NO ACT

DC
PE
2-5-08



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



08045117

March 27, 2008

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
Legal Staff
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act: 1934
Section:
Rule: 14A 8
Public Availability: 3/27/2008

Re: General Motors Corporation
Incoming letter dated February 5, 2008

Dear Ms. Larin:

This is in response to your letter dated February 5, 2008 concerning the shareholder proposal submitted to General Motors by Fredrick P. Wilson. We also have received a letter from the proponent dated March 4, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Fredrick P. Wilson
1305 Rollins St.
Grand Blanc, MI 48439-5119



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

February 5, 2008

BY E-MAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the revised proposal received on December 17, 2007 from Fredrick P. Wilson (Exhibit A) from the General Motors Corporation ("General Motors" or "GM") proxy materials for the 2008 Annual Meeting of Stockholders. The proposal is entitled "IMPROVE NEW VEHICLE FUEL ECONOMY TO STOP FUNDING TERRORISM AND THE TEACHING OF HATRED GLOBALLY AND IN AMERICA BY SAUDI ARABIA".

The proposal provides:

> Resolved: that the shareholders request GM's Board to include a specific report in the annual report on the efforts to improve the fuel economy of the company's new light truck and passenger vehicles such that no GM vehicles will indicate there is a need for any country in the world to buy oil from the Middle East to fuel the new GM vehicles at the earliest opportunity.

General Motors intends to omit the proposal under Rule 14a-8(i)(3) (violation of proxy rules) and Rule 14a-8(i)(7) (relates to ordinary business matters).

The substance of the recitals preceding the resolution quoted above is that because Saudi Arabia and members of the Wahhabi sect of Islam are implacable foes of America, Europe, Christians and Jews, the U.S. must stop buying oil from the Middle East immediately. The principal focus of the proposal is providing a report on our efforts to improve fuel economy, which is part of General Motors' ordinary business activities.

Rule 14a-8(i)(7) permits a company to excluding a proposal that "deals with a matter relating to the company's ordinary business operations," and the Commission has clarified that certain tasks that are fundamental to management's ability to run a company on a day to day basis are not suitable for direct oversight by stockholders. See Exchange Act Release No. 34-40018 (May 21, 1998); Exchange Act Release No. 34-12999 (November 22, 1976). Improving fuel economy is an important part of GM's ordinary business, as a means both of appealing to value-conscious consumers and of complying with increasingly stringent regulatory requirements in the United States and in other countries. GM's Annual Report on Form 10-K for 2006 and Quarterly Reports on Form 10-Q filed during 2007 include information about fuel economy regulations and our plans to improve the fuel economy of our vehicles, which include marketing programs for the many fuel-efficient models we offer and extensive research and development to make internal combustion and diesel engines more efficient and to develop commercially viable technology for alternative propulsion systems like electricity, hybrids and fuel cells. Activities like marketing plans for certain vehicles, improving the powertrains we offer, and developing propulsion technology that can be profitability offered in mass-market vehicles are central to GM's ordinary business, described in our 2006 Form 10-K as "the worldwide development, production, and marketing of cars, trucks, and parts." In General Motors Corporation (April 4, 2007), the Staff took a no-action position with regard to excluding a proposal from the same proponent that would have linked executive compensation to the accomplishment of similar fuel economy goals, noting that "while the proposal mentions executive compensation, the thrust and focus of the proposal is on **ordinary** business matters." (emphasis in the original)

We acknowledge that the Staff has found that certain proposals that refer to environmental or public health issues may be deemed to focus on significant policy issues if the company's operations may adversely affect the environment or the public's health. Division of Corporation Finance: Staff Legal Bulletin No. 14A (July 12, 2002). The thrust and focus of the current proposal, however, is clearly not environmental or health concerns, but terrorism. The invocation of concerns about terrorism as a motivation for a stockholder proposal does not automatically remove its subject from the realm of ordinary business operations. See Carnival Corporation and Carnival plc (January 6, 2006). Similarly, the Staff recently issued a no-action letter to exclude a proposal regarding the issuer's policies on product safety as relating to ordinary business operations, despite the proponent's argument that the public's health was implicated. The Home Depot, Inc. (January 25, 2008). See also General Motors Corporation (March 11, 2003); T. Rowe Price Group, Inc. (January 10, 2003 and December 27, 2002); SBC Communications Inc. (December 26, 2002); Morgan Stanley (December 23, 2002); Lucent Technologies Inc. (November 18, 2002). See also, e.g., Johnson & Johnson (January 15, 2003); American Home Products Corporation (March 4, 2002); Schering-Plough Corporation (March 4, 2002); Aetna Inc. (February 23, 2002). The focus of the proposal is terrorism, and fuel economy as a weapon to combat terrorism, not environmentalism.

In addition, Rule 14a-8(i)(3) would permit the omission of most of the recitals preceding the resolution, which include assertions that are deeply offensive to many people. For example, the first recital includes the statement:

> Saudi Arabia, which is married to the Wahhabi Sect of Islam, is preaching hatred of Americans, democracy, Christians, and Jews, the denigration of women, and armed Jihad with written material in American mosques, madrasses, and Islamic centers. . . They are also

teaching hatred of us in Canada, Europe, the Middle East, North Africa, and Central and SE Asia.

The fourth recital states:

All of Western Europe, England, Russia, Canada, Southeast Asia, and large sections of Central and South America will be, demographically at first, violently later, overrun by Islamists well before 2100. Holland and France may be overrun by 2030. They will be "an Islamist threat like the Nazis in WWII" to Eastern Europe and America, only this time Russia, England, and Canada will on the Islamofascists side. Shortly after Islam rules Europe, Canada, and Russia, they may start a shooting war with the US, and we will have a large segment of radical Islamists that are US citizens that have been taught hatred by Saudi money that will be an active 5th column for the Islamofascists." That recital closes with a reference to "Hezbollah activists in Dearbornistan," an apparent reference to the large number of residents of Arab descent of Dearborn, Michigan. These statements and others in the recitals, to a material extent, are derogatory to Saudi Arabia and to adherents of Islam. Staff Legal Bulletin No. 14B (CF) (September 15, 2004) states that "reliance on Rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where:

- statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation.

The recitals to the proposal to a material degree impugn and disparage the citizens of a country and the members of a religion, and we believe that all of the recitals may be omitted under Rule 14a-8(i)(3). See Bank of America Corporation (January 12, 2007). From our correspondence with Mr. Wilson, we understand that he ardently believes that these assertions are true; from GM's perspective, however, we do not believe that our proxy statement should include unverifiable statements that are likely to offend many of our stockholders and other readers.

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2008 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: Fredrick P. Wilson

Exhibit A

To: A. Larin
c: S. Colby

FAX COVER SHEET

RECEIVED
DEC 17 2007
OFFICE OF SECRETARY
DETROIT

07DECEMBER2007

FROM: Fredrick P. Wilson
1305 Rollins St.
Grand Blanc, MI 48439-5119

TO: SECRETARY
GENERAL MOTORS CORPORATION
MAILCODE: 482-C38-B71
300 RENAISSANCE CENTER
P.O. BOX 300
DETROIT, MICHIGAN 48265-3000

FAX NUMBER: 313-667-3166

SUBJECT: STOCKHOLDER PROPOSAL

Dear Sir &/or Mme.,

Attached is a cover letter for my stockholder proposal, My proof of ownership of GM Stock, and the proposal itself.

Number of Pages:

Fax Cover Sheet:	1 page
Stockholder Proposal Cover Letter:	2 pages
Proof of Ownership of GM Stock letter from Fidelity	1 page
Proof of intent to continue to own GM stock	2 pages
Fidelity account printout that documents ownership	2 pages
Stockholder Proposal:	1 page

TOTAL NUMBER OF PAGES, INCLUDING COVER SHEET: 9

Regards,



Fredrick P. Wilson

December 07, 2007

Fredrick P. Wilson
1305 Rollins St.
Grand Blanc, MI 48439-5119
PH: 810-694-6628
Cell Ph: 810-423-4957
E-mail: Shinano01@aol.com

Secretary
General Motors Corporation
MailCode 482-C38-B71
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

SUBJECT: Stockholder Proposal for the Board of Directors Consideration, and for inclusion in the proxy statement for the 2008 Stockholders Meeting if the Board does not see fit to adopt it as is.

Dear Mme. &/or Sir:

The first attachment is a letter from Fidelity, Inc., my stockbroker, dated 07Dec2007, attesting to the purchase date of my GM Stock and the quantity owned, and that as of the date of that letter I still owned the stock and had continuously held that stock for at least one year. The purchase date of the initial lot of 100 shares is August 20, 2004, with a second lot of 45 shares purchased on December 15, 2005. The total quantity of 145 shares, is valued at about $4,148.45. I have continuously held, i.e. continuously owned, 145 shares of GM stock with a value of at least $2,000.00 for at least one year.

The second attachment is a letter from me, dated 07Dec2007, attesting to my having continuously held, i.e. continuously owned, the stock for at least one year, and my intent to continuously own, i.e. to continuously hold, the 145 shares of GM stock through the 2008 annual or special meeting(s).

The third attachment is a print out, consisting of 2 pages, one landscape and one portrait, in order to display the entire page, of my Fidelity account GM Stock ownership information dated 07DEC2007, which supplements the verification of the continuously held ownership of this stock and the value of the stock of at least $2,000.00.

The fourth attachment is my stockholder proposal, Dated 07Dec2007, for the board of directors to consider for the 2008 stockholders meeting, and that is to be included in the stockholder proxy statement for the 2008 stockholders meeting for consideration by all of the stockholders if the board does not approve it. The proposal is 499 words long, including the title, signature, and date, according to Microsoft Word.

If you have any questions or concerns, please contact me at your earliest opportunity.

Regards,



Fredrick P. Wilson

Att: 1) Letter from Fidelity, Inc, dated 07Dec2007, regarding the continuously held ownership of my GM Stock and the value in excess of $2,000 for the continuously held stock.

2) Letter from Fredrick P. Wilson, dated 07Dec2007, regarding intent to continuously own, i.e. continuously hold, this stock valued at least at $2,000 through the next annual or special meeting.

3) Print out of my Fidelity Account dated 07Dec2007 which supplements the documentation provided in atts. 1) and 2).

4) Stockholder Proposal: IMPROVE NEW VEHICLE FUEL ECONOMY TO STOP FUNDING TERRORISM AND THE TEACHING OF HATRED GLOBALLY AND IN AMERICA BY SAUDI ARABIA

CC: SEC – Division of Corporation Finance, Chief Counsel's Office

National Financial Services LLC
Operations and Services Group
500 SALEM STREET OS2S, SMITHFIELD, RI 02917

December 7, 2007

Mr. Fredrick P. Wilson
1305 Rollins Street
Grand Blanc, MI 48439-5119

Dear Mr. Wilson,

This letter is in response to the enclosed letter that we received from you on October 25, 2007. It was regarding your Cost Basis and Purchase History for the General Motors Corp. (GM) position that you hold in your Fidelity Brokerage Account number X35-524000.

This is to confirm that you currently hold 145 shares of General Motors Corp. (GM) in your Fidelity Brokerage Account number X35-524000. The value of your 145 shares of GM is $4,148.45 as of December 6, 2007. Secondly, the Purchase History and Cost Basis Information[1] for your 145 shares of GM is as follows.

Purchase Date	Transaction	Purchase Quantity	Purchase Basis	Position Quantity	Position Basis	Current Value (12/06/07)
08/17/2004	Buy	100.000	$4,163.00	100.000	$4,163.00	
12/15/2005	Buy	45.000	$1,008.35	145.000	$5,171.35	$4,148.45

These shares have been continuously held in your account (Fredrick P. Wilson's) by Fidelity for at least one year since they were purchased.

I hope this information is helpful. If you have any further questions, please feel free to contact me at 800-482-9984, extension 27936. We appreciate your business.

Sincerely,



Peter Zaitzevsky
Client Service Specialist

Our File: W027473-07DBC07

[1] Fidelity-provided estimated cost basis (including cost basis and short sale proceeds information provided to Fidelity by customers) and change since purchase information may not reflect all adjustments necessary for tax reporting purposes. You should verify such information against your own records when calculating reportable gain or loss resulting from a sale, redemption, or exchange. Fidelity does not report such information to the IRS or other taxing authorities and is not responsible for the accuracy of such information you may be required to report to federal, state, and other taxing authorities. Fidelity makes no warranties with respect to, and specifically disclaims any liability arising out of your use of, or any tax position taken in reliance upon, such information. Unless otherwise specified, Fidelity determines cost basis at the time of sale based on the average cost-single category (ACSC) method for open-end mutual funds and based on the first-in, first-out (FIFO) method for all other unrestricted securities. Consult a tax advisor for further information.

Fidelity INVESTMENTS

December 07, 2007

Fredrick P. Wilson
1305 Rollins St.
Grand Blanc, MI 48439-5119
Eve PH: 810-694-6628
Day Ph: 810-257-5142
Cell Ph: 810-423-4957
E-mail: Shinano01@aol.com

Ms. Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation Legal Staff
General Motors Corporation
MailCode 482-C38-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

ATTN: Ms. Anne T. Larin
Counsel
Office of the General Counsel

SUBJECT: Intent to Continuously Hold Stock through the Annual meeting in June, 2008 and beyond, i.e. Stock Retention

Dear Ms. Larin:

The attached letter from Fidelity, Inc. dated 07Dec2007, establishes my continuously held ownership of the stock listed, all of it having been continuously held for at least one year. The letter also states that the value of this continuously held GM stock is at or above $2,000 in total as of the market close on 06Dec2007.

I do personally attest that I have continuously held, i.e. continuously owned, the listed quantity (145 shares) of GM stock worth at least $2,000 dollars in value for at least one year, as the attached letter from Fidelity shows.

I do intend to continuously own, i.e. continuously hold, these 145 shares of GM stock through the date of the annual meeting or special meeting of shareholders in June, or whenever, in 2008, and the date of the annual or special meeting of shareholders in June, or whenever, 2009, and through the date of the annual or special meeting of shareholders in June, or whenever, 2010.

If you have any questions or concerns, please contact me at your earliest opportunity.

Regards,



Fredrick P. Wilson

Accounts & Trade > Portfolio > Positions >

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Help/Glossary

Account: INDIVIDUAL (X35524000)

Position

As of: 12/07

Symbol	Description	Quantity	Closing Mkt Value	Total Cost Basis	Unrealized Gain/Loss	Unrealized Gain/Loss %
GM	GENERAL MOTORS CORP	145.0000	$4,148.45	$5,171.35	-$1,022.90	-19.78%

Position History

Show: Open Lots The information below is a summary of your open tax lots as of the prior business day's clos

Date Acquired	Quantity	Cost Basis per Share	Closing Mkt Value	Cost Basis	Unrealized Gain/Loss	Unrealized Gain/Loss %
08/17/2004	100.0000	$41.63	$2,861.00	$4,163.00	-$1,302.00	-31.28%
12/15/2005	45.0000	$22.41	$1,287.45	$1,008.35	$279.10	27.68%

** In the case of a short sale, total cost ordinarily equals the cost of the asset (including commissions, if any) when purchased for delivery when the sale is closed or covered. However, as cost basis is unknown until the date the short sale is closed or covered, the value Fidelity reports in the Cost Basis column is equal to the price at which the short sale was transacted (total sales proceeds). When calculating the unrealized gain/loss, Fidelity adds the negative value reported in the Closing Mkt Value Column to the positive value reported in the Cost Basis column.

• Fidelity-provided estimated cost basis (including cost basis and short sale proceeds information provided to Fidelity by customers) gain/loss and holding period information may not reflect all adjustments necessary for tax reporting purposes. You should verify such information against your own records when calculating reportable gain or loss resulting from a sale, redemption, or exchange. Fidelity does not report such information to the IRS or other taxing authorities and is not responsible for the accuracy of such information you may be required to report to federal, state, and other taxing authorities. Fidelity makes no warranties with respect to, and specifically disclaims any liability arising out of your use of, or any tax position taken in reliance upon, such information. Unless otherwise specified, Fidelity determines cost basis at the time of sale based on the average cost-single category (ACSC) method for open-end mutual funds and based on the first-in, first-out (FIFO) method for all other unrestricted securities. Consult a tax adviser for further information.

If securities held in your account are restricted for sale under your company's stock plan rules, Fidelity will use the FIFO method for lots available for sale.

Fidelity's cost basis information system has a cumulative lifetime limit on how much activity it can track for each individual security position in an account. For this purpose, each buy, sell, dividend, wash sale, disallowed loss, stock split, stock merger, etc., is an event. For some customers, this limit can be reached with approximately 1500 events. Cost basis information for events beyond that limit will usually show as "not available" or "unknown". In addition, any cost basis information shown may be outdated due to events occurring after the limit is exceeded. Once the limit is reached, all cost basis information for the affected position will need to be tracked and updated by the investor. Of course, investors will continue to receive confirms and account statements reflecting current transactions in their accounts. If you are uncertain if you have reached, or are near, the lifetime limit on a particular security position in your account, contact your Fidelity representative for more details.

If specific shares were selected manually rather than electronically, cost basis and gain/loss information displayed will be based on the first-in, first-out (FIFO) calculation method. You will need to refer to your trade confirmation for the lot(s) you selected, and calculate your gain/loss accordingly. In addition, you may need to re-calculate cost basis and gain (loss) information for other positions that were based on the first-in, first-out method to remove the effect of any tax lots that were specifically identified and allocated to other sales.


Fidelity
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Friday, December 7, 2007

Accounts & Trade > Portfolio > Positions >

View Lots

Help/Glossary

Account: INDIVIDUAL (X35524000)

Position

As of: 12/07/2007, 12:41 AM

Symbol	Description	Quantity	Closing Mkt Value	Total Cost Basis	Unrealized Gain/Loss	Unrealized Gain/Loss %	Type	
GM	GENERAL MOTORS CORP	145.0000	$4,148.45	$5,171.35	-$1,022.90	-19.78%	Cash	Trade News Research

Position History

Show: Open Lots The information below is a summary of your open tax lots as of the prior business day's close.

Date Acquired	Quantity	Cost Basis per Share	Closing Mkt Value	Cost Basis	Unrealized Gain/Loss	Unrealized Gain/Loss %	Holding Period
08/17/2004	100.0000	$41.63	$2,861.00	$4,163.00	-$1,302.00	-31.28%	Long
12/15/2005	45.0000	$22.41	$1,287.45	$1,008.35	$279.10	27.68%	Long

** In the case of a short sale, total cost ordinarily equals the cost of the asset (including commissions, if any) when purchased for delivery when the sale is closed or covered. However, as cost basis is unknown until the date the short sale is closed or covered, the value Fidelity reports in the Cost Basis column is equal to the price at which the short sale was transacted (total sales proceeds). When calculating the unrealized gain/loss, Fidelity adds the negative value reported in the Closing Mkt Value Column to the positive value reported in the Cost Basis column.

• Fidelity-provided estimated cost basis (including cost basis and short sale proceeds information provided to Fidelity by customers) gain/loss and holding period information may not reflect all adjustments necessary for tax reporting purposes. You should verify such information against your own records when calculating reportable gain or loss resulting from a sale, redemption, or exchange. Fidelity does not report such information to the IRS or other taxing authorities and is not responsible for the accuracy of such information you may be required to report to federal, state, and other taxing authorities. Fidelity makes no warranties with respect to, and specifically disclaims any liability arising out of your use of, or any tax position taken in reliance upon, such information. Unless otherwise specified, Fidelity determines cost basis at the time of sale based on the average cost-single category (ACSC) method for open-end mutual funds and based on the first-in, first-out (FIFO) method for all other unrestricted securities. Consult a tax adviser for further information.

If securities held in your account are restricted for sale under your company's stock plan rules, Fidelity will use the FIFO method for lots available for sale.

IMPROVE NEW VEHICLE FUEL ECONOMY TO STOP FUNDING TERRORISM AND THE TEACHING OF HATRED IN AMERICA BY SAUDI ARABIA

Whereas: Saudi Arabia, which is married to the Wahhabi Sect of Islam, is teaching hatred of Americans, democracy, Christians, and Jews, the denigration of women, and armed Jihad with written material in American mosques, madrasses, and Islamic centers. The report is at: www.freedomhouse.org/religion. The Saudi's have been spending over $4 Billion/year for 34 years ($136Billion+) to build mosques, madrasses and Islamic centers in the US and globally. They are also teaching hatred of us in Canada, Europe, the Middle East, North Africa, and Central and SE Asia. Some members of the Saudi royal family, some charities run by Saudi mosques, and some private Saudi individuals are still funding Hamas, the Intifada and al-Qaeda, and the insurgency in IRAQ with our oil money.

Whereas: Saudi Arabia is not our friend or ally, and has not been since at least 1973. They will not change as long as they follow the radical teachings of al-Wahhab and Islam. They declared war against the US in 1973, quietly, under the table, and behind our backs.

Whereas: Sheikh Kabbani reported to the State Dep't. in '99 that 80% of the mosques in the US were preaching Wahhabism. US Rep. Paul King of NY stated in Feb. '04 that 85% are preaching Wahhabism. An example is "The apes are Jews, the people of the Sabbath; while the swine are the Christians, the infidels of the communion of Jesus." Most of the balance are teaching radical Shiism, as espoused by Iran.

Whereas: All of Western Europe, England, Russia, Canada, Southeast Asia, and large sections of Central and South America will be, demographically at first, violently later, overrun by Islamists well before 2100. Holland and France may be overrun by 2030. They will be "an Islamist threat like the Nazis in WWII" to Eastern Europe and America, only this time Russia, England, and Canada will be on the Islamofascists side. Shortly after Islam rules Europe, Canada, and Russia, they may start a shooting war with the US, and we will have a large segment of radical Islamists that are US citizens that have been taught hatred by Saudi money that will be an active 5th column for the Islamofascists. Hezbollah activists in Dearbornistan may join them.

Whereas: It is possible for the US to lose the war against radical Islam, or at least be devastated by European nukes and homicide bombers from Canada. It is vital that the US stop buying oil from the Middle East immediately.

Resolved: that the shareholders request GM's Board to include a specific report in the annual report on the efforts to improve the fuel economy of the company's new light truck and passenger vehicles such that no GM vehicles will indicate there is a need for any country in the world to buy oil from the Middle East to fuel the new GM vehicles at the earliest opportunity.

F. P. Wilson 07Dec07

March 04, 2008

Fredrick P. Wilson
1305 Rollins St.
Grand Blanc, MI 48439
Cell PH: (810) 423-4957
Eve PH: (810) 694-6628
E-mail: Shinano01@aol.com

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

RE: GM's Request Omission of Shareholder Proposal Submitted by Mr. Fredrick P. Wilson

Ladies and Gentlemen:

I urge you to notify General Motors (GM) they should include my proposal in the 2008 Proxy statement for the annual stockholder meeting, and I urge the SEC to fine GM the fullest amount that the law allows if they do omit my proposal.

My wish and desire has always been that GM would adopt my proposal and act accordingly. If that is not to be the case, then the obvious 2nd ranking desire is that it is included in the Proxy Statement so that GM Stockholders would have an inkling of how much trouble the USA is in, and how much GM needs to do so much better than it is doing.

On December 4 (or 11), 2008, I had a breakfast meeting with the Honorable Representative Mike Rogers (R-MI) and his primary aid. At that meeting I presented the same information, books, CDs, documents, and DVDs, to Congressman Mike Rogers as I have presented to GM, including some of the correspondence. We discussed Islam for most of the meeting. I urged him to join the House Anti-Terrorism-Caucus, co-founded and Chaired by the Honorable Representative Sue Myrick, (R-NC). Congressman Rogers indicated that he was on several committees that dealt with security and defense, and didn't think he would join that caucus.

After reviewing the material, the Honorable Representative Mike Rogers joined the caucus at the beginning of February.

If the material is good enough for the Honorable Congressman Mike Rogers to read, it is good enough for GM to read.

After the conclusion of CPAC (Conservative Political Action Conference) in Washington, DC, on Saturday, 09FEB2008, the David Horowitz Freedom Center sponsored a dinner meeting to help kick off their Islamofascism Awareness Week II – "Stop the Genocide" campaign on Americas College Campuses. The sponsored speaker at the meeting was the Honorable Representative Sue Myrick, Chair of the House Anti-Terrorism Caucus. Approximately 200 mostly younger folks attended the meeting.

David Horowitz opened the meeting, and spoke about the Islamofascists and IslamoNazis that were infiltrating the USA, especially the Muslim Brotherhood through its college affiliate, the Muslim Students Association (MSA). The brunt of the campaign is for the College Republicans to inform their communities and try to acquire the signature approvals of College Democrats and other campus organizations, as well as of the MSA, to stop the Genocide advocated by the Hadith that the Prophet Mohammad stated that is also part of the Hamas Constitution. Hamas is one of the violent arms of the Muslim Brotherhood.

> "The Day of Judgement will not come about until Moslems fight the Jews (killing the Jews), when the Jew will hide behind stones and trees. The stones and trees will say O Moslems, O Abdulla, there is a Jew behind me, come and kill him."

A College Republican from North Carolina spoke briefly, introducing Representative Sue Myrick.

The Honorable Representative Sue Myrick spoke for about 20 minutes. She covered the creation of the House Anti-Terrorism Caucus, including its tremendous membership growth with almost no advertising or open-calls for members. She said most members had just called her to join, stating that they realized that this was a very important subject.

She covered some of the speakers they have had, such as Brigitte Gabriel, a Lebanese American Christian survivor of the Islamist Jihad in the 70's and 80's to destroy Lebanon and author of *Why They Hate*, and Walid Phares, a well known speaker and author of erudite books regarding radical Islam, such as *Future Jihad: Terrorist Strategies Against America* and *War of Ideas: Jihadism Against Democracy*. Both of these authors required heavy security arrangements due to the numerous credible death threats that have been made against them. (There was heavy security at this dinner meeting in the Omni-Shoreham hotel in Washington, DC, which is a very large, very swank hotel in a good area of DC).

She spoke of the threat to Europe of these radical Islamists, citing the Muslim Brotherhood in particular and its use of its plan, the "Project", to take over Western Civilization from the inside out. She spoke about how they were succeeding, and how they were a mortal threat to Canada and the USA, including through the MSA. She did speak about the infiltration of radical Islamists into the USA and into the US Government, particularly the State Department, the FBI, the CIA, and the DOD.

(Abdel Rahman, the blind Sheikh, is America's best-known Muslim Brotherhood member. He was convicted of conspiracy to assassinate Anwar Sadat in Egypt. He argued that what he preached regarding the need to assassinate Sadat, was correct according to Islamic Law. The Egyptian court found in his favor, and his only penalty was to be deported. He came to the US, and is now serving a life sentence for conspiracy to destroy the World Trade Centers twin towers in 1993 plus other structures in 1994 – GM can read more about him and his heinous beliefs in the documentation I provided last year, which also includes the Muslim Brotherhood Project that Representative Myrick referenced. Hassan al-Banna, the founder of the Muslim Brotherhood stated that what they were doing is "graduated conquest", and here in the USA it is so graduated that most folks are missing it, but not the House Anti-Terrorism Caucus. The Muslim Brotherhood and the Wahhabi Sect of Saudi Arabia that supplied all 19 of the 19 9/11 killers are flip sides of the same coin. The Muslim Brotherhood and al-Qaida have also worked together, as well as with the Wahhabis in Saudi Arabia that were the fount of al-Qaida, and have many interconnected people and activities. It is the Muslim Brotherhood that won 40% of the vote in the recent Egyptian election, and they are the ones that have harassed over 35% of the Coptic Christians in Egypt enough to convince them to leave Egypt altogether over the last decade or so – several million Christians).

She hoped that the Islamofascism Awareness Week II would be a success and that our purportedly peaceful, moderate Muslims would stand up and condemn the violent teachings of Islam. She stated that she hoped so, but had very low expectations, as our own American Muslims have consistently not only refused to condemn the violence occurring around the Globe, but have frequently spoken out supporting it or stating how necessary it was to defend Islam.

She did urge everyone to read the report "'To Our Great Detriment' – Ignoring What Extremists Say About Jihad" by Stephen Coughlin, Major Military Intelligence. She said even though it was over 300 pages long, it was well worth reading. She said it was available on the web (it is – a CD of this report is provided in the attachments).

If this is good enough for Representative Myrick to read, for most of the 122 members of the caucus to read, to be advocated by Representative Myrick to the general public to read, for many members of the DOD, including at least up to the under-Secretary level, and many members of Central Command and other military commands to read, it is good enough for GM to read.

She ended by urging us all to read the books the caucus recommended, to learn about Islam, and to support the Islamofascism Awareness Week efforts of the David Horowitz Freedom Center.

In the Q&A session, I was called upon. I introduced myself, and then asked, "I greet you from Flint, Michigan, home of an open Islamist Death Threat, and where our own Muslims lie to us constantly about their beliefs. I am a stockholder with GM and Ford, and I have been working with them for the last three years trying to convince them that we can lose this war and how vital it is to stop funding our demise as a culture and country by buying oil from the radical countries in the Middle East. I have also spoken with the Republican Congressional Caucus from Michigan about how we need to stop funding our own demise. They all nod their heads agreeing with me, and speak of the need to do so, but nobody does anything. What do you believe, and if you agree, what can you do to help convince everyone that we do need to stop funding our own demise?

She stated that she fully agreed with me about how much danger we are in and that we did need to stop buying oil from the Middle East as soon as possible. She said most of the caucus members agreed with me on both counts, and that it was vital to stop buying oil immediately. She said that her caucus members were working to try to achieve success in ceasing to buy oil from the Middle East, that it was a difficult task, but that she and the caucus were committed to that goal.

After the meeting I spoke with here one-on-one. I provided her with my business card, and I spoke with her about my meeting with Mike Rogers, the material I had provided to him, which was the same as I had provided to the auto companies, and how he had recently joined the caucus. I stated that I would be happy to help the caucus in any way possible. She appreciated my efforts and hoped that everyone at the meeting could convince their congressperson to join the Caucus.

Talking with the David Horowitz Freedom Center folks, I stated I could, and would, help with the Islamofascism Awareness Week with the U of M, Flint College Republicans. They wished that they could have someone from the U of M Dearborn step up.

Below is the press release from Representative Myrick announcing the formation of the Anti-Terrorism Caucus?

NEWS Release

U.S. Rep. Sue Myrick



Representing North Carolina's Ninth District

Contact: Andy Polk
(202) 225-1976

FOR IMMEDIATE RELEASE
January 30, 2007

Myrick Creates New Bipartisan Anti-Terrorism Caucus

(Washington, D.C.) – Today at a press conference in the US Capitol, U.S. Representative Sue Myrick (R-NC), along with Representatives Bud Cramer (D-AL), Kay Granger (R-TX), and Ben Chandler (D-KY) formally announced they have formed a new bipartisan Congressional Anti-Terrorism Caucus. Myrick, Cramer, Granger, and Chandler are the co-chairs of the new caucus.

The bipartisan caucus currently has 67 Members that attend meetings where experts give presentations regarding terrorism and jihadist ideology. Feedback from members of this caucus has been positive and the membership continues to grow.

"Terrorists don't target Democrats or Republicans. They target Americans, and this is why we must face this issue as Americans," said caucus founder Rep. Myrick. "Members of Congress and the American public must know the threats we face from radical jihadist terrorists. This caucus will give Congress the tools and resources it needs to communicate those threats to the public, as well as help them make more informed decisions when it comes to terrorist issues."

The new caucus has already had a meeting where 19 lawmakers came to hear a presentation on Al Qaeda and their goals. There are several more meetings planned in the near future to continue to educate Members on terrorist issues such as terrorist financing and terrorist use of the internet.

"This caucus is long overdue, and I'm glad we are doing this. Americans have desired to know what is really going on and what it means to them. My hope is that this caucus will be able to spur on an educated national dialogue on this issue so that we can unite as Americans did during World War II.," said Myrick.

http://www.house.gov/list/press/nc09_myrick/terrorcaucus013007.html
Accessed 19FEB2008

Following is the current, as known to me, membership in the caucus, and a short history and membership totals.

House Anti Terrorism Caucus

Representative Sue Myrick (R-NC)
Representative Bud Cramer (D-AL)
Representative Kay Granger (R-TX)

Representative Ben Chandler (D-KY)
Representative Jane Harmon (D-CA)
Representative Mike Rogers (R-MI)
Representative Joe Wilson (R-SC)
Representative Kirstin Gillibrand (D-NY)
Representative Nita N. Lowey (D-NY)
Representative Ted Poe (R-TX)

The Caucus was founded January 30, 2007 by the first four listed.

Early in its existence it had 20 Democratic and 47 Republican members

The Honorable Representative Jane Harmon, (D-CA) is the 3rd ranking member.

As of 25FEB2008, per Sue Myrick's office, the caucus had 122 members.

Following is a an Editorial by Representative Myrick, I which she speaks about the infiltration of Radical Islamists into the USA, and how vital she believes it is for everyone to read Major Coughlin's report.


U.S. HOUSE OF REPRESENTATIVES

EDITORIAL

U.S. Rep. Sue Myrick

Representing North Carolina's Ninth District   February 5, 2008   Contact: Andy Polk (202) 225-1976

THE WAR AT HOME: WHEN WILL WE OPEN OUR EYES?

Several weeks ago, there were reports that Major Stephen Coughlin was being dismissed from the Department of Defense Joint Staff for unjust reasons.

It was said that Hesham Islam, an aide to Deputy Secretary of Defense Gordon England, reviewed Major Coughlin's important thesis and found it too hard on Islam. He reportedly used his influence to push Coughlin out.

These reports were disturbing. In recent years, I have investigated every source available to me regarding the nature of the radical Islamist enemy that we face today and how they are seeking to infiltrate all elements of our society.

Infiltration in America is a very serious and important issue. We cannot take it lightly, and we must get our facts correct. That is why I did not accept opinions and rumors as truth.

I decided to vet this matter personally.

I met with Members of the House and Senate, Pentagon officials, and even Major Coughlin himself.

Major Coughlin told me that he has had a great working relationship with the Joint Staff and that he did not believe there was any conspiracy to remove him from his position. In fact, he was already planning to leave the Joint Staff at the end of his contract. Lest the rumors persist, Major Coughlin will be associated with another office program within the Office of the Secretary of Defense where he will continue to spread his message.

Based on these discussions and the information that I uncovered, specifically from Major Coughlin, I found no evidence that there was a conspiracy to silence the messenger.

I appreciate and was encouraged that people are concerned about this issue. We must continue to investigate situations like Major Coughlin's. It is very important that we be vigilant, but we must also be sure the information we use is correct.

We need to pursue the truth. We need to follow the facts. We must not fall asleep at the wheel while our enemies seek to infiltrate and harm us.

While I do not believe there was any foul play involved in this situation, I wish that more attention was given to Major Coughlin's thesis.

The thesis, which supposedly caused this great stir, is titled "To Our Great Detriment: Ignoring What Extremists Say about Jihad". In it, Coughlin points out several issues. He states we have not listened to our enemies; Osama Bin Laden and his ilk claim that they are acting in accordance with Islam. Our military has not identified and analyzed our enemy's stated doctrine; that they are acting in accordance with Islamic law. And finally, if we are going to prosecute this war effectively, our military must fully analyze their claim. Only then can they implement the proper strategy to defeat the radical Islamists long-term plan.

The ideas and issues presented in his thesis are important. We must understand our enemy. We must ask, "Is America Being Infiltrated?"

As Coughlin says in his thesis, our enemies freely admit their ideas and goals. They have clearly stated their intention to infiltrate us, much like the Russians did during the Cold War. We had no problem analyzing and acting on that information then.

I know that some people will refuse to admit there is a subversive movement going on here, but let me remind you that we have underestimated the will and capability of our enemy for more than 30 years. They are patient and determined to achieve their radical agenda.

Anyone following this summer's Holy Land Foundation trial in Dallas, Texas knows this as fact. Among the documents and recordings produced was "Government Exhibit 003-0085." This memorandum explains the "Civilization-Jihadist Process" strategy of the Muslim Brotherhood in the United States. In it, they describe their work in America as a path to "eliminating and destroying the Western civilization from within...so that it is eliminated and God's religion is made victorious over all other religions".

One clear point that emerges from this issue: Major Coughlin's thesis must be read by everyone responsible for ensuring the safety of America. If we fail to emerge victorious, our radical enemy threatens to establish fascist, Taliban-style governments in many parts of the world. These would be constructed around a system of rules so severe that women are forced to be second-class citizens- as in Taliban-era Afghanistan. In such a society, I would be put to death for writing this piece.

In order to ensure that the ideals of our founders persist into the next generation, Americans must be willing to confront the enemy head-on—and be smart about it.

http://www.house.gov/list/speech/nc09_myrick/020508CoughlinDoDreport.html
Accessed 22FEB2008

Following is an Anti-Terrorism Caucus article. The Honorable Representative Sue Myrick urges everyone to read the listed books about Islam. There are also two URLs for articles about Representative Myrick and the Caucus, and URLs for some Op-Eds written by Representative Myrick.

Anti-Terrorism Caucus

"Terrorists don't target Democrats or Republicans. They target Americans, and this is why we must face this issue as Americans. Members of Congress and the American public must know the threats we face from radical jihadist terrorists. The Anti-Terrorism Caucus will give Congress the tools and resources it needs to communicate those threats to the public, as well as help them make more informed decisions when it comes to terrorist issues."

- Rep. Myrick's statement when announcing the new bipartisan Anti-Terrorism/Jihad Caucus in January 2007

In January 2007, Rep. Myrick founded the bipartisan Anti-Terrorism Caucus. She along with Representatives Bud Cramer (D-AL), Kay Granger (R-TX), and Jane Harman (D-CA) are the 4 Caucus co-chairs. Members of this Caucus attend meetings where experts give presentations regarding terrorism and jihadist ideology.

Rep. Myrick hopes that the American public will see that Iraq is just one part of the greater war against radical Islamic Jihadists. She hopes that by forming this new caucus, Members can educate themselves on the threats we face so that they can take that knowledge back home and help educate their constituents.

This caucus now has over 120 members and is getting valuable information on things such as terrorist use of the internet, terrorist financing, and jihadist history and ideology.

For more information on this topic, Rep. Myrick suggests you read these books:

Bruce Bawer: *While Europe Slept: How Radical Islam is Destroying the West from Within

Tony Blankley: *The West's Last Chance: Will we win the Clash of Civilizations?

Steven Emerson: *American Jihad: The Terrorists Living Among Us

Brigitte Gabriel: *Because They Hate: A Survivor of Islamic Terror Warns America

Mary Habeck: Knowing the Enemy: Jihadist Ideology and the War on Terror

Brian Jenkins: Unconquerable Nation

Omar Nasiri: Inside the Jihad: My Life with Al Qaeda: A Spy's Story

Walid Phares: *Future Jihad: Terrorist Strategies Against America

Walid Phares: War of Ideas: Jihadism Against Democracy

Paul Sperry: *Infiltration: How Muslim Spies and Subversives have Penetrated Washington

Mark Steyn: *America Alone: The End of the World as We Know It

Lawrence Wright: The Looming Tower

Interviews:

Congressional Paul Revere Warns Nation About Islamofascist Threat

Meet Rep. Sue Myrick, Founder of the Anti-Terrorism Caucus

Op-eds written by Rep. Myrick on Terrorism:

The War At Home: When Will We Open Our Eyes? (February 2008)

Understanding The True Nature Of Terrorism (February 2007)

Terrorists On The Internet (May 2007)

http://myrick.house.gov/hot_topics_terrorism.shtml
Accessed 25FEB2008

The URL for each of the three preceding articles is at the end of the article. GM can go to these URLs to verify these documents if it so desires. The article, which is listed above, "Congressional Paul Revere Warns Nation About Islamofascist Threat" is included in the attachments.

In the attachments is a new bibliography, to replace the ones provided GM last year. I have noted with an * before the 7 books above listed which I have read that are on the caucus's list. The other 5 are in my queue. In my Bibliography are now over 165 books that I have read, including the 7 noted above.

If these books are good enough for the Honorable Representative Sue Myrick, and many of the Congressional members of the caucus to read, and for them to recommend to the attendees of the meeting and to the general public, they are good enough for GM to read. My documentation, plus the additions I have sent, is approximately 2,800 pages. Including the books I have and am supplying that equals another 800 pages, although *America Alone* by Mark Steyn is common to both the caucus and what has been supplied by me. The books recommended by the caucus add up to about 3,600 pages.

I have written to the Honorable Representative Sue Myrick, (CC att.) sending a set of the same information as GM has had for over a year, plus the additional documents supplied this year. I did request that she have all of the appropriate members of the management of Americas and the Globes auto industries (CC att) appear before her caucus. This would both be to explain to them the danger the USA is in and the necessity for immediate actions, and to explore everyone's reluctance to do what is in America's vital interest to do. I cannot speak for whether the Honorable Sue Myrick will review my information or whether she and the caucus will contact you or not.

It would be entirely appropriate for GM to contact Representative Myrick and request that she speak to the Directors and Executives. GM could request Gabriel Brigitte, who spoke to the caucus, to speak to them – or they could all read her book. The same could apply to Walid Phares. One way or another, the information needs to made known to the Directors and Executives of GM.

If we do lose this war, nothing else in our current political and economic conversations will matter. Our grandchildren will all be scrabbling for survival, and worrying about very little else. In an Islamic society, only Muslim Men will have any rights, and Islamic Law will ensure that economic improvement, as well as societal improvement, will forever be denied.

I did include in my information to Representative Sue Myrick the book *Energy Victory – Winning the War on Terror by Breaking Free of Oil* by Robert Zubrin (CC att.). Zubrin's book is the most cogent book or article I have read about what we should do. Zubrin's main thrust is to describe the horrors of Saudi Arabia, that methanol even more than ethanol, is our savior, and that global warming is not an immediate problem, but one that can be dealt with later.

I agree with Zubrin with two reservations. One, historical, is that he states that ibn-Taymiyya is the founder of Wahhabism, when it actually was al-Wahhab. Ibn-Taymiyya was one of the primary philosophical sources for al-Wahhab, but he lived 500 years before al-Wahhab.

The other reservation is a future reservation. Zubrin states that as later in this century China and India will add significantly to CO_2 production, even with alcohol fuels, other technologies will need to be implemented. He does not subtract Western Europe, Eastern Europe, Russia, Britain, Canada, Southeast Asia, and large sections of Central and South America from the equation. The best Islamic economy is that of Turkey, with a per-capita income of $2500. Europe, Britain, and Canada's economies will shrink from a per-capita of $35,000 or so down to less than 10% of that, i.e. they will shrink more than 90%. Even the poorer economies of Russia, Southeast Asia, and Central and South America will shrink dramatically. They will not contribute any CO_2 like developed economies will, and they, similar to Russia since the collapse of the Soviet Union, will have no concern for the environment, and no money for cleaning it up or keeping it clean.

He also does not subtract anything from the USA. It is very possible, perhaps probable, that the USA's economy will shrink by 50 to 75%, with some areas of the country, those run by the Islamists, shrinking much faster than those areas remaining to the Christians, who are probably the only ones that will fight back, as the multiculturalists will just surrender to the Islamists, for there is truly no difference between them and the Islamists in their own eyes. They, the multiculturalists, will find out, much too late, and much to their horror, that they won't even be treated as well as Dhimmi (2nd class extorted existence for Christians and Jews, similar to Blacks by the KKK under Jim Crow Laws in Louisiana during 1890's), for Islam will not give them a choice other than convert or die.

Allah said nothing about global warming. No Muslims are going to care, one way or the other.

Europe, Britain, and Canada will need very few cars, because they won't be able to afford them, and the factories their will either be idle, with no demand, destroyed, or in very low production, primarily for export.

The Honorable Former US Senator Rick Santorum has lectured and written about the threat we face. He is, most likely, the only US Senator, or former US Senator, that fully understands the threat, as the Senate Anti-Terrorism Caucus is currently fairly moribund. The Honorable Rick Santorum has titled his current series "The Gathering Storm", patterned, rightly so, after the title of the first of Churchill's books in his six book series about the run-up to and the events of WW II, as we run up to WW III. The article attached, "The Elephant in the Room: Reducing U.S. Oil Appetite", advocates methanol and ethanol. Even the Honorable Rick Santorum needs to expand his thinking to the entire world, for reducing or eliminating our dependence just leaves the rest of the world to continue funding these IslamoNazis, much, but not quite as much as before, to our detriment in the USA.

In the 1930s Winston Churchill was already notorious for speaking out about the dangers of Nazism. He was supported and encouraged by a group of "troublesome young men", members of Parliament and others, who urged him to continue to speak out about the threat that Nazism presented to freedom, democracy, England, and the free world.

Mein Kampf, when it was translated and published in English, was only ½ the length of the German language version, and had been highly edited to remove the hate filled parts. This ploy by the Nazis was reasonably successful, for many did read the English language version, and, upon finding no problems in it, derided those that knew better. Fortunately, enough Englishmen knew German, and a report was made of the two versions and what had been cut out, but far too few knew about or read this expose.

Churchill was also derided by many, if not most, people, for speaking out about a threat that either didn't exist, was too far away, was too far into the future to worry about, or was too large to do anything about. He was called a fear monger, an alarmist over nothing, and a Germanophobe, for deriding the Nazism, which had taken root with the Germans in Germany. He was accused of, in effect, cherry picking the negative items that Hitler had stated in Mein Kampf, and what Hitler and the other Nazis had publicly written and stated in speeches and discussions. Even some of Sir Winston's friends looked for ways to avoid seeing him or meeting him in the street by walking the other way, for they were tired of his constantly drumming about Nazism.

On May 10, 1940, when the Nazis', whom England had declared a state of war with on September 3, 1939, invaded France, Parliament, by a bare majority, threw out Chamberlain and some of the appeasers, and Churchill became the Prime Minister of England. At that time, Churchill thought that it may very well be too late, and believed that he might be presiding over the demise of England and the free world. Fortunately his resolute leadership helped overcome the Nazi inevitableness, despite the appeasers that remained in the government and Parliament.

After WWII, everyone knew and stated that Sir Winston was right. All of the evidence was right in front of us, but nobody wanted to learn about it or believe it. Everyone also stated how easy it would have been to get rid of Nazism in 1935, but no one then believed in what Churchill was stating. Everyone also said they would never allow evil to be ignored or triumph again.

Fast forward to today. We are living in a time analogous to the 1930's. There are far too many radical Islamists in America and the world, far too many Islamofascist apologists, far too many that don't want to learn anything, and far too many who are unwilling to consider learning enough about the problem. The complete and total ignorance about Islam that GM has displayed, and its total unwillingness to learn anything about Islam, including the ability to attempt to refute the documentation I have provided, goes far to substantiate my belief, which I have documented in over 2800 pages of documentation and over 150 books in the bibliography, of the analogy to the 1930's and that the United States of America has a tremendous probability of becoming an IslamoNazi hellhole like Lebanon, in part or in whole, on or before 2100. There are some that argue that it will even occur before 2050, and I only disagree with them over the possibility percentage.

"If a nation expects to be ignorant - and free - in a state of civilization, it expects what never was and never will be." – Thomas Jefferson

"The opinion of 10,000 men is of no value if none of them know anything about the subject." - Marcus Aurelius.

"All that is necessary for the triumph of evil is that good men do nothing." (Edmund Burke)

"Kill the unbelievers wherever you find them..." Sura 9.5, from the final and concluding chapter (Sura) of the Holy Qur'an

"Therefore, when ye meet the unbelievers, smite their neck." Sura 47.4, from a later Medinan Chapter of the Holy Qur'an. This, plus the Prophet Muhammad's personal beheading of over 600 male captives from the Jewish community of Banu Nadir in 626, is why Islamic captives are usually beheaded. (there are over 140 more verses advocating violence, war, and hatred in the Holy Qur'an, and due to Islam's Global Engineering Change System, naskh, the abrogate or suppression of all of the peaceful passages in the Holy Qur'an, the *Mein Kampf* of Islam, is part of mainstream Islamist teachings).

Islam teaches that Muhammad is *al-insan al-kamil* ("the ideal man"), the most perfect human being who ever existed, that is to be emulated in every way by every Muslim. That helps explain why beheading is still an approved method of killing innocents, and that assassinating opponents, as is rife in Lebanon, has occurred frequently in Iraq, and now also with Bhutto in Pakistan, is an accepted modus operandi.

There appears to be no Churchill on the Horizon. But there are some who are pointing out the danger, even though no one wants to listen, and no one wants to learn about and believe in the available knowledge. This unwillingness of almost all people to learn enough about Islam to have an opinion worth having and that can be supported and debated in the public arena strengthens the analogy to the 1930s.

Norman Podhoretz authored *World War IV*. He so appels it because he calls the Cold War WW III. In either case, he makes a compelling case of what we are approaching. If anything, he is too conservative in his outlook, for this war will not just last for a couple of decades, or a generation. This war may last for centuries. Even though the US has not been engaged in it since the Barbary Pirate days, this war has gone on for 1386 years, and may go on, if we don't lose it first, for 1387 more years.

In March of 632AD, in his farewell speech to his troops shortly before he died, Muhammad stated "I was ordered to fight all men until they say 'There is no god but Allah.'". Following the exhortations of Allah and using the exhortations of Muhammad, and his words and deeds as the perfect example, there has been 1387 years of unrelenting Jihad against non-Muslims. In the attached article, "Islam is the Bloodiest Ideology the Earth Has Ever Seen", I relate another lie by Flint's local Muslims, and how over 150 million non-Muslims have been slaughtered due to the commandments for Jihad by Islam, which is more people killed than by Nazism, Fascism, and Communism combined, not even including the slave trade which the Muslims ran in both directions and the Muslim on Muslim violence.

Ayatollah Ruhollah Khomeini stated, in 1979, "We will export our revolution throughout the world....until the calls 'there is no god but Allah and Muhammad is the Messenger of Allah' are echoed all over the world."

Osama bin Laden stated, in November 2001, "I was ordered to fight the people until they say there is no god but Allah, and his prophet Muhammad."

Including the statements quoted above, Osama and Khomeini, as well as their compatriots and successors, have frequently quoted the Holy Qur'an. the Hadith, and the Prophet Muhammad in support of their beliefs, as they did above. No one has been able to refute their use of the heinous passages in the Holy documents of Islam.

The Holy Qur'an can be read in complete translations, but it can be very difficult and misleading to read for those who don't know the rules under which it is organized and are to guide the understanding of it. The online English versions of the Hadith are being altered to remove the hatred, similar to what the Nazis did with *Mein Kampf*. Unfortunately, these 10 and 12 volumes of the Hadith collections are far too expensive for many to have in their original printed state, but they do exist, and I have both the collections of Sahih Bukhari and Sahih Muslim in hard copy.

The Holy Qur'an is the *Mein Kampf* of Islam: teaching hatred for all non-Muslims and advocating war and violence against all non-believers. The Hadith, the life and times of Muhammad and his actual statements were put together by renowned collectors of information about him shortly after his death, fully document the hatred and advocacy of violence that Muhammad, the Hitler of Islam, promoted. Yes, there are peaceful passages and peaceful statement, but to say that anyone is cherry picking quotes from the Holy Qur'an, the Hadith, and other documents is as disingenuous as those that accused Churchill of that with Mein Kampf and Hitler's speeches. The same applies to statements by Muslims throughout history – the hatred is there, and is plain to see, even though not every statement is evil. These IslamoNazis hate Jews more than the Nazis did, and have done so for 1387 years. These IslamoNazis hate Christians and all non-Muslims more than the Nazis hated untermenschen. The Muslims conquered every country that has an Islamist majority today by the sword – no country or group of people voluntarily converted as simply a choice between religions.

Demographically at first, violently later, all of Western Europe, Russia, England, Canada, Southeast Asia, and large sections of South and Central America will be overrun by radical Islam on or before 2100. Australia and New Zealand may not make it much beyond 2100 before they have Islamist majorities.

Speaking with businessmen who have visited China, they so state that there is at least one Mosque in every reasonable sized city. The Uighurs in Western China are trying to out demographically grow the Han Chinese, even though China has offered those Han residents freedom to have as many children as they want, contrary to the policy in the rest of China. China may be able to suppress peaceful Christians with ease, but they are playing with fire when they believe they can control their Islamic population.

India is building a 2400-mile Israeli style wall to keep the radical Islamists from Bangladesh out. India also has over 120 million Muslims in India, some of whom have committed terrorist acts, even though they know that the Hindus will respond in kind.

Attached is an article that documents some incidents between Muslim immigrants to Greenland and the indigenous Eskimos. What did Eskimos ever do to Muslims or Islam? Before Greenland, the two cultures never met each other, but the Muslims hate the Eskimos because they are not Muslims, as Allah and the Prophet Muhammad taught them to do.

The further one goes into the future, even more of the world will be overrun by radical Islam.

Is it possible for the USA to survive alone, as the sole western civilization left in the world? The further one goes into the future, the answer more strongly becomes no.

It is very possible that the USA will fight a second civil war. It is probable that the USA will become in whole or in part, just like Lebanon, where moderate leaders of all faiths are either in hiding or already assassinated. As the future continues to progress, the USA will become closer to being like Syria, as Lebanon is now progressing.

Dr. Newt Gingrich, Professor Emeritus of History and ex-Speaker of the House, has stated that this war against radical Islam will try our nation as nothing has tried it since the Civil War. I have spoken with Dr. Gingrich, and stated that in the second half of this century, we may very well be tried as a nation far more than even our own Civil War. He stated that I might be right.

"For anyone to defile any of them as has been done to the prophet Muhammad is blasphemy," he said. "We think the consequence for doing so is **physical death**". Quote from Imam Hanafi Adbul Malik, from the Flint Muslim House at 804 King Street, to George Jaksa of the Flint Journal, on 20Feb2006. (emphasis added). This is exactly how the Prophet Muhammad urged his followers to assassinate nine people, including one pregnant woman, solely for verbally criticizing the Prophet (the most perfect human being). The article "An American Death Threat" (cc att.) covers this episode in detail.

CAIR board chairman Omar Ahmed in 1998: "Those who stay in America should be open to society without melting, keeping Mosques open so anyone can come and learn about Islam. If you choose to live here, you have a responsibility to deliver the message of Islam...Islam isn't in America to be equal to any other faith, but to become dominant. The Koran, the Muslim book of scripture, should be the highest authority in America, and Islam the only accepted religion on earth." (very similar to what Osama bin-Laden said in 2003).

Taqqiya is the Shia word for the mainstream Islamic belief, teaching, and practice, in both the Sunni and Shia sects, of lying to non-Muslims to hide the true nature of Islam from them and to lie to protect and defend Islam and Muslims from non-Muslims. CAIR, Adbul Malik, and the gentleman were lying (Taqqiya) about what Adbul-Malik said, here in Genesee County, Michigan, USA.

Kithman is the Islamic practice of misdirection, omitting information, stating a mustard seed of truth and then changing the subject and throwing out irrelevant information, to mislead non-Muslims about the true nature of Islam, and to protect and defend Islam and Muslims from non-Muslims.

I subscribe to E-mails from CAIR, and view several USA Islamist websites almost every day, such as that for the MSA (Muslim Students of America). Our own American Muslims practice Taqqiya on us every day, all day long. Only the true followers of Islam such as Osama bin-Ladin, Zawahiri, Grand Ayatollah Khomeini, now Khamenei, Hamas, Hezbollah, Imams on their own pulpits around the world, and their similar like tell the truth about Islam and their pledged mission to destroy the "Great Satan".

As a fairly secular Christian, I can guarantee that Muslims in the USA and our own Muslim American citizens will want the USA to be ruled by Sharia law, as 60% of British Muslims want for Britain, which is totally incompatible with the bill of rights and the 14th and 19th amendments. To have to get a *fatwa* before our own Muslim American citizens in the US military would fight against the Islamofascist in Afghanistan and Iraq should be very alarming. The Muslim-American Pledge of allegiance starts with "I pledge allegiance to Allah and his Prophet Muhammad", and goes on like this for five lines before the pledge we recognize kicks in. This pledge may be being taught in 1,200

Madrassas in the USA today. Many American Muslims owe allegiance to Allah, his Prophet, Muhammad, and the global Umma, before they owe allegiance to America.

The possibility, even the probability, that the USA can lose this war, which will be the defining war of the entirety of this century, with the real shooting part of this war probably not starting until after 2050 or so, is something that every American should know about.

The probability that many of our great-great granddaughters will be gang raped by young Muslim men who believe that their religion justifies that, as is happening in Europe and Australia today and has been for several years, is something every American should know. The probability that many young American Muslim girls will be genitally mutilated (female circumcision, or Clitorectomy) as Ayaan Hirsi Ali was, as is endemic in the Middle East, North Africa, and is occurring in Europe, is almost certain. The Prophet Muhammad said "Cut them, but do not cut too deep."

The probability that our many of our great-great grandsons will either be beheaded or forcibly converted to Islam is almost certain. The prophet Muhammad beheaded 600-900 Jewish men for not wanting to convert to Islam and for verbally opposing Islam. Those Muslims who behead opponents are just following the example of the most perfect human being that ever existed, who is to be emulated in every way. The probability that the wives and daughters of Muslims will be freely beaten, as 93% of all women in Pakistan were in 2003, is very high. Allah and Muhammad approved of beating wives and women whenever the man was unhappy with them, for almost any reason, and Muhammad did do so. Once again, the perfect human being that every Muslim should pattern his life after.

Polygany (multiple wives, as opposed to polygamy, multiple spouses) has made it to the USA, as the Holy Qur'an allows all Muslim men to have up to four wives (Muhammad was allowed 11, including Aisha, his favorite, who he married when whe was six, and consummated the marriage when she was nine (per Sahih Bukhari). This pedophilia from the 7th century has been enshrined within Islam and carried forward to today, as Muslim women apostates such as Nonie Darwish and Wafa Sultan attest. Iran has recently lowered the age of marriage to 12, after trying to set it at nine. Arranged marriages of pre-teen women to men in their 50's and 60's is endemic within Islam. Honor killings have made it to America. Due to the ignorance of most in the FBI and law enforcement, I am sure there have been many more Honor Killings and Islamic wife and female beatings than have been reported. On January 4, 2008, Brigitte Gabriel, a Lebanese American lady and author of "Why They Hate", from her experiences growing up in Jihadist-torn Lebanon, stated on FoxNews regarding the Honor Killing of two young teen-age daughters by a Palestinian Muslim Cab Driver in Texas, that Europe is now experiencing more than two cases of Honor Killings per country per month, and that the Europeans have gotten so used to it that the killings aren't even news anymore. Brigitte Gabriel is one of the authors who is recommended by Rep. Sue Myrick, and who spoke before the House Anti-Terrorism Caucus.

The question was asked by the talking heads on FOX: why, if this man, the killer of his two teenage daughters didn't want to become an American and live by our laws, did he come here? The answer is that he came here expecting that we would change to his culture, here in the land of the free and the multicuralists. He is still in hiding, not found to be arrested yet, hiding in Mosques and within the American Muslim community. Why would they hide this killer? Because, in their eyes, he acted properly according to Islamic Law, and the law of Allah cannot be superceded by the laws of men.

An article about this Honor Killing, and several others, is included in the attachments.

Our great-great grandchildren are going to hate us for the world we will bequeath to them, if there is anyone left to remember what the USA was like before we lost the war.

Yes, there are peaceful Muslims, But it is not because of their religion, it is in spite of it. Islam, in Arabic, means submission, not peace. Islam is the religion of submission to Allah. Tawfik Hamid, from whom two articles are attached, is the best peaceful Muslim there is, for he recognizes the hatred the basic documents of Islam preach and he wants to reform them. Whether he and the very few other peaceful Muslims can succeed or not is unknown, but unlikely. Many Muslims are ignorant of what their religion teaches and preaches, just as many Christians are, but the Muslims can be introduced to the hatred one verse at a time by any Imam, the internet, or by their own research. At that stage they mostly keep quiet, for leaving Islam, apostasy, is one the three items for which death is the punishment (the other two are criticizing Allah or the Holy Qur'an, and criticizing the Prophet Muhammad). A very few do become apostates, such as Ayaan Hirsi Ali, Nonie Darwish, Wafah Sultan, and Ibn Warraq. Some others become violent radicals, and many become quiescent radical Islamist supporters.

While we absolutely need to find and support truly peaceful Muslims that believe in separation of Church and State and that know that Islam must be reformed, there are probably not enough such wonderful, peaceful Muslims to make a difference in either the short or the long run. Attached are the two articles, as noted above, by Tawfik Hamid, a truly peaceful Muslim, amongst the attached documentation. The articles, from the Opinion Journal Online (The Wall Street Journal) state his attempts to reform Islam. I will contribute $100 dollars to the Salvation Army for every Muslim that GM can find that agrees with Tawfik Hamid. The conditions are: 1) a notarized, signed statement, with the two articles attached, stating that the signing Muslim agrees with and will support Tawfik Hamid and his efforts to reform Islam. 2) A letter to the editor published in a paper that states that he (she) supports Tawfik Hamid and what he is trying to do, and 3) Certified evidence that the peaceful Muslim has stood up in Mosque on a Friday and promoted Tawfik Hamid and his efforts. I will pay up to a total of $10,000 to the Salvation Army for this effort, and if GM desires that my money be placed into Escrow, that can be arranged. GM should be willing to match my contributions, but also to pay a full $10,000 if it can't find even a single Muslim that will agree with Tawfik Hamid and to my conditions.

The more one studies Islam and its history, the more certain one will become that sooner or later, just as in the Gaza Strip, peaceful Muslims will become irrelevant, and the radicals will win by any means necessary, for the peaceful ones are unwilling to fight back, and it is only through fighting back that radical Islam can be defeated. Lebanon is another case in point, where the radicals have proven that they will go to any length to win, and anyone who opposes them has either been assassinated, is in hiding under 24 hour guard, or the equivalent of a dead man walking. They are just following the example of the Prophet Muhammad, who had nine people, men and pregnant women, assassinated, solely for speaking out against Islam.

When Islam becomes the majority in Europe and Canada and Russia, Americans will have front row seats to see how horridly Muslims treat all non-Muslims, even the "people of the book", as are Christian and Jews. Over 50% of Iraq's Christian population has fled Iraq since 2003. The reason is primarily because now that Saddam is gone, they can, and they know that Sharia law is just around the corner. The non-Muslims and Christians of Europe are fleeing from those areas and countries that have the most Muslims, for they are starting to be publicly treated as second-class citizens. They are fleeing, rather than fighting back and demanding their rights, for they know that the multiculturalists will out rule them, until only multicuralists remain, and then they will be killed or converted until only Muslims will remain.

The probability that the United States will become an Islamist country, in whole or in part, is extremely high and every American should know that. Which is why, when I say that the USA may very well be an Islamist Hellhole like Lebanon on or before 2100, I do not believe that I am understating the danger we are in.

I am happy and willing to publicly, or privately, debate the documentation I have put together and the beliefs that I have with all 1.4 billion of the worlds Muslims, all at once or one at a time, plus the world's approximately 1 billion Islamofascist apologists at the same time.

I would like to ask the GM Board of Directors how much study time they have spent studying Islam, both in their life and since 9/11. How many seconds, minutes, or even hours? I estimate that as of this writing I have spent in excess of 7,000 hours studying Islam since 9/11, including at our local Mosques. GM may know cars, although many stockholders will disagree with that. GM may know business, although that may be subject to great debate. GM does not know Islam.

Ayaan Hirsi Ali, who is now living in the US, has said that Islam states that we are all Infidels. She is correct. She has stated this publicly on FoxNews' Sunday morning program. The more one knows about Islam the more one knows that it is a religion of hatred and war. Her book, *Infidel,* is included. Ms. Laura Bush has read this book, as has Congressman Mike Rogers. It was a top ten seller per the New York Times. News reports have corroborated that genital mutilation has made it into the mainstream of Europe's Muslims. It will first appear here in the US amongst out Islamic populations in New York and Minnesota. They are trying to make it a mainstream practice as has already occurred in Europe. Would anyone of us want our daughters genitally mutilated as Ayaan Hirsi Ali was? Yet that is the future if we are not very careful. The money and boldness to advocate such programs comes from our oil money, which, with the price of oil today, the radicals in the Middle East are awash in. All of the preceding Honorable Gentlemen and Ladies, as well as President Bush, have read, recommended it to their staffs to read, and have highly recommended the book *America Alone* by Mark Steyn to others to read. Congressman Pete Hoekstra sought me out to shake my hand after talking to Mitt Romney about this book and the impact of Islam on the USA. He was glad to meet someone who had read the book and understood the threat, as was Governor Romney. Mrs. Ann Romney has stated to me that her husband both believes and understands that Islam is not a religion of peace, but rather a religion of hatred and war.

David Horowitz, the organizer of the event the Honorable Representative Sue Myrick spoke at, gave a presentation to over 2,000 at CPAC on Friday the 8th. He spoke about Islamofascism Awareness Week I which was held last October. It was aimed at getting everyone aboard to fight against how horridly Islam treats women. No MSA's signed the petition at over 80 colleges, and very few College Democratic organizations signed the petition. He spoke about how approximately 114million out of 700million Muslim women have been genitally mutilated. That is, basically, that one out of every 6 women has been clitorectomized. Even worse, some of the clitorectomies also cut off part or all of the labia. Some are sewn up solid so there is no reproductive orifice at all. In Europe genital mutilation clinics are popping up, funded by Saudi Arabia. Even though this is better than the open bucket and piece of cut glass that Ayaan Hirsi Ali and many other Muslim women were, and are, being cut with, how heinous a practice is that and why has Europe surrendered so that they are allowing them? Canada will soon follow, and the day will come when the Islamists here in the USA will want the same type of clinics.

At least in Europe they don't allow doctors to perform these horrid cultural mutilations, so the clinics are specific to genital mutilation, and they are staffed by nurses and unlicensed practitioners.

David Horowitz also spoke about the threat these IslamoFascists and IslamoNazis were to the USA. The 2,000 CPAC attendees present applauded Mr. Horowitz, his overall speech, various salient moments, and his usage of these terms.

At the Presidents Club winter meeting on 31Jan2008 in DC, I before 90 RNC contributors and RNC managers, asked the Honorable US Senator Norm Coleman (R-MN), who had just finished speaking, "Have you read *America Alone* by Mark Steyn, that covers the demographics that the rest of Western Civilization is going to be overrun by radical Islam (he interrupted and answered "Yes"), I than asked what will my US Senate do, what will he do, to keep the USA from becoming an IslamoFascist Hellhole like Lebanon or worse, the same as the rest of the world will become Islamist Hellholes.

Neither the Honorable Senator Coleman nor anyone else in attendance had any problem with the question or what or how I had stated it. Senator Coleman answered with some short-term actions needed in the Middle East.

In September, at an "Ask Mitt Anything" meeting in Grand Rapids, MI, I asked him basically the same question in front of 200 people, several US congressmen, and several TV station cameras. No one objected to my question, and Mitt answered openly, talking mainly about strengthening the family.

No one in attendance had any problem with what I said or how I worded it. US Congressman Pete Hoekstra sought me out at the end of the event to shake my hand as someone who had read *America Alone*.

At CPAC, I openly asked Mark Steyn, after he spoke, in front of 500 people, about what else could we do to keep the USA from becoming an IslamoFascist Hellhole like Lebanon on or before 2100. He answered civilly, speaking about the need to get our college students through college and out into the real working world as quickly as possible. No one had any problem with my question or how I phrased it, and a half dozen folks thanked me for my question after the session was over.

At the anti-Terrorism Symposium I attended in Dallas-Fort Worth on February 1 and 2, the thrust of the speakers and the agreement by the over 250 attendees was that we are slowly losing this war, and the symposium was providing additional knowledge and motivation to fight back. The Symposium was titled "Exposing the Threat of Islamist Terrorism". Robert Spencer, one of the authors that the Honorable Sue Myrick recommends, and from whom I have read all of his tomes, spoke about the "Stealth Jihad" that is slowly taking us over (which will be the title of his forthcoming book).

Joe Kaufman, Nationally noted Columnist and Radio host in Florida, spoke about the lawsuits against freedom of speech by these Islamist. With their Saudi oil money behind them, they can afford to file baseless lawsuits left and right, while the recipients of these anti-American lawsuits may be forced into destitution trying to afford the lawyers to fight back. It is tough to fight back against Saudi billions, funded every day by $100 a barrel oil. Even a noted national magazine, such as National Review, caved to pressure to stop selling a book that spoke openly and honestly about the Prophet Muhammad and how horrid he and Islam were rather than fight the ruinous lawsuit. They admitted that this is why they caved. So much for the founders of modern conservatism standing up for free speech against merely the Saudi $billions. The book is still sold by the Catholic Book Store – I presume that the Saudi IslamoNazis didn't want to file a suit against an openly religious bookstore – maybe enough Catholics would have been offended to fight back. The book is *The Life and Religion of Mohammed – The Prophet of Arabia* by the Rev. J.L. Menezes, which I have read and is included in the bibliography. He wrote it in India in 1911. Why didn't they sue back then? England, before they became Eloi of H.G. Wells' *The Time Machine* as they are today, would have, in 1911, told the Islamists to stuff it. There is an article about this incident in the *ISLAM* 3-ring binder book and CD. It is hardly offensive by today's standards. Freedom of Speech protects the speech that others don't want to hear. Speech that the vast majority want to hear and agree with hardly needs any protection.

Whether it is called creeping Sharia, Sharia inch-by-inch, Stealth Jihad, or Graduated Conquest, as our enemies call it, it is happening, it is real, it will, slowly, destroy the USA from the inside out, and it is funded by our oil money.

Other speakers were:

Jeffrey M. Epstein – President, America's Truth Forum – Former DOD official
John O'Neill – U.S Vietnam Veteran and Swift Boat Commander
Ken Cordier – Colonel (ret), Vietnam Veteran who spent 7 years as a prisoner of war.
Mike Gallagher – National Radio Show Host – MC'd the event
Rodger Hedgecock – Former Mayor of San Diego and now a National Radio Show Host – Alternate MC
Pastor Paul Blair – Pastor of the Fairview Church in Edmond Oklahoma
Frank Salvato – National Columnist – spoke about the threat of radical Islam to the USA from the inside
Joe Kaufman – National Columnist - Spoke about the nuisance lawsuits by radical Islamists, backed by Saudi Arabia and its oil money, to deny everyone their freedom of speech, that may cost the anti-Islamofascist fighters, such as Joe Kaufman, their livelihood and force them into bankruptcy, at least, just to afford the legal assistance to fight back in court.
Dr. Wafa Sultan – a Syrian Dr. now an Islamic Apostate in the USA, spoke personally about the horrid manner that women are treated within Islam
Dr. Harvey Kushner – Instructor and consultant to the FBI, author of *Holy War on the Homefront*
Dr. Moorthy Muthuswamy – Nuclear Physicist and Islamist critic – spoke compelling of the horrors that radical Islam visits on its opponents in India and Pakistan (including the recent assassination, ala the Prophet Muhammad's example, of Benazhir Bhutto in Pakistan.
Dr. Frank Gaffney – Former Assistant Secretary of Defense, now President of the Center for Security Policy
Dr. Paul Williams – Author of *Osama's Revenge* and *Day of Islam*, both regarding the al-Qaida nuclear threat (which FBI director Mueller states he doesn't sleep easily at night, worrying about this – which is funded by our oil money)
Lee Boyland – US. Army (ret) nuclear weapons expert - Covered the open information about Osama's Nuclear Suitcase weapons
Dr. Bruce Tefft – former CIA officer – he addressed the threat of radical Islam in the USA
Caroline Glick – Deputy Managing Editor of the Jerusalem Post – Spoke about the threat of a Nuclear Iran

As the information presented in the letter attests, I am not the only one that believes in the threat as I have documented it to you.

Between the external threat that Europe, Russia, Britain, and Canada will be, the internal threat will help us surrender in grand Chamberlain style if we are not very careful and start doing the right things now.

Our own oil money is funding Hamas and Hezbollah globally, the nuclear ambitions of Iran, the nuclear ambitions of Syria, the nuclear program of Pakistan, and the recrudescence of radical Islam in every country in the world. An article is included in the attachments that indicates that at least some of our political leaders have some idea of the threat, while others have no, or have never indicated that they do have, any idea of the danger we are in.

I am not asking GM to do anything that is not wholly within its power and authority to implement, and it could do this, improve the mileage of its vehicles, and cut its competitors down to size by being the first.

GM has objected that the material impugn and disparage the citizens of a country and the members of a religion. There is no specificity here to refute anything I have stated. Please note the details of each and every line on my documentation to me and supply the appropriate documentation to substantiate your disagreeing belief. I will review it, and, if appropriate, I will either refute it or accept it. I am open to consider all information. GM has supplied no documentation to refute, or support, its statements.

As was stated last year, GM was happy to practice the Nazi salute, meet with the great man, Hitler, and write a glowing report about him after the meeting. GM was happy to build a specific non-automotive factory for the Luftwaffe to curry favor with (bribe?) Herman Goering, the #2 Nazi, to influence events with Opel in GM's favor. GM approved the final funding for this factory after Munich and after Krystal Knacht! This factory gave the Nazis a technological advance that resulted in the death of an unkown number of American and Allied solders and airmen. Now GM seems to be repeating history all over again, seemingly very comfortable supporting the funding of the IslamoNazis that are going to take over the world. I would no more impugn Saudi Arabia than I would Nazi Germany, and I would no more Impugn these IslamoNazis than I would impugn Nazis. The Muslims of the Middle East and Europe were complicit with the Nazis before, during, and after WW II, with the common hatred of Jews, the common anti-Semitism, being the number one bond. In the documentation supplied I substantiate this statement. Kenneth Timmerman, in *Preachers of Hate*, relates this hatred in great detail. *The Protocols of Zion*, the old Czarist lie about the need for Jews, amongst other things, to take over the world and to use the blood of non-Jews to leaven their bread at Passover Time, which in the Middle East, means Muslim blood, is taught and read endemically in the Middle East, with books, films, TV shows, plays, radio shows, and word of mouth relaying this anti-Semitic lie weekly, monthly, and annually. According to Timmerman, every Muslim he interviewed had a copy of the Protocols on his desk or credenza and was happy to talk about it, vouching for its veracity. The Anti-Semitism that exudes from the pulpits, newspapers, magazines, al-Manour TV, al-Jazeera TV, as documented by MEMRI (a translation service) is a constant drumbeat in all areas of the Middle East. Our oil money funds al-Manour TV, al-Jazeera TV, and numerous other outlets for this hatred in the Middle East and globally.

Regarding Saudi Arabia, once again; if GM would actually read the documentation included of how Saudi Arabia is spending our oil money globally to teach the denigration of women, and hatred for America, Democracy, Christianity, Judaism, and everything else non-Muslim, then I presume, the non-rhetorical question would never have been asked. In the books *Hatred's Kingdom – How Saudi Arabia Supports the New Global Terrorism*, by Dore Gold, *The Two Faces of Islam- The House of Sa'ud From Tradition To Terror*, by Stephen Schwartz (both gifted to Rick Wagoner in 2003), *Sleeping with the Devil – How Washington Sold Our Soul for Saudi Crude*, by Robert Baer, and *The American House of Saud*, by Steven Emerson (an author recommended by Rep. Myrick), the hatred and duplicity of the Wahhabi Sect and the House of Saud, combined together 270 years ago by the marriage of Wahhabism and the House of Saud, literally and figuratively, to form the nascent Saudi Arabia, are laid out quite explicitly. *Religion of Peace? Why Christianity Is and Islam Isn't* by Robert Spencer (another author recommended by Rep. Myrick), is his latest book, in which he lays out clearly and concisely what the title states. *The Prophet of Doom*, by Craig Winn lays out the basic documentation of the Holy Qur'an by Allah, the Hadith by Sahih Bukhari and Sahih Moslem, the Sirra by Ishaq, the writings of Hisham, and of al-Tabari, and ties it all together, quote by quote from the basic documents of Islam, in a better fashion than any other tome. A great deal of the basic quotes are included, by category, in the AMERABIA book and CD. Winn's Book, *Prophet of Doom*, can be very hard to find, for it seems the Islamists shut off the publication of it, as they have with several other books since then, for simply telling the truth about Islam. What is wrong with quoting from the Holy Books of Islam, except, as I have personally experienced, our own American Muslims cannot stand to have the light of day shown on their own teachings, beliefs, and holy documents. Tawfik Hamid, my idea of a peaceful Muslim, writes about this also in the attached articles, "Sense of Ummah" and "How to End Islamophobia – The latest survey of American Muslims won't reassure their fellow citizens". In his article "Sense of Ummah", Hamid writes about the hatred the basic documents of Islam teach and the nee to reform them, which makes him one of 3 or 4 Muslims on this earth that believe as he does, which means the rest believe the Holy Qur'an, the literal word of God (Allah), including the hatred, as the truth.

If you peruse the rest of my bibliography, and would actually read the documentation supplied, there would be no, or almost no, questions that would not be answered, and no belief that I have expressed that would not be substantiated.

Therefore the contention is regarding the Resolved section of my proposal.

My proposal states:

Resolved: that the shareholders request GM's Board to include a specific report in the annual report on the efforts to improve the fuel economy of the company's new light truck and passenger vehicles such that no GM vehicles will indicate there is a need for any country in the world to buy oil from the Middle East to fuel the new GM vehicles at the earliest opportunity.

"Include a specific report in the annual report" – This is easy and there is no objection by GM.

"on the efforts to improve the fuel economy of the company's new light truck and passenger vehicles. GM already does this in its annual report and other advertisements and press releases.

"such that no GM vehicle will indicate there is a need for any country in the world to buy oil from the Middle East to fuel the new GM vehicles at the earliest opportunity."

There is nothing here that says that GM must talk to, lobby, or otherwise do anything with, to, or in any other manner affect any countries government or actions.

GM makes forecasts of performance, such as Profit, Return on Investment, individual vehicle performance and mileage, suggestion programs, or any infinite manner of programs on a continuous and ongoing basis. It then strives to meet these forecasts. It constantly revises its forecasts, and its management programs to meet the forecasts. This is the bread and butter of a large corporation such as GM. It does this a thousand times a day with programs large and small.

Simply set a goal for mileage, based on the percentage of oil imports from the Middle East that every country uses, average them globally or locally, and improve the mileage of the vehicles such that the necessity is no longer there, i.e., the amount of fuel can now be supplied from other sources, if that is what the country desires. For example, if the USA imports 25% of its oil from the Middle East, it does not mean that the USA is going to not import any oil for GM vehicles after the GM new vehicle fleet averages 25% better than it does today. The country will do whatever it will do, but at least it will now have an option that was not previously there. It does not mean that the country will do anything, or that it won't do anything. The countries of the world are not involved in any manner.

The goal is left open, i.e. not specified in hard numbers, both so GM can best meet this goal, knowing that it may change over time, even the very short term. The numbers will surely be revised quarterly, or perhaps more frequently. GM revises expense, profit, project, plant performance in any numerous manner of ways, sales, revenue, etc. etc. on a continuous and ongoing basis, and usually doesn't ever meet its stated goals. Frequently the management activities to meet the goals are revised to meet the goals set. This goal is not very different than the business goals set by GM every day.

GMs arguments against my proposal are wholly the inventions of its imagination. The obscurations and obfuscations that it brings up regarding my proposal are invented from whole cloth. I cannot explain where and how GM invented them, just that they are specious.

If this is normal and ordinary business, then why is GM so adamant about not reading my material and not actually performing as my Stockholder Proposal requests. Everything GM is doing is solely to meet what it perceives as the law, and market demand. If we wait for the normal and ordinary business to change what GM is doing, it will almost assuredly be too late to do any good. If it is so normal and ordinary, why is GM unwilling to adopt either it, or the substance of what is proposed? It is because it talks about a subject that GM, as the perfect amoral corporation, just like it was in 1935-9, is unwilling to acknowledge even exists, no matter how voluminously documented. The evidence was there in the 1930's, and GM ignored it, probably deliberately. Making the same mistake twice just makes GM twice as wrong.

As an additional argument, the conversion to methanol and ethanol will be much easier, with significantly less capital investment and time to build the infrastructure with better mileage vehicles than if the GM vehicles mileage is still the average it is today or as Congress has mandated.

As I stated to Representative Sue Myrick, our grandchildren will not forgive us for the world we will bequeath to them. GM needs to read the documentation provided to them. It is easier to read that documentation than all of the books recommended by the caucus, but either way, GM needs to know that we can lose this war, we are probably going to lose this war, and our oil money is funding every single aspect of the Islamofascist takeover of our world. There will not be a gate strong enough on any gated community, there will not be a tower high enough in any high tower complex to protect and defend the grandchildren and great-grandchildren of the Directors and Executives of GM, any more than the grandchildren and great-grandchildren of any one else.

GM doesn't need to do anything for us that are writing about these letters, it needs to do this for our children, grandchildren, and great-grandchildren. We may still lose this war, regardless of what GM does, but to not even try, to do less than nothing (for I know what GM is doing, what it is not doing, and I know what GM could do if it wanted to) should be as unacceptable to GM as it is to me.

Once again, I urge you to notify GM that they should include my proposal in the 2008 Proxy statement for the annual stockholder meeting if they do not choose to adopt it, and I urge the SEC to fine GM the fullest amount that the law allows if they do omit my proposal.

Regards,



Fredrick P. Wilson

Note: The documentation provided is predicated upon the presumption that the SEC and GM still have the documentation that was provided to you last year and the year before. If not, please advise me and I can, and will, replace the documentation.

CC: Anne T. Larin – Attorney and Assistant Secretary - GM

Att:

A) News Release by the office of the Honorable U.S. Representative Sue Myrick
B) Editorial by U.S. Representative Sue Myrick
C) Anti-Terrorism Caucus statement on the website of the Honorable Sue Myrick
D) "Congressional Paul Revere Warns Nation About Islamofascist Threat" by Paul Sperry in Investors Business Daily
E) "'To Our Great Detriment:'Ignoring What Extremists Say About Jihad" – by Stephen Coughlin – Major, Military Intelligence
F) Letter to the Honorable Sue Myrick – by F.P. Wilson
G) List of Automotive Lobbying Organizations and Automotive Company Contacts – by F.P. Wilson
H) *Energy Victory* – Winning The War On Terror By Breaking Free of Oil – by Robert Zubrin
I) "The Elephant in the Room: Reducing U.S. Oil Appetite" – by Rick Santorum
J) *Infidel* by Ayaan Hirsi Ali
K) "Sense of Ummah – The Trouble With Islam" – by Tawfik Hamid in Opinion Journal
L) "How to End Islamophobia – The latest survey of American Muslims won't reassure their fellow citizens" by Tawfik Hamid in Opinion Journal
M) "Arabs vs. Eskimos" from opinion Journal – best of the Web
N) "An American Death Threat: by F. P. Wilson
O) "Flint Islamic Center Open House Visit 2004" by F. P. Wilson
P) "Islam is the Bloodiest Ideology the Earth Has Ever Seen" by F. P. Wilson
Q) "Saudi in the Classroom – A fundamental front in the war" by Stanley Kurtz in Ntional Review Online
R) "Iraqi Christians face ultimatum: Leave or die" by James Palmer, Newshouse News Service
S) "Thomas Jefferson's Holy Qur'an" by F. P. Wilson
T) Letter to the Honorable U.S. Congressman Dale E. Kildee by F. P. Wilson
U) Letter to Tony Dearing of the Flint Journal by F. P. Wilson
V) "Iran's Fanatical Ayatollahs Will Use Nukes" by F. P. Wilson
W) "U.S. Intel Possibly Duped by Iran: by Kenneth R. Timmerman in NewsMax
X) "Hezbollah's Billion Petrodollars" – by Walid Phares in Human Events
Y) "Saudi Arabia is hub of World Terror – The desert kingdom supplies the cash and the killers" by Nick Fielding and Sarah Baxter in TimesOnline http://www.timesonline.co.uk/tol/news/world/middle_east/article2801017.ece (My apologies, the URL is not listed on the document.)

Z) "A Congressman for Jihad" by Robert Spencer in FPM
AA) "Dems Speak No Evil of Islamic Jihad" Investors Business Daily
BB) "The First American Honor Killing?" by F. P. Wilson
CC) "Immigrants 'honor killing' of daughter sparks debate" by Julian Isherwood, in the Chicago Sun-Times
DD) "Cultural 'honour killing' brought to Canada" by Jamie Baker in St. John's Telegram
EE) "Canadian Dishonor Murder" by Robert Spencer in FPM
FF) "American Honor Killing in Texas by Robert Spencer in Jihad Watch
GG) "Polygamy law set for challenge" by Zubeida Malik in BBC
HH) "Polygany In the Bronx" by Michael Wilson in the New York Times
II) "'Big Love'? HBO Skips True Polygamy in Islamic U.S." by Debbie Schussel on her website
JJ) "What to Expect When You're Expecting a Co-Wife – Why American Muslims Don't care to legalize Polygamy" by Andrea Useem in slate.com
KK) "Islam vs. Free Speech" – by Jed Babbin in Human Events
LL) "Rumsfeld's Latest Firestorm" – by Robert Spencer in Human Events
MM) "Merry Christmas, Infidel" – by Robert Spencer in Human Events
NN) Updated Bibliography w-recommendations – dated 25FEB2008 – by F.P. Wilson
OO) Copy of GM's request for omission dated 05FEB2008.

ATT. A

NEWS Release

U.S. Rep. Sue Myrick


HOUSE OF REPRESENTATIVES

Representing North Carolina's Ninth District

Contact: Andy Polk
(202) 225-1976

FOR IMMEDIATE RELEASE
January 30, 2007

MYRICK CREATES NEW BIPARTISAN ANTI-TERRORISM CAUCUS

(Washington, D.C.) – Today at a press conference in the US Capitol, U.S. Representative Sue Myrick (R-NC), along with Representatives Bud Cramer (D-AL), Kay Granger (R-TX), and Ben Chandler (D-KY) formally announced they have formed a new bipartisan Congressional Anti-Terrorism Caucus. Myrick, Cramer, Granger, and Chandler are the co-chairs of the new caucus.

The bipartisan caucus currently has 67 Members that attend meetings where experts give presentations regarding terrorism and jihadist ideology. Feedback from members of this caucus has been positive and the membership continues to grow.

"Terrorists don't target Democrats or Republicans. They target Americans, and this is why we must face this issue as Americans," said caucus founder Rep. Myrick. "Members of Congress and the American public must know the threats we face from radical jihadist terrorists. This caucus will give Congress the tools and resources it needs to communicate those threats to the public, as well as help them make more informed decisions when it comes to terrorist issues."

The new caucus has already had a meeting where 19 lawmakers came to hear a presentation on Al Qaeda and their goals. There are several more meetings planned in the near future to continue to educate Members on terrorist issues such as terrorist financing and terrorist use of the internet.

"This caucus is long overdue, and I'm glad we are doing this. Americans have desired to know what is really going on and what it means to them. My hope is that this caucus will be able to spur on an educated national dialogue on this issue so that we can unite as Americans did during World War II.," said Myrick.

http://www.house.gov/list/press/nc09_myrick/terrorcaucus013007.html
Accessed 19FEB2008

ATT. B


HOUSE OF REPRESENTATIVES
U.S.

EDITORIAL
U.S. Rep. Sue Myrick

Representing North Carolina's Ninth District

February 5, 2008

Contact: Andy Polk
(202) 225-1976

THE WAR AT HOME: WHEN WILL WE OPEN OUR EYES?

Several weeks ago, there were reports that Major Stephen Coughlin was being dismissed from the Department of Defense Joint Staff for unjust reasons.

It was said that Hesham Islam, an aide to Deputy Secretary of Defense Gordon England, reviewed Major Coughlin's important thesis and found it too hard on Islam. He reportedly used his influence to push Coughlin out.

These reports were disturbing. In recent years, I have investigated every source available to me regarding the nature of the radical Islamist enemy that we face today and how they are seeking to infiltrate all elements of our society.

Infiltration in America is a very serious and important issue. We cannot take it lightly, and we must get our facts correct. That is why I did not accept opinions and rumors as truth.

I decided to vet this matter personally.

I met with Members of the House and Senate, Pentagon officials, and even Major Coughlin himself.

Major Coughlin told me that he has had a great working relationship with the Joint Staff and that he did not believe there was any conspiracy to remove him from his position. In fact, he was already planning to leave the Joint Staff at the end of his contract. Lest the rumors persist, Major Coughlin will be associated with another office program within the Office of the Secretary of Defense where he will continue to spread his message.

Based on these discussions and the information that I uncovered, specifically from Major Coughlin, I found no evidence that there was a conspiracy to silence the messenger.

I appreciate and was encouraged that people are concerned about this issue. We must continue to investigate situations like Major Coughlin's. It is very important that we be vigilant, but we must also be sure the information we use is correct.

We need to pursue the truth. We need to follow the facts. We must not fall asleep at the wheel while our enemies seek to infiltrate and harm us.

While I do not believe there was any foul play involved in this situation, I wish that more attention was given to Major Coughlin's thesis.

The thesis, which supposedly caused this great stir, is titled "To Our Great Detriment: Ignoring What Extremists Say about Jihad". In it, Coughlin points out several issues. He states we have not listened to our enemies; Osama Bin Laden and his ilk claim that they are acting in accordance with Islam. Our military has not identified and analyzed our enemy's stated doctrine; that they are acting in accordance with Islamic law. And finally, if we are going to prosecute this war effectively, our military must fully analyze their claim. Only then can they implement the proper strategy to defeat the radical Islamists long-term plan.

The ideas and issues presented in his thesis are important. We must understand our enemy. We must ask, "Is America Being Infiltrated?"

As Coughlin says in his thesis, our enemies freely admit their ideas and goals. They have clearly stated their intention to infiltrate us, much like the Russians did during the Cold War. We had no problem analyzing and acting on that information then.

I know that some people will refuse to admit there is a subversive movement going on here, but let me remind you that we have underestimated the will and capability of our enemy for more than 30 years. They are patient and determined to achieve their radical agenda.

Anyone following this summer's Holy Land Foundation trial in Dallas, Texas knows this as fact. Among the documents and recordings produced was "Government Exhibit 003-0085." This memorandum explains the "Civilization-Jihadist Process" strategy of the Muslim Brotherhood in the United States. In it, they describe their work in America as a path to "eliminating and destroying the Western civilization from within…so that it is eliminated and God's religion is made victorious over all other religions".

One clear point that emerges from this issue: Major Coughlin's thesis must be read by everyone responsible for ensuring the safety of America. If we fail to emerge victorious, our radical enemy threatens to establish fascist, Taliban-style governments in many parts of the world. These would be constructed around a system of rules so severe that women are forced to be second-class citizens- as in Taliban-era Afghanistan. In such a society, I would be put to death for writing this piece.

In order to ensure that the ideals of our founders persist into the next generation, Americans must be willing to confront the enemy head-on—and be smart about it.

http://www.house.gov/list/speech/nc09_myrick/020508CoughlinDoDreport.html
Accessed 22FEB2008

Anti-Terrorism Caucus

"Terrorists don't target Democrats or Republicans. They target Americans, and this is why we must face this issue as Americans. Members of Congress and the American public must know the threats we face from radical jihadist terrorists. The Anti-Terrorism Caucus will give Congress the tools and resources it needs to communicate those threats to the public, as well as help them make more informed decisions when it comes to terrorist issues."
- Rep. Myrick's statement when announcing the new bipartisan Anti-Terrorism/Jihad Caucus in January 2007

In January 2007, Rep. Myrick founded the bipartisan Anti-Terrorism Caucus. She along with Representatives Bud Cramer (D-AL), Kay Granger (R-TX), and Jane Harman (D-CA) are the 4 Caucus co-chairs. Members of this Caucus attend meetings where experts give presentations regarding terrorism and jihadist ideology.

Rep. Myrick hopes that the American public will see that Iraq is just one part of the greater war against radical Islamic Jihadists. She hopes that by forming this new caucus, Members can educate themselves on the threats we face so that they can take that knowledge back home and help educate their constituents.

This caucus now has over 120 members and is getting valuable information on things such as terrorist use of the internet, terrorist financing, and jihadist history and ideology.

For more information on this topic, Rep. Myrick suggests you read these books:

Bruce Bawer: While Europe Slept: How Radical Islam is Destroying the West from Within

Tony Blankley: The West's Last Chance: Will we win the Clash of Civilizations?

Steven Emerson: American Jihad: The Terrorists Living Among Us

Brigitte Gabriel: Because They Hate: A Survivor of Islamic Terror Warns America

Mary Habeck: Knowing the Enemy: Jihadist Ideology and the War on Terror

Brian Jenkins: Unconquerable Nation

Omar Nasiri: Inside the Jihad: My Life with Al Qaeda: A Spy's Story

Walid Phares: Future Jihad: Terrorist Strategies Against America

Walid Phares: War of Ideas: Jihadism Against Democracy

Paul Sperry: Infiltration: How Muslim Spies and Subversives have Penetrated Washington

Mark Steyn: America Alone: The End of the World as We Know It

Lawrence Wright: The Looming Tower

Interviews:

Congressional Paul Revere Warns Nation About Islamofascist Threat

Meet Rep. Sue Myrick, Founder of the Anti-Terrorism Caucus

Op-eds written by Rep. Myrick on Terrorism:

The War At Home: When Will We Open Our Eyes? (February 2008)

Understanding The True Nature Of Terrorism (February 2007)

Terrorists On The Internet (May 2007)

http://myrick.house.gov/hot_topics_terrorism.shtml
Accessed 25FEB2008

Congressional Paul Revere Warns Nation About Islamofascist Threat

BY PAUL SPERRY

Posted 11/19/2007

Maintaining a high level of vigilance against a patient, stateless and often invisible enemy hiding behind a religion isn't easy, especially in politically correct Washington. One tireless watchdog is Rep. Sue Myrick, R-N.C., who has founded the House Anti-Terrorism/Jihad Caucus to educate fellow lawmakers and Americans about militant Islam's long-term threat.

The diminutive yet feisty Myrick, a former Charlotte mayor and now deputy Republican whip, sat down with IBD to discuss the zeitgeist inside official Washington concerning the war on Islamic terror.

IBD: What persuaded you to start the Anti-Terrorism/Jihad Caucus, and what do you hope to accomplish?

Myrick: I decided to start the caucus out of a deep frustration, because President Bush does not talk to the American people about the long-term threat of radical Islamofascism infiltration in America. Since 9/11, I've tried to get the president and several members of his administration to talk to the American people about the dangerous enemy that we're facing. I took them all the materials I could find about what we did during World War II that were used to unite the American people. Everyone I spoke to said, "We do not want to frighten the American people."

I waited for someone else to start to educate the people, however, it did not seem to be happening. At that point, I sought to become educated on the matter. What I have learned is quite disturbing. I decided that if members of Congress were informed, they would have an opportunity to educate people in their districts. So I started the caucus and brought in three other co-chairs — Bud Cramer (D-Ala.), Kay Granger (R-Texas) and Jane Harman (D-Calif.).

We hope to start a dialogue with America. Until, and unless, we understand what we are fighting, we have no chance. We must inform the people, since it is evident they will have to protect their national sovereignty, because the government is not doing it.

IBD: How many members are in the caucus?

Myrick: We have 118 members — both Democrats and Republicans. The threat we face from radical Islamofascists is not a partisan issue. This is a matter that affects all Americans, regardless of political, social, economic or any other affiliations.

IBD: Should Americans be concerned about recently declassified documents detailing a secret plot by Islamist groups in this country, tied to the dangerous Muslim Brotherhood, to take over America from within, to Islamize our society?

Myrick: Americans must be concerned — alarmed. That is what I am referring to when I say that the administration has not explained who we are fighting and (where we are fighting them). "We're fighting them over there so we don't have to fight them over here" is not the whole story. It is amazing that we actually have the enemy's playbook, yet for some reason we don't want to seriously confront the threat we are facing.

The radical Islamofascists have told us how they intend to infiltrate all areas of our society and use the freedoms that are guaranteed under our Constitution to eventually Islamize our country, eliminate our Constitution and enact Shariah law. I know that it sounds a bit fanatical, but it's true.

In 1998, Osama bin Laden declared war on the U.S. What did we do? Nothing. Then he attacked again and again around the world before finally striking inside the U.S. Yet, rather than confront the threat head on and declare war on radical Islamofascists, we seek to placate the threat at home by saying radicals have hijacked Islam.

IBD: Are there any Muslim groups with which federal or other government officials — as well as businesses and nonprofits — should think twice about doing outreach or interfaith activities?

Myrick: I know of some Muslim nongovernmental organizations that are doing good things, such as the Islamic Supreme Council of America, the American Islamic Congress and the American Islamic Forum for Democracy.

However, groups such as Council on American-Islamic Relations (CAIR), the Islamic Society of North America (ISNA) and others have a proven record of senior officials being indicted and either imprisoned or deported from the U.S. Just to name a few: Ghassan Elashi, a founding board member of CAIR, is serving 80 months in prison; Randall "Ismail" Royer, the communications director for CAIR, is serving 20 years in prison; and Bassam Khafagi, the director of CAIR's community relations, has been arrested and deported.

There was a lot of evidence presented at the recent Holy Land Foundation trial, which exposed CAIR, ISNA and others as front groups for the Muslim Brotherhood.

IBD: What about Congress — does it have a formal vetting process for screening radical Muslims? Those invited to pray or speak at the Capitol, or who may try to otherwise visit or use Capitol facilities?

Myrick: To my knowledge, there is not a formal vetting process. Members of Congress invite religious leaders to pray. Back in the 1990s, Siraj Wahhaj became the first Muslim chaplain to give the opening prayer to Congress. Siraj Wahhaj was also an unindicted co-conspirator in the first World Trade Center bombing in 1993.

There is a policy that members of Congress can reserve rooms for speakers, events, etc., within the Capitol complex, and there is not much oversight as to who can be present at such events. Remember, these are public buildings, paid for by American taxpayers. It is the people's house.

IBD: During WWII, Uncle Sam plastered public places with propaganda posters of the enemy, commissioning artists to paint frightening impressions. The campaign rallied the American people against a common enemy. Yet in this war, the U.S. government hasn't even issued a wanted poster of Osama bin Laden. Why do you think that is?

Myrick: For one, we are too politically correct today. "We don't want to frighten the American people."

IBD: We often hear that Islam is a "religion of peace" and "tolerance," and that jihadists have "hijacked" or "perverted" a "great religion." Is this accurate, that nothing in Islam promotes or condones violent jihad against infidels? Or does such rhetoric simply play into the Islamists' hands in their attempts to sugarcoat the threat, and confuse Americans?

Myrick: There are definitely passages in the Quran that promote or condone violent jihad. However, you can also find passages in the Bible which promote violence. I think that the president is failing the American people by sugarcoating the problem we are facing and only making things worse for the future.

We should explore every means of encouraging moderate Muslims to speak out against the radicals. There are many who want to, and do — such as Sheikh (Muhammad Hisham) Kabbani (of the Islamic Supreme Council of America) and Zainab al-Suwaij (of the American Islamic Congress) and Dr. Zuhdi Jasser (of the American Islamic Forum for Democracy). But they do not get the media attention.

IBD: Many Islamists are well-spoken, and seem skilled at manipulating not only our media but our laws. If they can use our constitutional freedoms against us to block due scrutiny, what chance do we have of marginalizing them?

Myrick: Over the last 25 years, there has been a concerted effort on the part of radical Islamists to infiltrate our major institutions in America. They have done that by funding professors' projects in our colleges and universities. Then, they influence what is taught by making the program dependent on their yearly donations. Several classes have graduated and are now in the media, the judicial system, teaching in our schools and colleges, various branches of our government, even in our military. They are masterful at manipulating minds to fit their purposes.

IBD: How can they be exposed?

Myrick: We need to shed the veil of political correctness that shields government officials from speaking out against them. Until we do that, we do not have a chance of marginalizing them. As soon as someone broaches the idea that the Quran has violent passages, they get shot down as Islamophobes and racists.

Rather than debate these points, groups like CAIR seek to silence the debate. The American people deserve to see and hear the debate, but most people in positions of influence are afraid to say anything.

IBD: Jihad watchers have warned about "Shariah creep" in schools and local governments. We see Shariah being practiced in some parts of Europe; could it happen here?

Myrick: I believe Shariah could easily be practiced here. If a local community becomes infiltrated by extremists who run the town or village operations, then it could easily be implemented in this country. Unchallenged, it will happen.

IBD: The FBI director says the bureau can find no evidence of sleeper cells inside the U.S. How confident are you that the 9/11 cells were the last?

Myrick: From the information that I have heard reported publicly, there are sleeper cells inside the U.S. . . . Hezbollah sleeper cells, al-Qaida sleeper cells, maybe others.

IBD: How worried are you about "virtual jihad" — the use of al Qaida-inspired Web sites to motivate homegrown terrorists?

Myrick: I'm very worried about it, but again, we have certain freedoms in this country. We have a lot of freedom to express ourselves, more than in any other country in the world. People go pretty far in the statements they use to criticize the U.S. That's legal, as well it should be.

But the risk of motivating Americans to engage in jihad through the Web is a very serious problem that our Congress and administration should address immediately. We face an ironic dilemma in that our freedom could very well cost us our freedoms.

IBD: Christian prison chaplains warn that Muslim chaplains are converting inmates to Islam by the cellblock. Are the Justice Department and the Federal Bureau of Prisons doing enough to monitor this situation?

Myrick: They are aware of it and are supposedly monitoring it. Also, I have read that Abdurahman Alamoudi, founder of the American Muslim Council, placed Muslim chaplains throughout our military. He is now in jail on charges of terrorism. The chaplains, to my knowledge, are still in their current positions. Go figure.

http://www.investors.com/editorial/editorialcontent.asp?secid=1502&status=article&id=280364244485437
Accessed 22Nov2007

ATT. E

"TO OUR GREAT DETRIMENT": IGNORING WHAT EXTREMISTS SAY ABOUT *JIHAD*
(with appendices)

by

Stephen Collins Coughlin
Major, Military Intelligence, USAR
NDIC Class 2007

Unclassified thesis submitted to the faculty of the National Defense Intelligence College in partial fulfillment of the requirements of the degree of Master of Science of Strategic Intelligence

July 2007

CONTENTS

Appendices


IGNORING WHAT EXTREMISTS SAY ABOUT JIHAD
UNCLASSIFIED THESIS
SUBMITTED TO THE FACULTY OF
THE NATIONAL DEFENSE
INTELLIGENCE COLLEGE

2007 SEC No-Act. LEXIS 592

Securities Exchange Act of 1934 -- 14a-8(i)(7)

April 4, 2007

CORE TERMS: oil, documentation, hatred, funding, jew, fuel economy, stockholder, teaching, improving, religion, weapon, plant, terrorist, recital, heinous, terrorism, publicly, taught, prophet, peaceful, heaven, holocaust, apes, killed, ignorance, shareholder, documented, preaching, happened, supplied

[*1] General Motors Corporation

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 4, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated February 5, 2007

The proposal requests the board institute an executive compensation program that tracks progress in improving the fuel economy of General Motor's light truck and passenger vehicles.

There appears to be some basis for your view that General Motors may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations. In this regard, we note that while the proposal mentions executive compensation, the thrust and focus of the proposal is on ordinary business matters. Accordingly, we will not recommend enforcement action to the Commission if General Motors omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which General Motors relies.

Sincerely,

Tamara M. Brightwell
Special Counsel

INQUIRY-1:
GM

General Motors Corporation

Legal Staff

Facsimile
[*2] (313) 665-4979

Telephone
(313) 665-4927

February 5, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the revised proposal received on December 11, 2006 from Frederick P. Wilson (Exhibit A) from the General Motors Corporation proxy materials for the 2006 Annual Meeting of Stockholders. The proposal is entitled "IMPROVE NEW VEHICLE FUEL ECONOMY TO STOP FUNDING TERRORISM AND THE TEACHING OF HATRED GLOBALLY AND IN AMERICA BY SAUDI ARABIA".

The proposal provides:

Resolved: that the shareholders request GM's Board to direct its Compensation Committee to institute an executive compensation program that tracks progress in improving the fuel economy of the company's new light truck and passenger vehicles and that a report on this review be made available to shareholders within six months following the annual meeting.

General Motors intends to omit the proposal under Rule 14a-8(i)(3) (vague and misleading and Rule 14a-8(i)(7) (relates to ordinary business matters).

The substance of the recital preceding[*3] the resolution quoted above is that because Saudi Arabia and members of the Wahhabi sect of Islam are implacable foes of America, Europe, Christians and Jews, the U.S. must stop buying oil from the Middle East immediately. Although the proposal does not make an explicit connection between the recitals and the resolution, the proposal is apparently based on the ideas that improving fuel economy will facilitate the cessation of importing oil from the Middle East and that an executive compensation program that tracks progress in fuel economy will provide and incentive for GM to improve the fuel economy of its new vehicles.

Despite the mention of executive compensation, the principal focus of the proposal is improving fuel economy, which is part of General Motors' ordinary business activities. In a similar instance, Corrections Corporation of America March 15, 2006), stockholders submitted a proposal that requested that the board's compensation committee, when setting executive compensation, include social responsibility criteria, as well as corporate governance financial criteria. The recital to the proposal stated that the relationship between a company's executive compensation[*4] and social responsibility was am important issue and them focus of social issues relevant to the corporation and on providing executives with an incentive to improve the company's performance on social issue through compensation. The supporting statement focused on the treatment of prisoners by the company and on fair labor practices toward the company's employees. In responding that it would not recommend enforcement action if Corrections Corporation of America excluded the proposal under Rule 14a-8(i)(7), the Staff commented, "While the proposal mentions executive compensation, the thrust and focus of the proposal is other matters, including the ordinary business matter of general compensation." Compared to the proposal in Corrections Corporation of America, Mr. Wilson's proposal does not deal with executive compensation at all except for the bare mention in the resolution; there is no attempt beyond the assertion of an incentive to demonstrate the relevance of executive compensation to the issue of fuel economy, or to the problem of radical Isalmism, which dominates the recitals.

Rule 14a-8(i)(7) permits a company to excluding a proposal that "deals with a matter relating[*5] to the company's ordinary business operation," and the Commission has clarified that certain tasks that are fundamental to management's ability to run a company on a day to day basis are not suitable for direct oversight by stockholders. See Exchange Act Release No. 34-40018 (May 21, 1998); Exchange Act Release No. 34-12999 (November 22, 1976). It would undercut the Commission's purpose in permitting omissions simply by inserting a reference to executive compensation. Accordingly, the Staff looks to the "thrust and focus" of proposal to determine if it deals with ordinary business, rather than to an incidental mention of executive compensation. For example, the Staff took a no-action position toward omitting a proposal that linked executive bonuses to reduction of retiree bonuses under Rule 14a-8(i)(7), noting that despite the mention of executive compensation, "the thrust and focus of the proposal is on the ordinary business matter of general employee benefits." Exelon Corporation (March 10, 2005). In the present case the thrust and focus of Mr. Wilson's proposal is clearly on the risk proposed by Islamic extremism and, secondarily, on the need to improve fuel economy to [*6] permit the U.S. to stop buying oil from the Middle East. Executive compensation is far from the principal concern of the proposal.

Improving fuel economy is an important part of GM's ordinary business, as a means both of complying with regulatory requirements and of appealing to consumers. We acknowledge that the Staff had found certain proposals that refer to environmental or public health issues may be deeded to focus on significant policy issues if the company's operations may adversely affect the environment or the public's health. Division of Corporation Finance: Staff Legal Bulletin No. 14A (July 12, 2002). The thrust and focus of the current proposal, however is clearly not environmental or health concerns, but terrorism instead. The invocation of concerns about terrorism as a motivation for a stockholder proposal does not automatically remove it subject from the realm of ordinary business operations. See Carnival Corporation and Carnival plc (January 6, 2006). See also General Motors Corporation (March 11, 2003); T. Rowe Price Group, Inc. (January 10, 2003 and December 27, 2002); SBC Communications Inc. (December 26, 2002); Morgan Stanley (December 23, [*7] 2002); Lucent Technologies Inc. (November 18, 2002). See also e.g., Johnson & Johnson (January 15 2003); American Home Products Corporation (March 4, 2002); Schering-Plough Corporation (March 4, 2002) February 23, 2002). The focus of the proposal is terrorism, and fuel economy as a weapon to combat terrorism, not environmentalism.

In addition, even proposals dealing with "executive compensation" may be deemed ordinary business and excludible under Rule 14a-8(i)(7) unless they are specifically limited to senior executives and directors. Staff Legal Bulletin No. 14AS (July 12, 2002). The resolution quoted above seems to apply to all executives, rather that just senior executive. At General Motors, approximately 2300 employees are considered executives, with approximately 18 executive officers. The proposal's reference to "Executive compensation" seems to apply to the largest group and therefore deals with compensation matters related to ordinary business rather than senior executives.

In addition, Rule 14a-8(i)(3) would permit the omission of most of the recitals preceding the resolution, which include assertions that are deeply offensive to many people. For [*8] example, the first recital includes the statement "Since Saudi Arabia is preaching hatred of us in America, then the hatred being preached in Canada, Europe, the Middle East, North Africa and Central and SE Asia must also be hatred for Americans, Europeans, democracy, Christian and Jews." The fourth recital states, "Shortly after Islam rules Europe, Canada, and Russia, they may start a shooting war with the US, and we will have a large segment of radical Islamists that are US citizens that are taught hatred by Saudi money that will be an active 5<th> column for the Islamofascists." That recital closes with a reference to "Deabornistan," an apparent reference to the large number of residents of Dearborn, Michigan of Arab Descent. These statement and others in the recital, to a material extent, are derogatory to Saudi Arabia and to adherents of Islam. Staff Legal Bulletin No. 14B (CF) (September 15, 2004) States that reliance on Rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where:

. statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or[*9] association, without factual foundation.

The recitals to the proposal to a material degree impugn and disparage the citizens of a country and the members of a religion, and we believe that all of the recitals may be omitted under Rule 14a-8(i)(3). See Bank of America Corporation (January 12, 2007). From our correspondence with Mr. Wilson, we understand that he ardently believes that these assertions are true; from GM's perspective, however, we do not believe that our proxy statement should include unverifiable statements that are likely to offend many of our stockholders and other readers.

Please inform us whether the Staff will recommend any enforcement action of this proposal is omitted from the proxy materials for General Motors' 2007 Annual Meeting of Stockholders. GM plans to begin printing its proxy material in the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,

Anne T. Larin
Attorney and Assistant Secretary

INQUIRY-2:
Fredrick P. Wilson
1305 Rollins St.
Grand Blanc, MI 48439
Cell PH: (810) 423-4957
Eve PH: (810) 694-6628
E-mail: Shinano01£aol.com

March 10, 2007

Securities and Exchange Commission
[*10] Division of Corporation Finance
Office of the Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

RE: Omission of Shareholder Proposal Submitted by Mr. Fredrick P. Wilson Pursuant to GM Corp. letter dated O5FEB2007 (Att: G).

Ladies and Gentlemen:

I urge you to notify General Motors Corporation (GM) that the Board of Directors of GM should fully consider by proposal and the information I have provided in support of it. I also urge you to notify GM that, if the Directors do not accept and adopt my proposal, that they should include my proposal in the 2007 Proxy statement for the annual stockholder meeting, and I urge the SEC to fine GM the fullest amount that the law allows if they do omit my proposal.

If the SEC is compartmentalized such that more than one Counsel handles the automotive companies, then the following listed information is attached for the SEC so that they have the same information that GM does.

Attachment A: Stockholder Proposal by Fredrick P. Wilson
Attachment B: The book America Alone -- The End of the World as We Know it by Mark Steyn
Attachment C: The three CD set book, AMERABIA, containing the CD AMERABIA and the CD Islam-Beliefs [*11] and Impact, both edited by F. P. Wilson, and the CD Islam Undressed by Vernon Richards.
Attachment F: Letter to GM (Ms. Larin) dated 21 JAN07 to more fully explain the reason for my proposal and to provide the documentation to support my proposal.
(Attachment D and E are three ring hard paper sets of the book AMERABIA and ISLAM-Beliefs and Impact. I must apologize to the SEC, as I do not have another complete set of these books available at the moment. They are available in the office of the Counsel that handles the stockholder proposal documentation for that other wholly American Automotive Company headquartered in a Detroit suburb.)

I am deeply disappointed with GM regarding my Stockholder Proposal. As an automotive engineer and manager with 27 years of experience with one of the major US auto manufacturers and an additional 7 years with a major tier one supplier, I had hoped that GM, in considering my information, would realize that it is important to cease producing vehicles that necessitate buying oil from these heinous regimes and belief systems in the Middle East. I had hoped that then GM would concentrate wholeheartedly on improving the mileage of its existing[*12] vehicles, and on the vehicles of the future, such as plug-in hybrids like the new Volt prototype that GM alludes might see production in 2010, while the technologies of the future, fuel cells, etc. are being developed in an accelerated manner. I had hoped that then GM would realize that it can be extremely popular and profitable doing so, and that it would indeed steal a step on its competitors. It is impossible to state the case regarding radical Islam, and then all of the hopes of the future in only 500 words.

The arguments that GM uses in its rebuttal that the proposal is vague and misleading and relate to ordinary business matters are specious.

My belief was that with the documentation that I provided to GM, the knowledge that GM would have would lead it to the same conclusions, regardless of any semantic subtleties in the language of the proposal. Certainly the majority of my proposal deals with radical Islam, for I really did not believe that GM would agree with my proposal, no matter how documentably verifiable it was, which is an argument for later in this rebuttal. Under those circumstances, to have it, unfortunately, rejected by management, and then printed in the proxy [*13] statement, the necessity for making the case in 500 words required that the majority of the proposal state the why, for with the acceptance of the why, the what is an easy matter.

Without an understanding, without sufficient knowledge, to believe in the why, then there is no sense in the what, or resolved section. Last year I argued strenuously for specific CAFE numbers for GM to achieve, which were reasonable and achievable, and GM argued that I was being too specific. This year, I am being too vague.

If I had put in a proposal that had no resolved section, GM would have argued against that, but with sufficient knowledge, the resolved action would be obvious and intuitive.

Executive compensation is a way to motivate GM to do the right thing, i.e. to improve the fuel economy of its vehicles. Executive compensation is normally decided upon as a base, and then many performance goals are specified. The closer to achieving those goals, the higher the compensation for the executive. In fact, this type of pay for performance is endemic throughout the entire salaried ranks of the automotive industry, with the percentage applied to performance vs. the base increasing as the level of the[*14] management importance rises up to the CEO. As a goal to achieve for the executives of GM, improving fuel economy is something that can be measured and that the appropriate executives can have a dramatic impact upon. So GM is right, improving fuel mileage is my primary concern, but GM is so adamant about not doing that that I chose a different path than last year as a way to do this. It essentially wouldn't matter what or how I asked for improved mileage, GM would argue against it.

There have been successful stockholder proposals that have a resolved section similar to my proposal.

1) 2005 Proposal # 6: 2005 Shareholder Proposal Linking Ford Motor Company Executive Compensation and Performance on Greenhouse Gas Reductions

"Resolved that the shareholders request Ford's Board to direct its Compensation Committee to institute an executive compensation to progress In reducing lifetime product greenhouse gas emissions from the company's new passenger vehicles and that a report on this review be made available to shareholders within six months following the annual meeting."

2) 2006 Proposal # 6: 2006 Shareholder Proposal linking Ford Motor Company Executive Compensation [*15] and Performance on Greenhouse Gas Reductions

"Resolved that the shareholders request Ford's Board to direct its Compensation Committee to institute an executive compensation review with a view to linking a significant portion of senior executive compensation to progress in reducing lifetime product greenhouse gas emissions from the company's new passenger vehicles and that a report on this review be made available to shareholders within six months following the annual meeting"

The SEC has agreed that these proposals listed above, that had large "whereas" sections that were unrelated to executive compensation until the "resolved" section, which was a statement of the desired action for the Board to take that would motivate the company, through executive compensation, to take the actions that would achieve what was expressed in the "whereas" section. Executive compensation is a valid tool to use by the Board to achieve many goals. It is a valid way to achieve an expected goal out of almost any employee-employer relationship, therefore it is an entirely appropriate request in the "whereas" section of my proposal. I could have taken up 300 words stating the specific employment contracts[*16] so GM couldn't argue that I was being vague and misleading, but then GM would argue that I was being far too specific. What I have proposed in my proposal for the "resolved" section is entirely correct and reasonable for GM to adopt and implement.

GM next argues that improving fuel mileage, or submitting a stockholder proposal that requests improving fuel mileage for environmental or health concerns is entirely appropriate, but to submit one for reasons such as to stop supporting the funding of terrorism is inappropriate. The audacity of this statement is astounding. I do believe that stopping the funding of the people who want to and have cut off the heads of American Soldiers in Iraq and that have dismembered some soldiers and turned them into paraplegics, even with brain damage, could be argued from the health standpoint, but that would be a very surrealistic argument.

GM argues that it is OK to use fuel economy as a weapon to combat environmentalism, but not as a weapon to combat terrorism.

Is GM promoting and agreeing with Michael Moore and the far out fringe wing of the Liberals that there is no terrorist threat?

Is GM arguing that inconveniencing a few Polar Bears is more[*17] important as an off the table item, than that our oil money is funding al-Qaeda's nuclear weapons program that may turn the SEC, at 100 F. Street, N.E. into a pile of radioactive slag?

Is GM arguing that inconveniencing a few winter sports enthusiasts in Michigan is more important than a proposal that includes, as an off the table item, that our oil money is funding the teaching that publicly calling the granddaughters of it's stockholders and of the SEC whores, physically harassing them, and even gang raping them is fully justified by their Islamic Religion and may very well occur at an endemic level, as is occurring in sections of Europe today, at the edge of the Muslim and non-Muslim areas? Our oil money is funding of the teaching that the granddaughters of its stockholders and of the SEC are just pieces of raw meet left out, uncovered, on the counter, for the flies (young Muslim men), to flock to and attack. (ATT H)

Is GM arguing that a proposal that might be a boon to motorcycle riders in Michigan year round is OK, but a proposal that our oil money is funding the teachings and beliefs that the great grandsons of its stockholders and of the SEC will be treated legally as Dhimmi, [*18] which is, in effect, the same as having the KKK call and treat a black man as a nigger in 1899 Louisiana ruled by Jim Crow law is not germaine?

Author and NYTimes Pulitzer Prize winning columnist Thomas Friedman (GM's bete noir) has stated the following on numerous occasions over the last several years:

"The first is that we're in a War on Terrorism today in which we're funding both sides in the war with our energy purchases. We fund the U.S. Army, Navy and Marine Corps with our tax dollars, we fund Al Qaeda, Islamic Jihad, the regimes that support them, and the charities that support them indirectly, with our energy purchases. So we're funding both sides in the War on Terrorism, and that's flat-out nuts." n1

n1 Interview by Amy Goodman 07JUN2006 "Thomas Friedman on Petropolitics", Iraq, Israel-Palestine and the 'Excuse Makers'") http://members.aol.com/gopbias/Petropolitics.html

There is a much larger list of who does agree with Friedman within the foreign policy community regarding the funding of terrorism than the list of who does not agree with Thomas Friedman.

"It has been clear since the U.S.-led intervention in Iraq began that the majority of "foreign fighters" [*19] serving al-Qaeda in Iraq are Saudis.

"When these murderous Sunni interlopers are terminated, their photographs and biographies typically appear in Saudi media. Al-Watan has stated that 2,000 Saudis have died in Iraq since 2003--two thirds the number of American soldiers slain there.

" the king's attempt to disengage from the Sunni terror in Iraq is immediately significant to Americans and our coalition partners In that it can help save the lives of our Military personnel in Iraq.

" success would have incalculably beneficial effects ... curbing the cash flow to al Qaeda " n2 n2 The Weekly Standard, 3/05/07, Volume 12, Issue 24 "Valentine's Day in Saudi Arabia" by Stephen Schwartz & Irfan al-Alawi

The authors of the preceding article are pegging their hopes on the moderation of the 83-year-old King. I would like to suggest that one heart attack away and a new Islamist King would be ruling Saudi Arabia, and the money flowing to the terrorists and al-Qaeda would be substantially more than it already is.

From the article, if 2,000 Saudis have died in Iraq, how many have both died in and lived through attacks against American Forces, and how many young American Soldiers and[*20] Marines were killed by them? The number is greater than I and less than 3,000. How many young American Soldiers and Marines have been permanently mutilated by their roadside bombs and bullets? The number is greater than 1 and less than 22,000 (2005 data).

These Saudi Sunni killers are trained, transported, supplied, fed, clothed, equipped with weapons and ammunition, and equipped with IEDs and RPCs with our oil money. Far fewer of them would be trained, transported, and would have weapons besides a basic gun and some ammo if it wasn't for our oil money. If 2,000 Saudi Sunni Killers have died in Iraq and Afghanistan, how many more are there and what is their American blood toll?

The number of Americans killed by theses foreign (Saudi) killers funded by our oil money is probably in the hundreds, if not thousands. The number permanently scarred, mutilated, missing arms and legs, permanently brain-damaged, is probably in the thousands, if not the ten thousands.

Would the al-Quds force, part of the Iranian Republican Guards organization, run by the Ayatollah Khamenei, be able to supply the highly developed shaped charge explosives that have blown holes in our most heavily armed APCs[*21] and tanks and killed our American Servicemen and Women, without our oil money funding their activities? This splashed all over the headlines a few weeks ago, and seems to have returned to background data, as these weapons have been supplied by the Iranians for several years now. All funded by our oil money.

None of us can change the past. We can change the future. How many more young Americans are going to be killed and wounded in Iraq and Afghanistan than would not be if it wasn't for our oil money? These are our own sons, daughters, brothers, sisters, fathers, mothers, valued, brave Americans all, that are being killed with our own oil money.

GM's role in providing our oil money is writ large. Does GM want to continue to write its role in the same direction, and write it even larger?

As I have stated, GM is not responsible for the fact that the oil is under some of the most heinous regimes ever known to humanity. Knowing that it is and what they are using our money for, why would GM want to continue to support the funding of these terrorists?

9/11 reportedly cost al-Qaeda 1/2 million dollars. What if al-Qaeda had not had the money for 9/11? Without oil money, they would be so[*22] strapped for cash that they wouldn't be able to afford the tape and batteries for the video cameras they use to record their hate messages on. How many future 9/11s could we prevent by de funding them, by removing their source of money, i.e. our oil money?

When Iran gets its Nuclear bombs, and has its ICBMs, it will use them. The leader of Iran, Ayatollah Khamenei, has stated that losing 1/2 of the population of Iran to destroy Israel, which they could do with one bomb, would be a small price to pay. Without our oil money, Iran could not afford its nuclear program or its ICBM program, which, in its next iteration, will be able to reach the Eastern coast of the USA. n3 n4 Would they be willing to exchange Teheran for Washington or New York? What price would we be willing to pay to help ensure that the choice would be one they, and we, will never have to make because they don't have enough money to continue their programs?

n3 Benjamin Netanyahu, former Israeli Prime Minister, FOX News, "Your World" hosted by Neill Cavuto, 09MAR2007 n4 IRAN, HIZBULLAH, HAMAS AND THE GLOBAL-JIHAD, edited by Daniel Diker, published 2007

Is it OK to deny my proposal while it is OK, through[*23] GMs global operations, to support the funding of Holocaust Deniers that are planning and are well on their way to implementing a second holocaust? Attachment I; "Iran's Obsession with the Jews", and Attachment J, "Europe's Iran Problem" elaborate on and document this.

I believe it is entirely appropriate that my proposal, if it is not adopted, is included in the proxy statement for the shareholders to vote on. To believe that supporting the funding of the deaths of our brave servicemen and women is less important to openly discuss, and to do something about on an immediate basis, than some environmental concern is an unbelievable value system to use as base for a set of beliefs.

I would hope that GM would completely drop this part of their disagreement, as well as the rest of their disagreements.

GM also argues that fuel economy is part of GM's ordinary business. I would agree that decreasing fuel economy is part of GM's ordinary business, and that maintaining the same fuel economy, at the lowest legal limit, is part of GM's ordinary business. GM has both decreased and maintained fuel economy over the last 37 years, but they have never improved their overall fuel economy except[*24] to meet government CAFE regulations. How can GM argue that improving fuel economy is part of GM's ordinary business when they have never done it?

At every turn, GM has vehemently argued against any government regulation that would mandate improving fuel economy, giving ground only begrudgingly. It has used every possible way to evade and escape from the existing rules, such as the development of very heavy trucks, such as the Hummer II, that exceed any weight Congress had estimated as being something to be sold as a private use vehicle, rather than a commercial vehicle. GM reclassified as many vans as possible as light trucks so that it would not have to meet the higher car mileage requirements. GM has even panicked in some years because it was not even meeting the existing CAFE requirements, and built some stripped light S-10 pickups with 4-cylinder engines and manual transmissions and sold them for a song while almost praying that enough would be sold to keep the government from fining them. GM has produced individual vehicles that exceed government requirements, such as the EV-1, but never enough to voluntarily exceed the government mandated CAFE requirements.

Once again, GM [*25] argues that improving fuel economy is part of GM's ordinary business, but ordinary means you do it from time to time, and something that has never been done cannot be considered anything other than extraordinary, which fully justifies stockholder interest.

The two proposals iterated on page 3 show that improving fuel economy is an item stockholder interest in is justified, and is an item that the SEC has approved previously.

GM next argues that the term "executive compensation" may be deemed ordinary business, primarily due to the very large number of people adjudged as executives.

The two proposals iterated on page 3 show that executive compensation is a valid term that the SEC has previously approved.

Title inflation is a fact of life in the automotive industry. Supervisors are now called departmental managers. General Supervisors are called division managers, and now have the title and responsibility of a higher-grade level, only without the authority and increased pay. GM used to have Divisional General Managers, some of which were executives and some of which were not. Some were GM Vice Presidents without being called executives, some were GM Vice-Presidents and were called[*26] Executive Vice-Presidents. There were Presidents of sections of GM, and there were Executives in charge of large units. The total of executives was about a dozen presidents and two or three dozen vice-presidents. There is nothing in GM's organizations structure that identifies anyone as a senior executive or as a junior executive. I can only assume that GM has continued it's policy of inflating titles without commensurate pay or authority increases. Richard Wagoner is listed as Chief Executive Officer, not as Chief Senior Executive officer.

The SEC agreed that executive, without any junior or senior attached, was an entirely appropriate term. I am sure that no matter what I stated, GM would have argued against it. Executive is a generally recognized word in the English language that is appropriate and applicable to the proposal at hand, and to the executives that would be affected if this proposal is adopted.

GM argues that the proposal can be argued against as: "statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation." [*27] Can be excluded.' I supplied almost 1,000 pages of factual foundation, which GM has not, and cannot refute. I supplied a list of 154 books, which GM has not, and cannot refute, including the Holy Qur'an, the Hadith, and the Sira.

It is Ok for GM, as the perfect amoral corporation, to support the funding of hatred and the funding of the people who are killing American Soldiers, and that are planning nuclear attacks on the US and are planning a 2<nd> holocaust, and are developing the weapons to implement that 2<nd> holocaust with our oil money as the driving force, but let us not talk about it?

"([President] Bush has circulated copies of Natan Sharansky's The Case for Democracy to his staff, and recommended Mark Steyn's America Alone)". n5

n5 "the weekly Standard", 12MAR, 2007 -- "Reader of the Free World -- A literary luncheon with the president" by Irwin M. Stelzer

Joe Lieberman has said that "he was reading America Alone by Mark Steyn, who argues that Europe is being overwhelmed culturally and demographically by Islam."

"The thing I quote most from It is the power of demographics, in Europe particularly," Lieberman said. But the other part is a kind of confirmation [*28]of what I know and what I've read elsewhere, which is that Islamist extremism has an ideology, and it's expansionist... We Americans will have ultimate responsibility for stopping this expansionism." n6

n6 NewsMax.com, Friday, 23FEB2007 -- "Lieberman Warns Democrats: I May Join GOP"

I would, and have, suggested, that ceasing to procure oil from the radical Islamist nations in the Middle East would be a great start to Liebermann's statement.

U. S. Senator Carl Levin has responded to me that yes, he will read Mark Steyn's book, America Alone.

Michigan State Representative Robertson and Michigan State Senator Cherry have both stated to me that they will review Mark Steyn's book and the documentation in my edited books, AMERABIA and Islam-Beliefs and impact.

Michigan Republic Committee Chairman, Mr. Saul Anuzis, has considered and is continuing to considering the information in my two edited books, for to read them completely on a part time basis does take some time.

National RNC Chairman, Mr. Ken Mehlman, and his successor, Mr. Robert "Mike" Duncan, have reviewed and are reviewing, respectively, the information in the two books I have edited.

I would hope that GM [*29] Would recommend Mark Steyn's book to all of its executives and salaried employees (at any and all levels) and that the SEC would also recommend his book to all of the SECS personnel at all levels. I presume from GM's statements that it has no dispute with the data and opinions presented in America Alone. If President Bush can recommend it, GM should believe this is a desirable action to take.

GM said " These statements are derogatory ...to Saudi Arabia..."

FACT: The Saudi teaching of hatred is documented in the FreedomHouse report.

FACT: The money that the Saudis are spending is a fact. That they started spending the money and teaching that hatred in the US in 1973 is a fact.

FACT: Two fifths (approx) of the money Saudi Arabia spent was spent in the USA and Canada, two-fifths was spent in Europe, and the other fifth was spent in the rest of the globe.

FACT: The statements about the Saudis are still funding Hamas, al-Quaeda, the intifada are documented in Dore Gold's books and in the documentation stated earlier on page five.

FACT: The hatred that is in the statement, "The Apes are Jews, etc." is documented from freedom house two years after their first report, and after [*30]the Saudis said they had fixed their books. The report is in the AMERABIA documentation. The statements in the Freedomhouse reports are directly traceable to the holy Quran and the Hadith. The articles in Amerabia Tab I establish this as the article, "The Swine are Christian and the Apes are Jews" states, excerpts following:

EIGHTH GRADE

"As cited in Ibn Abbas: The apes are Jews, the people of the Sabbath; while the swine are the Christians, the infidels of the communion of Jesus."

"Those who believe (in the Qur'an), and those who follow the Jewish (scriptures), and the Christians and the Sabians -- any who believe in Allah and the Last Day, and work righteousness -- shall have their reward with their Lord; on them shall be no fear, nor shall they grieve. And remember We took your covenant and We raised above you (the towering height) of Mount (Sinai),: (saying): "Hold firmly to what We have given you and bring (ever) to remembrance what is therein: Perchance ye may fear Allah." But ye turned back thereafter. Had it not been for the Grace and Mercy of Allah to you, ye had surely been among the lost. And well ye knew those amongst you who transgressed in the matter of[*31] the Sabbath. We said to them: "Be ye apes, despised and rejected." (Qur'an 2:62-65)

This verse makes it clear that the apes and swine are Jews and Christians, the "People of the Book":

"Say: 'O people of the Book! Do ye disapprove of us for no other reason than that we believe in Allah, and the revelation that hath come to us and that which came before (us), and (perhaps) that most of you are rebellious and disobedient?'Say: 'Shall I point out to you something much worse than this, (as judged) by the treatment it received from Allah? those who incurred the curse of Allah and His wrath, those of whom some He transformed into apes and swine, those who worshipped evil -- these are (many times) worse in rank, and far more astray from the even path!'" (Qur'an 5:59-60)

"God told His Prophet, Muhammad, about the Jews, who learned from parts of God's book (the Torah and the Gospels] that God alone is worthy of worship. Despite this, they espouse falsehood through idol-worship, soothsaying, and sorcery. In doing so, they obey the devil. They prefer the people of falsehood to the people of the truth out of envy and hostility. This earns them condemnation and is a warning to us not[*32] to do as they did."

"The Jews say: Allah's hand is fettered. Their hands are fettered and they are accursed for saying so." (Qur'an 5:64)

"They are the Jews, whom God has cursed and with whom He is so angry that He will never again be satisfied [with them]."

"The Jews call Uzair a son of Allah, and the Christians call Christ the son of Allah. That is a saying from their mouth; (in this) they but imitate what the unbelievers of old used to say. Allah's curse be on them: how they are deluded away from the Truth!" (Qur'an 9:30).

"Some of the people of the Sabbath were punished by being turned into apes and swine. Some of them were made to worship the devil, and not God, through consecration, sacrifice, prayer, appeals for help, and other types of worship. Some of the Jews worship the devil. Likewise, some members of this nation worship the devil, and not God."

See the verses quoted above, which establish the apes and pigs reference and show that Allah's curse is on Jews and Christians.

"Activity: The student writes a composition on the danger of imitating the infidels."

Clearly if one is not to take them as friends and protectors (3:28, 5:51), and if they[*33] are the worst of creatures (98:6), and are under Allah's curse (9:30), they should not be imitated.

FACT: The Saudis are well aware of the Freedomhouse reports, as they have been given copies of them to comment upon through their embassy in Washington. How is it possible to impugn the Saudis when what they are doing is well documented, they know about, and have lied about what they are dong and teaching? The Saudi's have editorialized that they are an ancient country that makes changes slowly. That is a first class dodge. Saudi Arabia has been documented stating that they will make changes, and then they don't even live up to their own promises, much less any promises we would like them to make and implement. It is impossible to impugn the Saudis by stating what they actually have been and still are doing.

FACT: Attachments K. "Tea for Terrorists", and L "Islamic Supremacism in Britain" cover some of the hatred being taught in England. The book, Londonistan, from the bibliography also covers this. Robert Spencer has written about the hatred being taught in Holland and Denmark. Bruce Bawer covers this, plus Norway, in his book While Europe Slept. Oriana Fallaci covered the[*34] hatred being taught in Italy in her two books in the bibliography. The article "The Muslim Brotherhoods Conquest of Europe" covers the hatred being taught primarily in Germany. The article in Amerabia, Tab H, "A Brief History of Saudi Arabia, Wahhabism, the Muslim Brotherhood, etc." covers how the Wahhabi sect and the Muslim Brotherhood are two sides of the same coin. The article in Amerabia, TAB Q, "Want Peace in the Middle East -- Islam must Relent" covers how Pope Benedict asked the Imams in Germany to stop teaching hatred, and they did not agree to do that.

Opinion: The concept that Saudi Arabia would spend tens of billions of dollars to teach hatred here in the US, and then would spend additional tens of billions of dollars in Europe and would teach peace and love, when the Holy Qur'an, the Hadith, and the textbooks based on them that are used in the USA are all printed in Saudi Arabia is a leap of faith that has no basis in reality.

There is a great deal of information regarding the other countries around the world, especially Europe, that is in the documentation I have provided. To ignore it and to ridicule it without thoroughly studying it is the height of intellectual[*35] deceit.

Attachment M, "Reading and Writing and Ramadan", covers how Muslims are trying to have their culture replace British culture in the British school system. Attachment N, "Their No-State Solution" covers the funding of hatred and killing in Thailand is from the Wahhabi sect in Pakistan, which is where Saudi Arabia funded the war against the Russians in Afghanistan from, and then their support for and funding of the Taliban before they took over Afghanistan, and, then, most likely, the A.Q. Khan Sunni nuclear bomb program.

Every thing I have listed here as a fact is in the documentation I have provided or am providing. If GM had actually read the documentation, they would know this and they would be asking very limited, very specific questions rather than these broad-brush issues which are all addressed in my documentation.

I must have supplied GM with too much documentation. I thought I would be ridiculed if I didn't back up my beliefs with a fairly voluminous amount of documentation. I never thought the documentation I supplied would be ignored just so I could repeat it all over and over again.

FACT: Tony Blankley wrote The West's Last Chance, and it is he that first [*36]pointed out that having the Islamists take over Europe would be a threat to the USA like the Nazis.

"The opinion of 10,000 men is of no value if none of them know anything about the subject." - Marcus Aurelius, Roman Philosopher and Emperor.

Opinion: It is his opinion, but, like my opinion, if you disagree with it, where is your analysis, what is your documentation, what makes your opinion valid, worth holding, and defensible? Mr. Blankley did not go into the roots cause of why there is the Islamist hatred, he just accepted it as he has documented it and then projected that into the future. If you add in the hatred taught in the Holy Qur'an and the Hadith and the histories and the current Islamists, such as those in Iran, that dream of a world without the USA or Israel, or of al-Qaeda's dreams, including the Muslim Brotherhood's plan to take over Europe from the inside, which is documented in their own words in the documents in the information in Amerabia Tab F; why is it unrealistic to project out to what Tony Blankley and I have stated?

FACT: Two of the. 9/11 killers stopped and spent some time in the King Fahd Mosque in Los Angeles, which is one of the Mosques Freedomhouse[*37] researched. Whether they were rejuvenated by the material Freedomhouse found or not is irrelevant. It is there for any budding young Mohammad Atta or Adam Ghadam (who has been charged with treason) or Taliban Johnny (who is in jail for fighting with the Taliban against Americans) to research. Since the material is based on Islam's Holy documents, it has a validity that is undeniable.

Will that make for a 5<th> column? It certainly made for at least four terrorists, How many more are just sleepers? I never said how large the 5<th> column would be, I just said there will be one, and with the incidents around the country, year after year, by lone Muslims and by groups the FBI finds, why would that not happen? How am I impugning anybody by stating what has already occurred on a small scale? Since the teaching of hatred is continuing and expanding every year as Saudi Arabia continues to spend our oil money, why would not more and more Adam Ghadam's start down that path each year, spreading exponentially, like an ink stain?

Opinion: Dearbornistan. This is a euphemism, just like Eurabia and Londonistan. It is a description of a state of becoming that I would suggest is not desirable. Hezbollah[*38] is a formally designated by the US government terrorist organization. The active Hezbollah supporters that paraded in Dearborn in 2005 carried pictures of the Ayatollah Khomeini. Remember him? The 1979 embassy takeover? He was the first to call the US the Great Satan. He actively wanted Israel destroyed. How can anyone hold tip that heinous hating human being as a person to be revered rather than despised by any and all Americans?

Some of the active Hezbollah supporters, 5,000 of them, that paraded in Dearborn in the summer of 2006 carried Nazi flags. Why? Both because of the common cause Islam has with the Nazis to destroy the Jews, even though Nasrallah, the head of Hezbollah, has stated that the Nazis were failures because they did not finish the job of eradicating the Jews. These Hezbollah supporters flew many placards of Nasrallah. Hezbollah is a formal arm of Iran. Hezbollah's constitution calls for the eradication of Israel; that is, Genocide on an industrial scale. Why would any American have any respect for any active supporter of Hezbollah? The Hezbollah in Dearborn are the voice and power amongst the Muslims in Dearborn. As they slowly quiet opposition, such as the recent[*39] Shia on Sunni violence after the hanging of Saddam, why would they not slowly continue their takeover of Dearborn? Just because it is a slow process that happens over years with a thousand little acts and words that GM can ignore does not mean that it can't, won't and is not happening.

The concept that one man's terrorist is another man's freedom fighter is a horridly flawed idea.

The terrorists that fought in the American Revolution wanted a country ruled by law, where everyone was treated equally, with elected leaders deciding their fate rather then an anointed King. They won their terrorist war and established the United States.

Hezbollah wants the eradication of 5 million Jews for starters, and then the Muslims and others it rules over will have Sharia law shoved at them, by the ballot box, assassination, or otherwise, as is happening in Lebanon today. Women will be treated as 2<nd> class chattel slaves, and any non-Muslims will be treated as Dhimmi, subject to different and demeaning rules. Exactly how does that equate to the establishment of the United States? What does that mean as the Hezbollah influence over the Muslims in Dearborn continues to increase?

Muslims have [*40] been treated better by the Israelis in every situation over the last 60 years than Muslims have ever been treated by their own leaders, while the Dhimmi under Muslim rule have been given equal rights with the Muslims when under Israeli rule, as is the case inside of Israel today for everyone.

If GM believes that the Hezbollah influence in Dearborn will decrease, please provide your documentation to support that belief.

Try a test to see if GM has the courage of its convictions. Talk is cheap. Does GM believe what it is saying? If it does, then it should have no problem running the following test. If GM does not have the courage of its convictions, then GM should start reading the material I have sent it, and asking detailed questions, rather than make broad brush undocumented generalities.

GM should go to a large Christian Church on a Sunday later in the Spring, when it's warmer, stand out in front as the congregation is leaving, and shout out "Jesus was a terrorist". Then try "Jesus sanctioned the assassination of a pregnant woman". After that, try "Jesus cut the heads off of 600 Jews because they verbally opposed Jesus". Then try "Jesus was a pedophile". You will certainly be [*41] looked at as if you were funny. They might try to engage you in discussion. They might call the Police to charge you with disturbing the peace. You could yell out a true statement, such as Jesus disliked moneylenders, which was true, and no one would physically harm you.

Of course, all the charges regarding Jesus that you just yelled out are demonstrably false except the moneylender one.

Now go to the big Mosque in Dearborn, and repeat the same show, only substituting Muhammad for Jesus, on a Friday when the Mosque is letting out. I doubt, if you will have the same peaceful reaction.

Of course, all the charges regarding Muhammad that you just yelled out, (if they let you continue), are documentable, factual, and true. Why would any Muslim object to stating factual, documentable, truth, as a very few Muslims have actually had the courage to publicly state?

That is the Natan Sharansky, test to determine if we live in a free society or a fear society. He developed it while he was in the Russian Gulag. He is the author of The Case for Democracy, which president Bush has spoken highly of. I would suggest that regarding Islam, we are living in what is rapidly becoming a fear [*42] society. I do not believe that is what we want the US to become.

Let me know how your test worked out.

In my original documentation that I sent GM, I said I had no problems with Arabs. There are wonderful, peaceful Christian and Jewish Arabs. If GM wants to persist in calling me a racist by charging that I am impugning the "large number of resident of Dearborn, Michigan of Arab Descent", then we can settle that in a court of law. I have no problem with Arabs. There are many Christian and non-Muslim Arabs around Detroit, and they have my respect and Christian love. But Dearborn has a majority of Hezbollah supporters, both active and passive: Arab descent or not is immaterial. Some of the active Hezbollah supporters are not of Arab descent. They have the same heinous beliefs, no matter what their racial makeup. How did the Reverend Louis Farrakhan become such a believer in anti-semitism? What did American Jews ever do to American Blacks? I will state that the common thread is the Islam in the Nation of Islam. How can such an anti-Semite draw 50,000 to hear him at Ford Field as happened a couple of weekends ago? The Jewish Anti-Defamation League was appalled, and rightly so. Would David[*43] Duke, who shares Farrakhan's anti-Semitism, have drawn such a crowd? What is wrong with this world when such heinous people with such heinous beliefs are idolized by large numbers of people?

Now for the charge that I am impugning Muslims. As I stated, it is the ideology of Islam that I am opposed to. I Know wonderful, peaceful Muslims. They reject Hezbollah, they reject Hamas, they reject the Wahhabi Sect, and they are willing to speak out against the barbarians preaching and teaching hatred globally, including here in the US. The silent majority is just cannon fodder for the radicals. If a Muslim is unwilling to have the courage of their convictions to condemn Osama by name, al-Qaeda by name, Hamas by name, Hezbollah by name, Nasrallah by name, Ayatollah Khamenei by name, ad infinitum, then are they not just like Nazis that would not condemn Hitler, Heydrich, Eichmann, etc.? Why wouldn't anyone want to impugn people who openly state they want Israel destroyed along with the 5 million Jews? Why would anyone not disrespect anyone who openly wished for a 2<nd> Holocaust? Why would anyone not disrespect anyone who wanted the US Constitution replaced with Sharia Law, such as the leaders[*44] of CAR, the premier voice of Wahhabi Islam in the USA, outside of the Hezbollah stronghold in Dearborn?

I did not originate Dearbornistan, I believe Debbie Schiussel can take credit for that, but amongst the community of us that know enough to be able to promote or defend our beliefs in the great public marketplace of ideas, Dearbornistan is a probable outcome of the Hezbollah domination of Dearborn. If some people take umbrage at that, I would ask, what is their documentation for their beliefs? Ignorance is no reason to not state something that the ignorant may object to. Does GM support the Hezbollah belief system? If it does, could it please so state, publicly?

Islam, by definition, is not a religion of peace. The word Islam means submission: that is submission to Allah. The only record of Allah is the Holy Qur'an, which, I reiterate, has qualifiably the same kind of hatred as Mein Kampf, Both tomes have a lot of hatred in them. The definition of Muslim is a believer in Islam. Any Muslim that says that Islam is a religion of peace is either lying (Taqqiya) or ignorant. Whether Islam is a peaceful religion is the discussion to have, and, once again, the political ideology [*45] within the religion is not peaceful when it comes to what it teaches and how it interacts with people on this earth. Whether the religion, from the purely live a good life and get to heaven part, is separable from the political ideology side is the problem, for you don't get the religion without the political side and without the social side. They are one and the same, and only very secular Muslims can stand back and realize that they either have to deny most of their religion or they have to live a lie.

There is only one guaranteed way to get to Heaven for a Muslim, and that is Jihad (Holy War). If you are killed waging Jihad, you go instantly to heaven; the highest heaven, bypassing the lower heavens. This heaven has 72 rooms with 72 perfect virgins in every room that are new virgins again the next night. Each Muslim Man that makes it to Heaven has the sexual prowess of 100 men, which is renewed every night. It is literally Heaven for young men who are not allowed to meet, greet, or liaison with, outside of arranged marriages, women.

Otherwise, getting to Heaven is the judgement of good deeds to not so good deeds, and nobody knows until he gets to the judgement time. Most women[*46] go to Hell, per the Prophet Muhammad, which helps to foster adherence to many of the horrid beliefs and treatments foisted on the 2<nd> class Muslim women by their men and husbands. The secular and the religious are inseparable.

I continue to be disappointed that GM is unwilling to fully consider my information, regardless of its relationship to any stockholder proposal, for this is information on a likely future for the United States, and is accurate knowledge with the appropriate derived opinions. Even if GM disagrees with the opinions, the facts and documentation are accurate, and there will be enormous problems in the future, even if I have not chosen the correct aspects for the problems to manifest themselves. I did ask if GM had any disagreements with the opinions, to respond with their documentation. Their only response was undocumented opinion. Mark Steyn wrote a column of what it was like to talk to "multiculturalists" (ATT O, "Life is Not a Bumper Sticker"), which is an experience I have not had until now.

I am proud to stand tall with Sir. Winston S. Churchill, arguably the greatest Statesman of the 20<th>, or any, century, who wrote:

"How dreadful are tho curses which[*47] Mohammedanism lays on its votaries! Besides the fanatical frenzy, which is as dangerous in a man as hydrophobia in a dog, there is this fearful fatalistic apathy. The effects are apparent in many countries. Improvident habits, slovenly systems of agriculture, sluggish methods of commerce, and insecurity of property exist wherever the followers of the Prophet rule or live. A degraded sensualism deprives this life of its grace and refinement; the next of its dignity and sanctity. The fact that in Mohammedan law every woman must belong to some man as his absolute property (either as a child, a wife, or a concubine must delay the final extinction of slavery until the faith of Islam has ceased to be a great power among men. Individual Moslems may show splendid qualities. Thousands become the brave and loyal soldiers of the Queen; all know how to die; but the influence of the religion paralyses the social development of those who follow it. No stronger retrograde force exists in the world. Far from being moribund, Mohammedanism is a militant and proselytizing faith. It has already spread throughout Central Africa, raising fearless warriors at every step; and were it not that Christianity[*48] is sheltered in the strong arms of science<the science against which it had vainly struggled<the civilisation of modem Europe might fall, as fell the civilisation of ancient Rome." n7

n7 The River War, first edition, Vol. II, pages 248 50 (London: Longmans, Green & Co., 1899).

I am also proud to stand tall with the sixth President of the United States, John Quincy Adams, who wrote;

"The precept of the Koran is, perpetual war against all who deny, that Mahomet is the prophet of God. The vanquished may purchase their lives, by the payment of tribute; the victorious may be appeased by a false and delusive promise of peace; and the faithful follower of the prophet, may submit to the imperious necessities of defeat; but the command to propagate the Moslem creed by the sword is always obligatory, when it can be made effective. The commands of the prophet may be performed alike, by fraud, or by force." n8

n8 "Unsigned essays dealing with the Russo-Turkish War, and on Greece, written while JQA was in retirement, before his election to Congress in 1830" [Chapters X-XIV (pp. 267-402) in The American Annual Register for 1827-28-29. New York, 1830.] as stated in Front Page Magazine, "John Quincy Adams Knew Jihad" by Andrew G. Bostom -- 29SEP2004
[*49]

A more complete selection of John Quincy Adams' writing is included in the AMERABIA book and CD, under Tab O, and the Islam-Beliefs and Impact, under Tab C.

I would hope that GM would proudly join me in standing by these two giants in our history.

IF GM will not join me, then, after reading the entire documentation, I would expect the GM will publicly decry and denounce these two outstanding citizens of Western Civilization. I would also expect that GM would publicly decry and denounce President Bush, for he calls these IslamoNazis IslamoFascists, and also publicly decry and denounce Senator Lieberman for his views as quoted earlier.

History is a wonderful area of study. With sufficient knowledge of history one can discern some events, and make some forecasts based upon history, while realizing that no events exactly duplicate themselves, but that there are enough similarities in some events that appropriate parallels can be drawn.

Several historians and commentators, notably Victor Davis Hanson, had always wondered how the 1930's could have happened. How is it possible, with all the evidence and documentation that was publicly available, such as Mein Kampf, [*50]Hitler's speeches and position papers, the speeches and writing of other Nazis, the Fascists in Italy, and the public warnings about all of this documentation, that still, despite all of this, Neville Chamberlain achieved "peace in our time", and WWII and the Holocaust were actively allowed to just happen?

Mr. Hanson is now much wiser, by his own admission, for to see how the 1930's happened, all one has to do is just look around today, see how ignored the documentation and evidence is, and realize how many people want to remain ignorant, want to ignore everything, and just go on as if there were no problems in the world that could destroy our children, grandchildren and great-grandchildren, in Europe and Canada first, and then later, in America.

I have provided more information, and, with the bibliography, far more information than Winston Churchill or anyone else could have provided regarding Nazism and Fascism in the spring of 1939. There were other people of the same beliefs as Sir Winston Churchill, but they have mostly been forgotten. Winston Churchill was ignored then. I am not claiming I am a Churchill, but I very well do understand why he considered himself a failure when[*51] he was made Prime Minister on May 10, 1940, for no one had listened to him when there was time to do anything, and he thought he would just preside over the destruction and defeat of England, no matter haw hard he tried. Fortunately for all of us, he was better than even he thought himself, and Hitler was prone to making stupid military decisions that snatched defeat from the jaws of victory.

I have provided the information, and I have tried to connect the dots, as almost no one did before 1939, or 9/11. I have requested that GM, if they disagreed with the dots and their connection, to so advise me, and to document their disagreements. They have vacated the field, and abandoned any attempt at doing so. Even if my proposal is not printed in the proxy statement, for GM to deny the information and not take advantage of it in its decision-making is the height of intellectual deceit that may be very deleterious to the future of many individuals, such as GM employees, Stockholders, SEC employees, and all Americans in the future. The information in the documentation I have submitted and am submitting with this rebuttal fully support and substantiate everything I am stating in this rebuttal. [*52] The articles are in the documentation that support everything, and can be readily found by looking in the tables of contents.

With the purchase of oil by the whole world that is supporting funding of the teaching and preaching of hatred, Jihad, and denigration of women that Saudi Arabia is promoting, that funding is rapidly destroying any chance we ever had of working with "moderate" Muslims; as they am replaced by "moderate" Muslims that have nothing at heart other than playing non-Muslims for fools, as many Muslims and Muslim organizations, such as the MSA (Muslim Students Organization) and CAIR (the Council on American-Islamic Relations), actually do.

George Santana stated "'Those who cannot remember the past, are condemned to repeat it." This often-quoted statement is frequently never backed up with what happened in the past, and how that is a warning of what is or could be happening today or in the future.

I will digress now to cover a little bit of GM's past so that GM can understand that it has the same kinds of beliefs today that are doing damage to the United States once again, in the same manner as it did in the past. Ignorance can no longer be an excuse.

GM bought Adam[*53] Opel in Germany in 1929. In 1932, when Hitler won the election and subsequent power struggle to become Chancellor, Haj Amin al-Husseini, the Grand Mufti of Jerusalem, and other Muslims, wrote congratulatory letters to Hitler. They didn't write letters to any other European rulers upon their election, just Hitler. They wrote to Hitler due to the common hatred of Jews and untermenschen, which to Hitler were primarily the Slavs of Eastern Europe and Russia. Slav is derived from the Muslim Turkish word for slaves, which is what the Muslims of the Middle East looked upon the Eastern Europeans in the Balkans and Russia as, since they had been for over 450 years to the Muslims.

Haj Amin and the other Muslims of the Middle East and the Balkans had heard of Hitler and the Nazis, had read Mein Kampf, and had paid attention to Hitler's speeches. They knew a kindred soul when they read what he wrote. Winston Churchill and a select few others had also read Mein Kampf and paid attention to Hitler and the Nazis.

GM had not read Mein Kampf or paid attention to Hitler's speeches, as only an amoral corporation can totally ignore the world around it.

Before meeting Hitler in 1934, A GM [*54] executive practised the stiff arm Nazi salute instead of reading Mein Kampf. The Gm execs thought the meeting went extremely well; they were entranced with Hitler. Ignorance is a wonderful state of being.

I do not blame GM for having its car and truck plant being taken over by the Nazis in WWII and used for war production or that slave labor was used in its plants. There was nothing that GM could have done to prevent that. A slight argument can be made that GM should not have built its new truck plant near Berlin in 1935, but if Opel (GM) had not done that, Ford, or VW, or MB would have probably built such a plant. Even so, GM jumped at a chance to make trucks for the Wehrmacht (the Nazi Army).

However, a fact noted but underemphasized in the book, General Motors and the Nazis, by Henry Ashby Turner, Jr. is that GM, in 1938, volunteered to build a new special gear plant using proprietary knowledge, to make gears to control, propeller speed, or pitch, for which America was the world leader regarding this technology. These gear sets were intended for Benz aero engines for military airplanes. GM volunteered to build this plant to gain political leverage with Herman Goering, [*55] the # 2 Nazi in all of Germany. This was intended to gain Goering's influence regarding the other Opel plants. This plant was specifically designed and equipped to make parts for weapons of war for the Nazis, for Herman Goering's Luftwaffe.

In 1939, after Kristallnacht, after Munich, GM President Knudsen still approved 5 million German Marks to finish this military production plant. The book doesn't state what happened after that, as the history of that plant was lost in the fog of war. Some argument is made as to what else could GM have done. I would suggest that knowledge and backbone were required, and both were severely lacking.

At the very least, the Nazis got a new factory building with some level of equipment in it that they could have turned to good use with relatively little application of personnel and material resources. More likely they got a brand new factory with wonderful new equipment ready to turn out gear sets. The Luftwaffe did not have variable pitch propellers on any of its aircraft until the summer of 1939, and not in volume until the late fall of 1939. Controlling the pitch of the propeller was a major advancement in getting the maximum performance out of [*56] any airplane engine. The Daimler Benz 601 motor went into every Messerschmitt 109 day fighter and Messerschmitt 110 heavy day and night fighter. These gear sets were probably on airplanes that shot down and killed thousands of US Airmen in their B-17s in the Eighth Air force, and thousands of British aircrew of Bomber Command in the Lancaster Bombers, shot down by Me-110 Night Fighters.

And all of this happened because GM, the perfect amoral corporation, was trying to curry favor with the Nazis running the Luftwaffe. While it is certain that the Germans would have figured something out for themselves, it is also certain that GM ironed out the path and allowed the Nazis to use their scientists and engineers and workers to develop and nun other projects and build other plants that helped kill thousand of Americans, British, and Russians.

GM is like the childhood story of the three little monkeys: Hear no Evil, See no Evil, Speak no Evil. GM Ignored every chance it had to learn about evil and thus assisted evil. If GM can help the Nazi war machine through deliberate ignorance, what else could they do?

Another GM executive with an active ignorance thought, in 1939, that he had been [*57] tapped to be a go between to carry messages between and negotiate with Hitler for Roosevelt. Everyone, after Munich, was of firm agreement that negotiating with the Nazis was the height of idiocy, especially after, war started on September 1<st>, except for an incredibly ignorant and unbelieving GM executive that, like the rest of GM, was unwilling to learn.

Fast forward to today, and history is repeating itself. GM is once again supporting the funding of our enemies that are resulting in the death of US Servicemen and Women.

What Friedman stated, as iterated earlier, is the documentable, irrefutable truth. We are funding both sides in our war against Radical Islam and it is time to stop.

GM, the perfect amoral company, is, once again, unwilling to see or hear the evil that it Is supporting, and it is accusing me of falsehoods for wanting to speak about it.

Following is come more information regarding Islam. Once again, this is all in the documentation already provided to GM, except for the articles noted and attached.

The information included indicates that it is possible that the granddaughters of GMs stockholders and the SEC will be treated as 2<nd> class sex objects having[*58] 1/2 or fewer the rights as any man, and needing to choose between three different levels of genital mutilation when they are eight years old, because they are Muslims, and that the grandsons, if they are Muslims, will be' treating non-Muslims as Dhimmi, including their own parents, grandparents, and, if still living, great-grandparents.

The treatment of women as 2<nd> class citizens, revering a total virginity culture and arranged marriages that so denigrates women and any normal sexuality that it should be abhorrent to every American, that includes honor killings as part of its culture, as well genital mutilation as part of its teachings and practices is a future that no one should want for their granddaughters and great-granddaughters.

Will some of the daughters and granddaughters of GMs European and Canadian operations be publicly called whores, physically harassed, and even gang raped by Muslims that are taught with oil money that their religion justifies this action? Almost assuredly. If GM wants proof of this, then have some of its employees daughters walk through the Muslim sections of Malmo. Sweden, or Oslo, Norway, or Clousy-Sur-Bois, France on some warm spring day in a [*59] spring dress, short-sleeved shirt, and no head scarf (hijab). If GM is not willing to do this and put its treasure where its legal arguments are, then, I would suggest that GM should stop the inconsequential and racially biased arguments that it is using to block this proposal. I would not let my daughter go through any of those areas without heavily armed escorts.

France, Holland, Belgium, Sweden, Norway, Denmark, Germany, Italy, and the rest of Western Europe now have between an 8% to a 12% Muslim population. When those countries had a 2% Muslim population, they had very little trouble. Canada has about a 2% Muslim population. It will be 8 to 10% around 2025, and then Canadian Muslims will actively start practicing the same beliefs as their European brethren are, including the internal to Islamic beliefs of honor killings and Genital Mutilations. The US currently has about a 2% Muslim population. When the US will have a 10% Muslim population is harder to forecast, but around 2040 may not be pessimistic. Why would anyone believe that Muslims in modem, democratic, liberal Europe will act any differently tomorrow in modem, liberal, democratic Canada, and then in the modem, liberal, [*60] democratic United States?

There were riots by the Muslim Citizens of France in the fall of 2005. In 2006, the year after the riots, through the first 10 months, over 4,500 French Policemen have been hospitalized with injuries fighting off the Muslims destroying France. Can you imagine this happening in the suburbs of Toronto in a decade or so, or Dearborn and the other suburbs of Detroit in twenty or so years? If not, then, once again, I would urge GM to visit Clousy-Sur-Bois, go out with the Police on patrol, and experience it for yourself. The open question would be, if it can happen in modern, liberal, democratic, egalitarian France, then why would, or could, it not happen in Canada and the U.S.? On the news (Fox News) in January, 2007, the French chief of the prefecture of the police asked his government to give him Apache helicopters and the same outfit of weapons the U.S. Marines had when they took Fallujah. This was so he could control the rioting by French citizens that are Muslims. Citizens who have a cradle to grave social system that guarantees them housing, food, education, satellite TV, computers, and many more amenities. Non-Muslim French Citizens in the same economic[*61] and similar cultural situation within France do not riot and have not rioted.

Reverting back to the Nuclear threat that our oil money funds that may incinerate the SEC at 100 F. Street N.E., al-Qaeda claimed the right to kill 4 million Americans with WMD in 2002. In 2003, al-Qaeda received a FATWA (Saudi Imam [cleric] Nazer bin Hamd al-Fahd: "The Legal Status of Using, Weapons of Mass Destruction Against Infidels.") approving the right to use WMD against Americans, and in the summer of 2006, al-Qaeda warned all Muslims to leave the US, so that when (if) al-Qaeda attacks, any Muslim collateral deaths will not be laid at its doorstep.

Whether al-Qaeda has nuclear weapons or not seems to be in the realm of they most certainly have some things that once were nuclear weapons, sold to them by Muslim Chechens. John Ashcroft, as Attorney General, was concerned about both that and the reports that MS-13 would transport any person for al-Qaeda from Mexico City to anywhere in the US with their man-portable baggage, within one week, for $50,000 each as early as 2003. President Bush has spoken about this danger. Attachment R -- "Al-Qaida warns Muslims: Time to get out of U.S.", covers the al-Qaeda[*62] order for all Muslims to leave the US. I have listened to Hamid Mir speak, and I have personally spoken with him. He, as the only recognized journalist, Muslim or other, to have interviewed Osama bin-Ladin after 9/11, has access to people and places that most intelligence operatives just dream about, and has corroborated the acquisition of and plans to use nuclear weapons by al-Qaeda that Paul Williams speaks about and has written about. I have also listened to and spoken to Mr. Williams and Dr. Kushner. These gentlemen are not "black helicopter" proponents and they have serious information and documentation that they bring to the table. The discussion in Attachment R -- "Symposium: Al Qaeda's Nukes" elaborates upon the "American Hiroshima" knowledge that is in the public realm.

Unfortunately, due to some family members that I cannot totally ignore or avoid, I am well aware of some of the beliefs of the black helicopter crowd. It is quite a far out undocumented discussion amongst them with conspiracy theories that would do justice to the beliefs of most Middle Eastern (and American) Muslims, who overwhelmingly believe that the Jews caused 9/11, and that if it wasn't the Jews, it was[*63] the CIA I have no more respect for them than I do for Holocaust deniers, like Ahmadinejad and Khamenei; who GM is arguing should continue to be funded.

Whether al-Qaeda is successful or not will depend on many factors. We will not know for sure until either the nukes go off or a Freedom Of Information Request many years from now uncovers how DHS stopped the plot. If there is anything we should have learned from the first twin towers bombing in 1993, it is that the dots are there, they are not necessarily obvious, and we need to connect them and take al-Qaeda's pronouncements seriously. From our experiences with the African Embassy bombings, 9/11, the Madrid bombings, the London bombings, the foiled Bojinka plot, and the foiled plot to destroy airliners in flight over the Atlantic last summer, we have learned that al-Qaeda likes to perform acts of destruction in multiples for greater impact. In addition, from the foiled Bojinka plot and the failed 1<st> attempt to sink a US warship that almost succeeded the second time when the USS Cole was successfully attacked by a suicide boat, what we have learned is that al-Qaeda will try, try, try, again until it succeeds. Whether al-Qaeda has[*64] one weapon or seven, and whether it succeeds or not, the funding for al-Qaeda still comes, primarily, from Saudi Arabia.

The funding for the A.Q. Khan Network is less obvious, but Saudi fingerprints are all over the Sunni Nuclear Bomb that Pakistan has, and the A.Q. Khan network was exporting to terrorist Sunni states globally. We may never know the extent of Saudi Arabian financing of the Pakistani Nuclear Program, but to deny their financial involvement is the height of folly. Our purchases of oil from Saudi Arabia has funded them. Poppies are great. Oil is better.

That the USA has to spend a great deal of our time and treasure to fend off such threats is obvious. If it wasn't for buying oil from these heinous states, whatever programs they have would be seriously degraded, if not totally disabled for lack of funding.

Even though the US is legally not allowed to buy oil from Iran, the way oil is globally commingled and the fact that GM is a Global Company with a Strategic Impact on both the US and the World, means that oil is funding Iran's nuclear program. If Iran succeeds, and if they do eradicate Israel, as the leaders of Iran have stated is their goal, from the Grand Ayatollah[*65] Khomeini to President Ahmadinejad to the current Grand Ayatollah Khamenei, then there will be a need to make a plaque to put up at the 2<nd> Holocaust Museum, stating how our oil addiction supported the funding of the Iranian Nuclear Bomb Program and this 2<nd> Holocaust of over 5 million Jews. The attached article "Iran's Obsession with the Jews", covers the Iranian hatred of the Jews and the reasoning for the holocaust denial mindset of the Iranian leadership (Att. I noted previously)

In the documentation is knowledge regarding the connection between Islam and the Nazis, which is solid and substantial. The history of Haj Amin al-Husseini, the Grand Mufti of Jerusalem, who Adolf Eichmann said was his "good friend", is documented and undeniable. The knowledge that the teachings of Islam, the Ideology of Islam contain as much or more hatred for Jews than the Nazis did, and has had for 1385 years, is included. The knowledge that Islam teaches the hatred of Christians is as bad as or worse that what the Nazis taught about "untermenschen" is expanded upon in the documentation. The absolute detestation for polytheists, which led to the Hindu Holocaust, is elaborated upon. This will prey[*66] upon those in America, as well as Europe and Canada, that call themselves Animists, Atheists, Agnostics, and anyone else of any other belief system.

There are peaceful passages in Mein Kampf, just as there are in the Holy Qur'an. There are neutral passages in Mein Kampf, just as there are in the Holy Qur'an. The Holy Qur'an has an internal global Engineering Change System that supercedes, or abrogates, by the principle of Naskh, as initiated in Sura 2:106, almost all of the peaceful passages. The peaceful passages are rendered null and void, as if they never existed: Do any of us care that Hitler liked dogs and children, and was kind towards women? The Prophet Muhammad said never to enter a house that had a dog or a jew in it, so what Muhammad liked was only other Muslims, especially since he had women and children assassinated ala Tony Soprano.

In the knowledge included is that the 300 million Muslims of the Middle East have the total economy, w/o oil, of Norway, a country of 4 million. With oil money counted, the 300 million Muslims have an economy about that of Holland and Belgium combined, which are countries with a combined population of 30 million people. Muslims can[*67] replace others for a while, but as the Muslim population becomes a majority, there are fewer and fewer non-Muslims to keep the economy growing, for the concept of predestination, which Muslims state as Inshallah, renders the Muslim population incapable of capitalistic efforts. There are always individual exceptions, but the rule stands as valid. Turkey, as the most advanced, w/o oil, Muslim state, only has a per capita annual income of about $2,500.

With the knowledge in the documentation, GM should be able to discuss how it is going to lose its investments in Europe as the IslamoNazis take over. GM also needs to discuss how it is going to lose its investments in Canada, as Eastern, Central East, and the Far West of Canada will be overrun first, which will include all of the plants in Ontario, Quebec, and the eastern provinces. Any Investment in Russia will be toast. Any investment in Poland and Eastern Europe will be crushed in the same manner as Poland, the Balkans, Bessarabia, etc. were crushed and taken over by Nazi Germany and Stalinist Russia in 1939. The attached article, "The Apocalyptic Jackpot", covers some more of the details of Russia becoming an Islamist country (Att. [*68] R). Imagine Russia ruled by Chechens like the killers that took over the school in Deslan and killed over 100 schoolchildren in cold blood. Why would anyone believe that when the Chechen Muslims do overrun Russia, killers like these will not be the leaders? Imagine them with Russia's nuclear arsenal and delivery system at their fingertips. The Chechens fighting against Russia have been allied with al-Qaeda for about 10 years now, and are good enough partners that the Chechens had no conscience pangs when they sold ex-Russian suitcase nukes, even non-functional ones, to al-Qaeda. They were in good enough shape that they can, with the right knowledge and materials, be made back into functional weapons. Our oil money, through al-Qaeda, is supporting these Chechen killers.

When Russia, France, and Britain are dominated by Muslims, what will keep an Ahmadinejad, or an Osama bin-Ladin, or an Abdel Rahman, or a Hussein, from taking over and using their Nuclear Weapons? Certainly not the vanishing "moderate" Muslims that are being swamped by the hatred Saudi Arabia and Iran are teaching with our oil money.

As Mark Steyn states in the 12FEB2007 edition of "National Review" (Att. K, noted[*69] previously), in the article "Tea for Terrorists", "Imagine the Second World War with St. Adolf's Parish Church on every English village green, or the Cold War with a Soviet Orthodox Church in every midsized town in all 50 States." Mr. Steyn is understating the extent of the problem. The article, "Islamic Supremacism in Britain" by Robert Spencer, (Att. L, noted previously) elaborates on some of what was videotaped of what was being preached inside a renowned "moderate" Mosque in England, and how no Muslims or Muslim organizations have spoken out against the horrid preachings that were recorded.

E. D. Hill hosted a special on FOX news that showed the Islamofascist own film of suicide bombing, rap videos showing the deaths of American Soldiers, heinous hatred preaching inside Mosques, and more Muslim children being taught hatred even when they are only 4, 5, 6, years old. Ms. Hill spoke to a moderate Muslim Imam, Fiesel Abdul Rauf, towards the end of the show, and she stated that FOX news could only find one (ONE!) Muslim in England to speak out against the July 7th Bombers shortly after the bombing. The Imam said that peaceful Muslims were afraid to speak out. That is a fear society, [*70] and it exists not only in England, but also in the United States today.

Included is the DVD "Obsession" (Attachment S). This one hour documentary feature the words of the Islamofascists themselves, and shows how they are teaching their children to wage Jihad against the people they are demonizing, which are you and me, in a similar manner to the Nazis and the Hitler Youth program. The point the documentary misses is that Muslims have been teaching Jihad and demonization of Christians and Jews and polytheists to their youth throughout history. Hitler had nothing to teach the Islamofascists except a little bit about organization and efficiency. Our oil money has ratcheted up the quantity of the teaching, and the weapons they will be able to use when they are through with school.

Included is the DVD "What the West Needs to Know" (Attachment T), which includes some of the basic precepts and teachings of Islam from the Holy Quran and the Hadith and Muhammad, only presented in a different and somewhat more concentrated manner than the written documents I have included which essentially cover the same information.

Islam is a religion that cannot stand to have the light of day shone on [*71]its basic documents, beliefs and preachings. For example, the Prophet Muhammad is held up to be the most perfect human being, the man that every Muslim should try to emulate. Muhammad led his troops in about 84 battles and caravan raids, actually fighting in about a dozen. He had nine men, women, and children assassinated ala Tony Soprano, including one assassination for which Muhammad praised the assassin for killing the pregnant woman and her third trimester child with one knife stroke through the woman's pregnancy bloated belly. He destroyed three Jewish tribes simply because they did not want to convert to Islam and verbally opposed him, and personally cut off the heads of between 600 and 900 Jewish men of one of the tribes. Recently, the Grand Mufti of Egypt, in an open letter, asked why anyone was surprised and disappointed at the beheadings in Iraq, since the Iraqi "freedom fighters" were just following the personal example of the Prophet Muhammad and beheading infidels.

Muhammad married his youngest wife when she was six, and consummated the marriage when she was nine. Iran has recently lowered the age of marriage for women from fourteen to nine.

Included in the information[*72] is my experience at the local Mosque program regarding the Prophet Muhammad, shortly after the Muhammad Cartoon publication by a Danish Newspaper was propagandized globally. In it, they taught the first 12 years of Muhammad's time as a Prophet, and left out the last 10 years, which were the Medina years when he turned into a warlord and a heinous human being. When asked why, they said they ran out of time. In a two hour presentation, they used about 20 minutes for the first 12 years, and then stated that he just died. The rest of the time was a Q&A session. The calendar for Islam starts in the year of the hegira, or the move from Mecca to Medina in 622AD. It is the events after the move that are the fount of Islam. Why are they so ashamed of their Prophet that they do not want anyone to know who he was, what he preached, and what he did in Medina? The Imams running the program knew all about Muhammad, they just did not want any of the non-Muslims to know about him.

Just imagine, if you went to a Christian Church to learn about the life of Jesus for the first time, and they stopped before the Sermon on the Mount and just said that Jesus then died. What would you really know about [*73] Christianity, its Prophet, and its preachings, beliefs, and message? Next to nothing. That is essentially what the Meet the Prophet Muhammad program did to us in Flint.

In that same session, I asked the Imam, if he would defend my right to criticize Muhammad, just as I would defend unto death his right to lie about Muhammad: he said "No". Literally. He actually said "No". It's nice to have an American citizen deny your freedom of speech publicly and have no one, except me, out of a crowd of over 200 people, criticize him for denying my Constitutional right. This was one week after the Imam at the other local Mosque publicly stated that anyone who criticized the Prophet Muhammad should be punished with death n9. No one, except I and Debbie Schlussel (columnist), in the city of Flint, the State of Michigan, or the USA, criticized the Imam for that statement. I wrote to every legislator locally, at the State Level, and at the Federal Level, and no-one said anything. If that is what this country has come to, that death threats can be blatantly thrown about by one group, then it is a sorry state of affairs. How long will it be until a Pim Fortuyn or a Theo Van Gogh is murdered in the USA[*74] for speaking their opinion about Islam? Especially since I have written op-eds to the Flint Journal, which the Journal published, which did criticize, validly and factually, the Prophet Muhammad. How long before some young Muslim hothead gets it in his head to have a shot at me, with exhortations like those from Imam Abdul-Malik ringing in his head? Or is it better that I cower and let these Islamofascists in Flint take away my US Constitutional rights? And yours?

n9 "Area Muslims offer historical lesson about Muhammad", by George Jaksa -- the Flint Journal, page A3, 20FEB2006

If a Christian Father, Priest, Pastor, or Reverend had said that anyone who criticized Jesus should be punished with death, that person would have been crucified, and justifiably so, in the press. They would have lost their job and been ostracized. Imam Abdul-Malik is still the Imam at the same Mosque, even after CAIR became involved and tried to deny that the whole "death" thing ever happened. Stalin would be proud. We only allow Muslims to get away with this.

If you know enough, you can go to your local US Mosque, have the Imam lie to you for an hour or two, and then read the pamphlets in the back, [*75] knowing that each pamphlet is either an outright lie or omits over one-half of the teachings and/or history of Islam, or the Holy Qur'an, or the fife of Muhammad it is claiming to address.

Every heinous teaching and act and law that exists in the Middle East is being transplanted into Europe and Canada, and many of the same are becoming endemic here in the US.

GM needs to seriously look within itself and review the documentation I have supplied to them. GM can buy its own copies of the Holy Qu'ran, the Hadith by Bukhari and Moslem, and the Sira by Ishaq, as I have stated which translation I have used in each article, and double check the quotes for accuracy. I will be happy to own up to any typos and errors, as I typed each Sura in, longhand, and know that I quoted it and typed it accurately.

The point needs to be emphasized that GM is an American Corporation, not an amoral global corporation in a world with no dangers for the US. As an amoral corporation, if GM had driven every tank from its Grand Blanc Tank Plant, one every ten minutes, directly to Hitler's Wehrmacht, because Hitler was paying a higher price than the US Government was paying, then GM would not have done more [*76] damage to the US in 1944 than what it is doing today by continuing to build vehicles that get horrendously poor mileage that require the US, and the world, to buy oil, pay them money, to try to destroy us from the inside out as well as from the outside in.

The documentation regarding how our great-granddaughters may very well be treated so horridly, as is occurring in Europe now, is in the documentation that GM is so keen to ignore.

The documentation regarding how our great-grandsons may very well be treated is in the documentation that GM is so keen to Ignore.

The grandsons of GM employees, the stockholders of GM, the SEC, and the US in general, on a business trip to Europe or Canada, may ask a young lady they, meet to have a cup of coffee with them. They will then be arrested by the religious police, for it is illegal for a Christian or non-Muslim man to associate with a Muslim woman unless the woman is in the company of a Muslim male relative (husband, brother, father, teen-age son, cousin, etc.) Any GM employee can go to the West Bank or Egypt (not even Saudi Arabia) and try this on for size, and find out how many years of serious jail time await them. Genital Mutilation (female[*77] circumcision) of young Muslim Women has made it to Europe. As the Muslims gain in numbers and power, so will every other custom. This documentation is in Bruce Bawers book, listed in the bibliography, and in the included documentation.

The greater Jihad, the inner struggle, is a very weak Hadith that is denigrated, not accepted as valid, and is essentially unknown in the Middle East and has only become known within the last century in the Western World to fool us into thinking Jihad is anything other than Holy War, for that is all that Jihad is. That is another example of how the "moderates" lie to us to fool us on a continuing and ongoing basis. Jihad, Holy War, almost became the sixth pillar of Islam, after the current five [1- The Testimony of Faith (Shahadah), 2 - Ritual Prayer (Salat), 3 - Obligatory (religious) almsgiving (Zakat), 4 - Fasting (Sawm), and 5 - The Pilgrimage to Mecca (Hajj)].

The Saudi Arabian flag, which was adopted in 1973, states the Shahadah on it above the crossed swords. The Shahadah is "There is no God but Allah, and Muhammad is his Prophet". The swords are to depict how Islam is spread and proselytised. The Islamic Heaven is shaded by crossed swords. [*78]

Osama bin-Ladin has made many statements and several Fatwas. He is always decried as not representing Islam, or perverting the religion, or representing a very small minority of Muslims, or of hijacking the religion. Osama is the single most popular person in the Muslim world, with over 80% stating he is their number one person to look up to. There has not been one refutation of what Osama has said, by anyone. Muslim or otherwise, American Muslim or otherwise, line by line, Qur'anic quote by Qur'anic quote, Hadith by Hadith, Sira by Sira. The reason no one has done so is that to do so would be to deny what is stated in the Holy Qu'ran, Hadith, Sunna, and Sira. To tear Osama apart, line by line, would be to refute the basic documents and tenets of Islam.

The Fatwa against terrorism issued by American Muslims, which you can read about extensively on the CD Islam-Beliefs and Impact, is a highly suspect document. At best, it only decries any violence against "innocent" Muslims by the terrorists.

The history of Islam is to conquer some non-Islamic lands, bleed the non-Islamic population dry of ideas and wealth, until, eventually, they will convert to Islam to get out from underneath[*79] the yoke and threat of beheading. Then the economy will go backwards until some new lands are conquered and the non-Muslims are bled of wealth and ideas again. During the last 350 years Islam had retrenched into irrelevance until, with the help of oil money and ignorance, they were invited into Europe and North America. Now, demographically, at first, they will take over, bleed the non-Muslim population that remains dry, use up their wealth and weapons and ideas until they run out, and then conquer some other land. GM won't sell many vehicles to a Europe with an average income of around $1,500, or a Canada of around $2,000.

On 9/11 Muslim-American citizens in the junior high and high schools in Dearborn, Michigan, and in Northern Virginia pumped their fists into the air, high-fived each other, and strutted around stating what a glorious day it was. If this is what fully assimilated Muslims are like, then what are the ones like that go to the Maddrasses where only Muslims go, such as the New Horizons School in California, or the Maddrassa in Flint, where teaching that the Jews caused 9/11 is standard fare?

Does GM want to lose its European and Canadian businesses? Does GM want [*80]to lose first its customer base, and then its work force, as they all move away or die, and the Muslims that replace them will have no money and no skills. Europeans are now starting to move away from those areas with high concentrations of Muslims. The best outcome for Europe is Bosnia-Herzegovina. The probable outcome is Lebanon or Syria.

Does GM want the sons and grandsons of its European employees to be bullied, harassed, and demeaned on a continuous and ongoing basis throughout their lives? Malmo, Sweden's third largest city, is about 40% Muslim. The school system is 95% Muslim. Everyone else has moved their kids to other schools to avoid the harassment, or bullying, that was somewhat different depending upon sex, of all kinds that was being laid upon their kids constantly.

Does GM want the great granddaughters of its US employees, stockholders, the SEC, and all US non-Muslim Citizens to be denigrated as described above? Does GM want the great grandsons of its US Employees, stockholder, the SEC, and all US non-Muslim Citizens to be denigrated as described above?

The above actions won't happen to everyone, but they will happen to far too many if this country and the world keep[*81] on as they have for the last six, fifteen, or actually fifty-one years.

If we stop buying, oil from these heinous countries today, that does not guarantee that we will not still have enormous problems. However, the longer we support the funding of the teaching of hatred, the greater the problems will be, and the harder it will be to counteract them, until, one day, It will be too late. It may be too late anyway. It may not matter. But, to give up the fight, to leave the arena, to play the part of Neville Chamberlain, is not acceptable. We are at war in the war of our, our children's, our grandchildren's, and our great-grandchildren's lives. This will affect them far more than us. We need to start them on the winning path, rather than desert the battle and leave the entire war In our children's laps.

To state that we cannot lose this war would be just as foolish as to state that we absolutely will lose this war. Reality is somewhere in the middle, and exactly as to what percentage of probability it is assigned is relatively meaningless. If there is indeed any chance of the US losing this war, then we need to be doing everything we can to ensure that does not happen, and that includes[*82] GM implementing my proposal.

I hope that the SEC is reviewing the information I have provided, and am providing with this rebuttal. Knowledge allows correct decisions to be made. Ignorance is an excuse no person should have on a subject this important.

Once Again, I request that the SEC fine GM the maximum allowable by law if they do not consider my proposal, and if then they do not place it in their proxy material for consideration by all stockholders if they do not adopt it.

Regards,

Fredrick P. Wilson

ATTACHMENT

ATT: A) Stockholder Proposal for 2008 by F.P. Wilson (SEC only, previously supplied to GM) — 1 page

B) America Alone -- by Mark Steyn (SEC only, previously supplied to GM)

C) CD book AMERABIA, containing three CDs, AMERABIA, ISLAM -- BELIEFS AND IMPACT and ISLAM UNDRESSED by Vernon Richard (SEC only, previously supplied to GM)

D and E, hard copies of ATT C, supplied to GM, currently unavailable to the SEC except through the copy already supplied.

F) Letter to GM (Ms. Larin) dated 21JAN2007 to more fully explain the reason for my proposal and to provide the documentation to support my proposal.

G) Letter to SEC from GM (Ms. Larin) dated 05FEB2007

H) "Unveiled Woman and "Uncovered Meat" by Robert Spencer, Human Events --

02NOV2006 — 2 pages

ATT. F

February 23, 2008

Fredrick P. Wilson
1305 Rollins St.
Grand Blanc, MI 48439
PH: (810) 694-6628
Cell: (810) 423-4957
E-mail: Shinano01@aol.com

The Honorable Sue Myrick
U.S. Congresswoman for the 9th District of North Carolina
6525 Morrison Boulevard, Suite 402
Charlotte, NC 28211
Phone: (704) 362-1060
Fax: (704) 367-0852

RE: The United States of America has an incredible probability of becoming an Islamofascist Hellhole like Lebanon, in whole or in part, on or before 2100.

The Honorable Sue Myrick:

It was a great pleasure to listen to your brief comments at the David Horowitz Islamofascism Awareness Week II event after CPAC, last February 9, in the Blue Room at the Omni Shoreham. I cannot tell you how relieved, and heartened, I am that some members of the US Congress are aware of the threat that we face from this global recrudescence of Islam.

During the event, I asked you a question regarding America's car companies, how I had documented to them that we very well may lose this war, and why they continued to refuse to understand how important it was to stop funding our own demise by supporting the funding of these radicals in the Middle East.

After the event I was one of the gentlepeople to speak with you, actually I think I was third. I did give you my business card, a copy of which is attached. I mentioned to you that I had a breakfast meeting with Congressman Mike Rogers (R-MI) in early December, at which I had provided him with the documentation to substantiate my belief that we can lose this war, and at which I urged him to join your Anti-Islamofascism caucus. He declined at that time, but, as you attested, he did join in late January or early February, so I and the material I provided to him must have had some impact upon him.

I am a member of the Chairman's Advisory Board, after being a member of the Presidents Club for several years: I mention that as part of my bona fides as a longtime Republican. My goal in life is to work within the Republican party, as well as with everyone else I can, to convince everyone that we can lose this war and to convince everyone of some things that we need to do, and the sooner the better. There is a letter attached that I sent to my Congressman, Dale Kildee (D-MI), and I did send similar letters to my Senators, Levin (D-MI) and Stabenow (D-MI), as part of my request to meet with them, similar to my meeting with Mike Rogers. After discussions with their staff, none of them had any interest in meeting with me, which leads me to believe that working with my Republican party is my best opportunity.

Attached is a set of the documentation that I supplied to Congressman Mike Rogers at the breakfast meeting, as well as to Ford, GM, and Visteon.

I hope you will consider the documentation. There are over 2500 pages of documentation included, some authored by me, much by others. This is my best summation of the approximately 7,000 hours I have spent studying Islam since 9/11, which was my epiphany. This includes the over 150 books I have read, as listed in the bibliography in the Amerabia book and CD. You can ask my wife for verification: I stopped fixing the house, hot-rodding cars, any and all of my other hobbies and interests, except sleep, work, and eating, to concentrate on Islam. I am comfortable with my scholarship. I am happy to have anyone, including you, disagree with me, but please disagree with me at the detail level. Note which paragraphs, sentences, phrases, etc. you disagree with, and provide the documentation to substantiate your belief. I will happily consider them, and, if sufficient, I have no problem with having my mind changed.

As a stockholder with General Motors and Ford, I have been trying for the last three years to convince them of the necessity to act with a purpose. Included in the attached information is my latest letter to Ford, dated 24JAN2008, which they have rejected, and last years last letter to GM, dated 04MAR2007, which they also rejected, which are examples of my feeble attempts to argue from the ideological standpoint with corporate lawyers. Please peruse them, glancing over the attempts at legal arguments, and concentrating on what is stated about Islam. I would like you to ask not only Ford and GM, but also Chrysler, which is a private company that I cannot affect, as well as the European, Japanese, etc manufacturers and/or industry lobbying groups to appear before your caucus. It would be appropriate to discuss the dangers of radical Islam with them and the importance of ceasing to fund these IslamoNazis in the Middle East, or even their allies Russia and Venezuela. In the attached is a list of the lobbying groups for the auto companies, but having both Bill Ford and Richard Wagoner also appear in front of your caucus would, I believe, be entirely desirable.

Included in the attached documentation is the book *Energy Victory* by Robert Zubrin. He argues cogently for the need to stop funding our enemies, and to do it primarily through substituting alcohol, ethanol and methanol, for petroleum. I think his book puts forward the best arguments I have read for what the path for our energy independence from oil should be. I do believe that we should stress methanol, wood alcohol, more than ethanol, grain alcohol, as methanol is a proven substance that can be made from coal, waste crops, or many other items at a competitive price today. We are in the war of our lives, that of our children, grandchildren and their progeny forever. We cannot wait for "market forces" to determine our energy policy, which is one of my great disappointments with VP Cheney and President Bush, or for the Congressional bill mandating a CAFÉ of 35 MPG by 2020, which is far too little far too late.

There are many other things that need to start occurring. Knowledge is the most important. At the end of the Amerabia book and also the Amerabia CD is a 20 page recommendation list of items to do. I certainly don't have all of the answers, but I do hope you will consider the actions I recommend. Some of them may be un-Constitutional. If we are not very careful, we may not have a Constitution resembling the one we currently have well before the end of this century. As Sharia law is incompatible with our Constitution, can our Constitution bend, or must it shatter first? Richard A. Posner, Federal Appeals Court judge in Chicago, argues that we had better bend it before it does shatter in his book *Not A Suicide Pact*. I think I could cogently debate with Judge Posner that our Constitution may very well be a suicide pact, and that his book barely begins to explore the incredible danger we, and the USA, are in.

When we speak of peaceful Muslims, like Tawfik Hamid (two compelling articles by him are attached), or peaceful apostates, like Ayeen Hirsi Ali, Nonie Darwish, and Wafa Sultan, we address them by name. When active Hezbollah supporters rally in support of eradicating Israel in the summer of 2006, 3,000 attend the rally and 5,000 march in Dearborn, MI. We had 250 people at the Anti-Terrorism Symposium in Dallas on Feburary 1 and 2, 2008, but when CAIR has a symposium on Islamophobia, 4 to 5,000 show up. Dr. Gaffney in his DVDs that PBS funded but wouldn't show, touts the peaceful Muslims in them. They deserve our support, but there are only ten or so of them. I don't believe there really are enough peaceful Muslims that will stand up against the radicals to make a difference. I would love to be proven wrong.

The hardcopy three ring binder-books are duplicates of two of the CD books in the three CD set. I do not have the third CD, *Islam Undressed*, by Vernon Richards, in hard copy, but several articles from that CD are included, hard copy, in the book *Amerabia*. Some folks like to read documents rather than computer screens. Please feel free to print out any documents from the CDs as you so desire. I do have complete permissions to use for free distribution, as long as everything is quoted properly and properly attributed. The documents do not have to be read in any particular order. I know this is a lot more than Coughlin's 300 page document that you recommended, but to make the assertion that I make without anything to back it up would be the height of folly. I am sure some of this documentation is old hat to you, but some will be new, and the articles I have written are mostly to cover subjects that I couldn't find any articles from anyone else that covered the material properly.

As I stated to you, I am now a retired automotive engineer with almost 35 years in the Auto Industry, (twenty-nine for GM). I would be happy to assist you and your caucus in any way that you desired. I hope you will share this documentation with the caucus, for I believe everyone should know that we have a tremendous opportunity to lose this war: our great-grandchildren will never forgive us for the world we will bequeath to them.

Please feel free to contact me at your convenience if you have any questions or concerns.

I am at your service.

Regards,



Fredrick P. Wilson

ATT:

(If any of the books or DVDs are duplicates to you, please pass them out to other Representatives and/or any one else you so desire that needs the knowledge)

A) *America Alone – The End of the World As We Know It* – by Mark Steyn
B) *Infidel* by Ayaan Hirsi Ali (All of this material is readily available from bookstores and online retailers).
C) *Energy Victory – Winning the War on Terrorism by Breaking Free of Oil* – by Robert Zubrin
D) Three-ring binder book *AMERABIA* – edited by F.P. Wilson
E) Three ring binder book ISLAM – BELIEFS AND IMPACT – edited by F.P. Wilson
F) CD book AMERABIA, containing three CDs, AMERABIA, ISLAM – BELIEFS AND IMPACT and ISLAM UNDRESSED by Vernon Richards
G) DVD "Obsession" – from www.obsessionthemovie.com
Running time – approximately 1 hour
H) DVD "Islam: What the West Needs to Know"
from Quixotic Media, LLC – running time approximately 98 minutes
I) "AMERABIA" by F. P. Wilson (This article is the basis of the letter to the SEC in Item
J) "Congressional Paul Revere Warns Nation About Islamofascist Threat" by Paul Sperry in Investors Business Daily
K) Stockholder proposal submitted to GM for 2007 (similar proposals submitted for 2008) – by F. P. Wilson
L) Rebuttal to SEC regarding Ford's letter to non-adopt – 24JAN2008 -- by F. P. Wilson
M) Rebuttal to SEC regarding GM's letter to non-adopt – 04MAR2007 – by F. P. Wilson
N) List of Automotive Lobbying Organizations and Automotive Company Contacts – by F. P. Wilson
O) "Sense of Ummah – The Trouble With Islam" – by Tawfik Hamid in Opinion Journal
P) "How to End Islamophobia – The latest survey of American Muslims won't reassure their fellow citizens" by Tawfik Hamid in Opinion Journal
Q) "Arabs vs. Eskimos" from opinion Journal – best of the Web
R) "An American Death Threat: by F. P. Wilson
S) "Flint Islamic Center Open House Visit 2004" by F. P. Wilson
T) "Islam is the Bloodiest Ideology the Earth Has Ever Seen" by F. P. Wilson
U) "Saudi in the Classroom – A fundamental front in the war" by Stanley Kurtz in National Review Online

V) "Iraqi Christians face ultimatum: Leave or die" by James Palmer, Newshouse News Service
W) "Thomas Jefferson's Holy Qur'an" by F. P. Wilson
X) Letter to the Honorable U.S. Congressman Dale E. Kildee by F. P. Wilson
Y) Letter to Tony Dearing of the Flint Journal by F. P. Wilson
Z) "Merry Christmas, Infidel" by Robert spencer in Human Events
AA "Islam vs. Free Speech" by Jed Babbin in Human Events
BB) "A Congressman for Jihad" by Robert Spencer in FPM
CC) "Iran's Fanatical Ayatollahs Will Use Nukes" by F. P. Wilson
DD) "U.S. Intel Possibly Duped by Iran: by Kenneth R. Timmerman in NewsMax
EE) "Hezbollah's Billion Petrodollars" by Walid Phares in Human Events
FF) "Europe's Iran Problem – Problem? What Problem?" – by Daniel Johnson in Weekly Standard
GG) "Iran's Obsession with the Jews – Denying the Holocaust, desiring another one" – by Matthias Kuntzel in Weekly Standard
HH) "Saudi Arabia is hub of World Terror – The desert kingdom supplies the cash and the killers" by Nick Fielding and Sarah Baxter in TimesOnline http://www.timesonline.co.uk/tol/news/world/middle_east/article2801017.ece (My apologies, the URL is not listed on the document.)
II) "Rumsfeld's Latest Firestorm" by Robert spencer in Human Events
JJ) "Dems Speak No Evil of Islamic Jihad" Investors Business Daily
KK) "Unveiled Women and 'Uncovered Meat'"
LL) "The First American Honor Killing?" by F. P. Wilson
MM) "Immigrants 'honor killing' of daughter sparks debate" by Julian Isherwood, in the Chicago Sun-Times
NN) "Cultural 'honour killing' brought to Canada" by Jamie Baker in St. John's Telegram
OO) "Canadian Dishonor Murder" by Robert Spencer in FPM
PP) "American Honor Killing in Texas by Robert Spencer in Jihad Watch
QQ) "Polygamy law set for challenge" by Zubeida Malik in BBC
RR) "Polygany In the Bronx" by Michael Wilson in the New York Times
SS) "'Big Love'? HBO Skips True Polygamy in Islamic U.S." by Debbie Schlussel on her website
TT) "What to Expect When You're Expecting a Co-Wife – Why American Muslims Don't care to legalize Polygamy" by Andrea Useem in slate.com
UU) "Their No-State Solution" – by Mark Steyn in National Review
VV) "Life Is Not a Bumper Sticker" – by Mark Steyn in National Review
WW) "The Apocalyptic Jackpot" – by Mark Steyn in National Review
XX) "Tea for Terrorists" – by Mark Steyn in National Review
YY) "Islamic Supremacism in Britain" – by Robert Spencer at JihadWatch
ZZ) "Reading and Writing and Ramadan – The Muslim Council of Britain's plan for 'sensitizing' the schools" – by Irfan al-Alawi & Stephen Schwartz in Weekly Standard
AAA) "Al-Qaida warns Muslims: Time to get out of U.S. – Afghan terror commander hints at big attack on N.Y., Washington by WorldNetDaily
BBB) "Symposium: Al-Qaeda's Nukes" by Jamie Glazov in FPM

ATT. G

List of Automotive Lobbying Organizations and Automotive Company Contacts

Alliance of Automobile Manufacturers
Dave McCurdy – President and CEO
Washington (DC) Office (Headquarters)
1401 Eye Street, N.W. Suite 900
Washington, DC 20005
Tel: (202) 326-5500
Fax: (202) 326-5598

BMW, Chrysler, Ford, GM, Mazda, Mercedes Benz, Mitsubishi, Porsche, Toyota, Volkswagen

Association of International Automobile Manufacturers, Inc.
Mike Stanton, President and CEO
2111 Wilson Boulevard
Suite 1150
Arlington, VA 22201
USA
Tel: (703) 525-7788
Fax:: (703) 525-8817

Aston Martin, Ferrari, Maserati, Honda, Hyundai, Isuzu, Kia, Mitsubishi, Nissan, Peugeot, Renault, Subaru, Suzuki, Toyota – Afiliates: DELPHI, Denso, Bosch, JAMA (Japanese Automobile Manufacturers Association), Advics, Ltd.

(MS Larin is the Corporate Lawyer whom I correspond with regarding Stockholder Proposals – I have briefly met Mr. Wagoner)
Ms. Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation Legal Staff
General Motors Corporation
MailCode 482-C38-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000
PH: (313) 665-4927
Fax: (313) 665-4979

Mr. G. Richard Wagoner, Jr.
Chairman and CEO General Motors Corporation
Board of Directors

General Motors Corporation
300 Renaissance Center, P.O. Box 300
Detroit, MI 48265-3000

(Mr. Sherry is the Corporate Lawyer whom I correspond with regarding Stockholder Proposals – He sits at Bill Fords left side during stockholder meetings – I met Alan Mullally, Fords new CEO, last year: he thanked me for speaking about radical Islam, and I urged him to read the material supplied to him, which is the same to that which I am supplying you.)
Office of the Secretary
Mr. Peter J. Sherry, Jr.
Secretary
Ford Motor Company
One American Road
Room 1134 WHQ
Dearborn, MI 48126
PH: (313) 323-2130
Fax: (313) 248-8713
E-mail: psherry@ford.com

Mr. William Clay Ford, Jr.
Chairman Ford Motor Company
Board of Directors
Ford Motor company
P.O. Box 685
Dearborn, MI 48126-0685
USA

(Mr. Ziparro is the Corporate Lawyer whom I correspond with regarding Stockholder Proposals – I have briefly met both the Chairman, Michael Johnston, and the General Counsel, John Donofrio)
Mr. Peter M. Ziparro
Assistant General Counsel, Chief Counsel's Office, Visteon Corporation
Corporate Officer, Visteon Corporation
Visteon Corporation
One Village Center Drive,
Van Buren Township, MI 48111
PH: (734) 710-5266
Fax: (734) 736-5560
E-mail: pziparo@visteon.com

Mr. Michael F. Johnston
Chairman of the Board and CEO, Visteon Corporation
Board of Directors, Visteon Corporation
Visteon Corporation

Mr. John Donofrio
Sr. VP and General Counsel, Visteon Corporation
Corporate Officer, Visteon Corporation
Visteon Corporation

F.P.Wilson
19FEB2008

WINNING THE WAR ON TERROR
BY BREAKING FREE OF OIL

ATT. H


ENERGY
VICTORY

ROBERT ZUBRIN

"Americans are buying ammunition for their enemies every time they buy gas. Energy security is the way out of this dilemma and Dr. Zubrin has a plan to achieve it."

—**CLIFFORD D. MAY**
Syndicated columnist and
president of the Foundation for the Defense of Democracies

"Robert Zubrin pulls no punches and moves effortlessly from a fascinating oil-centered take on WW II to making the mathematics of oil alternatives intelligible to lay readers. Oil and hydrogen take huge hits and alcohol fuels win big. Don't miss this one."

—**JAMES WOOLSEY**
Former director of the Central Intelligence Agency

"To win the war on terror, we need to remove the yoke of our oil dependence and cut the flow of petrodollars to regimes that spread radical Islam. Energy Victory is a bold, yet realistic plan to do just that. It is a vitally important book about the most critical issue we face today."

—**DR. GAL LUFT**
Executive director of the Institute for the Analysis of Global Security

"In Energy Victory, Zubrin supplies a forceful plan to finally break oil's global stranglehold and seriously address world development. This is something we've really needed for some time. Washington should sit up and take notice."

—**JAMES P. CLARK**
Chairman of the World Technology Network

"Americans are finally becoming aware that energy isn't just an economic or environmental issue; it's a grave national security issue. It's long past time to stop bankrolling terrorism by transferring billions of dollars to unstable and corrupt regimes that just happen to be sitting on top of most of the world's petroleum. Energy Victory is an important, timely contribution to the debate over breaking the oil habit and achieving energy security."

—**GEORGE WEIGEL**
Senior fellow at the Ethics and Public Policy Center and
the author of *Witness to Hope*

"Bob Zubrin is one of the smartest people I know. In Energy Victory, he lays out a compelling case for the importance, and practicality, of winning the war on terror by making oil obsolete."

—**GLENN REYNOLDS**
Columnist for Instapundit.com and
Beauchamp Brogan Distinguished Professor of Law, University of Tennessee

ISBN 978-1-59102-591-7


99000
9 781591 025917



Prometheus Books
59 John Glenn Drive • Amherst, New York 14228-2119
www.prometheusbooks.com

The Elephant in the Room: Reducing U.S. Oil Appetite

This is one cause that could be helped by smart mandates and taxing.

Free heating oil for the poor!

That's what Joe Kennedy II has been peddling on TV recently. Sounds great, right? What's not to like about free? Of course, the devil's always in the details when it comes to "free," and this time the devil is more than a metaphor. This heating oil to our poor neighborhoods is flowing from Venezuelan President Hugo Chávez, whose poor are poorer and greater in number, percentage-wise.

The same Fidel Castro disciple who traveled to the United Nations to call our president the devil. The same dictator who along with radical Iranian President Mahmoud Ahmadinejad has created a $2 billion fund to sow anti-United States seeds throughout Central and South America. And the thug who is working with the narco-terrorists in Colombia to take out our democratically elected ally.

Offers of free heating oil from his kind aren't as heart- or home-warming as they sound.

It's hard to blame low-income Americans for trying to find help heating their homes. Some recipients have even been recruited for free trips to Venezuela to learn about the virtues of the socialist revolution there and are being encouraged to spread them back here. As for Teddy Kennedy's nephew Joe, he has obviously been recruited, but I don't think he's shilling for Chávez to keep the Hyannisport mansion warm.

Joe's pitch to the poor fails to mention the production limits Chávez and his pals at the Organization of the Petroleum Exporting Countries cartel, or OPEC, use to keep prices artificially high. I guess when Chávez and Ahmadinejad say they are willing to use oil as a weapon to destroy the Great Satan, this is part of what they had in mind.

Sadly, our energy policy is providing ammunition for their weapons.

It's been two years since President Bush admitted we are "addicted to oil." This expensive addiction has taken a toll on our economy while funding major sponsors of the jihadis and other terrorists that seek to harm us.

We have been told the only way to break this addiction is to reduce consumption, as in the recently passed mandate to increase fuel efficiency. I am all for conservation and improving fuel economy, as with hybrid cars, but even if everyone drove a hybrid it would just slow the rate of growth in our consumption of oil. Those savings will be more than offset by our reduction in national oil production because we are unwilling to drill in Alaska and offshore. In other words, the Middle East, Russia and Venezuela have us over a barrel.

I suggest that in the short term, we dig our way out of this problem. The United States is the "Saudi Arabia of coal," and Pennsylvania is sitting on hundreds of years of this affordable and accessible resource, which, with innovative technologies - spearheaded by Pennsylvanians - we can use cleanly and right away.

Pennsylvania coal already generates most of the electricity in this state. The industry is in the process of doing it more cleanly through clean-coal technologies, such as gasification of coal into methanol, a form of alcohol that can be burned in internal combustion engines directly or used to manufacture synthetic gasoline and chemicals. These technologies can lead to a whole host of new clean uses that can help us reduce oil imports.

Just two hours up the road from Philadelphia, the nation's first coal-to-gas-to-diesel facility may soon be developed in Schuylkill County; word was expected today on a U.S. Department of Energy loan of $100 million to help enable construction. This fuel, which is currently being used in another coal-rich country, South Africa, can be used to power jets, heat your home, and run diesel engines.

Across Pennsylvania, farmers are also digging and planting corn and other crops that will be turned into ethanol that can replace gasoline in our cars. Most cars in America can't run on ethanol, however, so who is going to install ethanol pumps at the gas station without the cars to run on it? At this point I would say to all of my hard-core conservative friends: Hold on to your hats.

What we need is a government mandate! We need to mandate that all cars sold in the United States, starting with the 2010 model year, be "flex-fuel vehicles" - that is, they should be able to run on a blend that is 85 percent ethanol and 15 percent gasoline (the so-called E85 blend), or even a coal-derived methanol/gas mixture. This mandate would cost a fraction of the new fuel economy standard with the added benefit of saving barrels more oil.

What would Chávez and company do in response? Jack up production to kill this industry off before it gets off the ground. So - hold on again, conservatives - let's put a temporary tax trigger on imported oil if the price hits $50 per barrel. Anyone think it will go that low without this idea?

Finally, Congress should immediately repeal the protectionist $26 per barrel tax on imported ethanol. So while we may have a tax increase if oil prices drop, we offset that with an immediate tax cut on ethanol. That's a net win for taxpayers and our energy security. Ethanol will begin to flow into this country from poor third-world countries that don't have oil or much in the way of terrorists. U.S. popularity would soar in the third world and help the poor of those countries as well as ours. I wonder if Joe would do an ad on that?

This article was written by Rick Santorum at the Philadelphia Inquirer.


ATT. J

"Ayaan Hirsi Ali is one of Europe's most controversial political figures and a target for terrorists. A notably enigmatic personality whose fierce criticisms of Islam have made her a darling of ...conservatives...and...popular with leftists...Soft-spoken but passionate."

—*The Boston Globe*

INFIDEL

AYAAN HIRSI ALI

AUTOBIOGRAPHY

PRAISE FOR *INFIDEL*

"A brave and elegant figure . . . an honest woman . . . No one who reads her [memoirs] will doubt the self-questioning and the rigorous honesty of her mind. Perhaps, as in Voltaire's short story 'L'Ingenu,' it is that too much honesty is sometimes unpalatable, even if it is couched in civil terms . . . She has an open mind that has released itself from the old straitjacketed frame of reference of Right and Left; she is instinctively, deeply antiauthoritarian and she is unlikely to stick to straight ideological lines. She will go on asking difficult questions."

—**Isabella Thomas, *The Observer***

PRAISE FOR *THE CAGED VIRGIN* AND AYAAN HIRSI ALI

"This is an immensely important book—passionate, challenging, and necessary. It should be read as widely as possible because it tells the truth—the unvarnished, uncomfortable truth."

—**Salman Rushdie, author of *The Satanic Verses***

"*The Caged Virgin* is a moving testament to the power of reason and should be read by everyone who values freedom of expression higher than religious censorship."

—***The Observer***

"Hirsi Ali is one of the braver, saner voices vying for our attention in a time when neither side is thinking clearly."

—***Newsday***

"At certain moments in cultural history a particular book or pamphlet—think of Tom Paine's Common Sense—catches fire by taking a spark already burning in people's hearts and minds and setting it ablaze on the printed page. *The Caged Virgin* is such a book. We live in such a moment."

—***Herald News* (Passaic County, NJ)**

"Famous for her criticism of Islamic fundamentalism and has the word 'controversial' glued to her . . . She is painfully honest . . . grasps the simplistic and closed workings of the fundamentalist mind, and she sees through the cynical use of religion in politics . . . Having passed through religious conformism, Hirsi Ali now appreciates the virtues of nonconformity and dissent."

—***New York Post***

"Slim, black, beautiful, and stylish . . . with a princess's sense of self . . . The second coming of Spinoza, Hirsi Ali may be the boldest rationalist rebel . . . since that 17th-century philosopher . . . [In] *The Caged Virgin*—a crisp, very clear indictment of Islamic misogyny mixed with autobiographical scenes and reflections about her own liberation . . . the lady pulls no punches."

—***The Philadelphia Inquirer***

0207

ISBN-13: 978-0-7432-8968-9
ISBN-10: 0-7432-8968-4


9 780743 289689


52600

ATT. K

SENSE OF UMMAH

The Trouble With Islam

Sadly, mainstream Muslim teaching accepts and promotes violence.

BY TAWFIK HAMID Opinion Journal 04APR07

Not many years ago the brilliant Orientalist, Bernard Lewis, published a short history of the Islamic world's decline, entitled "What Went Wrong?" Astonishingly, there was, among many Western "progressives," a vocal dislike for the title. It is a false premise, these critics protested. They ignored Mr. Lewis's implicit statement that things have been, or could be, right.

But indeed, there is much that is clearly wrong with the Islamic world. Women are stoned to death and undergo clitorectomies. Gays hang from the gallows under the approving eyes of the proponents of Shariah, the legal code of Islam. Sunni and Shia massacre each other daily in Iraq. Palestinian mothers teach 3-year-old boys and girls the ideal of martyrdom. One would expect the orthodox Islamic establishment to evade or dismiss these complaints, but less happily, the non-Muslim priests of enlightenment in the West have come, actively and passively, to the Islamists' defense.

These "progressives" frequently cite the need to examine "root causes." In this they are correct: Terrorism is only the manifestation of a disease and not the disease itself. But the root-causes are quite different from what they think. As a former member of Jemaah Islamiya, a group led by al Qaeda's second in command, Ayman al-Zawahiri, I know firsthand that the inhumane teaching in Islamist ideology can transform a young, benevolent mind into that of a terrorist. Without confronting the ideological roots of radical Islam it will be impossible to combat it. While there are many ideological "rootlets" of Islamism, the main tap root has a name--Salafism, or Salafi Islam, a violent, ultra-conservative version of the religion.

It is vital to grasp that traditional and even mainstream Islamic teaching accepts and promotes violence. Shariah, for example, allows apostates to be killed, permits beating women to discipline them, seeks to subjugate non-Muslims to Islam as *dhimmis* and justifies declaring war to do so. It exhorts good Muslims to exterminate the Jews before the "end of days." The near deafening silence of the Muslim majority against these barbaric practices is evidence enough that there is something fundamentally wrong.

The grave predicament we face in the Islamic world is the virtual lack of approved, theologically rigorous interpretations of Islam that clearly challenge the abusive aspects of Shariah. Unlike Salafism, more liberal branches of Islam, such as Sufism, typically do not provide the essential theological base to nullify the cruel proclamations of their Salafist counterparts. And so, for more than 20 years I have been developing and working to establish a theologically-rigorous Islam that teaches peace.



A Shariah official canes an Indonesian woman for "unlawful contact with an unmarried man."

Yet it is ironic and discouraging that many non-Muslim, Western intellectuals--who unceasingly claim to support human rights--have become obstacles to reforming Islam. Political correctness among Westerners obstructs unambiguous criticism of Shariah's inhumanity. They find socioeconomic or political excuses for Islamist terrorism such as poverty, colonialism, discrimination or the existence of Israel. What incentive is there for Muslims to demand reform when Western "progressives" pave the way for Islamist barbarity? Indeed, if the problem is not one of religious beliefs, it leaves one to wonder why Christians who live among Muslims under identical circumstances refrain from contributing to wide-scale, systematic campaigns of terror.

Politicians and scholars in the West have taken up the chant that Islamic extremism is caused by the Arab-Israeli conflict. This analysis cannot convince any rational person that the Islamist murder of over 150,000 innocent people in Algeria--which happened in the last few decades--or their slaying of hundreds of Buddhists in Thailand, or the brutal violence between Sunni and Shia in Iraq could have anything to do with the Arab-Israeli conflict.

Western feminists duly fight in their home countries for equal pay and opportunity, but seemingly ignore, under a façade of cultural relativism, that large numbers of women in the Islamic world live under threat of beating, execution and genital mutilation, or cannot vote, drive cars and dress as they please.

The tendency of many Westerners to restrict themselves to self-criticism further obstructs reformation in Islam. Americans demonstrate against the war in Iraq, yet decline to demonstrate against the terrorists who kidnap innocent people and behead them. Similarly, after the Madrid train bombings, millions of Spanish citizens demonstrated against their separatist organization, ETA. But once the demonstrators realized that Muslims were behind the terror attacks they suspended the demonstrations. This example sent a message to radical Islamists to continue their violent methods.

Western appeasement of their Muslim communities has exacerbated the problem. During the four-month period after the publication of the Muhammad cartoons in a Danish magazine, there were comparatively few violent demonstrations by Muslims. Within a few days of the Danish magazine's formal apology, riots erupted throughout the world. The apology had been perceived by Islamists as weakness and concession.

Worst of all, perhaps, is the anti-Americanism among many Westerners. It is a resentment so strong, so deep-seated, so rooted in personal identity, that it has led many, consciously or unconsciously, to morally support America's enemies.

Progressives need to realize that radical Islam is based on an antiliberal system. They need to awaken to the inhumane policies and practices of Islamists around the world. They need to realize that Islamism spells the death of liberal values. And they must not take for granted the respect for human rights and dignity that we experience in America, and indeed, the West, today.

Well-meaning interfaith dialogues with Muslims have largely been fruitless. Participants must demand--but so far haven't--that Muslim organizations and scholars specifically and unambiguously denounce violent Salafi components in their mosques and in the media. Muslims who do not vocally oppose brutal Shariah decrees should not be considered "moderates."

All of this makes the efforts of Muslim reformers more difficult. When Westerners make politically-correct excuses for Islamism, it actually endangers the lives of reformers and in many cases has the effect of suppressing their voices.

Tolerance does not mean toleration of atrocities under the umbrella of relativism. It is time for all of us in the free world to face the reality of Salafi Islam or the reality of radical Islam will continue to face us.

Dr. Hamid, a onetime member of Jemaah Islamiya, an Islamist terrorist group, is a medical doctor and Muslim reformer living in the West.

How to End 'Islamophobia'

The latest survey of American Muslims won't reassure their fellow citizens.

BY TAWFIK HAMID
Friday, May 25, 2007 12:01 a.m. EDT

Islamic organizations regularly accuse non-Muslims of "Islamophobia," a fear and disdain for everything Islamic. On May 17, this accusation bubbled up again as foreign ministers from the Organization of the Islamic Conference called Islamophobia "the worst form of terrorism." These ministers also warned, according to the Arab News, that this form of discrimination would cause millions of Muslims in Western countries, "many of whom were already underprivileged," to be "further alienated."

In America, perhaps the most conspicuous organization to persistently accuse opponents of Islamophobia is the Council of American Islamic Relations. CAIR has taken up the legal case of the "Flying Imams," the six individuals who were pulled from a US Airways flight in Minneapolis this past November after engaging in suspicious behavior before takeoff. Not long ago, CAIR filed a "John Doe" lawsuit that would have made passengers liable for "malicious" complaints about suspicious Muslim passengers.

In an interview at the time, CAIR spokesman Nihad Awad accused Rep. Peter King (R., N.Y.) of being an "extremist" who "encourages Islamophobia" for pointing out what most people would think is obvious, that such a lawsuit would have a chilling effect on passengers who witnessed alarming activity and wished to report it. We can only assume that Mr. Awad believes flyers should passively remain in a state of fear as they travel and submissively risk their lives. In this case, Congress is acting appropriately and considering passing a law sponsored by Mr. King that would grant passengers immunity from such lawsuits.

It may seem bizarre, but Islamic reformers are not immune to the charge of "Islamophobia" either. For 20 years, I have preached a reformed interpretation of Islam that teaches peace and respects human rights. I have consistently spoken out--with dozens of other Muslim and Arab reformers--against the mistreatment of women, gays and religious minorities in the Islamic world. We have pointed out the violent teachings of Salafism and the imperative of Westerners to protect themselves against it.

Yet according to CAIR's Michigan spokeswoman, Zeinab Chami, I am "the latest weapon in the Islamophobe arsenal." If standing against the violent edicts of Shariah law is "Islamophobic," then I will treat her accusation as a badge of honor.

Muslims must ask what prompts this "phobia" in the first place. When we in the West examine the worldwide atrocities perpetrated daily in the name of Islam, it is vital to question if we--Muslims--should lay the blame on others for Islamophobia or if we should first look hard at ourselves.

According to a recent Pew Global Attitudes survey, "younger Muslims in the U.S. are much more likely than older Muslim Americans to say that suicide bombing in the defense of Islam can be at least sometimes justified." About one out of every four American Muslims under 30 think suicide bombing in defense of Islam is justified in at least some circumstances. Twenty-eight percent believe that Muslims did not carry out the 9/11 attacks and 32% declined to answer that question.

While the survey has been represented in the media as proof of moderation among American Muslims, the actual results should yield the opposite conclusion. If, as the Pew study estimates, there are 2.35 million Muslims in America, that means there are a substantial number of people in the U.S. who think suicide bombing is sometimes justified. Similarly, if 5% of American Muslims support al Qaeda, that's more than 100,000 people.

To bring an end to Islamophobia, we must employ a holistic approach that treats the core of the disease. It will not suffice to merely suppress the symptoms. It is imperative to adopt new Islamic teachings that do not allow killing apostates (Redda Law). Islamic authorities must provide mainstream Islamic books that forbid polygamy and beating women. Accepted Islamic doctrine should take a strong stand against slavery and the raping of female war prisoners, as happens in Darfur under the explicit canons of Shariah ("Ma Malakat Aimanikum"). Muslims should teach, everywhere and universally, that a woman's testimony in court counts as much as a man's, that women should not be punished if they marry whom they please or dress as they wish.

We Muslims should publicly show our strong disapproval for the growing number of attacks by Muslims against other faiths and against other Muslims. Let us not even dwell on 9/11, Madrid, London, Bali and countless other scenes of carnage. It has been estimated that of the two million refugees fleeing Islamic terror in Iraq, 40% are Christian, and many of them seek a haven in Lebanon, where the Christian population itself has declined by 60%. Even in Turkey, Islamists recently found it necessary to slit the throats of three Christians for publishing Bibles.

Of course, Islamist attacks are not limited to Christians and Jews. Why do we hear no Muslim condemnation of the ongoing slaughter of Buddhists in Thailand by Islamic groups? Why was there silence over the Mumbai train bombings which took the lives of over 200 Hindus in 2006? We must not forget that innocent Muslims, too, are suffering. Indeed, the most common murderers of Muslims are, and have always been, other Muslims. Where is the Muslim outcry over the Sunni-Shiite violence in Iraq?

Islamophobia could end when masses of Muslims demonstrate in the streets against videos displaying innocent people being beheaded with the same vigor we employ against airlines, Israel and cartoons of Muhammad. It might cease when Muslims unambiguously and publicly insist that Shariah law should have no binding legal status in free, democratic societies.

It is well past time that Muslims cease using the charge of "Islamophobia" as a tool to intimidate and blackmail those who speak up against suspicious passengers and against those who rightly criticize current Islamic practices and preachings. Instead,

Muslims must engage in honest and humble introspection. Muslims should--must--develop strategies to rescue our religion by combating the tyranny of Salafi Islam and its dreadful consequences. Among more important outcomes, this will also put an end to so-called Islamophobia.

Dr. Hamid, a onetime member of Jemaah Islamiya, an Islamist terrorist group, is a medical doctor and Muslim reformer living in the West.

Arabs vs. Eskimos

Opinion Journal – Best of the Web 03JUL2007

The pseudonymous blogger "Baron Bodissey" translates a Norwegian story of violence in Denmark:

> Because Greenlanders have repeatedly been attacked by Arab and Somali immigrants in the city of Århus, Danish authorities have started an information campaign in local schools and a slide show showing photos from Greenland with comments in Arabic. Greenlanders have been subject to rock throwing, harassment and assaults by Arabs.
>
> Residents in the district of Gellerup stay in their flats for most of the day because they fear to go outside. "It baffles me that parents don't react to this. I complained to a mother in my apartment building after her son had assaulted me, but she slammed the door shut in my face," says Naasunnguaq, who uses the Inuit word for flower as a nickname because she wants to remain anonymous. She has lived in the neighborhood for 16 years. According to Lars, also from Greenland, Arabs have racist views of Greenlanders: "They cannot understand why we should be allowed to live in Denmark. Even if we try to explain that we are Danes and get [Danish] citizenship by birth, they don't understand it," he says. . . .
>
> Their football matches and events during Greenland's National Day have also been interrupted by rock throwing. A large number of security guards had to be employed to keep the attackers at bay. According to the chairman of the Multicultural Association in Gellerup, Rabhi Azad-Ahmad, the attacks are caused by ignorance and prejudice, and because young Arabs and Somalis are looking for easy targets to assault in order to send a message of strength to other groups. Several of the Greenlanders have problems with finding a place to live in other parts of the town, but the Århus municipality will try to accommodate those wishing to move to other apartments in order to escape the racist violence.

Anyone want to explain this away in terms of the Danish presence in Iraq or Israel's "occupation" of the disputed territories?

An American Death Threat

"We think the consequence for doing so is physical death" said Hanafi Adbul Malik, Imam at the Muslim House in Flint Michigan.

George Jaksa, Flint Journal Reporter, reviewed his notes, and restated to Adbul Malik what he had said: "Muslims respect God and all his prophets; we would not bring harm to any of them. For anyone to defile any of them as has been done to the prophet Muhammad is blasphemy," he said. "We think the consequence for doing so is physical death".

Adbul Malik and George Jaksa discussed the above quote, and Imam Hanafi Adbul Malik confirmed that what he said was what he said and that he meant to say it.

In the late fall and winter of 2005-2006, the furor in the Islamist world over the publication of some cartoons of the Prophet Muhammad by a Danish newspaper had reached a fever pitch, with the fires lit by a few radical Islamists who took the cartoons to Egypt and the Middle East and enlisted the help of the radical Imams there. The cartoons had been printed in early fall, 2005, had made the rounds of the worlds news organizations once, and then died as a newsworthy item after a couple of weeks, with no violence and very few threats outside of Denmark, until those radicals took them to the Middle East specifically to stir up trouble later that fall.

In preparation for the "Who is the Prophet" campaign being put on by CAIR (the Council on American-Islamic Relations), the premier Islamist Wahhabi front group in America, in response to the cartoon inflammation, George Jaksa from the Flint Journal interviewed Genesee Counties local Imams, including Imam Hanafi Adbul-Malik of Muslim House, at 804 King Street, just north of downtown Flint. This interview was for an article published 20FEB2006, titled "Area Muslims offer history lesson about Muhammad". The quotes in the first two paragraphs are from that article, and some additional information is from a conversation Mr. Jaksa and I had in subsequent E-mails the following week.

I, Fredrick P. Wilson, raised my hand and was called upon as one of the early questioners during the Q&A session following the address by the Islamic Scholars at the "Who is the Prophet" program at the Flint Islamic Center the following Sunday, 26FEB2006, which commenced at 1:00 PM.

My question was: "The United States has a First Amendment as part of its Constitution that guarantees the right of free speech. Patriots such as Patrick Henry said "Give me liberty or give me death", in part supporting that freedom of speech. "*I disapprove of what you say, but I will defend to the death your right to say it*" was purportedly said by Voltaire, but it is the belief espoused by our First Amendment. The blood of hundreds of thousand of American Patriots has been spilt to defend this right in the wars over the history of the USA.

"Even though I have basically disagreed with everything you have said about Islam and the Prophet Muhammad today, I would support your right to say it unto death. Given that if I was to speak, I would disagree with you and what you said, would you defend unto death my right to speak in such a manner?"

Abed Khirfan, Managing Director of the Islamic Center, responded saying "No. No, we would not approve of that. We would not condone any threats of violence, but we do not believe that you should criticize the Prophet. We would rather teach you about the Prophet, as we are doing today. We would rather educate everyone about the Prophet."

A couple of people into the questions, a gentleman was called on that said he represented Imam Adbul-Malik, who could not be there due to a scheduling conflict. The gentleman stated that George Jaksa had misunderstood what Imam Hanafi Adbul-Malik had stated, and that Adbul-Malik had really only said that physical death was the punishment for blasphemy many centuries ago, and that he really meant that no-one should blaspheme any prophet from any religion.

I found it interesting that the gentleman that represented Adbul-Malik, who is a black American and Imam of a very run down Mosque in the worst part of Flint, was an Arab-American, with a significant accent. He was somewhat difficult to understand, and I could not understand what he said his name was. Was he from CAIR Michigan?

I E-mailed George Jaksa regarding what the gentleman had stated, and offered to support him if he wanted to file a slander lawsuit, which Mr. Jaksa stated he did not want to do at that time.

Mr Jaksa also stated that he did not hear from Adbul-Malik after the article was printed in the Journal until after the Michigan head of CAIR, the Council on American-Islamic Relations, had contacted him, to try to convince him that he had misunderstood Adbul-Malik. Shortly after that, Adbul-Malik called Mr. Jaksa to tell him he was quoting a statement from a very old document. This directly contradicted the specific conversation Mr. Jaksa had had with Adbul-Malik after the "physical death" statement to confirm that is what Adbul-Malik had said and believed, which Adbul-Malik did confirm. "Anyway, The Muslim House where Adbul-Malik is the chief teacher is going to have a program on March 12, according to Adbul-Malik. At that time Adbul-Malik said he will include a clarification. So I am waiting but I have no reason to write a clarification until that time, if then. Stand by." Wrote Mr. Jaksa.

The Muslim House did not have a program on March 12, and Adbul-Malik never wrote or otherwise publicly noted a clarification, so nothing more transpired.

I E-mailed everyone from President Bush, VP Cheney, my Senators and Congressman, my State Senator and Congressman, the Governor of Michigan, the Attorney Generals of the USA, MI, and Flint, my newspaper editor, down to the mayor of Flint and the local FBI and police on the day after the article in the Flint Journal was printed. Nobody replied to me in any fashion, and nobody denounced Adbul-Malik for making a blaring and open plea for someone to kill anyone who criticized the Prophet Muhammad (ala the Prophet Muhammad and how the Prophet had put out his calls to have people who displeased him assassinated).

Why did no one, absolutely no one at the federal, state, or local level, publicly condemn Adbul Malik?

I had not had anything printed in the Your Views section of the Flint Journal for a while, and nothing that specifically criticized the Prophet, but I had had letters printed that were less than complimentary to Islam and Muslims, and many letters to write, and some of them would be critical of the Prophet – some of them were printed. I consider what Adbul-Malik said in everything I have written and write, and that is a very chilling impact upon my freedom of speech.

It is unknown whether CAIR called Imam Adbul Malik before CAIR called George Jaksa. Why would they call Mr Jaksa, trying to convince him that he was wrong in his quote and had misunderstood Adbul Malik unless they had previously spoken with Adbul Malik? Adbul Malik could have told them the truth about what he said in his conversation with George Jaksa, and then CAIR could have publicly chastised him. That did not happen. When Adbul Malik called Mr. Jackson, why did he try to convince him of something other than what was actually said and that they had mutually discussed? Why did this gentleman, from CAIR perhaps, foister this same false version, in public, of what Imam Malik and Mr. Jaksa discussed?

Imam Adbul Malik and CAIR somehow decided to run with the line that Adbul was speaking about what an old text stated. The most interesting part of that story is that there are no new texts which disagree with or otherwise redefine what the old texts state. The old texts, such as the Holy Qur'an, the Hadith, the Hanbali, Hanafi, Maliki, and Shafi'i schools of Islamic jurisprudence (Shari'a Law), the Sira by Ishaq, Hisham (d. 834), and Tabari (d. 923), Taymiyya, (1200's) are just restated by al-Wahhab, al-Banna, al-Qtub, Zawahiri, bin laden, and Imams globally today. The Holy Qur'an, the Hadith, and the Sira are the old texts that are paramount, and are as alive, vibrant, and valid today as yesterday and are as alive, vibrant, and valid as the day they were created in the seventh and eighth centuries.

If everyone knew and understood that the old documents are still valid today, as Imam Adbul Malik and CAIR know, they would never have invented that lie and tried to foister it on the non-Muslim public as their story. What Imam Adbul Malik originally stated to George Jaksa is a valid iteration of Islam's beliefs yesterday and today, and those beliefs will not change tomorrow.

Taqqiya is the Shia word for the mainstream Islamic belief, teaching, and practice, in both the Sunni and Shia sects, of lying to non-Muslims to hide the true nature of Islam from them and to lie to protect and defend Islam and Muslims from non-

Muslims. CAIR, Adbul Malik, and the gentleman were lying (Taqqiya) about what Adbul-Malik said, here in Genesee County, Michigan, USA.

Kithman is the Islamic practice of misdirection, omitting information, stating a mustard seed of truth and then changing the subject and throwing out irrelevant information, to mislead non-Muslims about the true nature of Islam, and to protect and defend Islam and Muslims from non-Muslims.

In George Jaksa's article, noted above, he quoted Abed Khirfan, managing director of the Flint Islamic Center in Schwartz Creek. "Prophet Muhammad was sent by God as a mercy to all mankind, regardless of their religious background". The actual historical record of who the Prophet Muhammad was and what he did turns that statement into an example of Taqqiya.

At the "Who is Muhammad" session, that Sunday, a visiting Islamic Scholar, Ashraf Ali from Georgetown University in Washington, D.C., was present specifically for the presentation. Georgetown University is one on the most pro-Islamist Universities in America. It is the recipient of a $20 million grant from Saudi Prince Alwaleed in 2005 for their Islamic Center. This is the same Prince Alwaleed that offered $10 million to Rudy Giuliani in early October, 2001, to help New York rebuild; if only Rudy would understand that Israel and the USA's foreign policy stance regarding Israel were the problem in the Middle East. Rudy turned the Prince down flat, and told him he was part of the problem. But Georgetown (and Harvard [another $20 million]) took his money gratefully, regardless of the pro-Islamist, anti-semitic strings attached.

The Prophet Muhammad first became a Prophet in 610AD, when he was 40 years old. For the first twelve years of his Prophethood, he, and, paralleling his life, the Holy Qur'an, made fairly peaceful pronouncements, with at least one salient exception by Allah in the Holy Qur'an. He lived in Mecca during that time.

In 622AD, he and his followers fled, or made the journey, to Medina, about 200 miles away, called the Hegira or Hijra (journey). This trip was made because Muhammad felt he was being persecuted in Mecca and might be assassinated. He made a pact with the Medinans, and his followers stole away in the middle of the night to flee over several nights, and on the last night Muhammad fled. Can you imagine the horror – a prophet of any religion, in this case, Muhammad, being persecuted, mostly verbally, but now with threats?

The formal start of the Religion of Islam is when the Hegira was made in 622AD. It is in Medina that Muhammad turned into something other than a peaceful Prophet.

In the twenty minute opening presentation at the beginning of the "Who is the Prophet program", made by Ashraf Ali, before the Q & A session, he basically covered the early life of Muhammad and the first 12 years of his Prophethood. At the end of the presentation, he said that Muhammad made the Hegira, and then died some years later.

As an analogy, imagine going to a Christian Church for a "Who Is Jesus" presentation, and there they just covered Jesus' life and Prophethood up to just before the Sermon on the Mount, and than just said that Jesus died. We all know that that would teach very little about Jesus, and almost nothing about the basic precepts of Christianity. Such is the same for Muhammad. As we all know, it is mostly in the later parts of one's life, or prophethood, that the most notable things are done that define a person, or a prophet, and perhaps the entire religion.

At the end of the, in total length, two hour session, I made my way up to the raised stage, introduced myself to Ashraf Ali and shook his hand as part of that introduction, which I could readily tell he did not want to do. I asked him why he had not covered the last half of Muhammad's Prophethood in Medina, as I was really looking forward to what they would say about those events. Ashraf Ali stated that there wasn't enough time to cover that. Abed Khirfan was standing by Ashraf Ali's side. He did not say anything.

It would have been easy for Ashraf Ali to cut down on the small talk about the Prophet Muhammad's early life, and cover the last ten years, which are the most important years, of his Prophethood.

So what did the Prophet Muhammad do in Medina?

First, in Mecca, Muhammad's followers were few, so he had no political or military power. After a couple of years of his Prophethood, Muhammad had an uncle and his uncle's wife, his aunt, who thought that Muhammad was a false Prophet. They verbally persecuted Muhammad and helped set many Meccans against him. For this, Muhammad had a revelation from Allah, which he memorized and recanted to his followers, that is as follows:

Sura 111

> Perish the two hands of Abu Lahab (an uncle of the Prophet) and perish he!
> His wealth and his children will not benefit him!
> He will be burnt in a Fire of blazing flames.!
>
> And his wife, too, who carries wood (thorns) of Sa'dan which she used to put on the way of the Prophet, or use to slander him.[1]
>
> In her neck is a twisted rope of Masad (palm Fiber).[2]

[1] (V.111:4) 'And his wife too, who carries wood.' Mujahis said, 'Carries the wood' means that she use to slander (the Prophet) and goes about with calumnies.

(2) V.111:4) 'In her neck is a twisted rope of palm fiber, [i.e. the chain which is in the Fire (of Hell)] (Sahih Al-Bukhari, The Book of Interpretation, Chapter 4). {Al-Bukhari is the reciter of the best known and most renowned collection of the statements of the Prophet Muhammad, called Hadith}

That verbal revelation from Allah, as all the revelations in the Holy Qur'an were verbally stated to Muhammad by the Angel Gabriel, became Sura 111, out of a total of 114, in the Holy Qur'an.

If the equivalent of hellfire and brimstone is to be visited upon those who verbally criticized Muhammad while they are still on this earth when he was militarily and politically weak in Mecca, imagine the evil that befell those who actually preached against him and refused to convert en-masse in Medina, after he no longer needed to have Allah use strong language to condemn those individuals who opposed him. In Medina, Allah did still reveal verses of the Holy Qur'an to Muhammad, which, cumulatively, make the above Sura 111 weak and venial in comparison, but none of them address individuals such as Sura 111 does; instead they address whole religious, or irreligious, groups at a time.

Such evil befell the three Jewish tribes that had lived peacefully in Medina, who had actually founded Medina after the Jewish diasporas of AD 70 and AD 132, and who had been there for almost 500 years, side by side with Arabs who moved there after the Jews had turned it into a community.

After arriving in Medina, Muhammad and his followers felt a need to acquire wealth and fame. To do this, they started caravan raiding, and soon thereafter, started raiding the caravans of Mecca, which were the richest.

Muhammad's army fought in 84 battles and caravan raids. Muhammad was present for 27 of these, and personally fought in nine. It is unknown how many people Muhammad personally killed.

Muhammad made a practice of demeaning and destroying people of all other faiths – a tradition that began in 624 when Muhammad and the Muslim threw the Jewish tribe of Banu Qaynuqa (about 1500 people) out of Medina, only after a pagan shamed Muhammed into allowing the Jewish men to depart rather than be beheaded, and the women and children to depart with the men rather than becoming slaves. The tribe was banished, with only the belongings they could personally carry, because they did not want to convert to Islam, did not want Muhammad to preach his distorted version of Judaism to them and others, and wanted to be left alone. In 626 the Jewish Banu Nadir tribe was treated similarly for the same reasons. In 627 Muhammad treated the Jewish Qurayza tribe as he had originally wanted to treat the Jewish Qaynuqu tribe for similar reasons. He personally beheaded between 600 to 900 adult males, and enslaved the women and children, including one woman he took to be one of his concubines.

On page 515 of Ibn Ishaq's "Sirat Rasulallah", (The Life of the Prophet of God), the events of the conquest of Khaibar are detailed. "Kinana al-Rabi, who had the custody of the treasure of Banu Nadir, was brought to the apostle who asked him about it. He denied that he knew where it was. A Jew came (Tabari says "was brought"), to the apostle and said that he had seen Kinana going round a certain ruin every morning early. When the apostle said to Kinana, "Do you know that if we find you have it I shall kill you?" He said "Yes". The apostle gave orders that the ruin was to be excavated and some of the treasure was found. When he asked him about the rest he refused to produce it, so the apostle gave orders to al-Zubayr Al-Awwam, "Torture him until you extract what he has." So he kindled a fire with flint and steel on his chest until he was nearly dead. Then the apostle delivered him to Muhammad b. Maslama and he struck off his head, in revenge for his brother Mahmud."

In 629 the Jewish tribes in Khaybar, about 95 miles north of Medina, where the Jewish Nadir tribe had resettled, were attacked by the Prophet's troops under His orders. The apostle said, 'Allah Akbar! Khaybar is destroyed ', for no reason other than that they existed in the middle of the desert and didn't want to convert to Islam. The Jewish Banu Nadir tribe was destroyed, three years after Muhammad had "just" banished them.

These Jewish tribes had lived peacefully in Medina beside the Pagan Arabs that moved there since the diaspora of 132AD. i.e. for almost 500 years until Muhammad came along. Actually, the Jewish tribes founded Medina, for no one lived there until the Jews made the desert bloom, and then the Pagans came to trade and partake, peacefully, of the bounty.

Muhammad had nine people assassinated, three of whom, it can be argued, were political opponents. The other six were people who verbally opposed Muhammad. One of those that spoke out against Muhammad was a pregnant woman. Muhammad said "Who will rid me of this woman?" The next morning, when the self-anointed assassin returned, he described how he had killed both the woman and her fetus with one blow of his knife. The Prophet Muhammad praised the assassin.

Per Sahih Bukhari, the most revered of the Hadith collectors, Muhammad married Aisha, his favorite of 11 wives, when she was 6, and consummated that marriage when she was 9. This pedophilia is enshrined within the teachings of Islam.

Muhammad and his army went to war against a pagan city. Allah revealed Sura 9.5 (the verse of the sword) to Muhammad just prior to this campaign. Muhammad and his army won the battle, and the war.

Shortly after that, Muhammad and his army prepared to go to war against the Christian Byzantine Empire, even though the Empire was still recovering from the equivalent of WW I after defeating the Persian Sassanid Empire and had no territorial ambitions. Allah revealed Sura's 9.29 through 9.35 to Muhammad just before this campaign, which are considered to be Allah's, and Islam's, declaration of war against Christianity and Judaism. He marshaled 30,000 of his troops and they went north to the town of Tabuk to do battle with the Romans. However, upon arriving, they found that there was no threat at all. Instead, Muhammad sent a detachment to Ayla, to give them these options: convert, pay the Jizya extortion tax, or die. The Christian leader there decided to pay the "protection" tribute. They were Dhimmis (2nd class, semi-enslaved, "people of the book") from that point on until the Caliph Othman threw them out of the Arabian peninsula, as was Muhammad's desire, along with all other remaining Christians, jews, and non-Muslims, so that the Arabian peninsula could remain pure and completely Muslim, as it is to this day.

In March of 632AD, in his farewell speech to his troops shortly before he died, Muhammad stated "I was ordered to fight all men until they say 'There is no god but Allah.'". Following the exhortations of Allah and using the exhortations of Muhammad, and his words and deeds as the perfect example, there has been 1387 years of unrelenting Jihad against non-Muslims.

Ayatollah Ruhollah Khomeini stated, in 1979, "We will export our revolution throughout the world....until the calls 'there is no god but Allah and Muhammad is the Messenger of Allah' are echoed all over the world."

Osama bin Laden stated, in November 2001, "I was ordered to fight the people until they say there is no god but Allah, and his prophet Muhammad."

Including the statements quoted above, Osama and Khomeini, as well as their compatriots and successors, have frequently quoted the Holy Qur'an. the Hadith, and the Prophet Muhammad in support of their beliefs, as they did above. No one has been able to refute their use of the heinous passages in the Holy documents of Islam. If there are "new" books that contradict the "old" books, why is the Holy Qur'an still revered as the perfect and immutable word of Allah that is not subject to interpretation? What are the "new" books? Why does nobody know what the new" books are? Why has no one quoted from these "new" books"? Why has no one used these "new" books to refute the Holy Qur'an, the Hadith, the Sira, and the use of those documents by Osama and Khomeini, amongst others? Why did CAIR and Adbul-Malik not show George Jaksa, or anyone else, both the "old" book" and the "new" book that refuted the "old" book? Why did they not quote from the "new" book at the Islamic Center the following Sunday?

This helps to document that there are no "new" documents that contradict the "old" documents. Imam Hanafi Adbul-Malik stated what Islam teaches from the "old" documents, and that statement must represent what he truly believes, or he is in direct opposition to the Holy documents of Islam, which is a death sentence within Islam. Hanafi Adbul-Malik and CAIR were indeed trying to practice Taqqiya on the non-Muslims of Genesee County.

Islam teaches that Muhammad is *al-insan al-kamil* ("the ideal man"), the most perfect human being who ever existed, that is to be emulated in every way by every Muslim. That helps explain why beheading is still an approved method of killing innocents, and that assassinating opponents, as is rife in Lebanon, has occurred frequently in Iraq, and now also with Bhutto in Pakistan, is an accepted modus operandi.

So why don't our own peaceful American Muslims want anyone to know of the history of Muhammad when he was in Medina? The Muslims know who he was and what he did. It is public knowledge. Anyone that can read can find biographies of Muhammad, other than the Hadith (10 to 12 book collections) and the Sira, an 800-page book. American Imams, anytime they want to, can start introducing who he was and what he did, slowly, to the congregation, and those who previously knew that Muhammad was perfect, will start believing that beheading and assassinations for the least slight is the proper reaction. Young Muslims learn about the real Muhammad, the truth about what the Holy Qur'an states, and what the Hadith and Sira state, from the internet and books in English. That helps explain the PEW poll that stated over 36% of our younger Muslims approved of suicide bombing to "defend" Islam, just as the Prophet Muhammad defended Islam. The 7th century has been transplanted into Flint, Michigan, and America.

The companion CD to the "Who is Muhammad?" program distributed by CAIR mentions the 600 Jews that Muhammad beheaded, and nothing else. It explains away the beheadings by stating that Muhammad cut their heads off to defend Islam, or else Islam might have been destroyed. If you are going to tell a lie, tell a big one, and tell it often. The CD's viewpoint is an unsupportable, documentarily contradicted, position. As a blind belief statement, contradicted by facts, that presents a huge problem regarding the beliefs of Islam as they are propagated to non-Muslims, as that is to whom CAIR aimed this program. The companion book, *Muhammad* by Yahiya Emerick, similarly distorts much, omits much, and explains away, in however so documentarily false and unsupportable a manner, only the very small part of what Muhammad really did in Medina that is actually included in the book.

The only explanation for this omission and obfuscation is that these Imams, and CAIR, did not want non-Muslims, who are mostly incredibly ignorant, to know anything about the real Muhammad. Why not? Why are they so ashamed of their own Prophet that they won't explain how these actions by Muhammad either are, or are not, part of Islam's basic beliefs and teachings.

Rather than hide half of Muhammad from non-Muslims, as our own Michigan Muslims want to and are doing, would it not be better to be like Tawfik Hamid, and work to reform, however so daunting a task, the basic teachings and documents of Islam?

The knowledge of the entirety of Muhammad's life and prophethood needs to be made known to every American, and only by so doing will the pressure for reforming Islam have a chance to take hold and have any effect, no matter how impossible that desire may be to achieve.

F. P. Wilson 07Dec2007
Updated 22Jan2008

Flint Islamic Center Open House Visit 2004

Mr. and Mrs. Smith, personal friends of F. P. Wilson, were invited to attend an "open house" as "a Mosque" located on Corunna Road in 2004. This is the Flint Islamic Center, one of, at that time, two Mosques in the Flint area, and it is located outside of the Flint Suburbs, north of the town of Swartz Creek.

A "co-worker" was a member of the Mosque, and wanted them to see what Islam was like. He "insisted Islam" was a religion of peace, and those who express hatred were "fringe" factors.

From an E-mail from Mrs. Smith: "Initially, the Muslims were friendly and expressed peace and cooperation among those of us who were not of their religion. They shared food (which was very good), artifacts, and culture. Then, came time for the guest speaker...I just about flipped. No peace was spoken...just simple, unadulterated hatred toward anyone who didn't believe in Islam. The man, who was a convert, quoted the Bible incorrectly, and spewed disdainfulness toward the Jews. The final statements still burn in my memory...he declared every Muslim MUST rise up and kill the infidel.

"Don't you just love free speech?"

I did not know this when I visited the same Mosque in the spring of 2005 for the Open House then. I did not attend the presentation during my visit.

Following is my article regarding my visit in 2005.

FLINT ISLAMIC CENTER OPEN HOUSE 2005

The Flint Islamic Center, at 9447 Corunna Road, is about 8 miles to the west of downtown Flint. Their 2005 Open House was on Sunday, June 26th from Noon to 3:00PM.

I parked in the lot and admired the building and grounds. The Islamic Center is a very new stand-alone building out in the country, with a freshly paved parking lot and pleasant yet subdued landscaping. The front of the building faced off to the side, rather than the end that was close to the road. The parking lot, with numerous green dividers, was only $^{1}/_{8}$ filled, with the parking off to the side and an equal amount of parking wrapping around the back of the building. There were two entrances, with the main one that I presume led to the worship area closer to the road. I entered the building via the 2nd entrance about 1:30 that day. There was no one around, and there were no direction signs. I chose to go right at the Y intersection.

A couple of doors down on the left was one door labeled "Library". The room was empty and I entered it. I looked at the bookracks against the walls and located where they had their copies of the Holy Qur'an. They said Holy Qur'an on them in English, but that was it. I recognized the format of the pages, but they were entirely in Arabic, which I do not know. There were also copies of several different authors' versions of the Hadiths. I believe Bukhari and Moslem, but I'm not certain. Everything but the author's names and the word Hadith was in Arabic, in all six or more books in each collection.

There were shelves with some books on them in English. There were also a half-dozen shelves with many dozens of various books on them, all in Arabic. I don't know what they said, but why were they in Arabic? Muslims believe that the only way to read and properly interpret the Holy Qur'an is in Ancient Arabic, but why are any of the other books in Arabic in the middle of North America?

I exited the Library, heard some voices, and went back to the Y and down the other branch, which led to the gym where the open house was. A mature gentleman was putting on a PowerPoint presentation about the Holy Qur'an and Islam in one corner, with chairs for about 100 people but occupants of only 20 or so. The presenter was wearing Arabic robes and his English was execrable. The 20 people in the audience were mostly wearing robes and the women all had scarves (hijab) covering their heads. There were a couple of food and drink tables, and a couple with books on them. The walls had posters taped on them explaining this and that about Islam. They omitted sufficient detail that they were rendered historically inaccurate. The purely religious ones comparing Islam to Christianity and Judaism and the differences were reasonably accurate but incomplete as they left out the differences that are contentious. There were a couple of other people that I presume, from their dress and mannerisms, were visitors such as me. After perusing the posters, I idled around the room, ending up at the main book table. I looked at several items that were in English, took a couple of small brochures, and turned to walk away when a gentleman told me they would like for me to take a free Qur'an. I took it, thanked him, and left.

The questions left unasked and unanswered are: Where did the money come from for such a fine new center that is far larger than the Muslim population? Did it come from Saudi Arabia? What did the books in Arabic state? Are they peaceful, or are they the same as those Freedom House found? Does an Imam that barely speaks English preach peace or does he preach hatred in Arabic on Fridays, as Laura Mansfield(1) states is frequently done? With 80 to 85%(2) of the Mosques in the US under the Wahhabi spell, the odds are easily 4 to 1 that the answers are indeed Saudi Arabia, the books teach hatred, and the Imam preaches hatred in Arabic, while practicing Taqqiya and Kithman(3) (lying and not telling the whole truth to non-Muslims) in English.

F. P. Wilson 07Dec2007

1 See – Jihad Comes to Small Town USA

2 See – Saudi Arabia is Funding Hatred of Americans, Israelis, Christians, and Jews

3 See – Islamic Rage is Supported by Basics Documents

Islam is the Bloodiest Ideology the Earth Has Ever Seen

Islam is the single bloodiest Ideology that mankind and the earth have ever had. Islam has killed more non-Muslim than the total number killed by Hitler, Stalin, Mussolini, Mao, and Genghis Khan put together. Islam has killed more non-Muslims than the total number of human beings killed by Communism, Nazism, and Fascism combined. Including the Muslim on Muslim death toll just adds on to the horrendous totals.

During my two visits to the Flint Islamic Center in 2005 and 2006, there have been many pamphlets available on the presentation tables at the side of the room, one in particular titled "What does Islam say about Terrorism". There is much that is in error, omitted, and distorted by this booklet, such as leaving out that committing Jihad, Holy War, is the only way to be guaranteed an entrance to Heaven in Islamic teachings and beliefs. Heaven is shaded by the crossed Swords of Allah, and to be killed while committing Jihad guarantees instant ascension to the highest of the seven levels of Heaven. Jihad, Holy War, was almost made the sixth pillar of Islam during the 7th and 8th century.

The reference to inner struggle as the greater Jihad is a very weak Hadith with almost no validity. The concept was unknown by the word Jihad until Muslims invented it, calling upon this weak Hadith, around the turn of the 20th century, to fool non-Muslims regarding what Jihad really is. As Nonie Darwish, the daughter of an Egyptian Muslim Shahid (martyr) has stated in her book, *Now They Call Me Infidel,* she never heard of the definition of Jihad as anything other than Holy War until she came to America and became an Islamic apostate. She said that Jihad was taught only as Holy War in Egypt and the Middle East.

In the booklet there is a subsection titled "History of Tolerance", in which the following statement is made: "The great Historian DeLacy O'Leary wrote: 'History makes it clear, however, that the legend of fanatical Muslims, sweeping through the world and forcing Islam at the point of sword upon conquered races is one of the most fantastically absurd myths that historians have ever repeated:' " (Islam At Crossroads, London, 1923, P. 8).

I finally found, online, and purchased, used, a copy of this rare, very difficult to find, and quite pricey ($60.00) old book (*Islam at the Cross Roads*, De Lacy O'Leary, D.D., London, and New York: E. P. Dutton & Co. 1923). It does have that statement in it on P. 8. However, the author in that book tells you to accept that statement on faith, for he says that he knows what he is talking about and if you don't believe him it's too bad. He provides no documentation or references to back up that statement. The entire book documents and supports my belief that O'Leary is a radical Islamist apologist, which essentially makes the book one long 215 page distortion of history.

The erudite tome, *The Legacy of Jihad – Islamic Holy War and the Fate on Non-Muslim* – Edited by Andrew G. Bostom, MD, goes into great detail, campaign by campaign, to show that Islam has been spread by the sword, its adherents yelling *Allahu Akbar*, throughout the ages. It uses the words of both the Muslim conquerors and the non-Muslim victims throughout history, to effectively document that this pamphlet, and hence O'Leary, either doesn't know anything about the subject – or it is a lie.

Taqqiya is the Shia word for the mainstream Islamic belief, teaching, and practice, in both the Sunni and Shia sects, of lying to non-Muslims to hide the true nature of Islam from them and to lie to protect and defend Islam and Muslims from non-Muslims. This pamphlet is a perfect example of Taqqiya.

Kithman is the Islamic practice of misdirection, omitting information, stating a mustard seed of truth and then changing the subject and throwing out irrelevant information, to mislead non-Muslims about the true nature of Islam, and to protect and defend Islam and Muslims from non-Muslims.

Besides Bostom's book, there is *Jihad*, by Paul Fregosi, *The Great Arab Conquests* by Hugh Kennedy, *The Great Arab Conquests* by John Bagot Glubb, and numerous other books as delineated in the bibliography of the CD *AMERABIA* that document the lie that the pamphlet and O'Leary are guilty of spreading.

Since 626 AD, Islam has slaughtered about 50 million Christians, including the almost 1 million Christian Armenians killed by the Muslim Turks before and during WWI and the 2 million killed in the Southern Sudan between 1981 and 2003. Islam slaughtered approximately 10 million Buddhists during the Islamic conquest of Afghanistan, the Hindus valley, and Northern India. Islam slaughtered between 60 and 100 million Hindus in what is called the Hindu Holocaust during the wars over the centuries waged by the Moguls to conquer the Hindu Kingdoms and population in India. The mountain range in Eastern Afghanistan is named the Hindu Kush (The Tears of the Hindus) because of the slaughters of the Hindus that the mountains witnessed. Islam has slaughtered tens of thousands of Jews (relatively few because the Jews meekly submitted to becoming Dhimmi), including 5,000 in Cordoba, Andalusia, in 1066, during the "Golden Age" of tolerance by Islam in Spain, because the Jews didn't want to live as 2nd class subservient semi-slaves (Dhimmi) any more and objected verbally to their Muslim masters.

Islam took over 1 ½ million white slaves from Southern Europe and the North Atlantic provinces of Spain, France, and England, from 1600 to the mid 1700s – more than the number of black slaves sent across the Atlantic in the same period. Islam ran the slave trade from Africa to the Atlantic coast, with 5 slaves sent for every one that survived, or 60 million black slave sent West, with 12 million surviving to arrive in the Americas, with 48 million deaths along the slave route. Eighteen million black slaves were sent East from Africa by Islam, to North Africa and the Middle East, Turkey, and beyond, with the same 5 to 1 ratio, 72 million blacks died on that route. Slavery is still legal in the Islamist countries of Mauretania and the Sudan, and was only formally outlawed by Saudi Arabia in 1976.

Ten million Buddhists, 50 million Christians, and call it 80 million Hindus, all add up to 140 million people. Add in the approximately 10 to 20 million killed by Muslim on Muslim violence, plus the slave trade, and the Muslim on Muslim Genocide in Darfur today, and the evidence and documentation of the horrendous violence by which Islam has been spread is overwhelming.

F. P. Wilson 07Dec2007

Saudi in the Classroom
A fundamental front in the war.

By Stanley Kurtz
National Review Online 07/25/2007

Unless we counteract the influence of Saudi money on the education of the young, we're going to find it very difficult to win the war on terror. I only wish I was referring to Saudi-funded madrassas in Pakistan. Unfortunately, I'm talking about K-12 education in the United States. Believe it or not, the Saudis have figured out how to make an end-run around America's K-12 curriculum safeguards, thereby gaining control over much of what children in the United States learn about the Middle East. While we've had only limited success paring back education for Islamist fundamentalism abroad, the Saudis have taken a surprising degree of control over America's Middle-East studies curriculum at home.

Game, Set, Match

How did they do it? Very carefully...and very cleverly. It turns out that the system of federal subsidies to university programs of Middle East Studies (under Title VI of the Higher Education Act) has been serving as a kind of Trojan horse for Saudi influence over American K-12 education. Federally subsidized Middle East Studies centers are required to pursue public outreach. That entails designing lesson plans and seminars on the Middle East for America's K-12 teachers. These university-distributed teaching aids slip into the K-12 curriculum without being subject to the normal public vetting processes. Meanwhile, the federal government, which both subsidizes and lends its stamp of approval to these special K-12 course materials on the Middle East, has effectively abandoned oversight of the program that purveys them (Title VI).

Enter the Saudis. By lavishly funding several organizations that design Saudi-friendly English-language K-12 curricula, all that remains is to convince the "outreach coordinators" at prestigious, federally subsidized universities to purvey these materials to America's teachers. And wouldn't you know it, outreach coordinators or teacher-trainers at a number of university Middle East Studies centers have themselves been trained by the very same Saudi-funded foundations that design K-12 course materials. These Saudi-friendly folks happily build their outreach efforts around Saudi-financed K-12 curricula.

So let's review. The United States government gives money -- and a federal seal of approval -- to a university Middle East Studies center. That center offers a government-approved K-12 Middle East studies curriculum to America's teachers. But in fact, that curriculum has been bought and paid for by the Saudis, who may even have trained the personnel who operate the university's outreach program. Meanwhile, the American government is asleep at the wheel -- paying scant attention to how its federally mandated public outreach programs actually work. So without ever realizing it, America's taxpayers end up subsidizing -- and providing official federal approval for -- K-12 educational materials on the Middle East that have been created under Saudi auspices. Game, set, match: Saudis.

What Went Wrong?
How do we know all this? While the full extent of Saudi funding has emerged only recently, the basic outlines of the problem were exposed in 2004, by Sandra Stotsky, a former director of a professional development institute for teachers at Harvard, and a former senior associate commissioner of the Massachusetts Department of Education.

Stotsky's stint as a commissioner ran from 1999 to 2003, so she was present when the Massachusetts Department of Education tried to respond to the challenge of 9/11 by organizing special seminars in Islamic history for K-12 teachers. The department accepted a proposal with participation from Harvard's Center for Middle Eastern Studies -- which, as a prestigious university and a federally subsidized Title VI "National Resource Center," seemed an obvious choice.

The Massachusetts Department of Education commissioned a teacher-training seminar designed to cover Islamic history and touch on key contemporary questions, such as the nature of Islamic Fundamentalism and terrorism, the lack of democracy in the Middle East, and the challenge of gaining basic legal and political rights for women in much of the Muslim world. It quickly became apparent, however, that Harvard's outreach program had little interest in tackling these issues, or in representing a broad range of views on contemporary Middle Eastern culture.

It took literally months of e-mail exchanges with state officials before the seminar organizers agreed to include a single book by Bernard Lewis, whose writing they persistently dismissed as biased and irrelevant. Even then, Harvard's outreach program refused to include one of Lewis's recent and more critical works, like *What Went Wrong?*

Stotsky came to feel that the Massachusetts Education Department's efforts to achieve balance in its teacher training seminars were giving way to Harvard's "distorted" and "manipulative" political agenda.

Appoint Imams
Whereas Stotsky and the Massachusetts Department of Education had asked for seminars covering Islamic history, and including balanced discussions of contemporary Middle Eastern problems, Harvard's outreach program delivered seminars that virtually promoted Islam as a religion, while sharply criticizing alleged American prejudice against the Muslim world.

Harvard's outreach training prompted K-12 teachers to design celebratory treatments of the life and teachings of Mohammad and the "revelation" and spread of Islam, with exercises calling on students to "appoint imams," memorize Islamic principles, and act out prayer at a Mosque. According to Stotsky, if Harvard's outreach personnel had designed similar classroom exercises based on Christian or Jewish models, "People for the American Way, Americans United for Separation of Church and State, and the A.C.L.U. would descend upon them like furies."

Instead of training teachers in the history and contemporary challenges of the Muslim world, Stotsky concluded that Harvard's outreach program was "manipulating" apolitical teachers with a "barely disguised" attempt to "shape...attitudes on specific political issues." The lesson plans designed by K-12 teachers who participated in these Harvard-run seminars included exercises in which students were asked to watch newscasts and spot out instances in which Muslims were stereotyped as violent or barbaric. Lesson plans proposed discussion questions like, "Why have so many groups wanted to control the Middle East?" and "How might the history of repeated invasions influence the history of people in this area?"

Stotsky was taken aback by one of the key teaching resources pushed by Harvard's outreach program: "The Arab World Studies Notebook." The "Notebook" has been widely denounced as a "practically proselytizing" text offering uncritical praise for the Arab world. Stotsky calls it, "a piece of propaganda." Even the Notebook's editor, Audrey Shabbas, acknowledges that its purpose is to provide "the Arab point of view." One analysis quoted by Stotsky says that the "Arab World Studies Notebook" is designed to "induce teachers to embrace Islamic religious beliefs" and to "support political views" favored by the Middle East Policy Council (formerly the Arab American Affairs Council). The "Notebook" even claims that Muslims actually beat Columbus to the New World, supposedly sailing across the Atlantic in 889. This is the sort of history being pushed on our K-12 educators by Harvard's federally approved Center for Middle East Studies -- at American taxpayer expense.

The Stealth Curriculum

There's certainly something troubling here. And once you grasp the Saudi connection, it begins to make sense. Stotsky didn't quite put all the pieces together, but she came very close. Her stint at the Massachusetts Department of Education, and her bad experience with Harvard's Center for Middle East Studies prompted Stotsky to publish *The Stealth Curriculum: Manipulating America's History Teachers* under the auspices of the Fordham Foundation.

Introducing Stotsky's study, Fordham Foundation president, and noted education expert, Chester Finn, calls the use of teacher-training seminars a "vast dark continent within our public (and private) educational system." According to Finn "interest groups and ideologues" have used these seminars to "fly under the radar" of ordinary curriculum safeguards, promulgating "bias, misinformation, and politically charged conclusions, though never acknowledging their semi-covert agendas." All too often, says Finn, those agendas include viewing "the history of freedom as the history of oppression" and urging students "to be more sympathetic to cultures that don't value individual rights than to those that do." It's a sad commentary on Title VI subsidies to American universities to think that this high-profile federally-funded program has become the parade example of a much broader educational scandal.

Even in 2004, Stotsky had more than an inkling of Saudi financial involvement in Title VI outreach programs. In *The Stealth Curriculum*, she wrote: "Most of these materials have been prepared and/or funded by Islamic sources here and abroad, and are distributed or sold directly to schools or individual teachers, thereby bypassing public scrutiny." Stotsky goes on to note that after 9/11, the Saudi government sent U.S. schools thousands of packages of educational material that, for example, attributed the Middle East's problems to Western colonization.

Saudi Money

Yet the full extent of Saudi curricular funding, and the magnitude of its influence over university outreach programs funded under Title VI, was only revealed in late 2005 by a special four-part investigative report by the Jewish Telegraphic Agency (JTA). As the JTA put it: "Saudi Arabia is paying to influence the teaching of American public schoolchildren. And the U.S. taxpayer is an unwitting accomplice....Often bypassing school boards and nudging aside approved curricula....These materials praise and sometimes promote Islam, but criticize Judaism and Christianity....Ironically, what gives credibility to...these distorted materials is Title VI of the Higher Education Act....Believing they're importing the wisdom of places like Harvard or Georgetown, they are actually inviting into their schools whole curricula and syllabuses developed with the support of Riyadh."

Riyadh achieves this by supporting a number of groups devoted to the development and dissemination of English-language curricula about the Middle East. This includes funding from Saudi Aramco, a Saudi government-owned oil company, for a Berkeley, California-based group called, Arab World and Islamic Resources, or AIWAR.

According to the JTA, AIWAR's founder, Audrey Shabbas, also edits the controversial "Arab World Studies Notebook." Shabbas, in turn, is employed by the Middle East Policy Council (MEPC) to conduct its teacher-training and seminar programs, says JTA. And MEPC (formerly the Arab American Affairs Council) is headed by a former U.S. ambassador to Saudi Arabia and, according to the JTA, receives direct funding from Saudi Arabia.

According to the JTA, the Middle East Policy Council was seeking major funding for its teaching efforts from Saudi Prince Alwaleed bin Talal bin Abdulaziz in late 2005. Alwaleed himself initiated contacts with MEPC after hearing about its seminars designed to shape American teachers' perceptions of the Middle East. It appears that the partnership between MEPC and Prince Alwaleed has borne fruit. This past March, Prince Alwaleed announced that he was supplementing his earlier donation of $100,000 to MEPC with a $1 million gift for its teacher-training programs. By the way, this is the same Prince Alwaleed whose $10 million post-9/11 gift was returned by Rudy Giuliani because that gift was accompanied by a letter blaming American foreign policy for the attack on the Pentagon and World Trade Center. (For more on massive gifts by Prince Alwaleed to Harvard and Georgetown for programs Islamic studies, see this item by Martin Kramer.)

The final piece of the puzzle discovered by the JTA is a little-known but clearly influential foundation called Dar al Islam ("Abode of Islam"), located in Abiquiu, New Mexico. Created with Saudi funding, according to the JTA, Dar al Islam runs teacher-training programs and has employed a number of individuals who've gone on to work in or with public outreach programs at federally-funded Title VI university centers of Middle-East Studies.

According to JTA, for example, Betty Shabbas, who edits the Arab World Studies Notebook and whose work is promoted by outreach coordinators at several Title VI Middle East National Resource Centers, was herself director of Dar al Islam's summer teacher-training program in 1994 and 1995. JTA also notes that an outreach coordinator at Georgetown University's Center for Contemporary Arab Studies, a Title VI National Resource Center on the Middle East, was for several years assistant director of Dar al Islam's teacher-training institute. The precise funding and affiliation history of Dar al Islam is complex and in dispute. According to the JTA, after it began investigating the topic, Dar al Islam changed some of the information on its website. (For details, readers should consult the four-part JTA series linked above, especially parts 1 and 3.)

Although this complex web of financial and organizational involvement was illuminated with unprecedented clarity by the JTA report, Saudi involvement with Title VI Middle East Studies centers has never been entirely secret. For example, a volume published to commemorate the fiftieth anniversary of Harvard's Center for Middle Eastern Studies notes three specific sources of funding for the center's public outreach program: federal Title VI subsidies, matching funds from Harvard itself, and funding from the Saudi-government owned oil company, Aramco.

Not College

The upshot of all this is that the close links between Saudi funded curriculum-development and teacher-training programs, on the one hand, and federally subsidized university programs of Middle East Studies, on the other, has opened up a back-door route to Saudi influence over America's K-12 curriculum.

Stotsky's work and the JTA report have been public for some time, yet virtually no-one has noticed. I myself testified before the House in 2003 on the need to reform Title VI. The problem of bias in public outreach programs was one of my key concerns, yet even I was shocked when I discovered Stotsky and the JTA story. The extent of Saudi influence raises the already deep-lying problems with Title VI to a whole new level.

It's also important to emphasize that Title VI public outreach programs are not part of the college curriculum. In my testimony before the House, I addressed broader issues of bias in university programs of Middle East Studies. Yet I invoked that context to explain problems in Title VI public outreach programs, which are creatures of Congress -- yet without real oversight. Opponents of Title VI reform have consistently misrepresented the issue as a question of academic freedom, when every piece of legislation aimed at reforming Title VI has contained a provision preventing the federal government from mandating or controlling the content of college curricula. Moreover, I have publicly endorsed that provision.

The real effect of blocking federal oversight of Title VI has been to create a public outreach program that is not part of the college curriculum -- a program funded by the American taxpayer, yet answerable to no-one. The unsupervised state of these university outreach programs leaves them open to exploitation by foreign interests seeking control of America's K-12 curriculum on the Middle East. That is an intolerable situation. Congress must restore federal oversight to Title VI of the Higher Education Act.

Hope?

The good news is that Congress may soon help to solve this problem. Despite the polarization and inaction in the current session of Congress, senators Kennedy and Enzi have reached bipartisan agreement on an excellent plan of reform for Title VI -- including the creation of grievance procedures to handle complaints about the public outreach program. (Stotsky recommends a similar solution). The question is, will the House adopt the bipartisan Senate compromise on Title VI, or will the higher-education lobby move to block reform? This issue could easily devolve into an ugly political battle. Yet if the House decides to model its reauthorization of the Higher Education Act on the Kennedy-Enzi Title VI compromise, Title VI reform could become one of the few bipartisan bright spots of the current congressional session.

That's the good news. The catch is that even -- or especially -- if reform does pass, it's still going to take tremendous effort to counteract the growing Saudi use of Title VI as a lever to gain influence over how America teaches its children about the Middle East. The creation of a grievance procedure for public-outreach programs in no way guarantees the outcome of any grievances that might be filed. This battle isn't over, it's only just begun.

— *Stanley Kurtz is a senior fellow at the Ethics and Public Policy Center.*

ATT. R

Iraqi Christians face ultimatum: Leave or die

By James Palmer
Newhouse News Service
Published in the Flint Journal, the Today Section, P. E3, 29SEP2007

Baghdad, Iraq – Nabil Comanny and his family endured the dead bodies left to decompose along the road in their southern Dora neighborhood.

They accepted the criminal gangs that roamed the area, searching for targets to kidnap.

And neither the utility failures nor the mountains of trash in the street could drive them away.

As Christians, the Comannys had learned to keep a low profile. They even stayed in their house after many Muslim neighbors fled the daily chaos when sectarian bloodshed between Shiite and Sunni militants broke out in 2006, making this one of Baghdad's most embattled districts.

But the hand-scrawled note at their door was the final straw. The message commanded the family to select one of these options:

1) Convert to Islam.
2) Pay a fee of nearly $300 monthly for "protection".
3) Leave the area.

Failure to comply with one of the three would result in death.

"We don't have weapons and the government doesn't protect us. What else can we do?" said Comanny, a 37-year old journalist whose family abandoned its modest home of 11 years.

Extreme Islamic militants increasingly are targeting Christians in Iraq, especially here in the capital. As a result, Iraq's Christian community – long the minority in a largely Muslim country – continues to dwindle.

While meaningful numbers are difficult to come by, the last Iraqi census, conducted in 1987, counted 1 million Christians, although many fled after the United Nations imposed sanctions in the 1990's. Today, national aid groups estimate that between 300,000 and 600,000 Christians remain among an estimated 25 million people.

Company said the first sign of trouble for his family arrived last spring when Muslim militants imposed Islamic law over the area. The proclamation came via an 18-point document posted on shops and blast walls. The decree listed stringent rules for all residents.

Among other things, women were required to wear burkahs, which are draped over the head covering the face and entire body.

"It's not our tradition." Comanny said. "How can Christian women be expected to do this?"

In the end, most Christian families decided to pay a bribe, Comanny said, "because it gave them time to prepare to leave. But most can't afford to keep paying."

Comanny, who shared a small house in Dora with his mother, three brothers and four sisters, finally decided to move his family decided to move his family on the advice of someone he described as a "sympathetic" insurgent, a lifelong acquaintance.

Because militants in Dora frequently attack families returning home to fetch their belongings, Comanny paid his insurgent contact 1 million Iraqi dinars, or about $800, for safe passage from the neighborhood.

Today, the Commanys live in the New Baghdad section of the capital, where hundreds of Christian families relocated. The families move cautiously among a majority Shiite population who rely on the Mahdi army to protect the area.

Christians in Dora once mixed easily with Muslims, sharing cookies at Christmastime, and joining Muslims at Iftar dinners – the sunset feast breaking the daily fast during Ramadan.

Amer Awadish, a 47-year old taxi driver, said those relationships are what saved his life.

After a handwritten note was delivered to his apartment in December ordering him and his wife, Samia, 48, to leave within two days, a lifelong neighbor appeared at his door. The man, Awadish said, advised him to leave immediately.

In addition to the direct threats Iraq's Christians also must cope with subtle obstacles.

William Warda, the founder of Hamorabi, A Christian-led national human rights group in Iraq, said most Christians here no longer feel safe embracing the lifestyle they once enjoyed.

They can't drink alcohol, or even dress in the fashion they're accustomed," Wards said. "Maybe they can stand this for a year or two, but not their whole lives."

Most Christians still in Iraq are Chaldean Catholics who acknowledge the pope's authority, but remain sovereign from the Vatican. Other denominations include Syrian Catholics, Armenian Orthodox and Armenian Catholics. Small groups of Greek

Catholics, Armenian Orthodox, and Greek Catholics also practice, as do Anglicans and Evangelicals.

One common thread among most of the groups is a concern church leaders have not spoken out to protect their rights.

"The church is not defending us," said Bashar Jamil John, a 24-year-old engineering student at the Baghdad Technological Institute. "This is part of the problem."

The Chaldean Catholic patriarch, Emmanuel Delly, the Vatican's representative in Iraq, declined to be interviewed, but the Rev. Mokhlous Shasha, 32, a first-year priest at Lady of Our Salvation Syrian Catholic Church in central Baghdad, argued the clergy here are equally as threatened as the ones they serve.

"Priests live in the same situations as their parishioners," said Shasha, who added he never walks the streets of Baghdad in his collar.

Since 2006, militants have killed three priests and kidnapped 10 others, church officials said.

The one thing most Christians agree on is their view of the future: bleak.

While at least a dozen churches here simply have closed, some seminaries and nunneries have shifted their bases to the north. For those still open, such as the Chaldean Catholic Virgin Mary church in central Baghdad, attendance at Mass is down by more than half, officials said.

For one, Hamorabi's Warda predicts a mass exodus of Christians from Iraq if western countries relax their immigration policies.

"If the U.S. and Europe open their doors, the Christians in Iraq will be finished." Warda said. "They will all leave."

Many interviews for this report were conducted through a translator. James Palmer wrote this article for the Star-Ledger of Newark, N.J. He can be contacted at J-palmer(at)stratosnet.com.

ATT. S

Thomas Jefferson's Holy Qur'an

Paul Barrett wrote a book, "American Islam: The struggle for the Soul of a Religion", which was reviewed in an article in the Flint Journal. ("Author records some of American Muslims' many voices", Sat. 03FEB2007, page E3). Regarding U.S. Rep. Keith Ellison, Barrett stated "But my favourite part of the story is that Ellison went to the trouble of borrowing this historic version of the Quran, borrowed it from Thomas Jefferson, who was curious enough to have it in his library 200 years ago."

Jefferson was the Ambassador to France in 1786, when he and John Adams, the Ambassador to Britain, met the Ambassador to Tripoli, Sidi Haji Abdul Rahman Adja, trying to avoid Americas first War with Islamist Terrorists.

When Abdul Rahman was asked why he was making unprovoked attacks on the U.S., he replied to the effect that it was founded on the Laws of their Prophet, that it was written in their Koran, that all nations who should not have acknowledged their authority were sinners, that it was their right and duty to make war upon them wherever they could be found, and to make slaves of all they could take as Prisoners, and that every Musselman who should be slain in Battle was sure to go to Paradise.

Jefferson, as did Adams, and his son, John Quincy Adams, who went on to become America's 6th President, all acquired a Qur'an so they could study for themselves to see if what Abdul Rahman had said was true.

The answer was yes.

John Quincy Adams has written extensively on Islam, and is the only one of the founding fathers and their progeny who has done so. There is no reason to believe that his views were not also the views of his father and Jefferson.

"The precept of the Koran is, perpetual war against all who deny, that Mahomet is the prophet of God. The vanquished may purchase their lives, by the payment of tribute; the victorious may be appeased by a false and delusive promise of peace; and the faithful follower of the prophet, may submit to the imperious necessities of defeat: but the command to propagate the Moslem creed by the sword is always obligatory, when it can be made effective. The commands of the prophet may be performed alike, by fraud, or by force."

For Keith Ellison to have been sworn in on Jefferson's Qur'an is a travesty.

ATT. T

July 11, 2007

Fredrick P. Wilson
1305 Rollins St.
Grand Blanc, MI 48439
Ph #: (810) 694-6628
E-mail: Shinano01@aol.com

The Honorable U.S. Congressman Dale E. Kildee
U. S. Representative for the 5th District of Michigan
C/O Chief of Staff Mr. Christopher Mansour
Washington, D.C.
2107 Rayburn HOB
Washington, DC 20515
202-225-3611
202-225-6393 fax

The Honorable U. S. Representative Dale E. Kildee; C/O Mr. Christopher Mansour

I have provided my documentation to Ford and GM, that the United States of America has an excellent possibility, even a probability, of becoming in part or in whole an Islamofascist country, at first like Lebanon, then becoming more like Syria, by 2100, with the odds continuing to increase in the 22nd century, and that our oil money is greatly aiding the demise of America. Every day that we fund these Islamofascists is much more than another day closer to losing this war.

Author and NYTimes Pulitzer Prize winning columnist Thomas Friedman (GM's *bete noir*) has stated the following on numerous occasions over the last several years:

"The first is that we're in a War on Terrorism today in which we're funding both sides in the war with our energy purchases. We fund the U.S. Army, Navy and Marine Corps with our tax dollars, we fund Al Qaeda, Islamic Jihad, the regimes that support them, and the charities that support them indirectly, with our energy purchases. So we're funding both sides in the War on Terrorism, and that's flat out nuts." (1)

There is a much larger list of who does agree with Friedman within the foreign policy community regarding the funding of terrorism than the list of who does not agree with Thomas Friedman.

"It has been clear since the U.S.-led intervention in Iraq began that the majority of "foreign fighters" serving al Qaeda in Iraq are Saudis.

"When these murderous Sunni interlopers are terminated, their photographs and biographies typically appear in Saudi media. *Al-Watan* has stated that 2,000 Saudis have died in Iraq since 2003--two thirds the number of American soldiers slain there.

" the king's attempt to disengage from the Sunni terror in Iraq is immediately significant to Americans and our coalition partners in that it can help save the lives of our military personnel in Iraq.

" success would have incalculably beneficial effects ... curbing the cash flow to al Qaeda ".[2]

The authors of the preceding article are pegging their hopes on the moderation of the 83-year-old king. I would like to suggest that one heart attack away and a new Islamist King would be ruling Saudi Arabia, and the money flowing to the terrorists and al-Qaeda would be substantially more than it already is.

From the article, if 2,000 Saudis have died in Iraq, how many have both died in and lived through attacks against American Forces, and how many young American Soldiers and Marines were killed by them? The number is greater than 1 and less than 3,000. How many young American Soldiers and Marines have been permanently mutilated by their roadside bombs and bullets? The number is greater than 1 and less than 22,000 (2005 data).

These Saudi Sunni killers are trained, transported, supplied, fed, clothed, equipped with weapons and ammunition, equipped with IEDs and RPGs with our oil money. Far fewer of them would be trained, transported, and would have weapons besides a basic gun and some ammo if it wasn't for our oil money. If 2,000 Saudi Sunni Killers have died in Iraq and Afghanistan, how many more are there and what is their American blood toll?

The number of Americans killed by theses foreign (Saudi) killers funded by our oil money is probably in the hundreds, if not thousands. The number permanently scarred, mutilated, missing arms and legs, permanently brain-damaged, is probably in the thousands, if not the ten-thousands.

Would the al-Quds force, part of the Iranian Republican Guards organization, run by the Ayatollah Khamanei, be able to supply the highly developed shaped charge explosives that have blown holes in our most heavily armed APCs and tanks and killed our American Servicemen and women, without our oil money funding their activities? This splashed all over the headlines a few weeks ago, and seems to have returned to background data, as these weapons have been supplied by the Iranians for several years now. All funded by our oil money. Iran and Hezbollah are training and supporting both the Sunni and the Shia terrorists.

None of us can change the past. We can change the future. How many more young Americans are going to be killed and wounded in Iraq and Afghanistan than would not be if it wasn't for our oil money? These are our own sons, daughters, brothers, sisters, fathers, mothers, valued, brave Americans all, that are being killed with our own oil money.

The Auto Industries role in providing our oil money is writ large. Does the US auto industry want to continue to write its role in the same direction, and write it even larger?

I have stated that the auto industry is not responsible for the fact that the oil is under some of the most heinous regimes ever known to mankind. Knowing that it is and what they are using our money for, why would the auto industry want to continue to support the funding of these terrorists?

9/11 reportedly cost al-Qaeda ½ million dollars. What if al-Qaeda had not had the money for 9/11? Without oil money, they would be so strapped for cash that they wouldn't be able to afford the tape and batteries for the video cameras they use to record their hate messages on. How many future 9/11s could we prevent by de-funding them, by removing their source of money, i.e. our oil money?

Saudi Arabia, which is married to the Wahhabi Sect of Islam, is teaching hatred of Americans, democracy, Christians, and Jews, the denigration of women, and armed Jihad with written material in American mosques, madrasses, and Islamic centers. The report is at: www.freedomhouse.org/religion. The Saudi's have been spending $4 Billion/year for 34 years ($136Billion) to build mosques, madrasses and Islamic centers in the US and globally. Since Saudi Arabia is preaching hatred of us in America, the hatred being preached in Canada, Europe, the Middle East, North Africa, and Central and SE Asia has been documented to also be hatred for Americans, Europeans, democracy, Christians and Jews. Some members of the Saudi royal family, some charities run by Saudi mosques, and some private Saudi individuals are still funding Hamas, the Intifada and al-Qaeda, and the insurgency in IRAQ with our oil money.

With the high price of oil the past several years, Saudi Arabia could easily be spending over $8 billion a year to teach hatred of us.

Saudi Arabia is not our friend or ally, and has not been since at least 1973. They will not change as long as they follow the radical teachings of al-Wahhab and Islam. They declared war against the US in 1973, quietly, under the table, and behind our backs.

Sheikh Kabbani reported to the State Dep't. in 1999 that 80% of the mosques in the US were preaching Wahhabism. US Rep. Peter King of NY stated in Feb. 2004 that 85% are preaching Wahhabism. An example is "The apes are Jews, the people of the Sabbath; while the swine are the Christians, the infidels of the communion of Jesus." Most of the balance are Shia mosques and Islamic centers teaching radical Shiism, as espoused by Iran.

Our oil money is funding Iran's Nuclear Weapons program, it is funding Iran's ICBM program, and it is funding the Muslims of the Middle East and the leaders of Iran that are Holocaust deniers that are promising and planning a 2nd Holocaust.

Our oil money funded, through Saudi Arabia, the Sunni Nuclear Bomb that Pakistan has, and the A. Q. Khan network, which, while somnolent today, could be revived and fully functioning in a heartbeat. Pakistan and Musharraf are one bullet away from becoming an Islamofascist state with a Taliban style al-Qaeda supporting governing elite.

It is as if we had funded the Nazis throughout the 1930's and 40's, knowing that our oil money was going to be used to fight against us and kill us in WWII, and gas the Jews at Dachau, Buchenwald, and Auschwitz. Except in the 1930's and 40's, if we had done that, we would have done far less damage to the United States than we are doing today with our oil money.

The Political Ideology of Islam, inseparable from the Religious Ideology, is an ideology of hatred and war. There are far too few truly peaceful Muslims, such as Tawfik Hamid, to make a difference. At the conference of peaceful Muslims on March 6, 2007 in St. Petersburg, Fla., there were only eight Muslims, such as Tawfik Hamid, and Islamic Apostates, such as Dr. Wafa Sultan, there. They were derided by every Muslim group in the USA, including the premier Islamofascist group supported by Saudi Money in the USA, the Council on American-Islamic Relations (CAIR). As published in the WSJ OpinionJournalOnline, an editorial by Tawfik Hamid describes how CAIR et alia treat people who validly criticize Islam as Islamophobes, racists, and bigots, which is a sure way to stifle any public, rational debate. Islam is a religion that cannot stand to have the light of day shown on its basic documents, histories, and beliefs.

CAIR board chairman Omar Ahmed in 1998: "Those who stay in America should be open to society without melting, keeping Mosques open so anyone can come and learn about Islam. If you choose to live here, you have a responsibility to deliver the message of Islam...Islam isn't in America to be equal to any other faith, but to become dominant. The Koran, the Muslim book of scripture, should be the highest authority in America, and Islam the only accepted religion on earth."[(3)] (very similar to what Osama bin-Laden said in 2003)

"Kill the Unbelievers wherever you find them..." Sura 9.5 from the final and concluding chapter of the final and perfect revelation of God to Man, the Holy Qur'an. There are another 140 plus verses in the Holy Qur'an, all in context, almost all in the concluding chapters, which denigrate Jews, Christians, all other non-Muslims, and women. The Holy Qur'an is the equivalent of *Mein Kampf* to these IslamoNazis, teaching as much or more hatred for Jews as *Mein Kampf*, and teaching as much or more hatred for Christians as *Mein Kampf* did for untermenschen.

The Prophet Muhammad was the first Islamofascist terrorist. As "the most perfect human being that ever existed", and "the perfect person that every Muslim should try to emulate", Muhammad is a great example, since he personally cut the heads off of between six and nine-hundred Jews of one tribe in Medina because they verbally opposed him, did not want to convert to Islam, and did not want him preaching to them his warped version of Judaism and his new religion. There are many more example like the beheadings that make Muhammad a cross of the worst characteristics of Genghis Khan, Hitler, Stalin, and Tony Soprano, including the nine people he had assassinated, six for just verbally opposing him, without including his eleven wives, how horridly he taught that women were to be treated, and the pedophilia he practiced, which was OK in Arabia in the 7th century, but it is now enshrined within Islam for all time.

"I was ordered to fight all men until they say 'There is no god but Allah.'"
The Prophet Muhammad – in his farewell address in March of AD632

"We will export our revolution throughout the world....until the calls 'there is no god but Allah and Muhammad is the Messenger of Allah' are echoed all over the world."
Ayatollah Ruhollah Khomeini – Shia 1979

I was ordered to fight the people until they say there is no god but Allah, and his prophet Muhammad."
Osama bin Laden – Sunni November 2001

Given the above statements, and a study of Muhammad, the Ayatollahs of Iran, and Osama bin-laden and the radicals of today, it can be stated that the true followers of Allah per the Holy Qur'an and the Prophet Muhammad are the Ayatollahs, Osama, and the radicals. Those that obfuscate and publicly, to non-Muslims, deny the true teachings of Allah and Muhammad are the moderates that are fooling us by claiming that Islam is a Religion of Peace. However, Tawfik Hamid and the Muslims that know and admit they know the hatred and contempt that the Holy Qur'an and the holy documents teach and want to reform them are the true radicals that are trying to hi-jack Islam, and only they are the ones we should support. The "moderates" that are in denial will not step up to the plate to reform Islam or to truly stop the fount of the Islamists and terrorists – true Islam.

I am proud to stand tall with Sir. Winston S. Churchill, arguably the greatest Statesman of the 20th, or any, century who wrote:

"How dreadful are the curses which Mohammedanism lays on its votaries! Besides the fanatical frenzy, which is as dangerous in a man as hydrophobia in a dog, there is this fearful fatalistic apathy. The effects are apparent in many countries. Improvident habits, slovenly systems of agriculture, sluggish methods of commerce, and insecurity of property exist wherever the followers of the Prophet rule or live. A degraded sensualism deprives this life of its grace and refinement; the next of its dignity and sanctity. The fact that in Mohammedan law every woman must belong to some man as his absolute property‹either as a child, a wife, or a concubine‹must delay the final extinction of slavery until the faith of Islam has ceased to be a great power among men. Individual Moslems may show splendid qualities. Thousands become the brave and loyal soldiers of the Queen; all know how to die; but the influence of the religion paralyses the social development of those who follow it. No stronger retrograde force exists in the world. Far from being moribund, Mohammedanism is a militant and proselytizing faith. It has already spread throughout Central Africa, raising fearless warriors at every step; and were it not that Christianity is sheltered in the strong arms of science‹the science against which it had vainly struggled‹the civilisation of modern Europe might fall, as fell the civilisation of ancient Rome."[4]

I am also proud to stand tall with the sixth President of the United States, John Quincy Adams, who wrote;

"The precept of the Koran is, perpetual war against all who deny, that Mahomet is the prophet of God. The vanquished may purchase their lives, by the payment of tribute; the victorious may be appeased by a false and delusive promise of peace; and the faithful follower of the prophet, may submit to the imperious necessities of defeat: but the command to propagate the Moslem creed by the sword is always obligatory, when it can be made effective. The commands of the prophet may be performed alike, by fraud, or by force." [5]

A more complete selection of John Quincy Adams' writing is included in the documentation in my documentation titled AMERABIA, both the book and CD, under Tab O.

Taqqiya is the Shia word for the mainstream Islamic practice, in both the Sunni and Shia sects, of lying to hide the true nature of Islam from non-Muslims, and lying to both protect and defend Islam from non-Muslims. Kithman is the mainstream Islamic practice of supplying disinformation to non-Muslims, of stating a mustard seed of truth, and then changing the subject and throwing out a re-herring, or false story that takes time and energy to refute, or twisting the truth and omitting so much that it is unrecognizable. CAIR and Islamic groups globally practice Taqqiya and Kithman in their press releases, web sites, and E-mails on a daily basis.

I highly recommend four books to you, starting with *America Alone – The End of the World as We Know It* by Mark Steyn. He is not the only author nor is he the first author, but he, better than anyone else, puts the demographic picture together that could, in the end, destroy America. All of Western Europe, England, Russia, Canada, and large sections of South and Central America, plus Southeast Asia, are going to be demographically initially, with added violence later, overrun by these Islamofascists.

"([President] Bush has circulated copies of Natan Sharansky's *The Case for Democracy* to his staff, and recommended Mark Steyn's *America Alone*)".[6]

Joe Lieberman has said that "he was reading *America Alone* by Mark Steyn, who argues that Europe is being overwhelmed culturally and demographically by Islam."

"The thing I quote most from it is the power of demographics, in Europe particularly," Lieberman said. "But the other part is a kind of confirmation of what I know and what I've read elsewhere, which is that Islamist extremism has an ideology, and it's expansionist... We Americans will have ultimate responsibility for stopping this expansionism."[7]

Mitt Romney, at the Lincoln Day Events in Genesee County on April 28, 2007, personally responded to me that yes, he had read Mark Steyn's book, and that he found it to be a "powerful statement of the demographic dangers and challenges ahead of us".

The second book is The *West's Last Chance*, by Tony Blankley, the Editor of the Washington Times. It covers, from the political standpoint, how dangerous these IslamoNazis are going to be to the US. Blankley calls them a threat like the Nazis, and I believe he is understating the level of the problem. Imagine fighting WW II, only Russia, Britain, and Canada are on the Nazis' side. That is what the shooting part of WW III will probably look like in the latter half of this century.

Stuck between Islamofascist Western Europe and Islamofascist Russia (Moscow is already over 25% Chechen), before 2100 Lithuania and the rest of the Baltic and Eastern European states will be crushed just like they were in 1939-40 between Nazi Germany and Stalinist Russia. We won't have to worry about the Chechen rebels getting their hands on some rogue Russian nukes and suitcase bombs and selling them to al-Qaeda, the Chechens will possess the entire Russian arsenal and delivery system in partnership with al-Qaeda.

The third book is *Infidel* by Ayaan Hirsi Ali. This is her autobiography, which covers growing up in Somalia, fleeing to asylum in Holland, becoming a member of the Dutch Parliament, and then living under protection in fear of her life after the Islamofascist that slaughtered Theo Van Gogh left a note stabbed to his chest with the knife used to butcher him that promised a similar fate to Ali, just for speaking out and making a short movie regarding the truth about the how horridly women are treated within Islam. NewsMax reported that Laura Bush has placed *Infidel* at the top of her summer reading list. It covers her life enough for us to know that none of us would ever want our daughters, granddaughters, or anyone's daughters to be treated as she was, as the daughters of the Muslims in Europe, Canada, and even in the US will be to a greater or lesser extent.

The fourth book is *In the Words of Our Enemies* by Jed Babbin. His brand new tome covers, in the words not just of Osama and Zawahiri from al-Qaeda, but what Muslims globally say. "It is impossible to make peace with the Jews", Jihad against them is our worship", "Educating children to Jihad and hatred of the Jews, the Christians, and the infidels....This is what is needed now" are just a few quotes from *In the Words of Our Enemies*. It is a chilling and accurate telling of what they say, which documents that they hate us because we are not Muslims, are not willing to become Muslims, and that we are not Dhimmi (2nd class Jews and Christians), living in willing submission to Allah and Islamic, i.e. Sharia law as the only law of the land.

I make none of the charges in here lightly, and I make none of them without full confidence in my scholarship. I am willing to discuss or debate the information I have provided to you with anyone in the entire world, howsoever you desire. I would hope that you would read the four recommended books. I can provide you with, if you so desire, the information that I have put together, two books of over 800 pages each, both hard copy and CD, and solely on CD a third book of about 500 pages, which fully support everything stated herein. I can provide much more, if you so desire. I have read over 150 additional books, as the bibliography I can provide states, including the Holy Qur'an numerous times in 7 different translation, the Hadith by Bukhari and Moslem, the Sirra, and numerous biographies of Muhammad and histories of Islam and the impact of Islam today. I estimate that I have spent over 6,000 hours studying the subject since 9/11, to the detriment of everything else I do except work.

After my presentation at Ford's annual meeting, Allen Mullaly, Ford's new President recently hired from Boeing, looked me up in the lobby and personally introduced himself and thanked my for my presentation on the subject of Islam and *AMERABIA*. Mr Wagoner was less enamoured with me, but he was still amiable, and we did shake hands at the end of the GM meeting. I do not know if Ford and GM really will take it to heart that we must stop providing the enemies of America that wish for Americas destruction, and to ultimately kill us, with the aid and comfort we are currently providing with our oil money.

With 27 years as an automotive engineer working for GM, and 7 more working for DELPHI, I know what these auto companies can do when they want to – and what they will not do when they do not want to. They could easily far surpass the new CAFE standards if they wanted to, and with a proper law and a legally level playing field with the imports and transplants, there is no reason that Michigan or the US Auto Industry would lose a single job or a single vehicle sale. The fear mongering that the UAW, GM and Ford have done regarding CAFE and its effects is disingenuous.

Various historians, such as Victor Davis Hanson, and commentators, such as David Pryce Jones, believe that we are in the equivalent of the 1930's, with appeasement and willful ignorance ruling the day. We said we would never allow such a thing to happen again. We said we would never ignore and look past such obvious signs and writings again. Yet how many both know how to read and have read the Holy Qur'an? How many have taken the pronouncements of the Islamofascists, including Grand Ayatolluh Khamenei as well as Ahmadinejad, seriously. If you were to study Hitler and you knew that perhaps everything wasn't quite perfect with him in 1937, you wouldn't read a biography of him written by a Nazi or an apologist, such as Goebbels, you would read one written by an opponent that wasn't looking through rose colored glassed with blinders on. It is the same with a biography of the Prophet Muhammad. His actions as a Prophet almost make Hitler look like a nice guy.

There is much that is wrong with the energy bill, such as no emphasis on Nuclear, too little emphasis on developing domestic supplies and shale oil. The CAFE requirements, if anything, are far too lax.

Not only do we, the USA, need to stop funding these Islamofascists, but the rest of the world needs to do so also. The only way that is going to happen is to provide the world with an economically viable alternate supply base, and then make sure that no one ever buys oil from the Middle East again. To do that is going to take a lot of development and money, but what it will really take is willpower and the vision to see that this is one of our best chances to slow the onslaught of Radical Islam that Saudi Arabia, Iran, and the rest of the Middle East are promoting and shoving down our throats with our willing submission.

We cannot afford, as a nation, to wait for "Market Forces" to erase our and the worlds need to buy oil from the Middle East (much less Russia and Venezuela). We may very well lose this war no matter what we do with the CAFE rules and our oil policy, but to give up now is totally unbecoming for any American. This country is too good to not want it to continue. It is the future I want for my grandchildren and great-grandchildren to live in and prosper in, but that future is rapidly dimming. This is neither a Republican nor a Democratic issue; it is an American issue.

Every American should know that the USA may lose this war. Every American should know that Islam is not a Religion of Peace. Every American should have enough knowledge to act in the manner that full knowledge will bring. The US can lose this war with either party in charge.

There is much more that needs to be done besides ceasing to buy oil from the Middle East. The additional recommendations are included in my documentation.

It is almost six years since 9/11, and the actions we need to take are becoming more necessary each year.

If you have any questions or concerns, please contact me at your earliest opportunity.

I am looking forward to your response.

Regards,



Fredrick P. Wilson

[1] Interview by Amy Goodman 07JUN2006 "Thomas Friedman on "Petropolitics", Iraq, Israel-Palestine and the 'Excuse Makers'")
http://members.aol.com/gopbias/Petropolitics.html

[2] The Weekly Standard, 3/05/07, Volume 12, Issue 24 "Valentine's Day in Saudi Arabia" by Stephen Schwartz & Irfan al-Alawi

[3] Lisa Gardiner, "American Muslim leader urges faithful to spread Islam's message," San Ramon

[4] The River War, first edition, Vol. II, pages 248 50 (London: Longmans, Green

& Co., 1899).

(5) "Unsigned essays dealing with the Russo-Turkish War, and on Greece, written while JQA was in retirement, before his election to Congress in 1830" [Chapters X-XIV (pp. 267-402) in *The American Annual Register for 1827-28-29*. New York, 1830.] as stated in Front Page Magazine, "John Quincy Adams Knew Jihad" by Andrew G. Bostom – 29SEP2004

(6) "the Weekly Standard", 12MAR, 2007 – "Reader of the Free World – A literary luncheon with the president" by Irwin M. Stelzer

(7) NewsMax.com, Friday, 23FEB2007 – "Lieberman Warns Democrats: I May Join GOP"

Letter to Tony Dearing, Editor of the Flint Journal.

Your editorial in Sunday's paper, "Free speech right requires responsibility, too" was an interesting mix of verifiable truths, valid beliefs, and dichotomous statements that I believe contrast with what you actually print, that prompts me to write.

As my Op-ed submission stated, I derided the Journal for printing the statement "God may be no more real than the Easter Bunny (I have never seen either)", in the editorial by Jon Gutek (p. A10, 26OCT2007) which is an obviously biased statement against Christianity. The historical connection between the Christian God and the Easter Bunny is essentially non-existent, but it does demean, denigrate, and belittle anyone's belief in the Christian God: it is very insulting. Would the Journal have printed Gutek's editorial if he said that Temples and Mosques should also be taxed as secular hangouts, for there are many social events at our local houses of worship for all religions and beliefs? As the Jewish God is the same God as the Christian God, even though the Easter Bunny is not associated with Judaism, I don't know of a derisive comment he could have made regarding Judaism, but Allah could also have been derided. Fortunately, Christians have a good sense of proportions, even a good sense of humor, and the only repercussions will be letters to the editor.

If I was to write something that stated that Allah may be no more real than the Moon God of War (I have never seen either), what would you say about that? There is a valid historical connection between the Moon God of War and Allah, and yes, it does demean, denigrate, and belittle anyone's belief in the Muslim Allah: it is very insulting. As the Danish cartoons regarding picture portrayals of Muhammad showed us all, Muslims have no sense of humor, and the repercussions, as people were killed globally, was more than just writing scathing letters to the editor. Yet, in the basic teachings of Islam, there is no formal prohibition against the portrayal of the image of the Prophet. It can, however, be backed into by some circumlocutious reasoning.

Should we not all stand tall and apply editorial policies evenly? Why is Christian bashing OK, but only Christian bashing? I presume you do not call Christian Bashing, racism.

You stated that you do not print letters that "include derogatory racial references". Accolades.

Do you believe that Islam is a race? Arabs are a race. Not all Arabs are Muslims, although most are. There are wonderful, peaceful Christians, Jewish, and numerous other minority belief Arabs that share none of Islam's beliefs. Most Muslims are not Arabs. I believe the percentage of Muslims that are Arabs is around 17%. The percentage of Arabs that are Muslims is around 90%.

Islam is a religion, but as part and parcel of that religion, which may not be separable from it, it is also a political ideology and a way of life. If Islam was just a religion whose worshippers bowed down five times a day, did good deeds by everyone's definition, and then went to Heaven or Hell, however they were defined, I don't believe anyone would have any problem with it other than on a theocratic level.

I criticize Islam as a political Ideology. I criticize Muslims as followers of that political ideology. There is nothing racist about it. CAIR, the Council on American-Islamic Relations, is very careful to differentiate its denigrators. Those that oppose Islam, it calls Islamophobes, which is specifically attacking folks for their attacks on Islam, the religion and ideology. If anyone transgresses and errs and attacks Muslims as Arabs, as many people seem to use the terms interchangeably, then CAIR will charge people, perhaps validly so, perhaps not, also with being racist. Even CAIR, however, will slip from time to time and refer to Arabs interchangeably with Muslims.

There are outwardly peaceful Nazis in Toledo and Chicago. But we denigrate the ideology that they profess, peacefully or otherwise. Nazism was, and is, a racist ideology, but it had a political component also, for why else would Hitler, Eichmann, Himmler, etc. embrace Haj Amin al-Husseini, the Grand Mufti of Jerusalem, and the Muslims of the Middle East and Europe, and vice-versa? There were Nazis from all countries and backgrounds, and the Nazis of Germany embraced them all, ideologically.

So are we at war with all Muslims? Obviously not. But, we should be at war with the political ideology of Islam, any application of it, and the adherents of it.

Two book recommendations. The first is *Infidel* by Ayaan Hirsi Ali. This is, essentially, her autobiography. My very liberal wife found it to be a page-turner: she finished it in three days. Ali was born in Somalia, grew up there as a Muslim, acquired asylum in the Netherlands as a young adult, gave Theo Van Gogh the idea for and worked with him on the short film, "Submission", and was specifically named as the next target by Theo's assassins. She now resides in the USA. Laura Bush had this book at the top of her short list to read last summer. Ayaan Hirsi Ali is now an apostate from Islam, and she has stated that Muslims believe that we are all Infidels. If she spoke in Flint, would you cover that and quote her? Would you review her book? Tom Friedman, in an editorial printed by the Journal, has stated that Muslims believe they are religion 3.0, Christianity is version 2.0, and Judaism is 1.0, with everyone else being version 0.0. That is a very circumspect way to say that they believe we are all infidels.

The second book is one I acquired last summer, had Pete Hoekstra (Congressman, Holland MI) subsequently recommend it (he had started it) in an answer to an open forum question I asked him at the Republican Leadership meeting at Mackinaw last September, and I am half way through now. It is *Troublesome Young Men* by Lynne Olson. It covers the history of the young Tory rebels who brought Churchill to power against all odds, and helped save England. A large part of the story is that it was no sure thing that Churchill would replace Neville "Peace in our Times" Chamberlain. Without their efforts, castigated, derided, ostracized as they were, even by the mainstream liberal appeasement press in England throughout the late 30's and early 40's, Churchill would most likely never have become Prime Minister, or not until much later.

I would hope that you would apply your editorial policies fairly, that you would allow non-libelous, non-racist, non-threatening, non-violent or violence advocating, editorials to be printed, time and space permitting. You have permitted valid, accurate, verifiable quotation from the Bible previously: I would hope you would allow valid, accurate, verifiable quotations from the Holy Qur'an, as well as such quotations made by the Prophet Muhammad from the Hadith and the Sirra.

Regards,

Rick Wilson

Fredrick P. "Rick" Wilson
1305 Rollins Street,
Grand Blanc, MI 48439
PH: (810) 694-6628
E-mail: Shinano01@aol.com
October 28, 2007

ATT. V

IRAN'S FANATICAL AYATOLLAHS WILL USE NUKES

Iran's President is the puppet of the Ayatollahs. No one is even allowed to run for the office unless they have their approval. In 1997 only 4 out of 238 candidates were even approved to run. None of the Presidents can do or say anything unless the Ayatollahs approve of it.

Iran's Nuclear program was started in 1983 by the Ayatollah (Israel is the Little Satan: the US is the Great Satan) Khomeini with President Ayatollah Khamenei, who served until Khomeini died in 1989, then Khamenei became the Supreme Leader. Through Presidents Rafsanjani and Khatami the program continued to progress, and, while the Council of Ayatollahs felt weak, they shoveled the "moderate" presidents onto the West. Now, with Ahmadinejad, they no longer feel they have to hide very much from the west, and can speak openly.

Even with Iran's newfound "honesty", it is vital to remember that Taqqiya is the Shia word for the mainstream Islamic, both Shia and Sunni, practice to lie to hide the truth about Islam from non-Muslims, and to lie to protect and defend Islam from non-Muslims. The Iranian leaders also practice Kithman, or the Islamic practice of omitting information, of using misleading information to misdirect everyone, and of throwing out red-herrings so that everyone forgets about the item being questioned, and chases down the "red herring" (false, misleading, mostly irrelevant information).

I have had both Taqqiya and Kithman practiced upon me and many others for over 2 hours at the Islamic Center in Swartz Creek during the "Who is Muhammad?" program in February 2006. George Jaksa had Taqqiya practised on him that week by CAIR and Imam Adbul Malik of Islam House at 804 King St. If our own Sunni American Muslims will lie and dissemble about vital, factual information regarding Islam to American non-Muslims (100+ people), then certainly the Iranians have no compunctions against lying and misleading Americans.

Ahmadinejad's spiritual advisor is the influential Council member, Ayatollah Yazdi, known as the crocodile for his appearance and ultra hard-line orthodox Shia religious views as head of the fanatical Mahdi sect called the Hojatieh. The Return of the 12th Imam is more real to them than the resurrection of Jesus is to devout Christians. The Council of Ayatollahs' support Ahmadinejad and Yazdi. The 12th Imam cannot return until Jerusalem is ruled by Muslims and Israel no longer exists.

The Ayatollahs have stated that they might lose half of their population, but it would be worth it to land one bomb to destroy Israel. If they succeed they will be the greatest heroes of the Islamic world since the Prophet Muhammad and his cousin Ali.

The Ayatollahs have applauded that the Jews are all in one place so they can be eradicated more easily. Even Israel's 1200 fission and fusion bombs in a MAD scenario will not deter them. The Ayatollahs believe that if one Radical Muslim is left standing after we are all gone, they win. There are 1.4 billion Muslims today, and there will be 2.8

billion Muslims by 2025. After Iran destroys Israel, they will use their nukes to threaten, intimidate, and possibly destroy everyone else, including the USA.

"...Muhammad ElBaradei (International Atomic Energy Agency [IAEA] chief) stunned fellow UN inspectors in the spring of 1991, just after Saddam's defeat in the Gulf War, by telling them he was sure that Iraq had no clandestine nuclear weapons program and was hiding nothing from them.

"I know this for a fact, he said, after his inspection team had emerged from a frustrating encounter with the Iraquis. They have sworn this to me as brother Arabs. They would not lie to me! He insisted." (1) Taqqiya, anyone?

"Brother Arabs" indeed! Did he mean Brother Muslims? When Saddam's two sons-in-law and their families defected to Jordan in 1995, they spilled the beans about Saddam's nuclear program, which the inspectors had not been able to find in over 3 years of searching. What they found under the sons-in-laws directions astounded them. Saddam had a massive, vibrant, robust program that was a year or so away from a bomb once he had acquired the fissile material (think yellow cake from Niger). The two sons-in-law were publicly forgiven by Saddam, they and their families returned to Baghdad to his welcoming arms, and Saddam then had them both killed. I don't know what Saddam did to his daughters and grand-children, but I bet it wasn't nice.

ElBaradei now agrees with the new NIE, which is an assurance that it is fatally flawed and grossly understates the threat.

The NIE released today says Iran is still enriching nuclear material for a bomb (enriching it far beyond anything needed for a peaceful reactor/power program), and is still developing missiles to deliver them with. The only thing the Iranians stopped developing, according to our "no agents in Iran" intelligence agencies, is the mating of warheads to missiles. Given the opinions with no agents information or verifiable hard intelligence to analyze, this NIE supports the need to continue to confront Iran even more than the Bush Administration is currently been doing. Israel's intelligence agency, which does have agents inside of Iran, disagrees with the NIE. Their lives depend on the accuracy of this intelligence today: our lives won't until after Israel is gone, when it will be too late.

Nothing short of regime change will stop the Iranian nuclear bomb program, and regime change cannot occur without outside intervention. The Ayatollahs will not fold like the Shah; they will remain in charge until the last Revolutionary Guard muhajideen is no longer standing. The Ayatollahs will need to be imprisoned (outside of Iran, preferably) or eradicated and the Revolutionary Guard will need to be defeated in the same manner that the SS and Hitler Youth in Nazi Germany were defeated before Iran will give up its nuclear bomb program.

F. P. Wilson 04Dec2006

(1) Shadow Warriors by Kenneth Timmerman, p. 53

ATT. W

U.S. Intel Possibly Duped by Iran

By: Kenneth R. Timmerman - Tuesday, December 4, 2007 9:38 AM

A highly controversial, 150 page National Intelligence Estimate (NIE) on Iran's nuclear programs was coordinated and written by former State Department political and intelligence analysts — not by more seasoned members of the U.S. intelligence community, Newsmax has learned.

Its most dramatic conclusion — that Iran shut down its nuclear weapons program in 2003 in response to international pressure — is based on a single, unvetted source who provided information to a foreign intelligence service and has not been interviewed directly by the United States.

Newsmax sources in Tehran believe that Washington has fallen for "a deliberate disinformation campaign" cooked up by the Revolutionary Guards, who laundered fake information and fed it to the United States through Revolutionary Guards intelligence officers posing as senior diplomats in Europe.

Dangerous Game

The National Intelligence Council, which produced the NIE, is chaired by Thomas Fingar, "a State Department intelligence analyst with no known overseas experience who briefly headed the State Department's Bureau of Intelligence and Research," I wrote in my book "Shadow Warriors: The Untold Story of Traitors, Saboteurs, and the Party of Surrender."

Fingar was a key partner of Senate Democrats in their successful effort to derail the confirmation of John Bolton in the spring of 2005 to become the U.S. permanent representative to the United Nations.

As the head of the NIC, Fingar has gone out of his way to fire analysts "who asked the wrong questions," and who challenged the politically-correct views held by Fingar and his former State Department colleagues, as revealed in "Shadow Warriors."

In March 2007, Fingar fired his top Cuba and Venezuela analyst, Norman Bailey, after he warned of the growing alliance between Castro and Chavez.

Bailey's departure from the Office of the Director of National Intelligence (ODNI) was applauded by the Cuban government news service Granma, who called Bailey "a patent relic of the Reagan regime." And Fingar was just one of a coterie of State Department officials brought over to ODNI by the first director, career State Department official John Negroponte.

Collaborating with Fingar on the Iran estimate, released on Monday, were Kenneth Brill, the director of the National Counterproliferation Center, and Vann H. Van Diepen, the National Intelligence officer for Weapons of Mass Destruction and Proliferation.

"Van Diepen was an enormous problem," a former colleague of his from the State Department told me when I was fact gathering for "Shadow Warriors."

"He was insubordinate, hated WMD sanctions, and strived not to implement them," even though it was his specific responsibility at State to do so, the former colleague told me.

Kenneth Brill, also a career foreign service officer, had been the U.S. representative to the International Atomic Energy Agency in Vienna in 2003-2004 before he was forced into retirement.

"Shadow Warrior" reports, "While in Vienna, Brill consistently failed to confront Iran once its clandestine nuclear weapons program was exposed in February 2003, and had to be woken up with the bureaucratic equivalent of a cattle prod to deliver a single speech condemning Iran's eighteen year history of nuclear cheating."

Negroponte rehabilitated Brill and brought the man who single-handedly failed to object to Iran's nuclear weapons program and put him in charge of counter-proliferation efforts for the entire intelligence community.

Christian Westermann, another favorite of Senate Democrats in the Bolton confirmation hearings, was among the career State Department analysts tapped by Fingar and Brill.

As a State Department intelligence analyst, Westermann had missed the signs of biological weapons development in Cuba, and played into the hands of Castro apologist Sen. Christopher Dodd, D, Conn., by continuing to use impeached intelligence reports on Cuba that had been written by self-avowed Cuban spy, Ana Belen Montes.

"After failing to recognize the signs of biological weapons development in Cuba and Cuba's cooperation with Iran, Westermann was promoted to become national intelligence officer for biological weapons," I wrote.

"Let's hope a walk-in defector from Iranian intelligence doesn't tell us that Iran has given biological weapons to terrorists to attack new York or Chicago," I added, "because Westermann will certainly object that the source of that information was not reliable — at least, until Americans start dying."

It now appears that this is very similar to what happened while the intelligence community was preparing the Iran NIE.

The Defector

My former colleague from the Washington Times, Bill Gertz, suggests in today's print edition of the paper that Revolutionary Guards Gen. Alireza Asgari, who defected while in Turkey in February, was the human source whose information led to the NIE"s conclusion that Iran had stopped its nuclear weapons program in 2003.

But intelligence sources in Europe told Newsmax in late September that Asgari's debriefings on Iran's nuclear weapons programs were "so dramatic" that they caused French President Nicolas Sarkozy and his foreign minister to speak out publicly about the threat of a nuclear-armed Iran.

Sarkozy stunned his countrymen when he told an annual conference of French ambassadors on Aug. 27, 2007, that Iran faced a stark choice between shutting down its nuclear program, or tougher international sanctions and ultimately, war.

"This approach is the only one that allows us to escape from a catastrophic alternative: an Iranian bomb, or the bombing of Iran," Sarkozy said.

Three weeks later, Foreign Minister Bernard Koucher warned in a televised interview that the world's major powers needed to toughen sanctions on Iran to prevent Tehran from getting the bomb and to prevent war. "We must prepare for the worst," Kouchner said. "The worst, sir, is war."

Those comments were prompted by reports that were given to the French president about Iran's nuclear weapons program derived from debriefings of the defector, Gen. Ashgari, a Newsmax intelligence source in Europe said.

Ashgari is the highest-level Iranian official to have defected to the West since the Islamic revolution of 1979. His defection set off a panic in Tehran.

As a senior member of the general staff of the Revolutionary Guards Corps, Asgari had access to highly-classified intelligence information, as well as strategic planning documents, as I reported at the time.

A damage assessment then underway in Tehran was expected to "take months" to complete, so extensive was Asgari's access to Iran's nuclear and intelligence secrets.

Asgari had detailed knowledge of Iranian Revolutionary Guards units operating in Iraq and Lebanon because he had trained some of them. He also knew some of the secrets of Iran's nuclear weapons program, because he had been a top procurement officer and a deputy minister of defense in charge of logistics. But Asgari never had responsibility for nuclear weapons development, and probably did not have access to information about the status of the secret programs being run by the Revolutionary Guards, Iranian sources tell Newsmax.

In an effort to cover up the failure of Iranian counter-intelligence to prevent Asgari's defection, a Persian language Web site run by the former Revolutioanry Guards Comdr. Gen. Mohsen Rezai claimed in March that Asgari was on a CIA "hit list" of 20 former Revolutionary Guards officers and had been assassinated.

The Senate intelligence committee will be briefed today on the NIE, and the House committee on Wednesday.

But already, the declassified summary has Republicans grumbling on Capitol Hill.

"We want to know why we should believe this," one congressional Republican told Newsmax. "This is such a departure from the past and there are so many unanswered questions."

While the intelligence community is supposed to report just the facts and its assessment of those facts and their reliability to policy-makers, this NIE clear advocates policy positions.

"Our assessment that the program probably was halted primarily in response to international pressure suggests Iran may be more vulnerable to influence on the issue that we judged previously," the NIC wrote in the declassified "Key Judgments" of the NIE.

The NIE opined that the new assessment leads to the policy conclusion that the United States should offer "some combination of threats of intensified international scrutiny and pressures, along with opportunites," in order to lock in Iranian good behavior.

This carrot and stick approach has been the State Department's preferred policy for the past 27 years, and has only strengthened the resolve of Iran's leaders to continue defying the United States. "Those [countries that] assume that decaying methods such as psychological war, political propaganda and the so-called economic sanctions would work and prevent Iran's fast drive toward progress are mistaken," Ahmadinejad said in Tehran in September at a military parade.

By "progress" Ahmadinejad was referring to Iran's recently-declared success at enriching uranium.

Democrats on the House and Senate intelligence committees "have been running around with big smiles on their faces," a Republican source tells Newsmax.

Republicans on the committees intend to ask for more information on the sourcing of this latest NIE during closed door briefings today and tomorrow.

http://www.newsmax.com/timmerman/iran_nukes/2007/12/04/54359.html
Accessed 04Dec2007

ATT. X

Hezbollah's Billion Petrodollars

by Walid Phares
Posted 01/11/2008 ET – Human Events

A few weeks ago, articles published around the world reported that Hezbollah is undergoing two major changes. Both portend greater violence from the Iranian-sponsored global terrorist network.

The first change is a shift in leadership responsibilities. A report published initially in the Saudi owned Sharq al Awsat said the office of Ayatollah Khomenei appointed deputy secretary general Sheikh Naim Qassim as the new supreme commander of Hezbollah forces and the personal representative of the Ayatollah in Lebanon. Sheikh Hassan Nasrallah, according to this report remains as secretary general of the organization. Sources said this change in control and command is because of "differences in opinions" between Narsrallah and Qassim.

The Hezbollah media arm rushed to deny the veracity of this shift. But observers with direct knowledge of the organization's inside structure said Khamenei indeed ordered changes in Hezbollah's structures, but not because of differences between its leaders. They said it was in preparation for a potential massive move by Hezbollah to seize more power in Lebanon and before a possible clash with the Lebanese Government and the United Nations over the disarmament process.

Sources believe the assassination of Brigadier General Francois Hajj, director of operations in the Lebanese Army was another preemptive measure ordered by the Pasdaran command in Lebanon. Hajj was slated to become the next commander of the Lebanese Army. The latter was to deploy across Lebanon and eventually begin the collection of weapons. Hence, believe the observers, a Syro-Iranian order was issued to preempt and eliminate a man who could have become the military commander to force Hezbollah to disarm. This would have been compared to the al Qaeda elimination of Masoud Shah in September 2001 just before the 9/11 strikes. Hence, the concerns that the assassination and the reshuffling within the organization may be a prelude to dramatic move by the Iranian funded Terror group. Which lead to the other important information revealed by al Shaq al Awsat and published in the leading Lebanese Newspaper al Nahar. The second major change according to these reports Hezbollah is a huge increase in annual budget funded by Tehran. Hezbollah's funding was elevated from $400 million

US to $1 billion. This ballistic leap would enable the organization to crush any opponent inside Lebanon and engage in worldwide operations against Western Democracies and Arab moderates. According to experts in Lebanon, the $400 millions figure was enough to pay for hundreds of social centers and thousands of salaries enough to insure a full control over the Shia community, its representatives in Parliament and buy significant influence inside the Sunni, Druze and particularly Christian community. One hundred million dollars alone, could pay for the activities of movements opposed to the Cedars Revolution and the democratically elected Government of Seniora.

Hezbollah obtained support in the Christian districts and launched media outlets across the country. Another thirty millions can put enormous pressures on soldiers and officers of the various sectors of defense and security. In return the Government branches and the military have been deprived from solid financial support coming from outside the country. Those who rose against the Syrian occupation were mostly from the deprived and oppressed segments of civil society. And those who dared opposing Hezbollah's domination of the country lacked the basic means of NGOs. The confrontation was totally unbalanced. Iran was pouring 400 millions of Petrodollars to roll back the Cedars Revolution while the latter was highly praised overseas but wasn't a recipient of freedom funds.

But if $400 million can buy Hezbollah a magic place under Lebanon's sun, what would a $1 billion do? Observers in Lebanon say: "anything anywhere." Indeed the Moguls of the so-called "resistance" have been able to create alternative TV and radio stations, launch multiple dailies, pay for a nonstop sit-in across Downtown Beirut, and more importantly leap to hyper international power. Over the past year the Iranian-funded hydra is said to have hired PR companies from Beirut to major capitals to wage the mother of all wars of ideas not just against the vulnerable Cedars Revolution in Lebanon but also in defense of Ahmedinijad's nuclear strategy. Indeed, stories filed out of Tehran can't be credible. But reports and analysis sprayed from dozens of apparently neutral web sites or forwarded from credible journalistic sources can do devastation in the West. And what better launching pad than Beirut, cultural capital of the Arab world, to use? All what the Iranian funded organization has to do is to "double" if not "triple" the income of any person of interest in any sector of choice: media, academia, military, consulting, intelligence, etc. both in Lebanon but also around the world, including if needed in the United States.

One Billion dollars spent on Hezbollah in Lebanon can have ripple effects as far as

Detroit and Argentina. There is no native force in Lebanon that can match this tidal wave nor even one tenth of it. This is Iran's Petro power deployed on the Eastern Mediterranean not a local social movement building orphanages. A month ago as I was participating in a cross fire program on al Jazeera facing off with a coordinator of Iranian propaganda in the Arab world, I was asked why the US maintains a Navy in the Middle East. "Where are Iran's fleets," he asked. I replied that the Iranian regime maintains land fleets. "Hezbollah's 30,000 rockets and its millions of dollars is an Iranian fleet" I answered.

http://www.humanevents.com/article.php?print=yes&id=24372
Accessed 12Jan2008

ATT. Y

Saudi Arabia is hub of world terror

The desert kingdom supplies the cash and the killers

Nick Fielding and Sarah Baxter, Washington

It was an occasion for tears and celebration as the Knights of Martyrdom proclaimed on video: "Our brother Turki fell during the rays of dawn, covered in blood after he was hit by the bullets of the infidels, following in the path of his brother." The flowery language could not disguise the brutal truth that a Saudi family had lost two sons fighting for Al-Qaeda in Iraq.

The elder brother, Khaled, had been a deputy commander of a crack jihadist "special forces" unit. After his "glorious" death, Turki took his place.

"He was deeply affected by the martyrdom of his brother," the Knights said. "He became more ambitious and more passionate about defending the land of Islam and dying as a martyr, like his brother."

Turki's fervent wish was granted earlier this year, but another Saudi national who travelled to Iraq had second thoughts. He was a graduate from a respectable family of teachers and professors who was recruited in a Saudi Arabian mosque and sent to Iraq with $1,000 in travel expenses and the telephone number of a smuggler who could get him across the Syrian border.

In Iraq he was ordered to blow himself up in a tanker on a bridge in Ramadi, but he panicked before he could press the detonator. He was arrested by Iraqi police. In a second lorry, another foreign fighter followed orders and died.

King Abdullah was surprised during his two-day state visit to Britain last week by the barrage of criticism directed at the Saudi kingdom. Officials were in "considerable shock", one former British diplomat said.

Back home the king is regarded as a modest reformer who has cracked down on home-grown terrorism and loosened a few relatively minor restrictions on his subjects' personal freedom.

With oil prices surging, Saudi Arabia is growing in prosperity and embracing some modern trappings. Bibles and crucifixes are still banned, but internet access is spreading and there are plans for "Mile High Tower", the world's tallest skyscraper, in Jeddah. As a key ally of the West, the king had every reason to expect a warm welcome.

Yet wealthy Saudis remain the chief financiers of worldwide terror networks. "If I could somehow snap my fingers and cut off the funding from one country, it would be Saudi Arabia," said Stuart Levey, the US Treasury official in charge of tracking terror financing.

Extremist clerics provide a stream of recruits to some of the world's nastiest trouble spots.

An analysis by NBC News suggested that the Saudis make up 55% of foreign fighters in Iraq. They are also among the most uncompromising and militant.

Half the foreign fighters held by the US at Camp Cropper near Baghdad are Saudis. They are kept in yellow jumpsuits in a separate, windowless compound after they attempted to impose sharia on the other detainees and preached an extreme form of Wahhabist Islam.

In recent months, Saudi religious scholars have caused consternation in Iraq and Iran by issuing fatwas calling for the destruction of the great Shi'ite shrines in Najaf and Karbala in Iraq, some of which have already been bombed. And while prominent members of the ruling al-Saud dynasty regularly express their abhorrence of terrorism, leading figures within the kingdom who advocate extremism are tolerated.

Sheikh Saleh al-Luhaidan, the chief justice, who oversees terrorist trials, was recorded on tape in a mosque in 2004, encouraging young men to fight in Iraq. "Entering Iraq has become risky now," he cautioned. "It requires avoiding those evil satellites and those drone aircraft, which own every corner of the skies over Iraq. If someone knows that he is capable of entering Iraq in order to join the fight, and if his intention is to raise up the word of God, then he is free to do so."

The Bush administration is split over how to deal with the Saudi threat, with the State Department warning against pressure that might lead the royal family to fall and be replaced by more dangerous extremists.

"The urban legend is that George Bush and Dick Cheney are close to the Saudis because of oil and their past ties with them, but they're pretty disillusioned with them," said Stephen Schwartz, of the Centre for Islamic Pluralism in Washington. "The problem is that the Saudis have been part of American policy for so long that it's not easy to work out a solution."

According to Levey, not one person identified by America or the United Nations as a terrorist financier has been prosecuted by Saudi authorities. A fortnight ago exasperated US Treasury officials named three Saudi citizens as terrorist financiers. "In order to deter other would-be donors, it is important to hold these terrorists publicly accountable," Levey said.

All three had worked in the Philippines, where they are alleged to have helped to finance the Abu Sayyaf group, an Al-Qaeda affiliate. One, Muham-mad Sughayr, was said to be the main link between Abu Sayyaf and wealthy Gulf donors.

Sughayr was arrested in the Philippines in 2005 and swiftly deported to Saudi Arabia after pressure from the Saudi embassy in Manila. There is no evidence that he was prosecuted on his return home.

This year the Saudis arrested 10 people thought to be terrorist financiers, but the excitement faded when their defence lawyers claimed that they were political dissidents and human rights groups took up their cause.

Matthew Levitt, a former intelligence analyst at the US Treasury and counter-terrorism expert at the Washington Institute for Near East Policy, believes the Saudis could do more. He said: "It is important for the Saudis to hold people publicly accountable. Key financiers have built up considerable personal wealth and are loath to put that at risk. There is some evidence that individuals who have been outed have curtailed their financial activities."

In the past the Saudis openly supported Islamic militants. Osama Bin Laden was originally treated as a favourite son of the regime and feted as a hero for fighting the Soviets in Afghanistan. Huge charitable organisations such as the International Islamic Relief Organisation and the al-Haramain Foundation – accused in American court documents of having links to extremist groups – flourished, sometimes with patronage from senior Saudi royals.

The 1991 Gulf war was a wake-up call for the Saudis. Bin Laden began making vitriolic attacks on the Saudi royal family for cooperating with the US and demanded the expulsion of foreign troops from Arabia. His citizenship was revoked in 1994. The 1996 attack on the Khobar Towers in Dhahran, which killed 19 US servicemen and one Saudi, was a warning that he could strike within the kingdom.

As long as foreigners were the principal targets, the Saudis turned a blind eye to terror. Even the September 11 attacks of 2001, in which 15 of the 19 hijackers were Saudis, could not shake their complacency. Despite promises to crack down on radical imams, Saudi mosques continued to preach hatred of America.

The mood began to change in 2003 and 2004, when Al-Qaeda mounted a series of terrorist attacks within the kingdom that threatened to become an insurgency. "They finally acknowledged at the highest levels that they had a problem and it was coming for them," said Rachel Bronson, the author of Thicker than Oil: America's Uneasy Partnership with Saudi Arabia.

Assassination attempts against security officials caused some of the royals to fear for their own safety. In May 2004 Islamic terrorists struck two oil industry installations and a foreigners' housing compound in Khobar, taking 50 hostages and killing 22 of them.

The Saudi authorities began to cooperate more with the FBI, clamp down on extremist charities, monitor mosques and keep a watchful eye on fighters returning from Iraq.

Only last month Grand Mufti Sheikh Abdul-Aziz al-Sheikh, the kingdom's leading cleric, criticised gullible Saudis for becoming "convenient knights for whoever wants to exploit their zeal, even to the point of turning them into walking bombs".

And last week in London, King Abdullah warned young British Muslims not to become involved with extremists.

Yet the Saudis' ambivalence towards terrorism has not gone away. Money for foreign fighters and terror groups still pours out of the kingdom, but it now tends to be carried in cash by couriers rather than sent through the wires, where it can be stopped and identified more easily.

A National Commission for Relief and Charity Work Abroad, a nongovernmental organisation that was intended to regulate private aid abroad to guard against terrorist financing, has still not been created three years after it was trumpeted by the Saudi embassy in Washington.

Hundreds of Islamic militants have been arrested but many have been released after undergoing reeducation programmes led by Muslim clerics.

According to the daily Alwa-tan, the interior ministry has given 115m riyals (£14.7m) to detainees and their families to help them to repay debts, to assist families with health care and housing, to pay for weddings and to buy a car on their release. The most needy prisoners' families receive 2,000-3,000 riyals (£286 to £384) a month.

Ali Sa'd Al-Mussa, a lecturer at King Khaled University in Abha, protested: "I'm afraid that holding [extremist] views leads to earning a prize or, worse, a steady income."

Former detainees from the US military prison at Guantanamo Bay in Cuba are also benefiting. To celebrate the Muslim holiday of Eid, 55 prisoners were temporarily released last month and given the equivalent of £1,300 each to spend with their families.

School textbooks still teach the Protocols of the Elders of Zion, a notorious antiSemitic forgery, and preach hatred towards Christians, Jews and other religions, including Shi'ite Muslims, who are considered heretics.

Ali al-Ahmed, director of the Washington-based Institute for Gulf Affairs, said: "The Saudi education system has over 5m children using these books. If only one in 1,000 take these teachings to heart and seek to act on them violently, there will be 5,000 terrorists."

In frustration, Arlen Specter, the Republican senator for Pennsylvania, introduced the Saudi Arabia Accountability Act 10 days ago, calling for strong encouragement of the Saudi government to "end its support for institutions that fund, train, incite, encourage or in any other way aid and abet terrorism".

The act, however, is expected to die when it reaches the Senate foreign relations committee: the Bush administration is counting on Saudi Arabia to help stabilise Iraq, curtail Iran's nuclear and regional ambitions and give a push to the Israeli and Palestinian peace process at a conference due to be held this month in Annapolis, Maryland.

"Do we really want to take on the Saudis at the moment?" asks Bronson. "We've got enough problems as it is."

Additional reporting: Marie Colvin and Ben Hardy, Jeddah

A Congressman for Jihad

By Robert Spencer
FrontPageMagazine.com | 1/17/2008

Former U.S. Congressman Mark Deli Siljander (R-MI) was indicted Wednesday for money laundering, conspiracy and obstruction of justice, in connection with charges that a Muslim charity, the Islamic American Relief Agency (IARA), was involved in efforts to finance the Afghan jihad terrorist Gulbuddin Hekmatyar. The IARA was named a specially designated global terrorist organization by the U.S. Treasury Department in 2004.

John F. Wood, U.S. Attorney for the Western District of Missouri, declared: "An organization right here in the American heartland allegedly sent funds to Pakistan for the benefit of a specially designated global terrorist with ties to al-Qaeda and the Taliban.... The indictment also alleges that a former congressman engaged in money laundering and obstruction of a federal investigation in an effort to disguise IARA's misuse of taxpayer money that the government had provided for humanitarian purposes."

According to the indictment, the IARA sent around $130,000 to bank accounts controlled by its parent organization, the Islamic Relief Agency (ISRA), in Peshawar, Pakistan, where the money went to Hekmatyar's activities. The ISRA's headquarters are in Khartoum, Sudan, with the Columbia, Missouri-based IARA as its American office until it was shut down. According to the Treasury Department, "IARA is formerly affiliated with Maktab Al-Khidamat (MK), which was co-founded and financed by UBL [Osama bin Laden] and is the precursor organization of al Qaida." The IARA has also funneled money to Hamas.

How did an American congressman get mixed up with a group co-founded and financed by Osama bin Laden? The indictment charges that the IARA hired Siljander in 2004 to lobby for its removal from a Senate Finance Committee list of organizations suspected of supporting terrorism, and reinstatement as an "approved government contractor." The IARA, according to the indictment, paid in $50,000 that had been stolen from the U.S. Agency for International Development (USAID) – and Siljander is also charged with helping to launder other money stolen from USAID. The IARA, then known as the Islamic African Relief Agency, had received the funds for relief work in Mali. Questioned by the FBI in December 2005 and April 2007, Siljander lied, says the indictment, about his connections with the IARA – he told agents that he had not been hired by IARA and had simply received "donations" from them to help him write a book about Islam and Christianity.

And that may provide a clue as to what may have led Siljander down this path, or how he justified it to himself. In a revealing November 2007 address, Siljander described how his thought evolved, and spoke of his forthcoming book, *A Deadly Misunderstanding: A Congressman's Quest to Bridge the Muslim-Christian Divide*, which was set to be published this summer. Siljander said that during his tenure in Congress (1981-1987), he was angry when the Qur'an was read during the National Prayer Breakfast. He wrote to the Breakfast's emcee: "How can you read the book of the devil at a prayer breakfast?"

Afterward, however, he began to read the Qur'an himself, and was impressed: "I found out that Jesus was mentioned in the Quran 110 times, either directly or indirectly, and there was not a single word about Jesus that was horrible, disgraceful or, in my opinion, inconsistent with what the Bible says about him." He explained that he had discovered "paradigm crashing" ways to harmonize Christian and Islamic beliefs on issues on which the two religions disagree, and hoped they would "create a movement, a dynamic" to bring Christians and Muslims together.

Siljander also spoke about his meeting with Sudan's Omar al-Bashir, one of the architects of the Darfur tragedy, when he went to Sudan for the UN in 2006 to mediate the Darfur conflict. Al-Bashir was so impressed with his "paradigm crashing" views of Islam and Christianity, said Siljander, that he had him address the Khartoum Sharia Law School. "We were the first white American Christians to speak on a Friday afternoon at the Khartoum mosque," Siljander noted. "That happened, not because we're so good looking, but because we built bridges of respect."

Siljander's lying to FBI agents about the nature of his relationship with the IARA suggests that he had no illusions about what he had gotten into. Still, it may be that his indictment today is the bitter fruit of his naivete. Siljander would not be the first naïve Westerner to establish, out of zeal to build bridges of respect between Muslims and Christians, ties with Muslims who had a far deeper connection to the global jihad than he would ever have imagined. Siljander's experience should also serve as a cautionary tale for all who pursue "bridge-building" and "dialogue": while these may be laudable, they are beset with pitfalls, and the universal purveying of the politically correct fiction that Islam is a religion of peace that has been hijacked by a tiny minority of extremists has only had the effect of leading many to grow complacent about many areas in which jihadists are actively operating – notably, Islamic charities. Were there a more forthright and honest public discussion of the elements of Islam that jihadists use among peaceful Muslims to recruit and motivate terrorists, Siljander may never have succumbed to the naïvete that he manifested in his November 2007 address.

If he was really naïve at all. Columnist Debbie Schlussel opines that Siljander is less naïve than greedy. Having worked with him in his Congressional office in the 1980s, she remembers him before his change of heart, and recalls that he was a "Born-Again Evangelical Christian. We had fast days in his office. There were prayer circles. So deeply religious and so deeply against the Islamic threat, Siljander was known, at the time, as the most pro-Israel Congressman on Capitol Hill, with many Jewish and pro-Israel Evangelical contributors from all over the world." She said that Siljander "was decades ahead of his time in understanding the Islamist threat worldwide and to America. That he'd reverse course sickens and saddens me."

Schlussel doubts Siljander's story of the evolution of his thought concerning Islam. "I don't believe he thinks any differently about Islam — and this is all phony...He was just too enlightened about what Islam was all about when I worked for him to change for anything but cash." At her website she wrote: "I think this was about money. Since he lost his Congressional seat, he was hard up for money and was involved in many failed business ventures, including an AIDS-Test-By-Mail. (He also ran, unsuccessfully, for Congress from Virginia.) Desperation and money do bad things."

Ultimately, whether he was motivated by a naïve hope to bridge the gap between the Muslim world and the West, or by a simple need for money, or by something else, the outcome is the same: if the charges are true, Siljander was working with people dedicated to the destruction of the United States, and working to that end under the guise of charitable activity while funding violent jihad against Israel and against American troops in Afghanistan. It may be that he is among the multitudes in America today who fail to take this threat seriously – after all, there has not been a major terror attack on American soil since 9/11. It may be that, if he was aware of the IARA's activities on behalf of Hamas and in Sudan, that he saw both – again like so many multitudes of Americans -- as regional conflicts with no geopolitical significance beyond those regions. Had he had a full and informed awareness of how Islamic charities, because of the nature of Islamic charitable giving and the status of jihad in Islam, are so often tied to jihadist activity, he might have hesitated to get involved with the IARA, even though it did bill itself as a "relief agency." Had he had a comprehensive understanding of the jihad ideology, and an appreciation of the significance of some of the IARA's choices of venue for its labors, he might have thought twice – unless, of course, the money was good enough to overcome even that. America fights against global jihadists with, thanks to the oil weapon, an essentially inexhaustible supply of income. The Saudis in particular use that money to buy armies of Mark Siljanders – lobbyists who fight for their causes in Washington with complete ignorance of or indifference to the ways in which our own national interests are thus compromised.

The best outcome of the Mark Siljander indictment would be an investigation of those lobbying efforts, and the framing of new laws that would require complete transparency as to the origin of the funds used by Muslim groups to pay such lobbyists. The case should also lead to a comprehensive reevaluation of Islamic charities, and a call to those still operating to cooperate fully with investigations of the jihadist money trail.

If the charges against him are true, Siljander's story is a tragedy. But it could yet bear good fruit, in an American public newly prepared to meet the multifaceted challenge of the global Islamic jihad.

http://www.frontpagemag.com/Articles/Read.aspx?GUID=56E8D09A-5CA4-4B46-8949-8B8A7BD72578
Accessed 17Jan2008

ATT. AA

Dems Speak No Evil Of Islamic Jihad

By INVESTOR'S BUSINESS DAILY | Posted Monday, January 07, 2008 4:20 PM PT

War On Terror: If the New Hampshire debates settled anything, it's which party has the stomach to take on radical Islam. The Democrats couldn't even identify the enemy. Not once. Really.

We scanned the transcripts of Saturday's debates hosted by ABC News and tallied up the references to Islamic terrorism. The rhetorical divide between Democrats and Republicans on that score alone — ignoring the yawning gaps in policy — is stunning.

None of the four Democrat presidential candidates — despite running for an office that demands they lead the ongoing global war against Islamic extremists — could bring himself or herself to define the enemy we face as Islamic.

Their combined references to "Islam" or "Islamic" totaled zero — even though moderator Charles Gibson prompted them with a question about "Islamic radicals" threatening the U.S. with nuclear terrorism.

But Democrats refused to go there. Out of respect for their constituency, there was a complete blackout regarding Islamic jihad.

Instead, Hillary Clinton defined the enemy generically as "stateless terrorists," while Barack Hussein Obama complained about the "politics of fear" that he thinks accurately defining the enemy has created.

John Edwards, meanwhile, continued to wage his own personal jihad against a phantom enemy of "irresponsible" corporations — from pharmaceutical and insurance companies to oil giants and multinational corporations.

Republicans, on the other hand, called the enemy by its proper name.

The candidates referred to terrorists and terrorism as "Islamic," while also citing radical "Islam" as the problem, no less than 22 times. For example:

• Rudy Giuliani argued the U.S. must stay "on offense against Islamic terrorism."

• Mike Huckabee said the source of the threat we face is from the "radical Islamic faith." "This is an Islamic problem," he said. "This is a jihadist problem. This is an Islamofascism problem."

Huckabee elaborated: "They are prompted by the fact that they must establish a worldwide caliphate that has nothing to do with us other than we live and breathe, and their intention is to destroy us."

• John McCain warned that "the transcendent challenge of the 21st century is radical Islamic extremists."

• Mitt Romney said the "philosophy of radical jihadism says, 'We want to kill.' "

• Fred Thompson asserted, "We are in a global war with radical Islam. They declared war on us a long, long time ago. We took note, really, for the first time on Sept. 11, 2001."

They get it. Democrats don't. They talked a lot about "fighting" — fighting insurance companies and big business and Wall Street and polluters. But will they fight the real enemy — Islamic terrorists?

To hear the Democrats in their debate, you'd think Islamic radicals had stopped plotting new attacks against us and scheming new ways of killing us.

You would think they hadn't just assassinated a former world leader. You would think they hadn't just issued a fatwah to assassinate our own president.

To hear them, you would think it was the 1990s again, when Democrats controlled the White House and the CIA and the Pentagon, and blew off Osama bin Laden after he and radical Islam declared war on the U.S.

These contrasting performances in New Hampshire should crystallize in voters' minds more than any other recent example how one party understands the titanic challenge we face from radical Islam, while the other decidedly does not.

http://www.ibdeditorials.com/IBDArticles.aspx?id=284601335178058
Accessed 12JAN2008

The First American Honor Killing?

In 1989, the FBI was listening in to conversations in the Isa household in St. Louis. They had been listening for two years, as they believed that Zein Isa, who lived in the tiny apartment with his wife, Maria, and daughter, Palestina, was involved in terrorist activities. Isa was a Palestinian American.

Isa disapproved of the fact that his daughter had gotten a job at Wendy's and, without his permission, was seeing a young man. When Tina, as Palestina was called, arrived home from work on the evening of November 6, 1989, her mother asked in Arabic, "Where were you, bitch?"

"Working!" Tina shot back, according to the FBI tape.

"We do not accept that you go to work," Isa interrupted.

"Why are you doing this to us?" her mother asked angrily.

"I am not doing anything to you," Tina said.

"You are a she-devil," her father hissed.

Isa then asked about Tina's boyfriend and accused her of engaging in "fornication." Her parents threatened to throw her out of the apartment. Tina challenged them to do it.

"Listen, my dear daughter," Isa said. "Do you know that this is the last day? Today you're going to die?"

"Huh?" Tina asked, bewildered.

"Do you know that you are going to die tonight?"

Realizing he was serious, Tina let out a long scream. There was a crash, and Tina's screams became muffled.

"Keep still, Tina!" her father yelled.

"Mother, please help me!" she cried.

Instead of helping her, her mother held her down as Isa began stabbing Tina in the chest with a seven-inch boning knife.

"No, please!" Tina cried.

"Shut up!" her mother said.

"No! No!" Tina Shrieked.

"Die! Die quickly! Die quickly!" her father shouted, panting from his exertion.

Tina screamed one more time. By then, Isa had punctured her lungs. Only the sound of air being expelled could be heard.

"Quiet little one!" her father said, stabbing her the sixth and last time.

"Die, my daughter! Die!"

Then there was silence.

The FBI agent picked up the tape from the remote, automated, recorder the next day, as the case wasn't active enough for a live human to be listening in, and submitted it for translation. The FBI was always one day behind in translating Arabic tapes then due to the small number of Arabic translators in the FBI.

The tape also recorded Isa calling the police the night of the murder and claiming he had killed his daughter in self-defense.

Based on the tape, Isa and his wife were convicted of first-degree murder and sentenced to death by lethal injection. While Isa was on death row, he and three others were indicted for allegedly plotting to kill thousands of Jews, blow up the Israeli embassy in Washington, and smuggle money to members of the Abu-Nidal terrorist organization. (1)

What other culture approves of killing their daughters, or female relatives of any level, for alleged social misbehavior? Honor killing is a basic belief within Islamic cultures, with Pakistan and Saudi Arabia as the two best-documented countries.

It is unknown if this is the first Honor Killing in the USA, but it certainly will not be the last.

F.P.Wilson 02Jan2008

(1) This article is essentially from *Bureau – The Secret History of the FBI* by Ronald Kessler, St. Martin's Press, NY 2002, pp.223-224. Kessler argued that the killing of Tina was because she was rebellious and knew too much about the group's activities. Even the Mafia didn't kill it's daughters for misbehavior and excess knowledge – they found a safe place to keep them, made sure they understood the "Family's" business properly, and even married them off to "safe" husbands. They didn't kill them and then call the police claiming self-defense, as someone in Palestine, Pakistan, or Saudi Arabia could do and get off scot-free. Kessler's arguments, even for a book authored in 2002, display the incredible level of ignorance that even a good, conservative, investigative writer has regarding Islam.

Immigrant's 'honor killing' of daughter sparks debate

Chicago Sun-Times, Jan 28, 2002 by Julian Isherwood

COPENHAGEN, Denmark--The execution-style murder of a student by her Kurdish father has shocked Sweden, bringing calls to protect young immigrant women from forced marriages and so-called honor killings."

Fadime Sahindal, 26, the daughter of Kurdish refugees from Turkey, was shot dead last Monday in front of her mother and sisters as she said goodbye before leaving on a trip to Kenya.

Several thousand demonstrators held torchlight vigils throughout the week to honor Sahindal.

Mona Sahlin, Sweden's integration minister, called her a fantastic woman and a model for young women."

The murder, to which the father pleaded guilty, has highlighted the plight of thousands of young, second-generation immigrant women in Europe unwilling to accept forced marriages in strict patriarchal communities.

He says he is psychologically ill, and I see no reason to doubt that," said Johan Akermark, a lawyer appointed to defend the father, Rahmi Sahindal.

The killing happened after four years of harassment by men in Sahindal's family who were outraged by her choice of a Swedish boyfriend and her decision to pursue higher education.

Sahindal became a cause celebre four years ago when she refused to give up the boyfriend, Patrik, and took court action to halt threats of rape, murder and partition" from her father and 17-year-old brother.

Within a month of the court case, in which her father was fined and given a suspended jail sentence, her boyfriend died in an unrelated car crash.

She was living alone under an assumed name in another town and it is not known how her father tracked her down.

Leif Eriksson, Sahindal's lawyer, said she had gone to her sister's house to say goodbye.

It is not clear how he knew she was there," he added.

Sahindal spoke of her difficulties in 1998, saying her parents feared Swedish society.

They can't read and have difficulty in understanding Sweden. They are surrounded by their own people and a satellite dish that lets them see Turkish television.

I don't know how many times I've told my mother that Swedish girls are not whores, but her reply is simply, Don't you think I can see with my own eyes?'"

Reactions to the murder among Kurds in Sweden have been generally understanding of a patriarch's dilemma in dealing with changing family values in a liberal country.

A spokesman for the Kurdish community said Friday that many Kurdish women in Sweden were lost."

They come from a small town and have never seen anything else. Many Kurdish women in Sweden don't speak any Swedish and don't even know where they are living. If a girl goes out with a boy without being married then she's a whore," said Kamaran Shwan, chairman of the Kurdish Association in the southern town of Malmo.

The United Nations says there are 5,000 honor killings" worldwide every year.

http://findarticles.com/p/articles/mi_qn4155/is_20020128/ai_n9610109
Accessed 11JAN2008

Cultural 'honour' killing brought to Canada

Jamie Baker – St. John's Telegram

Monday, June 11, 2007

ST. JOHN'S, N.L. -- A 14-year-old female rape victim is strangled to death in March 2004 by her father and brother because she has supposedly tarnished the family name.

In April 2004, a man brutally kills his wife and daughter after finding out that his brother had previously molested them.

A teenage girl with a Turkish background has her throat cut by her father after he learns she has a Christian boyfriend.

All three cases -- taken from a study by Memorial University psychiatry professor Dr. Amin Muhammad and resident Sujay Patel -- involve unspeakable acts against females. And all were considered appropriate by the killers based on long-standing tradition and cultural beliefs.

The problem is, Muhammad said, people from countries where such beliefs exist are making their way to Canada and the United States.

"We discovered through our different discussions with lawyers in Canada that it happens here, more microscopically, also," he said. "When people come and settle in Canada they can bring their traditions and forcefully follow them."

The practice has a couple of names: transcultural homicide or Karo-Kari.

"In some cultures, people feel some boundaries are never to be crossed, and if someone would violate those practices or go against it, then murder is justified to them," Muhammad said, adding there are hundreds of cases annually in his native Pakistan.

Muhammad's report contains statistics from the United Nations Population Fund which reveal that more than 5,000 women are victims of so-called "honour" killings each year.

"In different cultures, they can get away without being punished -- the courts actually sanction them under religious contexts," he said.

Along with extreme traditional beliefs, there are deeper mental health issues that need to be considered, Muhammad said.

Quite often, people who are willing to kill members of their own family to restore some notion of honour are doing so, not just because they believe it to be right based on culture, but also because they are mentally ill in some way.

"Somehow, it gets ignored," Muhammad said, citing a lack of understanding in the West and the lack of mental health personnel in developing nations as part of the problem.

"I once wrote an article on suicide bombers, and I found there were psychological undercurrents that were not addressed properly."

Muhammad suggests more study should be carried out on Karo-Kari, which he refers to as being a transcultural mental health issue.

He also insists that mental health practitioners, even forensic psychiatrists, in western nations like Canada need to make sure they are prepared and trained to tackle such matters well in advance.

"You will see, 10 years down the road, this will not be very new for even a society like Canada," he said. "A special watch is warranted from a legal point of view."

http://www.canada.com/vancouversun/story.html?id=d05e437f-4661-4965-9455-ff30c6b9d4a5&k=20265
Accessed 17Dec2007

Canadian DisHonor Murder

By Robert Spencer
FrontPageMagazine.com | 12/19/2007

Aqsa Parvez is dead, and the main thing that many analysts want you to know about her death is that it had nothing to do with Islam.

Aqsa Parvez was sixteen years old; her father has been charged with strangling her to death because she refused to wear the hijab. Shahina Siddiqui, president of the Islamic Social Services Association, declared: "The strangulation death of Ms. Parvez was the result of domestic violence, a problem that cuts across Canadian society and is blind to colour or creed." Sheikh Alaa El-Sayyed, imam of the Islamic Society of North America in Mississauga, Ontario, agreed: "The bottom line is, it's a domestic violence issue." Nor was this denial limited only to Muslims. Lorne Gunter said in the *Edmonton Journal*: "I see nothing uniquely Muslim in her death. If, indeed, her father killed her, her death is his doing, not Islam's."

Gunter explains: "Of course, other cultures are also prone to intergenerational clashes and Muslim fathers have so far shown no more predilection for murder than fathers of other cultures." Quite so. Is, then, any linkage of Islam with the murder of Aqsa Parvez simply a manifestation of bigotry? Or is an examination of some elements of Islamic theology and culture necessary in order to try to prevent more young Muslim girls from being similarly victimized in the future?

Toronto radio host John Oakley has declared: "No one is on a witch hunt here trying to demonize an entire faith, but rather to get to the bottom of what seems to be a nasty little secret within a certain segment of the community; women are treated as second-class citizens. If that is, in fact, at the root of violence and abuse meted out by some Muslim men, it's high time to take ownership and confront the elephant in the room....Denial is not an option."

Are women indeed treated as second class within Islamic culture? Certainly there is plenty of divine sanction for their being thus treated. The Qur'an declares that a woman's testimony is worth half that of a man: "Get two witnesses, out of your own men, and if there are not two men, then a man and two women, such as ye choose, for witnesses, so that if one of them errs, the other can remind her" (2:282). It allows men to marry up to four wives, and have sex with slave girls also: "If ye fear that ye shall not be able to deal justly with the orphans, marry women of your choice, two or three or four; but if ye fear that ye shall not be able to deal justly (with them), then only one, or (a captive) that your right hands possess, that will be more suitable, to prevent you from doing injustice" (4:3). It rules that a son's inheritance should be twice the size of that of a daughter: "Allah (thus) directs you as regards your children's (inheritance): to the male, a portion equal to that of two females" (4:11).

Worst of all, the Qur'an tells husbands to beat their disobedient wives: "Men are in charge of women, because Allah hath made the one of them to excel the other, and because they spend of their property (for the support of women). So good women are the obedient, guarding in secret that which Allah hath guarded. As for those from whom ye fear rebellion, admonish them and banish them to beds apart, and scourge them" (4:34).

Numerous hadiths even have Muhammad informing a group of women that their gender will populate hell: "Once Allah's Apostle went out to the Musalla (to offer the prayer) of 'Id-al-Adha or Al-Fitr prayer. Then he passed by the women and said, 'O women! Give alms, as I have seen that the majority of the dwellers of Hell-fire were you (women).'"

When they ask him why, he explains, "You curse frequently and are ungrateful to your husbands. I have not seen anyone more deficient in intelligence and religion than you. A cautious sensible man could be led astray by some of you."

Muhammad's assessment of their deficiencies comes from his Qur'an, as he explains further: "Is not the evidence of two women equal to the witness of one man? [cf. Qur'an 2:282, above]...This is the deficiency in her intelligence. Isn't it true that a woman can neither pray nor fast during her menses?...This is the deficiency in her religion" (Bukhari 1.6.301). The idea that hell will be filled with more women than men occurs frequently in the hadith. According to Muhammad, "I looked at Paradise and saw that the majority of its residents were the poor; and I looked at the (Hell) Fire and saw that the majority of its residents were women" (Bukhari 7.62.126).

These traditions demonstrate why some Muslim men have so often fit the stereotype that they treat women with suspicion, disdain and derision. When they deal with women, they are dealing with a group that suffers from severe moral and intellectual deficiencies, not to mention all sorts of physical impurities in a religion obsessed with ritual cleanliness. Women are, consequently, headed for hell.

In light of all this, think for a minute about what Muslim spokesmen in Canada could be saying. They could acknowledge that the divine sanction given to the beating of disobedient women by Qur'an 4:34 has created a culture in which such abuse is accepted as normal. They could call for a searching reevaluation of the meaning and continued relevance of that verse and other traditional material that reinforces it, and call in no uncertain terms for Muslims to reject definitively its literal meaning, now and for all time to come. They could acknowledge the prevalence of honor killing in Islamic culture, which has no sanction as such in Islamic theology but nonetheless enjoys enough Islamic approval that the Jordanian Parliament a few years ago rejected on Islamic grounds attempts to stiffen penalties for it. They could call for sweeping reform and reexamination of the status of women in Islam.

For any of this to happen, Muslim leaders in Canada would have to adopt an unfamiliar and uncharacteristic stance of self-criticism, and Canadian leaders would have to abandon their ongoing infatuation with multiculturalism.

Unfortunately for Muslim women in Canada and elsewhere, neither seems likely. But Aqsa Parvez deserves no less.

American Honor Killing in Texas

"He was really strict about guy relationships and talking to guys, as well as the things she wears" -- so he killed her



Really strict

by Robert Spencer 03JAN2008

He was upset that they were involved with non-Muslims. "Texas manhunt for father of slain girls," by Robert Stacy McCain in the Washington Times:

Texas authorities continued a manhunt today for an Egyptian-born taxi driver accused of murdering his teenage daughters.

Yaser Abdel Said, 50, was wanted on a warrant for capital murder after police say he shot the girls Tuesday and left them to die in his taxi, which was found parked in front a hotel in Las Colinas, a suburb north of Dallas. Police said Mr. Said should be considered armed and dangerous.

Friends of Amina Yaser Said, 18, and Sarah Yaser Said, 17, described the girls to the Dallas Morning News as "extremely smart — like geniuses," saying the slain sisters had been enrolled in advanced placement classes and were active in soccer and tennis at suburban Lewisville High School.

While police refused to discuss a possible motive for the crimes, family and friends told reporters that the girls' Westernized lifestyle caused conflict with their Muslim father, who immigrated from Egypt in the 1980s.

"He was really strict about guy relationships and talking to guys, as well as the things she wears," Kathleen Wong, a friend of the girls, told KTVT-TV, the Dallas CBS affiliate.

Two boys who said they had been dating the sisters told KXAS-TV in Dallas that Mr. Said was upset that his daughters were involved with non-Muslims.

"She just wanted a normal life, like any American girl wanted," one of the boys told the NBC affiliate station, adding that Sarah "was always kind, gentle, always cheerful, always had a smile on her face."





The boyfriends said yesterday they feared for their safety because Mr. Said was still at large. "Obviously he already showed that he is a dangerous man," one told the KXAS station.

Posted by Robert at January 3, 2008 3:53 PM

http://akeyboardanda45.blogspot.com/2008/01/honor-killing-in-north-texas.html
Accessed 11JAN2008

ATT. GG

Polygamy law set for challenge



Multiple marriages are not recognised under British law

The BBC's Zubeida Malik reports Sunday, 18 June, 2000, 09:04 GMT 10:04 UK

Muslims in Britain are to challenge UK law which forbids husbands from having more than one wife.

They say they will refer Britain's ban on polygamous marriage to the European Court of Human Rights this autumn.

Under Islamic law a man is allowed to have up to four wives, but the Muslim Parliament of Britain says that many families are being forced to live outside the law because their polygamous marriages are not recognised here.

There are no official figures on the number of people practising polygamy in Britain, but it's estimated that there may be hundreds.

One British Muslim wife suffering as a result of polygamy is Sameera, whose 55-year-old husband took up a second wife after 30 years of marriage.

He married a 26-year-old cousin in January, whilst on holiday in Pakistan, without Sameera's knowledge or consent.

Told by her in-laws she says she was devastated, but feels she has no choice but to accept the situation.

"I just fainted when I first heard," says Sameera. "The fact that he's married such a young girl, a girl old enough to be his daughter. I cried and cried and felt like my mind was exploding. It felt like the ground had just fallen from under me, why did he do it? It shouldn't happen."



Under Islamic law a man may have up to four wives

Although Islam allows a man to marry up to four wives, he can only do so if his first wife is infertile, or if he marries women who are considered social outcasts. It is not, as many believe, meant to be for the sexual gratification of men.

Noshaba Hussein from the Muslim Parliament says she knows of many happy polygamous marriages in Britain.

"I am aware that this practice is taking place in Britain and there are couples who are quite happy and satisfied with their relationship and they would like it to carry on and be protected by law."

This practice is taking place in Britain and there are couples who are quite happy and satisfied with their relationship

The police say there is little they can do. Colin Cramphorn from the Association of Chief Police Officers says he finds cases like Sameera's disturbing, but he believes that politicians need to clarify the law.

"Clearly those communities that have a tradition which allows polygamous marriage have a point of view and they are keen to have that point of view taken into account and recognised as part of a multi-cultural society," says Mr Cramphorn.

Noshaba Hussein from the Muslim Parliament

"But of course if the law is equivocal, as it currently is, then that prevents all of us achieving the kind of clarity that would no doubt be helpful in the longer term."

Human rights challenge

Come October, when the Human Rights Act comes into force, British law on such matters will be open to challenges, under article eight of the act which says everyone has the right to respect for his private and family life.

Noshaba Huseein says that if the government refuses to accept the legality of polygamous marriages then the Muslim parliament will take it to the European court of human rights.

"There will be a need to do something much more, in the way of a campaign, if there is a denial of rights and certainly people will be taking actions to the European court to ensure that we have the rights of freedom of religion."

The issue of polygamy encapsulates the debate over whether minorities have the right to follow their own customs or conform to established Judaeo Christian values. The bishop of Rochester, Dr Nazir Ali, believes the government should not succumb to such pressures.

"I don't think that polygamy should be enshrined in law because it will affect the mutual love and companionship that a marriage needs and it will also affect the stability of the family," says Dr Ali.

But Noshaba Hussein warns that if the government continues to overlook their demands they could end up losing ethnic minority votes.

"Muslims are very strong supporters of the Labour government," she says.

"So far I think we've been getting a relatively rough deal and maybe it will be reflected in the polls."

http://news.bbc.co.uk/2/hi/uk_news/791263.stm
Accessed 17Jan2008

POLYGANY IN THE BRONX

8 Children Are Among Dead in Bronx Fire



Librado Romero/The New York Times

Mamadou Soumare, center, whose wife and three children died in the fire. More Photos >

By Michael Wilson - MAR 8 2007
The New York Times

Eight children and an adult were killed in a fire in the Bronx on Wednesday night that raced up from the basement of a more than 100-year-old wooden building where 22 people from immigrant families lived, the authorities said.

Mothers, shrouded in thick smoke, threw their unconscious children from three stories above to neighbors who tried to catch them, witnesses said. Rescuers fought to revive victims with C.P.R. and oxygen masks on the frigid street in the Highbridge neighborhood near Yankee Stadium, which has a large population of African immigrant families.

The fire killed five young children from one family and three children — a boy and twin babies — and their mother from another. The flames were propelled through the house as much by tragic errors — including a possibly delayed call to 911 and inoperable smoke alarms — as by the combustible wooden stairs that fed its rapid rise to the people above, the authorities said.

All nine victims were overcome by smoke in the house, the New York Fire Department said, and the medical examiner's office confirmed that they died of smoke inhalation.

"I seen them carry out the babies," said Charles O'Neal, 21, a neighbor, describing the children being laid out on the ground in their pajamas. "It was the first time I ever seen that. They died as soon as they pulled them out. I'll see them in my sleep."

Fire officials said this afternoon that the fire began at 11:08 p.m. and that it appeared to have been caused by an overheated cord to a space heater in the basement bedroom.

When the woman in the basement saw the fire, she grabbed her 5-year-old daughter and ran upstairs and outside for help, leaving the door open behind her, and inadvertently allowed the flames to spread quickly, the Fire Department said.

Relatives said three families lived at the building on 1022 Woodycrest Avenue.

The residents may have delayed in calling the Fire Department as they tried to put out the flames themselves, Mayor Michael R. Bloomberg said at news conferences today in Manhattan and, later, in Miami.

"A woman in the apartment where the heater was saw it, tried to put it out, realized she couldn't, left the room, the apartment in the building, and a couple of mistakes were made which may or may not have contributed dramatically to the tragedy," Mr. Bloomberg said this afternoon in Miami. "We'll never know."

The eight children who died ranged in age from infants to 11 years old. The woman who died, Fatoumata Soumare, 45, was the mother of three of the dead children, Djibril Soumare, age 3, and 7-month-old twins, Sisi and Harouma, the children's father said. Their fourth child survived, a 7-year-old girl named Hassimy.

The medical examiner's office identified the five other children as siblings from another family: a girl, Diaba Magassa, 3; and four boys, Mahamadou Magassa, 8; Bilaly Magassa, 1; Bandiougou Magassa, 11; and Abudubucary, 5. Their father, Moussa Magassa, a former carpenter for the school system, was on vacation in Africa and is expected back in New York tonight. City property records showed that he owned the house.

The mayor said the death toll had a good chance of rising, but hospital officials said this afternoon that the injured children's conditions were improving and stabilizing. Only one child remained in critical condition.

"The fallout from that fire really is heartbreaking," Mr. Bloomberg said. "It's obviously terrible for anyone to perish like this. Sometimes it just seems more painful and more unfair when it's children that die. When children die, everyone around them, everyone who loved them, die a little bit as well."

He said that in addition to the dead, 17 to 19 people had been injured, including some minor injuries to firefighters and one emergency service supervisor.

"Using stoves, using space heaters — these are dangerous ways to heat a house," Mr. Bloomberg said. "The central heating was working. It is still working. The Fire Department checked it this morning. It wasn't a case where there was not heat."

"There were two smoke detectors," he said. "Unfortunately, neither had batteries in them."

The mayor said fire officials regularly stress that anyone finding flames in a room should shut the door behind them. Chief Fire Marshal Louis Garcia described the grim efficiency of the blaze. "You simply had a fire that spread up the staircase," he said. "The door to her bedroom was on the staircase. She left the door open. It spread up the staircase. The damaging factor was the fact that it went up the staircase. It's a combustible building. The staircase was wooden. It's combustible. There's paint there, and that spread the fire."

The dead woman's husband, Mamadou Soumare, said he was working in his taxi when his wife called him to tell him that a fire had broken out. "She called me on the phone. She said, 'We have a fire.' She screamed. I said, 'Go up to the top floor. Call 911.' "

Neighbors described a frenzied scene in which a desperate mother saved two of her children and herself by flinging them out of a third-story window and then jumping. Edward Soto, 28, who lives in an apartment building across the street, said he had caught one of the children but had been unable to break the fall of the other. Both survived.

"The mother said, 'Please God, don't kill my children,' " Mr. Soto said. "Then she went and she jumped. When I looked up the woman was coming down. I screamed out and screamed out. She came down hard." He was unable to break her fall either, he said. She survived with a broken leg, relatives said.

"It was like the movie 'Backdraft,' " Mr. Soto said. "You saw the fire come out and go back in. When the fire department opened the back door, you saw the heat. It was kind of bluish. It went back into the house. You could hear the screams from inside the house."

"You could see the flames shooting out the door," said Simone Simon, 28, a Salvation Army volunteer who arrived when the fire was at its peak.

Another witness, Troy Erwin, 44, said, "It was an inferno — smoke everywhere."

Witnesses described small bodies being brought out of the building wrapped in blankets. "One of the firemen was carrying a little boy who was unconscious," Ms. Simon said, estimating that the boy was 2 years old.

Relatives said there were as many as 17 children living in the home, and gave varying accounts of five or six adults. Officials said two women, including the woman in the basement, had escaped with minor or no injuries. The two men were both gone, one in Africa and the other driving his cab.

Mr. Magassa had two wives in the home, living on different floors, according to a friend of the family and a cousin.

On the second floor lived Aisse Magassa and her and Mr. Magassa's four children. All lived. Aisse Magassa is believed to have broken her leg jumping from the house.

Downstairs on the first floor, Manchia Magassa lived with her and Mr. Magassa's seven children, five of whom perished.

"Both wives," said the friend, Bulansa Kebbeh, 30. The cousin, 12-year-old Dieinabou Magassa, asked about the relationships in the house, said: "Aisse is his other wife. Mancha is his wife, too."

The Soumare family lived on the top, third floor.

David Todd, who was with Mr. Soto, said he worked next door to the building and helped with the rescue effort. He unlocked a gate to get to the back of the house.

"There was a lady at the window screaming," Mr. Todd said. "The lady threw another kid out the window. They caught the kid. I didn't know what was happening with the kid. He was not breathing, so I passed the kid. There is no fire escape back there."

Officials said the building was not required to have a fire escape.

The mayor said that excluding the Sept. 11 attacks, the fire was the city's deadliest since the inferno at the Happy Land social club killed 87 people in 1990.

The fire was brought under control at 1:06 a.m., the Fire Department said. Approximately 33 fire units and 140 firefighters responded to the fire.

Fire marshals interviewed the woman who was in the basement, who said she awoke to flames next to her bed and ran outside with her child for help, returning with other adults in an unsuccessful attempt to extinguish the fire, the Fire Department said.

After the fire was extinguished around midnight, anguished relatives and friends gathered across the street to gape at the blackened wreckage of the building. The streets were slippery from sheets of ice formed by the runoff water from the firefighters' hoses. A blue minivan sat in the driveway, largely undamaged by the flames.

Six children were brought to Jacobi Medical Center about 1 a.m., a spokesman for the hospital said. One, an infant boy, was dead on arrival, and attempts to resuscitate him failed, according to the spokesman, Michael Heller. The others were girls ranging in age from 2 to 7, who were suffering from various degrees of burns and smoke inhalation.

Four of the five girls, he said, were treated in the hospital burn unit's hyperbaric chamber, which is used to relieve carbon monoxide poisoning and to speed the healing of serious wounds.

The news improved this afternoon, when two of the girls, both 6, were transferred from Jacobi to Lincoln Medical and Hospital Center in stable condition, Mr. Heller said. The conditions of two other girls, ages 2 and 4, were upgraded to good, and they were released at about 4 p.m., leaving only one girl, age 7, in critical condition at Jacobi, Mr. Heller said. The woman with the broken leg was also at Lincoln in stable condition.

Four firefighters and one other emergency worker were also hospitalized with minor injuries, according to The Associated Press. Victims were also taken to Lincoln Medical and Hospital Center as well as Jacobi Medical Center.

The first firefighters responded to the blaze 3 minutes 23 seconds after the first 911 call, officials said.

An imam at Mr. Magassa's mosque on Jesup Avenue, Mahamadou Soukouna, waited for Mr. Magassa's return today, and described him as devout. "Moussa would come to pray every day," he said.

News of the deaths spread quickly at their schools.

A schoolmate of 7-year-old Mahamadou at P.S. 73 said he knew all five of the dead Magassa boys. "They're all nice kids," said Christopher Henriquez, 8. Of his friend, he said, "He mostly liked to eat. If he sees something he likes in the cafeteria, he takes it two times."

A friend of Bandiougou's, Donovan Lebron, 10, said, "I feel bad because he didn't get to live that long. He was only 11."

http://www.nytimes.com/2007/03/08/nyregion/08cnd-fire.html?_r=1&oref=slogin
Accessed 17Jan2008

Main title is my own, bolding is mine – F. P. Wilson 17Jan2008

"Big Love"?: HBO Skips True Polygamy in Islamic U.S.

By Debbie Schlussel March 20, 2006

HBO's new show, "Big Love," is getting a lot of hype. Airing in the prized post-Soprano's slot on Sundays at 10 p.m. Eastern, the show is about a lapsed Mormon in suburban Salt Lake City who has three wives and families.

But while the Mormon Church banned the practice of polygamy in 1890, another religion continues to encourage it to this day. Hint: It begins with an I, ends with an M, and has an S-L-A in the middle.

If you think men with four wives only happens in Utah, think again. If you think that, with Muslims, it only happens in some desert emirate over in the Middle East, also think again.

The fact is there are Muslim men with multiple wives living everywhere in America. But unlike the Mormons--most of whom don't practice polygamy anymore--Muslims with multiple wives aren't subject to ridicule, like HBO shows or Jay Leno jokes. And they aren't prosecuted, like Mormon Tom Green was.



HBO's Fictional "Big Love"; America's Real, Growing "Big Love"

There are Muslim polygamist men living not far from me in the Detroit area. They have one wife, to whom they were married in the eyes of the State, and several to whom they are married in the eyes of the mosque. While our government recognizes these marriages for Muslims, it enforces polygamy laws against everyone else. In Dearborn, Michigan--Islamic America' nucleus--statutory rape cases have been dismissed on the grounds that there was a marriage (of a 14-year-old girl! in one case) in the eyes of the mosque.

Here's a quote from Islamic commentator Hassan Hathout:

We American Muslims are subject to American law and we have the right of objection only if the law forces us to do something against Islam. . . . When an American Muslim takes a second wife (as is rumored to be the practice of some Islamic centers), the second wife is denied her "legal" proof of marriage, and will essentially be kept as a hidden or secret wife.

This is a huge drain on Infidel society, because there have been instances where Muslim polygamist marriages have been used to foment mortgage and bank fraud, as well as Medicaid fraud. In addition, the multiple wives are usually an excuse to milk the system, whether it's Medicaid or Aid to Families with Dependent Children or WIC (Women, Infants, and Children) aid.

But when it comes to Islamic polygamy on our shores, neither law enforcement--nor feminists constantly griping about exclusive golf clubs--are lifting a finger. While the Utah and Arizona Attorney Generals' offices investigate and issue reports about Christian polygamy in their states, not a word from their Michigan counterpart. The double standard is clear.

So where's HBO's "Big Islamic Love" show? Don't hold your breath. Only Christians need apply for the scorn. Muslims . . . totally off limits.

Posted by Debbie at March 20, 2006 11:41 AM

http://www.debbieschlussel.com/archives/2006/03/big_love_hbo_sk.html
Accessed 17Jan2006

What To Expect When You're Expecting a Co-Wife

WHY AMERICAN MUSLIMS DON'T CARE TO LEGALIZE POLYGAMY.

By Andrea Useem
Posted Tuesday, July 24, 2007, at 12:12 PM ET

This article appears in conjunction with a special weeklong series on Islam published by On Faith, the* Washington Post's *religion blog. To read more, visit On Faith.



So, you're happily married to the Muslim man of your dreams when, suddenly, he drops the p-bomb: polygamy. For Aneesa Azeez, a 23-year-old Muslim convert and college graduate, her husband's announcement of his intention to marry a second wife devastated her. "I am shocked, hurt, angry and confused, all in one," she wrote in a letter to him.

Seems like a recipe for divorce, right? Polygamy is *illegal*, after all. But Azeez didn't play that card with her husband, 15 years her senior. Under the law that mattered to her—classical Islamic law—she accepted her husband's right to take up to four wives, as allowed by the Quran, as long as he could treat them equally.

At first, Azeez wrestled with jealousy toward her co-wife and pined for her husband on the nights and weekends he stayed with his second wife, who lived half an hour away.

But eventually, a peacefulness settled in her heart and a friendship with her co-wife blossomed: "I am in polygyny because I want to be," she wrote on her blog, Polygynous Blessings, whose initial entries are collected in a self-published book of the same title. (*Polygyny* is the more precise term for the type of polygamy in which a man marries more than one wife.) Azeez's blog is just one of several in which American Muslims write thoughtful, sometimes wry, but usually positive commentary about living polygamously; other notables include Thoughts of a First Wife and Big Faith.

Azeez, who works from her home in upstate New York as a newspaper copy editor, could be a poster child in the movement to legalize polygamy—the Muslim equivalent of the poignantly normal gay and lesbian couples lining up outside San Francisco's City Hall in 2004. But she won't be marching in the streets, calling for the legalization of polygamy, as some Protestant and ex-Mormon polygamists have been doing. For the tiny minority of American Muslims who engage in polygamy, its illegality is close to irrelevant. And for mainstream American Muslims, who are dealing with enough negative publicity as it is, let alone the fact that polygamy gives many of them the heebie-jeebies, the legal status quo suits them just fine.

So, while the existence of Azeez's book, which had sold 150 copies as of mid-July, won't necessarily prompt the Department of Homeland Monogamy to raise its threat level to yellow, American Muslim polygamists are still a group to watch.

For one thing, they may be almost as numerous as the fundamentalist Mormons who make all the headlines (and score big ratings for HBO). Debra Mubashshir Majeed, a religious studies professor at Beloit College who is researching a book on American Muslim polygamy, estimates that less than 1 percent of American Muslims indulge in the practice—and these practitioners are most often African-American Muslims or recent immigrants from West Africa. That percentage may seem infinitesimal, given that the most recent estimate of the American Muslim population puts their numbers at 2.35 million, but it does mean there are perhaps as many as 20,000 American Muslim polygamists. In comparison, the current best guess about the number of fundamentalist Mormons involved in polygamy in the United States, Mexico, and Canada is only 37,500, according to Brooke Adams, who covers the polygamy beat at the *Salt Lake Tribune*. (Yes, polygamy has its own beat—in Utah, at least.) And while Muslim polygamists are quiet now, their political awareness may grow over time; after all, fundamentalist

Mormon polygamists lived for decades in disparate and secretive communities, only recently emerging to claim their place at the civic table.

American Muslim polygamists are unafraid of prosecution, and they sometimes seem almost puzzlingly unconcerned with the illegality of their conjugal life. Azeez takes only minor steps to conceal her husband's identity, and only then to ensure his job is not jeopardized. "It's not like everyone is being rounded up and thrown in jail," she says—in stark contrast to fundamentalist Mormons who recall the raid of the Short Creek, Ariz., polygamist community in 1953. Similarly, Senegalese-American hip-hop star Akon casually revealed to a New York radio host in late 2006 that he not only had four mothers growing up but also currently has several wives at home in Atlanta. (He said he would go public with his "multimonogamous" family only if he had his own reality show. Just imagine it: *Big Love* meets *Run's House*.)

And prominent American Imam Siraj Wahhaj, who was the first Muslim cleric to ever offer the invocation at the U.S. House of Representatives, was quoted in Paul Barrett's 2007 book *American Islam** as saying that he performs polygamous unions at his Al-Taqwa mosque in Brooklyn, N.Y. "If a man can have a hundred girlfriends, and it's legal, I don't say you can't have more than one wife," he reasons. Of course, Wahhaj is in the minority on this point; most mainstream imams would not condone the open flouting of the law. Tahir Anwar, imam of a well-established San Jose, Calif., mosque, writes in an e-mail that he would discourage any Muslims seeking a polygamous marriage and would not perform the ceremony: "It is not allowed in the land that we live in, a land to whom we have promised that we will follow all of its laws."

This idea that Muslims are contractually bound to follow the laws of the country in which they live—an idea rooted in the sayings of the Prophet Mohammed—is theologically sound, but only up to a point. It presumes that the laws of the land are immutable. It presumes that America is not, in fact, a place where a motivated group of individuals can mobilize others to change laws and social mores.

So, why aren't all American Muslim leaders jumping on the "legalize polygamy" bandwagon? After all, Muslim parents have banded together to call for public schools to recognize Muslim holidays, and Muslim cabdrivers are trying to protect their right to refuse alcohol-carrying passengers; shouldn't American Muslim leaders step in to secure the rights of their co-religionists to exercise their marital preferences?

As urban anthropologist Robert Dannin points out in his 2002 ethnography, *Black Pilgrimage to Islam*, some of the most intense and divisive feelings about polygamy are found within the Muslim community itself. Many Muslim women, of course, are frankly relieved that the law of the land forbids husbands from taking multiple wives. But Muslim religious leaders, who are by definition male, may have slightly different motivations in accepting the legal status quo. At a moment when leading presidential candidates can suggest the routine wiretapping of mosques and nearly half of the American public has a negative view of Islam, championing polygamy hardly seems like a winning strategy.

Back in 1890, when the federal government was preparing to dissolve the Mormon church, confiscate its property, and possibly even disenfranchise all its members in large part because of polygamy, the church's then-president, Wilford Woodruff, publicly declared his advice to all Latter-Day Saints to "refrain from contracting any marriage forbidden by the law of the land." Although American Muslim leaders have not been backed into such an uncomfortable corner, they are quietly issuing their own 1890 manifesto: consenting to theological accommodation as a price of American belonging.

Correction, July 25, 2007: *This article originally misstated the release date of* American Islam, *by Paul M. Barrett. It was released in 2007. (Return to the corrected sentence.)*

http://www.slate.com/id/2170977/pagenum/all/
Accessed 17Jan2007

ATT. KK

Islam vs. Free Speech

by Jed Babbin
Posted 12/28/2007 ET

Under assault by Muslims and multiculturalists, free speech and freedom of the press are dead in Britain. The same sorts of people who killed them in Britain are killing them in Canada. They and their allies are using the British and Canadian courts and tribunals to bury our First Amendment rights in America.

Muslims -- individually and in pressure groups -- are using British libel laws and Canadian "human rights" laws to limit what is said about Islam, terrorists and the people in Saudi Arabia and elsewhere who are funding groups such as al-Queda. The cases of Rachel Ehrenfeld and Mark Steyn prove the point.

Dr. Ehrenfeld is a scholar and author of the book, "Funding Evil: How Terrorism is Financed, and How to Stop it." In that book, Khalid Salim bin Mahfouz -- a Saudi who is former head of the Saudi National Commercial Bank -- and some of his family are described as having funded terrorism directly and indirectly.

Ehrenfeld is American, her book was written and published in America and she has no business or other ties to Britain. Under American law, the Brit courts would have no jurisdiction over her. But about two-dozen copies of her book were sold there through the internet. Bin Mahfouz sued her for libel in the Brit courts where the burden of proof is the opposite of what it is in US courts: the author has to prove that what is written is true, rather than the supposedly defamed person proving it is false.

Think about that for a moment. Under the US Constitution political writing -- free speech -- is almost unlimited. To gain a libel judgment a politician -- or someone suspected of terrorist ties -- would have to prove that the story or book was false. If that person were a public figure such as Mahfouz, in order to get a libel judgment he'd not only have to prove that what was written was false, he'd also have to prove it was published maliciously.

Those American laws and standards of proof protect political speech. The First Amendment is intended to protect political speech that people find objectionable. In the landmark 1969 case of *Brandenburg* v. *Ohio*, the Supreme Court overturned an Ohio statute which would have outlawed hate speech by the Ku Klux Klan. That's why Mahfouz sued in Britain, not here.

Ehrenfeld refused to fight the case, saying the Brit courts have no jurisdiction over her. Mahfouz got a default judgment against her for £10,000 (for himself, and in equal amounts for his sons). The judgment also requires that there be no further "defamatory" statements published in England and Wales.

In a letter published in the *Spectator* on November 21, bin Mahfouz's lawyers gloated over their victory against Ehrenfeld: "Rather than check her facts, defend her statements in open court, or acknowledge her mistakes, Ehrenfeld hides behind a claim to free speech. Thank goodness, the legal lights remain on in Britain to expose such harmful journalism."

"Harmful journalism" is what tyrants and despots call free speech, especially political speech that condemns their affronts to freedom. The "legal lights" Mahfouz's lawyers see is the bonfire they made of the Magna Carta. Thanks to Mahfouz and his ilk, the light of free speech is extinguished in Britain. Consider the fate of the book, "Alms for Jihad."

In 2006 Cambridge University press published "Alms for Jihad." It's a highly detailed and apparently well-researched book that documents Saudi funding of terrorist groups (as well as other funding and the network of Islamic "charities" that contribute to terrorism). "Alms for Jihad" -- like Ehrenfeld's book -- documents bin Mahfouz's funding ties to terrorism, including to Usama bin Laden. But "Alms"-- in settlement of a libel suit by bin Mahfouz in the Brit courts -- was withdrawn from stores and libraries and unsold copies destroyed. The Saudi book burners won.

Mahfouz's case against Ehrenfeld has already done enormous harm in the US. Ehrenfeld told me she's unable to get book publishers to contract for another book. She said all of the major US publishing houses have turned down a book on the Muslim Brotherhood -- thought to have substantial terrorist ties -- and the Saudis' involvement in funding it.

If what Ehrenfeld writes about the Brotherhood offends Mahfouz or someone else whose ties to terrorism ought to be exposed, sales could be banned not only in Britain but in the entire European Union and the publisher -- and the author -- made liable for damages. Mahfouz -- using British courts that have no jurisdiction over American authors -- has apparently precluded Ehrenfeld from writing another book. Steyn's case is another instance of Muslims trying to silence "harmful journalism."

Mark Steyn's superb book, "America Alone", makes two important points: first, that the Muslim baby boom around the world will likely result in Christian nations becoming Muslim by weight of demographics; and second that Islam is a political system, not just a religion:

So it's not merely that there's a global jihad lurking within this religion, but that the religion itself is a political project and, in fact, an imperial project in a way that modern Christianity, Judaism, Hinduism and Buddhism are not. Furthermore, this particular religion is historically a somewhat bloodthirsty faith in which whatever's your bag violence-wise can almost certainly be justified.

Steyn's stance -- written by him and paralleled by other writers in the Canadian magazine, "Macleans" -- is the subject of a complaint to the Canadian Human Rights Commission brought by three Muslim law students in Canada, with the apparent support of the Canadian Islamic Conference. That group is similar to the CAIR, the Council on American Islamic Relations.

The Canadian Human Rights Commission is a multiculti kangaroo court. The complaint against Macleans will be adjudicated next year, and findings entered against the magazine. (Steyn told me that the CHRC has granted 100% of the petitions brought to it so far.) What then?

Fines and other sanctions will be entered against Macleans along with probable injunctions against further "harmful journalism" that offends Muslims. A case may be brought against Steyn himself later. Which means that he could be subjected to fines or other penalties in Canada for exercising his First Amendment rights in the US. And -- because American publishers look to Canada for about 10% of their sales -- Steyn may, like Ehrenfeld, find publishers unwilling to publish his work.

What has happened to Ehrenfeld and may happen to Steyn is in contravention of their First Amendment rights. No American court would or could do that. No foreign court or commission should be able to. US courts, and each of us who believes in free speech, must stand with both authors. US courts should make it clear that foreign libel judgments or "human rights" decisions that conflict with our First Amendment cannot be enforced.

Each and every presidential candidate should speak -- loudly and clearly -- against this encroachment of foreign law on the First Amendment. Anyone who doesn't stand forthrightly against these foreign infringements on Americans' Constitutional rights should receive neither our confidence nor our votes.

What Muslims such as Mahfouz and those complaining against Steyn are doing to destroy free speech overseas has been commenced here by groups such as CAIR. A few weeks ago, CAIR announced its media guide, which is purportedly corrects "misperceptions" about Islam and "...educate(s) the media and disabuse(s) journalists of misinformation." But the other aspect -- which I and others suspect -- is that it's not so much a guide as a set of rules against "harmful journalism." And those who write about terrorism, Saudi Arabia and Islam will be accused of intolerance and racism should they violate them.

We don't yet know what the CAIR guide says. I requested a copy of it from CAIR by e-mail, as they specified. I have neither received a copy nor received any response. I suspect CAIR wants to hide it from people who would scrutinize it. Having to operate under our Constitution, they will take a more indirect path than Mahfouz and the Canadian law students to preclude what they believe is "harmful journalism."

http://www.humanevents.com/article.php?id=24176
Accessed 16Jan2008

Rumsfeld's Latest Firestorm

by Robert Spencer
Posted 11/06/2007 ET

Donald Rumsfeld, retired for almost a year, has inadvertently touched off one last firestorm this week with the release in the Washington *Post* of some staff memos he wrote while in office. In one, he observed that oil billions have shielded Muslims "from the reality of the work, effort and investment that leads to wealth for the rest of the world. Too often Muslims are against physical labor, so they bring in Koreans and Pakistanis while their young people remain unemployed. An unemployed population is easy to recruit to radicalism."

Predictably, the Council on American Islamic Relations was offended. CAIR spokesman Ibrahim Hooper huffed that Rumsfeld's remarks indicated a "stereotypical attitude" that had led to the American invasion of Iraq. "Our policy was never based on reality," opined Hooper. "It was based on the wild ideas of those who wanted to invade the region....It shows you what kind of wrong-headed policymakers we had at the time."

With a firestorm brewing, the White House quickly disavowed Rumsfeld's statement: "It's not in line with the president's views," explained spokeswoman Dana Perino. "We are aware that we have a lot of work to do in order to win hearts and minds across the Arab world and the Muslim world. And I can understand why they would be offended by those comments."

But did they really have reason to be offended? What had Rumsfeld said that was offensive? That many Muslims in oil-rich states such as Saudi Arabia don't like physical labor, and so they bring in foreign workers? And that young men there with nothing to do can drift into jihad groups? But Saudi Arabia does indeed have a large number of immigrant laborers, as well as a youthful population with a lot of money and time on its hands. Might some of these young men find a purpose in life in the jihad?

In reality, no neutral observer would dispute it. The *Times* of London reported this week that "an analysis by NBC News suggested that the Saudis make up 55% of foreign fighters in Iraq. They are also among the most uncompromising and militant. Half the foreign fighters held by the US at Camp Cropper near Baghdad are Saudis."

And the House of Saud has done little to prevent young Saudi men from joining the jihad; in fact, it has been encouraged at the highest levels. The Saudi chief justice, Sheikh Saleh al-Luhaidan, said in 2004: "If someone knows that he is capable of entering Iraq in order to join the fight, and if his intention is to raise up the word of God, then he is free to do so." The Times also notes that even after 9/11, "despite promises to crack down on radical imams, Saudi mosques continued to preach hatred of America." And with American troops right next door in Iraq, and nothing much to do at home, all too many Saudis went north to act on that hatred.

Instead of taking offense at Rumsfeld's statement and deriding it as evidence of a "stereotypical attitude," CAIR could have taken the release of his memo as an opportunity to explain what they're doing to prevent young Muslims from being enticed by the jihad ideology that has snared all too many youthful Saudis. Instead, once again the organization, which bills itself as the nation's leading Muslim civil rights group, chose to take the low road of finger-pointing instead of offering real solutions.

CAIR's reaction was characteristic; much more disheartening was the White House response, which had the air of an abused wife being afraid to bring up her husband's drinking problem, for fear he would fly into a rage. The release of the Rumsfeld could have been an occasion for the White House to call the Saudis to account for the double game they have long been playing in regard to jihad terrorism. With the Saudi King Abdullah on a high-profile visit to Great Britain, where he has upbraided the British for not doing enough to fight the war on terror, the timing would have been perfect.

Another opportunity missed.

http://www.humanevents.com/article.php?id=23242
Accessed 17Jan2008

ATT. MM

Merry Christmas, Infidel

by Robert Spencer
Posted 12/26/2007 ET

Last Friday Belgian police arrested fourteen Islamic jihadists, and the U.S. Embassy warned of "a heightened risk of terrorist attack in Brussels," while the Belgian Interior Ministry, according to Associated Press, "called on citizens to be vigilant through Christmas."

Also last week, police in the Philippines arrested an Egyptian Muslim, Mohamad Sayed, who was allegedly planning to explode a bomb in a southern Philippine city on Christmas Day.

And Abu Dujana, who identifies himself as the "military commander" of the jihadist group responsible for the 2002 bombings in Bali, warned last week that "there are other cadres out there" and that "it is their obligation" to attack non-Muslims.

Infidels the world over would do well to be especially vigilant this week -- although there is no necessary or direct correlation between jihad terror attacks and certain dates. Jihadists have an eye for the grand symbol, and this could conceivably take the form of a strike on a notable date such as Christmas. The arrests in Belgium and the Philippines indicate that jihadists could wish to mount a Christmas Day attack as they have previously frame attacks against a military landmark (the Pentagon) and an economic one (the World Trade Center). There are precedents: in 2000, 49 bombs were planted outside Indonesian churches just before Christmas – 18 exploded, killing 15 people and wounding almost 100 others. And on Christmas 2002, attackers threw hand-grenades into a Pakistani church, killing three and wounding 14. Also, in previous years, jihadists have chosen the Christmas season to ratchet up their threats.

Jihadists might desire to sow this terror during one of the holiest seasons of the Christian year to emphasize that their conflict with the non-Muslim West is, as they see it, a holy struggle. Also notable in this connection may be the warnings we see from Islamic clerics every year: do not participate in the infidels' festivities, do not wish them holiday greetings, do not endorse in any way what Muslim hardliners see as celebrations of infidelity and the rejection of God. An article posted recently on the website of the Khalid

Bin Al-Walid Mosque in Toronto asks pointedly: "How can we bring ourselves to congratulate or wish people well for their disobedience to Allah? Thus expressions such as: Happy Thanksgiving, Happy Birthday, Happy New Year, etc, are completely out."

Not unimportant in Christmas threats also is the fact that Osama bin Laden and other jihad terrorists not only see the War On Terror as a war against Islam; they also see it as a war being waged on behalf of Christianity. Jihadists routinely refer to the American armies in Iraq and Afghanistan as "Crusaders." Al-Qaeda second-in-command Ayman Al-Zawahiri, who most frequently issues the organization's communiqués, uses this term frequently; in an October 2006 message he issued a rather typical exhortation: "I urge you, in [the name of] the duty of jihad, which is incumbent upon every Muslim, to hurry and pursue martyrdom in order to kill the Crusaders and the Zionists." Adam Gadahn, aka "Azzam the American," the first American indicted for treason since World War II and a prominent Al-Qaeda operative, in a September 2006 videotape introduced by Al-Zawahiri himself, spent a considerable amount of time criticizing Christian theology.

All this puts the heirs of Judeo-Christian civilization in a peculiar position. Western leaders have been anxious to avoid the appearance that this is a religious conflict, while the other side seems avid above all to portray it as such. Westerners have been in the process of discarding Christianity, only to find it identified by Islamic jihadists as the most objectionable aspect of their way of life. For non-Christians as well as Christians in the West, this highlights the fact that the war on terror is a struggle over values -- and it is Judeo-Christian values such as the freedom of conscience and the equality of dignity of all people that are most objectionable to the jihadists.

In order to win, we cannot simply fight against the jihadists. We must be contending for something, and in the Judeo-Christian tradition there is a great deal to be proud of and defend. This Christmas, as the threats continue, that's something to ponder.

http://www.humanevents.com/article.php?id=24122
Accessed 17Jan2008

BIBLIOGRAPHY W / RECOMMENDATIONS

AUTHOR	Book Title
	(Updated 25February2008)
Al-Hilali, Dr. Muhammad Taqi-ud-Din, Ph.D. & Khan, Dr. Muhammad Muhsin (translators)	The Noble Qur'an - THE SAUDI ARABIAN PREFERRED VERSION - EASIEST TO READ IN ENGLISH WITH CLARIFICATION NOTES
Ali, Abdullah Yusuf (translator)	The Meaning of The Holy Qur'an - CAIR PREFERRED VERSION - WAS THE SAUDI PREFERRED VERSION BEFORE THE NOBLE QUR'AN - STILL USEFUL WITH COPIOUS NOTES
Ali, Abdullah Yusuf (translator)	The Qur'an - SAME VERSION ONLY WITHOUT THE COPIOUS NOTES
Ali, Maulana Muhammad (translator)	The Holy Qur'an - ANOTHER MAJOR VERSION THAT WAS MY FIRST QUR'AN AND IT IS STILL USEFUL
Dawood, N.J. (translator)	The Koran - OLDER TRANSLATION DONE BY AN ENGLISHMAN - SOME USEFUL UNBIASED TRANSLATIONS
Malik, Muhammad Farooq-i-Azam (translator)	Al-Qur'an - The Guidance for Mankind - THE VERSION I RECEIVED AT MY LOCAL ISLAMIC CENTER - NOT SURE OF THE PEDIGREE OF THIS ONE, BUT IT SAYS THE SAME AS THE OTHERS
Sahih Al-Bukhari	The Hadith - THE STATEMENTS AND BELIEFS OF THE PROPHET MUHAMMAD ACCORDING TO SAHIH AL-BUKHARI, THE MOST RESPECTED AND EVEN REVERED COLLECTOR OF THE HADITH - TRANSLATED BY Dr. Muhammad Amuhsin Khan - NINE VOLUMES COMPRISE THIS COLLECTION - AN INVALUABLE REFERENCE TOOL - ESPECIALLY SINCE THE ON-LINE VERSIONS THAT ARE IN ENGLISH HAVE BEEN ALTERED BY THE ISLAMOFASCISTS TO REMOVE SOME OF THE HATE-FILLED PASSAGES IN THE ENGLISH LANGUAGE VERSIONS ONLY.
Sahih Al-Muslim	The Hadith - THE STATEMENTS AND BELIEFS OF THE PROPHET MUHAMMAD ACCORDING TO SAHIH AL-MUSLIM, THE 2ND MOST RESPECTED AND REVERED COLLECTOR OF THE HADITH - TRANSLATED BY Dr. Abdul Hameed Siddiqui - EIGHT VOLUMES COMPRISE THIS COLLECTION. AN INVALUABLE REFERENCE TOOL - ESPECIALLY SINCE THE ON-LINE VERSIONS THAT ARE IN ENGLISH HAVE BEEN ALTERED BY THE ISLAMOFASCISTS TO REMOVE SOME OF THE HATE-FILLED PASSAGES IN THE ENGLISH LANGUAGE VERSIONS ONLY.
Ibn Ishaq	The Life of Muhammad - THE FIRST BIOGRAPHY OF MUHAMMAD FROM THE 800AD TIMEFRAME - TRANSLATED AND APPENDED BY A. Guillaume - A voluminous work that encompasses some of the other early biographers of Muhammad. An invaluable reference source, it can be quite tedious as well as enlightening.
The History of al-Tabari - Vol. VII	A history of Islam and Muhammad. This volume covers 622AD - 626AD - An early, and mostly honest, Islamist historian who drew much from ibn Ishaq. He covers the horror that was the Prophet Muhammad during these years plus what the army did under his orders but out of his presence.
The History of al-Tabari - Vol. VIII	A history of Islam and Muhammad. This volume covers 626AD - 630AD - An early, and mostly honest, Islamist historian who drew much from ibn Ishaq. He covers the horror that was the Prophet Muhammad during these years plus what the army did under his orders but out of his presence.
King James Version	The Holy Bible - THE CLASSIC

BIBLIOGRAPHY W / RECOMMENDATIONS

Ali, Ayaan Hirsi — **The Caged Virgin - An Emancipation Proclamation for Women and Islam - An impassioned Plea from an Islamic apostate woman for Islam to stop treating women as 2nd class sex slaves that are kept ignorant, barefoot, and even pregnant in the kitchen and drawing room, and for the boys to be brought up to regard women as something other thanthe 2nd class sex objects that the Holy Qur'an and the Prophet Muhammad say they are.**

Ali, Ayaan Hirsi — **Infidel - This is her autobiography. This is an exttemely well written book that almost turns the pages for you. She describes her life growing up in Somalia and neighboring states as a refugee, and how horridly Children, especially females, and Women in general are treated in North Africa and the Middle East. She also covers her life in Holland, the death threats after she made the movie, Submission, with Theo Van Gogh, and her refutation of Islam to become an Atheist. This is a most powerful and moving book, and describes a life no daughter of any American or anyone should ever undergo, even though that culture is being transplanted into Europe.**

Ali, Daniel & Spencer, Robert — Inside Islam - A Guide for Catholics - 100 QUESTIONS AND ANSWERS IN AN EASILY COMPREHENSIBLE FORMAT

Allison, Robert J. — The Crescent Obscured - The United States and the Muslim World, 1776-1815 - The Legacy of the Barbary Wars -- A seemingly scholarly work that grinds away at the axe of US slavery to the denial of Islamic slavery

Anonymous (Scheuer, Michael) — Through Our Enemies' Eyes - Osama Bin Laden, Radical Islam, and The Future of America - USEFUL INFO ABOUT AL QAIDA AND BIN LADEN

Anonymous (Scheuer, Michael) — Imperial Hubris - Why the West Is Losing The War on Terror - A VERY BIASED VIEWPOINT AGAINST ISRAEL WITH USEFUL INFORMATION ABOUT OSAMA BIN LADEN

Armstrong, Karen — Holy War - The Crusades and Their Impact on Today's World - AN ISLAMIST APOLOGIST VIEW - VERY TENDENTIOUS READING WITH NUMEROUS UNPROVABLE STATEMENTS AND OPINIONS

Azad Mohamed & Bibi Amina — Islam Will Conquer All Other Religions and American Power Will Diminish: Read How Allah's (God's) Prediction Will Soon Come to Pass - AN INTERESTING READ TO UNDERSTAND THE OTHER SIDES RADICAL VIEW - HARD TO FIND - MAY HAVE TO GO TO ISLAMIC WEBBOOKSTORE TO FIND

Badawi, Jamal Ph.D. — Gender Equity in Islam - Basic Principles - AN OPENLY BIASED BOOK THAT LEAVES OUT THOSE PASSAGES IN THE QUR'AN THAT SUPPORT INEQUITY PLUS THE ACTUAL INEQUITY PRACTICED OVER THE LAST 1377 YEARS AND STILL IS TODAY - CAIR IS PLACING THIS IN AMERICAN LIBRARIES FOR FREE AS PART OF ITS "UNDERSTANDING ISLAM" CAMPAIGN

Babbin, Jed — In The Words of Our Enemies - A compilation of the hate-filled statements our enemies have made of us, including "our friends", the Saudis. The hatred that fulminates from the pulpits of the Islamic world is frequent and horrid, and a great sampling is captured by Babbin. Reading what they say in their own statements is a great refutation of those that would appease these hate-spewing Islamists.

Baer, Robert — Sleeping With The Devil - How Washington Sold Our Soul for Saudi Crude - GREAT SHORT READ

Bard, Mitchell G. Ph.D. — Middle East conflict, The complete Idiot's Guide to - WRITTEN FROM AN OPENLY BIASED ANTI-ISRAELI ANTI-JEWISH VIEWPOINT

Barrett, Paul M. — American Islam - The Struggle for the Soul of a Religion -- This would be a great book if Barrett was interviewing Democrats or Republicans, but, unfortunately, his blatant and obvious ignorance of Islam permeates almost every paragraph in this well written book. Barret, if he was around in 1937, would have interviewed Nazis in the same manner, without having read or understood Mein Kampf and the speeches and documents of the Nazis. Approving of someone who supports Hezbollah is appeasement and is inexcuseable, but Barrett does that. He turns thumbs down to others, but he doesn't really expose how horrid their statements and beliefs are. This book needs to be read with many grains of salt at the ready.

Bawer, Bruce — WHILE EUROPE SLEPT - HOW RADICAL ISLAM IS DESTROYING THE WEST FROM WITHIN - BAWER, A GAY WHO LEFT AMERICA FOR LIBERAL EUROPE WHERE HE COULD MARRY HIS PARTNER FOUND OUT THAT RADICAL ISLAM WOULD RATHER DROP A WALL ON ALL GAYS, AND WAS SLOWLY TAKING OVER THE PUBLIC LIFE OF EUROPE, AND WAS EAGERLY WORKING TOWARD FOR THE DAY THEY COULD DEMOGRAPHICALLY TAKE OVER ALL LIFE IN EURABIA.

Bell, J. Bowyer — Murders on the Nile - The World Trade Center and Global Terror - MUCH GREATER DETAIL THAN USUAL ABOUT THE MUSLIM BROTHERHOOD BEGINNINGS AND HOW ABDEL RAHMAN CAME TO THE USA TO BLOW UP BUILDINGS HERE

Bell, Stewart — Cold Terror - How Canada Nurtures and Exports Terrorism around the World - Bell covers other terrorists beside the Islamofascists, but he does spend over 1/2 of the book covering that aspect. This book was published in 2005 before the recent terrorist plots uncovered in Canada - I look forward to a new tome elaborating that aspect

Belloc, Hilaire & Oussani, Gabriel — Moslems - Their beliefs, practices, and politics - AN OLD BOOK THAT HAS A LOT OF HISTORY OF CHRISTIANITY IN ARABIA BEFORE ISLAM, AND A SHORT AND UNSCHOLARLY TREATISE ABOUT ISLAM AS A HERESY OF CATHOLICISM AND AS A PRESENT THREAT TO WESTERN EUROPE - 70 YEARS AGO

Ben-Itto, Hadassa — The Lie That Wouldn't Die - The Protocols of the Elders of Zion - NECESSARY TO REFUTE THE ISLAMISTS USE OF THE PROTOCOLS AS THE GOSPEL TRUTH ABOUT THE JEWS

Berlinski, Claire — Menace in Europe - Why the Continent's Crisis is America's too - Another experiential tome that potently paints the portrait of Europe and then, by association, America succumbing to Radical Islam. The portrayel of the French riots, and how, in the years to come, they will only get worse, is a chilling picture.

Blankley, tony — The West's Last Chance - Will We Win the Clash of Civilizations - A PURELY POLITICAL READ OF THE THREAT THAT A RADICAL ISLAMIC EUROPE WILL BE TO THE UNITED STATES - A GREAT SHORT READ THAT UNDERLINES THIS CLEAR AND PRESENT DANGER

Bloom, Jonathan & Blair, Sheila — Islam - A Thousand Years of Faith and Power - A BOOK VERSION OF THE PBS SHOW THAT IS TOTALLY ONE SIDED - THE ISLAMIST APOLOGETICS SIDE

BIBLIOGRAPHY W / RECOMMENDATIONS

Bostom, Andrew G., MD	**The Legacy of Jihad - Islamic War and the Fate of Non-Muslims - AN EXCELLENT HISTORY, WITH NUMEROUS ARTICLES BY A PLETHORA OF CONTEMPORARIES TO THE ISLAMIC CONQUESTS AND THE DISASTROUS EFFECTS UPON THE CONQUERED**
Bottum, Joeseph & Dalin, David G. - Editors	The Pius Wars - Pope Pius did not support Hitler and the Nazis and worked hard to save Jews and others - DEBUNKS THE MYTHS ATTACKING THE POPE
Braswell, George W., Jr.	What You Need to Know About Islam & Muslims - A BEGINNERS INTRODUCTORY BOOK TO ISLAM AND THEIR CUSTOMS FROM A CHRISTIAN POINT OF VIEW
Bunzl, Matti	Anti-Semitism and Islamophobia: Hatreds Old and New in Europe - A series of essays by liberal multiculturalists that totally miss the understanding of Islam that an in-depth study would provide. They underplay the role of Islam in the resurgence of anti-semitism in Europe, and totally play the role of Dhimmi and Islamic apologists, including to Tariq Ramadan, the voice of radical Islam fooling these liberals. An easily refutable group of essays by idiot-savants.
CAIR (Council on American-Islamic Relations)	American Muslims - A Journalists Guide to Understanding Islam and Muslims - This is CAIR's, as the premier Wahhabist Islamofascist Organization in the USA, guide to fool journalists about Islam and what CAIR wants for America, which is an Islamist country ruled by Sharia law.
Caner, Ergun Mehmet & Caner, Emir Fethi	Unveiling Islam - An Insider's Look At Muslim Life and Beliefs - ABSOLUTELY SKEWERS ISLAM REGARDING THE TOTAL LACK OF WOMAN'S RIGHTS UNDER SHARIA LAW AND AS ACTUALLY PRACTICED
Coope, Jessica A.	The Martyrs of Cordoba - Community and Family Conflict in an Age of Mass Conversion - SKEWERS THE CURRENT POLITICALLY CORRECT BELIEF THAT AL-ANDALUSIA (SPAIN UNDER MOORISH RULE) WAS A PLACE OF TOLERANCE AND EQUALITY
Creasy, E. S.	The Fifteen Decisive Battles of the World - OLD BOOK ABOUT IMPORTANT BATTLES - FOR ME, THE BATTLE OF TOURS IN AD 732 WHICH DEFEATED THE MUSLIM INVASION OF FRANCE
Dalin, David C.	The Myth of Hitler's Pope - Pope Pius XII helped Jews and opposed Hitler - MORE DOCUMENTATION REFUTING THE CURRENT POLITICALLY CORRECT VIEWPOINT THAT THE POPE WAS HITLER'S PUPPET UNTIL AFTER THE LIBERATION OF ITALY IN 1944.
Davis, Jayna	The Third Terrorist - A SERIOUS BOOK PRESENTING AN INTERESTING THEORY WITH NUMEROUS ATTESTATIONS REGARDING AN IRAQI CONNECTION TO THE OKLAHOMA BOMBING
Davis, Gregory M.	**Religion of Peace? Islam's war against the World - A fairly Short book that is a primer on how much these Islamists hate us and have done so for 1387 years. All by itself it is a good beginner book to prime the study Islam even more to confirm or refute Davis' preposition - and the more anyone studies Islam openly and honestly, the more one knows that Davis is right.**

BIBLIOGRAPHY W / RECOMMENDATIONS

Darwish, Nonie — Now They Call Me Infidel - Why I Renounced Jihad for America, Israel, and the War on Terror - by a Muslim Shahid's Daughter - A lucid and wonderful tome by an Egyptian Lady Who's Father was Killed by Israeli's - And who understands how Islam teaches hatred of Jews and how it treats women so execrably, and how radical Islam is making progress by leaps and bounds into the Islamic Society in America, radicalizing it every day.

Deedat, Ahmed — Muhammed - The Natural Successor to Christ - ONE OF A NUMEROUS SET OF ISLAMIC DOCUMENTS DEBUNKING CHRISTIANITY AND PRESENTING ISLAM AS THE PERFECT RELIGION - AVAILABLE AT ISLAMIC BOOKSTORES ON LINE

Emerick, Yahiya — Understanding Islam, The complete Idiot's Guide to - ANOTHER BIASED BOOK WRITTEN BY AN ISLAMIC APOLOGIST THAT MENTIONS NOTHING REGARDING THE OPEN DIFFICULTIES WITH THE HOLY QURAN AND ISLAM AS IT EXISTS TODAY AND HAS ACTUALLY HISTORICALLY EXISTED FOR THE LAST 1377 YEARS.

Emerson, Steven — **American Jihad - The Terrorists Living Among Us - ONE OF THE FIRST EXPOSES OF THE EXISTENCE OF RADICAL ISLAMISTS PREACHING HATRED AND PLANNING HARM TO THE US WITHIN THE US - AN EXCELLENT READ**

Emerson, Steven — **The American House of Saud - The Secret Petrodollar Connection - A LONGER READ THAT PRESENTS THE DISTURBING CONNECTION BETWEEN THE HOUSE OF SAUD AND THEIR MONEY AND ITS EFFECTS UPON AND IMPACT TO POLITICS WITHIN THE USA**

Fallaci, Oriana — The Rage and The Pride - A SHORT, UNUSUALLY TRANSLATED BY THE AUTHOR STREAM OF CONSCIOUS TYPE OF WRITING STYLE THAT STILL PRESENTS A CLEAR PICTURE OF THE DANGER WITHIN EUROPE OF THE RADICAL ISLAMISTS

Fallaci, Oriana — The Force of Reason - A longer tome, translated in the same manner, that elaborates on the horrid history of Islam and the danger that Europe faces: Written in the face of multiple lawsuits by the Islamofascist in Europe trying to shut off the Freedom of Speech to criticise them.

Ferrigno, Robert — Prayers for the Assassin -- THIS IS A NOVEL THAT PROVIDES, WITHIN ITS PRECEPTS, AN ACCURATE PORTRAYAL OF WHAT AN ISLAMIC AMERICA COULD BE LIKE, AND WHAT AMERABIA WILL PROBABLY BE LIKE WITHIN 70 YEARS.

Fletcher, Richard — **Moorish Spain - A REASONABLE HISTORY OF MOORISH SPAIN THAT IS NOT BIASED TOWARDS THE MYTH OF A GOLDEN AL-ANDALUSIA**

Flynn, Daniel J. — Intellectual Morons - How Ideology Makes Smart People Fall for Stupid Ideas - A MORE CURRENT BOOK THAT PRESENTS SOME INTERESTING THOUGHTS CONCERNING NEOCONS AND OTHERS - ACTUALLY WRITTEN BY A CONSERVATIVE

Fourage, Paul — The Age of Charles Martel - AN OLD SHORT BOOK REGARDING CHARLES MARTEL. THERE IS REALLY NOT MUCH LITERATURE REGARDING HIM AND THE BATTLE OF TOURS IN 732AD

Fourest, Caroline	**Brother Tariq - The Doublespeak of Tariq Ramadan - Tariq is called the Martin Luther King of modern Islam by liberals and Islamic apologists in Europe and America, but this grandson of Hassan al-Banna, the founder of the Muslim Brotherhood, actually preaches radicalism in Arabic to his Muslim audiences in Europe and the Middle East. Only if one knows the history of al-Banna and the Brotherhood and Islam can one read or heart in his speeches the doublespeak that he uses to fool non-Muslims (Taqqiya and Kithman actually being practiced by an Islamist). This is a well written and eye-opening expose.**
France, John F.	Victory in the East - A Military History of the First Crusade - AN EXCELLENT BOOK PRESENTING THE FIRST CRUSADE PURELY FROM THE VIEWPOINT OF A MILITARY MAN -MEANING IT JUST DOESN'T ADDRESS THE OTHERS ASPECTS OF THE CRUSADE
Fregosi, Paul	**Jihad - AN EXCELLENT HISTORY OF THE ATTACKS BY ISLAM AGAINST EUROPE AND CHRISTIANS FOR THE LAST 1377 YEARS. THIS IS A SUPERB READ, AND I HAVE READ IT SEVERAL TIMES.**
Fuller, J. F. C.	The Decisive Battles of the Western World 480BC - 1757AD - MORE OLD MILITARY KNOWLEDGE OF THE BATTLES OF ANTIQUITY BETWEEN ISLAM AND CHRISTIANITY - I HAVE QUITE A FEW OTHER TOMES THAT ARE EQUALLY WEIGHTED TOWARDS THE MILITARY VIEWPOINT AND ENCOMPASS ALL BATTLES FROM THE BEGINNING OF TIME.
Gabriel, Brigitte	**Because They Hate - A Survivivor of Islamic Terror Warns America - A SURVIVOR OF THE PLO TERRORIST TAKEOVER OF CHRISTIAN LEBANON DURING HER TEENAGE YEARS DESCIBES HER EXPERIENCES AND HOW THEY TRANSLATE INTO THE PROBLEM HERE IN THE US.**
Gabriel, Mark A., Ph.D.	**Islam and the Jews - The Unfinished Battle - AN EXCELLENT SHORT READ BY AN APOSTATE WHO HAS A PhD IN ISLAMIC STUDIES FROM AL-AZHAR IN EGYPT, THE PREMIER ISLAMIC UNIVERSITY IN THE WORLD**
Gabriel, Mark A., Ph.D.	**Islam and Terrorism - What the Qur'an really reaches about Christianity, violence and the goals of the Islamic Jihad - AN EXCELLENT SHORT READ BY AN APOSTATE WHO HAS A PhD IN ISLAMIC STUDIES FROM AL-AZHAR IN EGYPT, THE PREMIER ISLAMIC UNIVERSITY IN THE WORLD**
Gabriel, Mark A., Ph.D.	Islamic Terrorists - Why they hate us and how we can change their minds - A COGENTLY ARGUED RATIONALITY FOR WHY THEY HATE US, BUT THE ARGUMENT THAT CHRISTIAN PROSELYTIZING WILL WIN THE DAY IS LACKING NOT IN THE AUTHORS CONVICTION, BUT IN THE REALITIES ON THE GROUND
Gaffney, Frank J.	War Footing - 10 Steps America Must Take to Prevail in the War for the Free World -- ANOTHER ITERATION BY RESPECTED FORMER GOVERNMENT AND DEFENSE EMPLOYEES. THE ITEMS ARE WELL PRESENTED AND WELL ARGUED. UNFORTUNATELY, MOST HAVE NOT BEEN ADOPTED AND MANY ONLY PARTIALLY.
Gertz, Bill	Treachury - How America's Friends and Foes are Secretly Arming Our Enemies - CURRENT EVENTS REGARDING THE PERFIDY OF OUR "ALLIES"

Gertz, Bill	Breakdown - How America's Intelligence Failures Led to September 11 - CURRENT EVENTS BY A BULLDOG OF AN INVESTIGATIVE REPORTER
Ghounem, Mohamed	200+ Ways the Quran Corrects the Bible - How Islam Unites Judaism and Christianity - A TYPICAL FLAWED ATTEMPT TO DEFAME THE BIBLE - THESE TYPES OF BOOKS ARE SUPERFICIAL WITH AN AIR OF INCREDIBLE SUPERIORITY, BUT ARE STILL INTERESTING READING FOR THE CLOD FISTED MINDSETS OF THESE FOLKS
Gold, Dore	**Hatred's Kingdom - How Saudi Arabia Supports the New Global Terrorism - AN EXCELLENT BOOK BY THE ISRAELI AMBASSADOR - GREAT READING WITH COPIOUS DOCUMENTATION**
Griffiths, John C.	Afghanistan - A History of conflict - A SHORT INTRODUCTORY BOOK TO THE HISTORY OF ONE MESSED UP PART OF THE WORLD
Hanson, Victor Davis	Carnage and Culture - A FANTASTIC READ OF A COUNTERPOINT TO JARED DIAMONDS "GUNS, GERMS, AND STEEL" WHICH PRESENTS SOME COMPELLING MILITARY HISTORY OF SOME BATTLES, INCLUDING SOME BETWEEN ISLAM AND CHRISTIANITY, THAT SUPPORT HIS THEORY
Hanson, Victor Davis	An Autumn of War - What America Learned from September 11 and the War of Terrorism - A COLLECTION OF ESSAYS THAT PRESENT A COGENT AND IRREFUTABLY LOGICAL VIEWPOINT OF WHAT IT WILL TAKE TO DEFEAT THE TERRORISTS
Harris, Lee	Civilization and its Enemies - The Next Stage of History - A PHILOSOPHICAL TREATISE THAT PRESENTS HOW CIVILIZATION CAN EITHER SUCCEED BY MEETING ITS CHALLENGES OPENLY OR SUCCUMB TO THE ENEMY INSIDE
Harari, Haim	A View From the Eye of the Storm - Terror and Reason in the Middle East - A Scientists Vision for Hope - a WONDERFUL, ENTERTAINING BOOK THAT DOES GO A LONG WAY TO DESCRIBING THE INSANE WORLD OF THE PALESTINIANS AND THE MIDDLE EAST, BUT HAIM, A SECULAR SCIENTIST, OPENLY DECIDES, TO THE DISCREDIT OF HIS PROFESSION, THAT HIS BOOK (AS IF FROM A CONVERSATION WITH A TAXI DRIVER) WILL IGNORE THE ROOT CAUSE OF THE PROBLEM, WITHOUT THE CORRECTION OF WHICH, THE PROBLEM WILL NEVER GO AWAY: THAT IS THE HATRED TAUGHT BY THE HOLY QURAN (ALLAH) AND HIS PROPHET MUHAMMAD, THAT THE ONLY SURE WAY TO GET INTO HEAVEN IS JIHAD (HOLY WAR), AND PERHAPS EVEN DEATH IN THE CAUSE OF ISLAM AND JIHAD.
Hayes, Stephen F.	The Connection - How al Qaeda's Collaboration with Saddam Hussein Has Endangered America - THE BEST, AND ONLY, BOOK PRESENTING THE EVIDENCE THAT DOES EXIST, WHICH IS PLENTY, REGARDING SADDAM AND HOW HE WAS INVOLVED WITH AL QUAEDA AND OTHER TERRORISTS AND HOW HE FOSTERED AND SUPPORTED TERRORISM

Hedges, Chris — American Fascists - The Christian Right and the War on America - This is a horrid book that picked the wrong religion. Since 9/11 there have been over 10,200 terrorist attacks. None by Christians and almost all by Islamists stating Allahu Akbar. Hedges is a biased far-left purpoeted Christian that hasn't studied Islam enough to have an opinion worth having. Read Robert Spencer's *Religion of Peace - Why Christianity Is and Islam is not*, and then you will see how readily refutable this biased, ignorant tome is.

Horowitz, David — **Unholy Alliance - Radical Islam and the American Left - A SERIOUS TREATISE REGARDING HOW SOME LEFTOVER AMERICANS ARE ACTUALLY ROOTING FOR AND WORKING WITH THE RADICAL ISLAMISTS AGAINST AMERICA**

Horowitz, David — Why We are in IRAQ - and Why Some Americans want us to Lose the War - A SHORT TREATISE REITERATING THE SALIENT FACTS AND SOME POINTS FROM THE ABOVE BOOK

Hunt, Col. David — They Just Don't Get It - A GRUFF MILITARY MAN'S VIEWPOINT OF HOW TO WIN THE WAR - ITS AN INTERESTING READ, AND WHILE I APPRECIATE HIS VIEWS, HE IS SHORT ON KNOWLEDGE OF EXACTLY HOW DANGEROUS THE ACTUAL TEACHINGS OF RADICAL ISLAM ARE WITHIN THE US AND ELSEWHERE

Kaegi, Walter E. — Byzantium and the early Islamic Conquests - AN ERUDITE TOME WITH VOLUMINOUS FOOTNOTES REGARDING HOW BYZANTIUM LOST TO THE ISLAMISTS

Karsh, Efraim — **ISLAMIC IMPERIALISM - A HISTORY – EFRAIM'S TAKE IS THAT IMPERIALISM, OLD STYLE OTTOMAN EMPIRE LIKE IMPERIALISM, IS STILL THE DESIRE AND GOAL OF MOST ISLAMIC LEADERS - YESTERDAY AND TODAY - HIS ARGUMENTS ARE COGENT AND ERUDITE, BUT I DO BELIEVE HE UNDERPLAYS THE BASIC RELIGIOUSLY INSPIRED HATRED THAT FOMENTS WITHIN ISLAM.**

Kennedy, Hugh — The Armies of the Caliphs - Military and Society in the Early Islamic State - ANOTHER ERUDITE TOME WITH VOLUMINOUS FOOTNOTES THAT EXAMINES THE ISLAMIC ARMIES AND THEIR RELATIONSHIP TO THE ISLAMIC SOCIETY THAT SPAWNED THEM

Konstam, Angus — Lepanto 1571 - The Greatest Naval Battle of the Renaissance (against Islam) - A SHORT READ FROM THE MILITARY VIEWPOINT

Kramer, Martin — Ivory Towers on Sand - The Failure of Middle Eastem Studies in America – Kramer chronicles how the Middle East Studies departments of US universities have lost their academic honesty and integrity - in effect, falling into the Edward Said school of supporting Islamists and blaming America, and Israel first, while always predicting the outbreak of freedom and democracy in the Middle East - and missing every tum towards darkness that Saddam, Iran, the Saudis, and Syria took, plus the rise of the militant shadow govemments of Hamas and Hezbollah.

Kurzman, Dan — Genesis 1948 - The First Arab-Israeli War - A DETAILED BOOK OF THE ZIONIST STRUGGLES FROM THE TURN OF THE CENTURY AND THE WAR FOR INDEPENDENCE

Ledeen, Michael A. — The War Against the Terror Masters - THE FIRST BOOK TO SUCCINCTLY STATE THE CASE TO TAKE OUT THE COUNTRIES, IE REGIME CHANGE, IF WE ARE TO WIN THE CURRENT WAR AGAINST RADICAL ISLAM - SHORT ON THE ACTUAL ISLAMIC ROOTS OF THE TERRORISTS

Lewis, Bemard	The Muslim Discovery of Europe - AN ERUDITE TOME FROM AN ISLAMIC APOLOGIST THAT IS STILL FAIRLY REASONABLE AND NOT TOO BIASED
Lewis, Bemard	The Crisis of Islam - Holy War and Unholy Terror - DITTO
Lewis, Bemard	What Went Wrong? - Westem Impact and Middle Eastem Response - DITTO
Lewis, Bemard	The Middle East - A Brief History of the Last 2,000 Years - DITTO
Lewis, Bemard	Semites and Anti-Semites - An Inquiry into Conflict and Prejudice - DITTO
Ludemann, Gerd	The Unholy in the Holy Scripture - The Dark Side of the Bible - A DIFFICULT, UNCONVINCING READ
Madden, Thomas F.	A Concise History of the Crusades - AS THE TITLE STATES
Mansfield, Laura	Inshallah - My Journey into the World of Islam and my Escape -- MS. MANSFIELD COVERS HER MARRIAGE TO AN EGYPTIAN MUSLIM IN THE US, THE RELUCTANT MOVE TO EGYPT, AND HOW MANY MUSLIMS WERE NICE, MUCH NICER IF YOU WERE ANOTHER MUSLIM, AND THE TRIALS IN ATTEMPTING TO AND ACTUALLY ESCAPING WITH HER CHILD BACK TO THE USA
Mansfield, Laura	One Nation Under Allah - THIS CHRONICLES THE HEINESS HATRED BEING TAUGHT TO AMERICAN CITIZENS IN MUSLIM SCHOOLS IN THE USA, AND SOME OTHER INDICATORS THAT MAKE PUSH THE US INTO BECOMING AMERABIA
Mauro, Ryan	Death to America - The Unreported Battle of Iraq - A 19 YEAR OLDS TAKE ON THE PUBLICLY AVAILABLE INFORMATION REGARDING IRAQ - ITS PRESENTS A LOT OF INTERESTING INFORMATION
Mead, John clark	The New World War - A Behind-the-Scenes Look at Why and How Militant Muslims Plan to Destroy Westem civilization - A SHORT BOOK WITH LITTLE DATA BUT SOME PERSONAL EXPERIENCES
Menezes, Rev. J. L.	**The Life and Religion of Mohammed - The Prophet of Arabia - AN EXCELLENT BOOK BY A PRIEST IN INDIA AT THE BEGINNING OF THE LAST CENTURY - A KNOWLEDGEABLE AND READABLE LOOK AT MUHAMMAD AND ISLAM, AND SOME OF THE FLAWS THAT NEED TO BE CONSIDERED BY EVERYONE - CAIR DOES NOT WANT ANYONE TO READ THIS BOOK - AVAILABLE ON AMAZON USED, AND AT THE CONSERVATIVE BOOK CLUB NEW, AND AT BOOKSFORCATHOLICS.COM ALSO NEW. BOTH NEW SITES ARE CHEAPER THAN AMAZON USED.**
Miller, Shane	The Hammer of Gaul - The Story of Charles Martel - ANOTHER SHORT BOOK ON CHARLES AND THE BATTLE OF TOURS
Minitar, Richard	Shadow War - The Untold Story of How Bush is Winning the War on Terror - CURRENT EVENTS BY ONE OF THE BEST INVESTIGATORS OF INSIDE INFORMATION
Minitar, Richard	Losing Bin Laden - THE CLINTON YEARS AND HOW TERRORISM WAS DELIBERATELY IGNORED AS AN ISSUE
Morse, Chuck	**The Nazi Connection To Islamic Terrorism - Adolf Hitler and Haj-Amin al-Husseini -- How Haj Amin, the Grand Mufti of Jerusalem, hated Jews before 1920, taught Adolf Eichmann, Himmler, and Hitler much, and may very well carry great responsibility for the inception and implementation of the final solution: mentored Yasir Arafat into hating Jews more than the Nazis did.**
Murawiec, Laurent	Princes of Darkness - The Saudi Assault on the West - MORE DOCUMENTATION OF HOW SAUDI ARABIA IS A CLEAR AND PRESENT DANGER TO WESTERN CIVILIZATION.

Nicolle, David	The First Crusade 1096 - 99 - A SHORT MILITARY HISTORY
Nicolle, David	Yarmuk 636AD - The Muslim conquest of Syria - A SHORT MILITARY HISTORY
Nicolle, David	Acre 1291 - Bloody Sunset of the Crusader States - A SHORT MOSTLY MILITARY HISTORY
Nicolle, David	Hattin 1187 - Saladin's Greatest Victory - A SHORT MOSTLY MILITARY HISTORY OF THE BATTLE AND CAMPAIGN
Nicolle, David	Granada 1492 - The Twilight of Moorish Spain - A MILITARY OVERVIEW OF THE FINAL BATTLES FOR SPAIN
Nicolle, David	Constantinople 1453 - The End of Byzantium - A SHORT HISTORY OF THE EVENTS AND THE BATTLE
Nimer, Mohamed - Editor	Islamophobia and Anti-Americanism - This is CAIR's attempt to state that if you are in opposition to Islam, you are an Islamophobe, and that is the same as being anti-American. This book is replete with distortions, mistruths, half-truths, and omitions. It is the Wahhabist agenda to fool non-Muslims about Islam. As Tawfik Hamid, a Muslim trying to reform Islam stated, being called an Islamophobe by CAIR is a badge of honor that every American whould wear proudly.
Norwich, John Julius	A Short History of Byzantium - A SUMMARY OF HIS THREE VOLUME HISTORY. HIGHLY READABLE AND ONLY SLIGHTLY BIASED. THE THREE VOLUME HISTORY, OF WHICH I HAVE AND HAVE READ VARIOUS EXCERPTS, IS STILL ONE OF THE BEST HISTORIES OF THIS ERA.
O'Leary, De Lacy, D.D.	Islam at the Cross Roads - A Brief Survey of the Present Position and Problems of the World of Islam -- AN APOLOGY BY ONE OF THE WORLDS BETTER KNOWN APOLOGISTS FOR RADICAL ISLAM, BACK IN 1923. HE IS QUOTED IN A BOOKLET IN MOST MOSQUES PROVING ISLAM IS NOT A RELIGION OF THE SWORD, BUT LIKE MOST APOLOGISTS, HIS DOCUMENTARY EVIDENCE IS MISSING, HIS ANALYSIS IS SHALLOW, HIS ELABORATIONS ARE SUSPECT, AND THIS IS A PRICEY AND HARD TO FIND LIE.
Olson, Lynne	**Troublesome Young Men - The Rebels Who Brought Churchill to Power and Helped Save England - A tremendous and fascinating book that follows the public, and private, lives of these troublesome young (and old) men in Parliament, probably whom without Churchill would never have come to power in May, 1940, and Chamberlain and the appeasers would probably have surrendered England to the Nazis. It was a very close run thing. The challenge is to apply this book to the future, and even Ms. Olsen can't competently do so when she criticizes the intervention in Egypt in 1956, which Eisenhower called his worst mistake and which has reverberated into the future as a salient event which did much to destroy Europe and Americas partnership and initiated the surrender of Europe by Europe to the Islamofascist that are now taking demographically taking it over.**

O'Shea, Stephen — Sea of Faith - Islam and Christianity in the Medieval Mediterranean World -- A wonderfully written book that grates on the reader in almost every paragraph. O'Shea is an apologist, as he admits in a footnote, a follower of the Edward W. Said school of Islamofascism as espoused in the views in his horrid little screed, Orientalism. He consistently excuses the most heinous acts by Muslims, including the Prophet Muhammad, yet excorciates Christians for similar acts. A little eveness or actual knowledge of those facets of Islam would greatly improve this otherwise excellent recounting of the actual battles that are the crux of this book..

Perle, Richard & Frum, David — An End to Evil - How to Win the War on Terror - A FANTASTIC TOME THAT PRESENTS CLEARLY AND CONCISELY A PATH TO VICTORY

Phares, Walid — Future Jihad: Terrorist Strategies Against America - Walid does a pretty good job of many of the basics of Islam and Jihad, and how they will impact us in the future (post 9/11), but he is still far to easy on Islam, and the basic teachings of Islam

Phillips, Melanie — Londonistan -- How Britain and Tony Blairs Government have surrendered to Islamofascism within the borders of Great Britain. Even after July, 2005, the rhetoric and actions quickly changed back to apologism and appeasement.

Pickles, Tim — Malta 1565 - Last Battle of the Crusades - A SHORT MILITARY HISTORY OF THE CAMPAIGN

Pipes, Daniel — **Militant Islam Reaches America - A FINE READ THAT PRESENTS IN NO UNCERTAIN TERMS THE DANGER WITHIN AMERICA**

Pipes, Daniel - Editor — Middle East Quarterly - Summer 2003 - Summer 2005 inclusive - THE QUARTERLY MAGAZINE OFFERED BY THE MIDDLE EAST FORUM - ERUDITE STUDIES WITH COPIOUS DOCUMENTATION THAT ARE CURRENT AND STILL HIGHLY READABLE

Pirenne, Henri — Mohammed and Charlemagne - A BELGIANS THEORY AND DOCUMENTARY PROOF THAT ISLAM KILLED WESTERN CIVILIZATION AROUND THE MEDITERRANEAN SEA, HENCE THE RISE OF THE CIVILIZATION IN NORTHERN EUROPE - WELL WORTH CONSIDERING

Posner, Richard A.- Federal Appeals Court Justice — **Not a Suicide Pact - The Constitution in a Time of National Emergency - Judge Posner makes a cogent legal case for the necessity to have the Constitution bend, or it will shatter. Unfortunately, he doesn't believe in freedom of speech to openly and validly criticise Islam, and he still lacks enough knowledge of Islam to understand that we are probably going to lose this war and that our Constitution is a Suicide Pact for letting Islam into this country as a Religion rather than as a Political Ideology.**

Price-Jones, David — **Betrayal - France, The Arabs, and the Jews - A BRIEF RECOUNTING OF HOW FRANCE AND THE QUAI-D'ORSAY (FRENCH STATE DEPARTMENT) HAVE PROMOTED RADICAL ISLAMISTS, INCLUDING HAJ AMIN AL-HUSSEINI, YASIR ARAFAT, AND AYATOLLAH KHOMEI TO THE DETRIMENT OF THE JEWS IN FRANCE, EUROPE, AND ISRAEL, AND ULTIMATELY TO THE DETRIMENT AND POTENTIAL DESTRUCTION OF FRANCE ITSELF**

Regan, Geoffrey — First Crusader - Byzantium's Holy Wars - AN EXCELLENT READ OF HOW BYZANTIUM DEFEATED THE SASSANID PERSIANS JUST IN TIME FOR BOTH TO BE DEFEATED BY ISLAM

Riley-Smith, Jonathan — The Crusades - A Short History - AN EXCELLENT HISTORY BY ONE OF THE RECOGNIZED MASTERS OF THIS HISTORY

Runciman, Steven — A History of the Crusades - Vol I - The First Crusade and the Foundation of the Kingdom of Jerusalem - THE OLD CLASSIC - SOMEWHAT BIASED BUT STILL WORTHWHILE

Runciman, Steven — A History of the Crusades - Vol II - The Kingdom of Jerusalem and the Frankish East, 100-1187 - DITTO, CONTINUED

Runciman, Steven — A History of the Crusades - Vol III - The Kingdom of Acre and the Later Crusades - DITTO, CONTINUED

Said, Edward W. — Orientalism - A very obtusely written book, by an author that is full of himself and his ability to write lengthy nonsensical sentences. This biased, Islamist supporting screed that denigrates the valid scholarly work done by these same Orientalists that he so denigrates. His support for the IslamoNazi, Yassar Arafat, and the denial of the terrorist violence that Yasser fomented all of his life, puts paid to any consideration of Said as a "moderate" that anyone should support.

Schwartz, Stephen — **The Two Faces of Islam - The House of Sa'ud From Tradition to Terror - AN EXCELLENT HISTORY AND HOW IT RELATES TO TODAY AND THE SAUDIS RADICAL WAHHABI SUPPORT FOR ALMOST EVERY ISLAMIC GROUP YOU HAVE EVER HEARD OF WITHIN THE USA**

Sells, Michael — Approaching The Qur'an - The Early Revelations - REQUIRED READING AT THE NORTH CAROLINA STATE UNIVERSITY IN 2002 FOR INCOMING FRESHMAN - ONLY LISTS THE EARLY SURAS WITH NO MENTION AT ALL OF THE LATER SURAS THAT TEACH HATRED - AN EXTREMELY BIASED BOOK BY ONE OF THE MAJOR PUBLISHED ISLAMIC APOLOGISTS

Sharansky, Natan — The Case for Democracy - The Power of Freedom To Overcome Tyranny & Terror - NATANSKY'S MASTERPIECE, WITH COGENT ARGUMENTS FOR HIS THEORY - SUPPOSEDLY ON PRESIDENT BUSH'S END TABLE

Shedd, W. A. — Islam and the Oriental Churches - AN OLD ERUDITE TOME OF EARLY HISTORY

Siddiqui, Shamim A. — Methodology of Dawah - THE "BIBLE" ON HOW THE RADICALS ARE GOING TO TURN THE USA INTO A RADICAL ISLAMIST STATE FROM THE INSIDE

Sieff, Martin — The Politically Incorrect Guide to the Middle East -An interesting book that is right 1/2 the time and absolutely wrong 1/2 the time. This is another author that, as a journalist, didn't study the basic roots of Islam, the Prophet, and Islam's history; and the ignorance shows.

Silverberg, Mark — The Quartermasters of Terror - Saudi Arabia and the Global Islamic Jihad - covers in detail How Saudi Arabia is bankrolling the teaching of hatred and the stafffing and supplies for terrorism globally - Perhaps the single best book for all the ugly details.

Spargimino, Dr. Larry — Religion of Peace or Refuge for Terror - How the world's fastest growing religion spawns terrorism - A CHRISTIAN APOLOGISTS BOOK REGARDING THE HATE FILLED SIDE OF ISLAM - SHORT BUT WELL WRITTEN

Spencer, Robert — Islam Unveiled - Disturbing Questions About The Worlds Fastest-Growing Faith - A GREAT READ - SPENCER'S FIRST FULL LENGTH BOOK

Spencer, Robert	**The Politically Incorrect Guide to Islam (and The Crusades) - SPENCER'S MOST RECENT WORK - ONE OF THE BEST OVERALL INTRODUCTIONS TO THE SUBJECT AND HIGHLY RECOMMENDED FOR EVERY AMERICAN**
Spencer, Robert	Onward Muslim Soldiers - How Jihad Still Threatens America and the West - ANOTHER GREAT READ - SPENCER'S SECOND FULL LENGTH BOOK - OVERLAPS AND EXPANDS UPON HIS FIRST BOOK
Spencer, Robert - Editor	**The Myth of Islamic Tolerance - How Islamic Law Treats Non-Muslims - A LENGTHY TOME THAT LEAVES NO DOUBT THAT THE TITLE IS THE TRUTH - MANY CONTRIBUTIONS BY THE RECOGNIZED EXPERT ON THE SUBJECT - BAT YE'OR**
Spencer, Robert	**The Truth about Muhammad - Founder of the World's Most Intolerant Religion - A CURRENT BIOGRAPHY USING ORIGINAL ISLAMIC SOURCES OF THE REAL LIFE OF MUHAMMAD AND COVERING HOW THE APOLOGISTS AUTHORING BIOGRAPHIES TODAY ARE USEFUL IDIOTS SERVING UP LIES AND OMISSIONS REGARDING HIS LIFE, WORDS, AND DEEDS THAT STILL IMPACT ISLAM AND THE WORLD TODAY VERY ADVERSELY**
Spencer, Robert	**Religion of Peace? Why Christianity Is and Islam Is'nt - A short, but erudite tome written in an easily comprehensible manner as to why Hedges and Hitchens are wrong to bash Christianity, and why Hedges is wrong to not bash Islam. This is not the final word on the subject, but it should make every Christian hater and every Islamofascist and apologist swallow hard and study a lot more before attempting to argue with Spencer.**
Sperry, Paul	**Infiltration - How Muslim spies and Subversives have penetrated Washington - HIGHLY RECOMMENDED - GOES INTO SOME DETAIL REGARDING THE RADICAL MUSLIM COMMUNITY IN NORTHERN VIRGINIA, AS WELL AS HOW THE US GOVERNMENT ITSELF, INCLUDING THE CIA AND FBI HAVE BEEN INFILTRATED AND SNOOKERED BY THE RADICAL ISLAMISTS**
Steyn, Mark	**America Alone - The End of the World As We Know It - A SHORT, ENTERTAINING BOOK THAT STEYN USES HIS KEEN SENSE OF ACERBIC HUMOR AND SATIRIC SENSE OF WRITING TO COVER THE MOST SERIOUS SUBJECT - HOW THE DEMOGRAPHICS OF THE MODERN WORLD ARE GOING TO EXTINGUISH WESTERN CIVILIZATION EXCEPT IN AMERICA - PERHAPS AND HOW THE RELIGION STARTING WITH AN I AND ENDING WITH SLAM IS GOING TO SOCIALLY AND ECONOMICALLY DESTROY THE REST OF THE WORLD**
Timmerman, Kenneth R.	**Preachers of Hate - Islam and the War on America - HIGHLY RECOMMENDED - THE BEST, CURRENT STUDY OF HOW ISLAM TEACHES AND PRACTICES HATRED TOWARD JEWS AND ISRAELIS, AND HOW THAT LEADS TO HATRED OF AMERICA, DEMOCRACY. AND ALL OF CHRISTIANITY.**

Timmerman, Kenneth R. — **Shadow Warriors - The Untold Story of Traiters, Sabeteurs, and the Party of Surrender - Very well written, almost a page turner, that delineates by name, date, and action how liberals in the State Department, CIA, FBI, DHS, and DOD have worked against the best interests of the USA, have tried to sabotage this Administration's policies and actions, and have attempted to implement their own policies to replace the Administrations, even though they were never elected and have no authority to do so. The recent NIE that said Iran had stopped its nuclear program in 2003 was a policy product of these Shadow Warriors that did great harm to the USA in this war**

Toropov, Brandon & Buckles, Father Luke — World Religions, The complete Idiot's Guide to - A BRIEF GUIDE THAT IS LESS BIASED THAN THE OTHER IDIOTS GUIDES

Trifkovic, Serge — **The Sword of the Prophet - Islam - history, theology, impact on the world - THE BEST INTRODUCTORY BOOK TO THE SUBJECT - WAS THE STANDARD BEFORE SPENCER'S IDIOTS GUIDE, BUT IS STILL A GREAT READ THAT COVERS HISTORY AND CURRENT COUNTRIES THAT SPENCER DOESN'T**

Trifkovic, Serge — **Defeating JIHAD - How the war on terror may yet be won, in spite of ourselves - ANOTHER WELL PRESENTED, COGENTLY ARGUED BOOK THAT COVERS THE ROOTS OF THE PROBLEM THE CURRENT STATE, AND OFFERS A SOLUTION, WHICH MOST TOMES DO NOT - ONE OF THE BEST READS FOR THE NOVICE AND THE EXPERT**

Valley, Maj. General Paul & McInerney, Lt. General Thomas — Endgame - The Blueprint for Victory in the War on Terror - ANOTHER COGENT BLUEPRINT ON HOW TO WIN THE WAR AGAINST TERRORISM. THIS BOOK, LIKE ALL OF THEM, IS SHORT ON HOW TO REFORM ISLAM, REGARDLESS OF WHETHER IT CAN BE DONE OR NOT

Wagner, William — How Islam Plans to Change the World - SHORT BOOK WITH MOSTLY PERSONAL EXPERIENCES THAT ARE STILL STARTLING

Warraq, Ibn — Leaving Islam - Apostates Speak Out - THE DIFFICULTY OF LEAVING ISLAM AND THE INCREDIBLE DANGER MOST APOSTATES ARE IN UNTIL THEY CAN SEPARATE THEMSELVES FROM THEIR FAMILY AND CULTURE.

Weiner, Justus Reid — Human Rights of Christians in Palestinian Society – A brief booklet that delineates the status of Christians in the historic honmeland of Jesus under Palestinian rule since 1994. That status is one of a population in decline due to the execrable manner that they are treated under Sharia Law

Williams, Paul L. Ph.D. — The Crusades, The complete Idiot's Guide to - A FAIRLY REASONABLE BOOK WITH SOME DATA NOT MENTIONED IN OTHER BOOKS - WORTH READING

Williams, Paul L. Ph.D. — Osama's Revenge - The Next 9/11 - AN EASY READ THAT PRESENTS THE ARGUMENTS FOR AL-QAIDA HAVING NUCLEAR WEAPONS

Williams, Paul L. Ph.D. — The Al Qaeda Connection - International Terrorism, Organized Crime, and the Coming Apocalypse - ELABORATES ON ITEMS THAT SUPPORT SOME DANGERS TO AMERICA AND RELATES THEM TO AL QAIDA AND NUCLEAR WEAPONS

Williams, Paul L. Ph.D.	The Dunces of Doomsday - 10 blunders that gave rise to Radical Islam, Terrorist Regimes, and the threat of an American Hiroshima -- AN ITERATION OF 10 COGENTLY ARGUED AND LOGICALLY PRESENTED ITEMS THAT CANNOT BE EASILY DISMISSED OR ARGUED AGAINST THAT ARE HAVING AN IMPACT, AND A DELETERIOUS IMPACT ON THE POSSIBILITY OF WINNING THE WAR
Williams, Paul L. Ph.D.	The Day of Islam - The Annihilation of America and the Western World -- This covers in great detail the documentation for al-Qaeda already having nuclear weapons, including man-portable or suitcase nukes, and the best knowledge about his plans to use them. It refutes the arguments of those that disbelieve the data regarding al-Qaeda's nukes.
Winn, Craig	Prophet of Doom - Islam's Terrorist Dogma in Muhammad's Own Words - A VERY LONG, HIGHLY DETAILED BOOK THAT LITERALLY QUOTES EVERY CHAPTER AND VERSE FROM THE HOLY QUR'AN, HADITH, SIRRA, ETC. AND COMPARES THEM WITH THE BIBLE WHERE APPLICABLE, AND DEVELOPS A LENGTHY BODY OF EVIDENCE THAT IS IRREFUTABLE TO SUPPORT HIS BELIEF - **HARD TO FIND BOOK BECAUSE THE ISLAMISTS HAVE TRIED DENIED HIS FREEDOM OF SPEECH AND HAVE SQUASHED IT THROUGH THREATS OF LAWSUITS.**
Wiktorowicz, Quintan	Radical Islam Rising - Muslim Extremism in the West - A Sociological Study of Islamic Radicals as if they were a normal group of people. The author concludes that people join radical groups so that they can fulfil their responsibility to do what Allah and Muhammad commanded (kill Infidels) and that this will guarantee their entrance into heaven with the dark eyed virgins. Interesting that a full sociological study came to the same conclusions as just reading and understanding Islam and its basic documents will lead to.
Wolf, Naomi	The End of America - Letters of Warning to a Young Patriot - A short, strident book that completely misunderstands this war - Ms. Wolf shrieks about how the USA will become a Fascist nation if we are not careful, displays her total ignorance of Islam and how we will become an Islamofascist Nation is we are not very careful. She derides the valid efforts of the Bush administration to fight against these Islamofascists, as Judge Posner argues in *Not A Suicide Pact*, with her ignorance leading the way to not understand that her granddaughters will be gang raped, genitally mutilated, and beaten by their fathers and husbands, all legally under Sharia law.
Ye'or, Bat	Eurabia - The Euro-Arab Axis - THE BEST, AND ONLY, BOOK, TO DESCRIBE IN DETAIL HOW THE ELITE LEADERS OF EUROPE HAVE MADE A PACT WITH THE ISLAMIC DEVIL STARTING ALMOST 40 YEARS AGO, THAT IS NOW TRYING TO BURN DOWN FRANCE
Ye'or, Bat	Islam and Dhimmitude - Where Civilizations Collide - HOW ISLAM TREATS CHRISTIANS AND JEW AS UNTERMENSCHEN, AND THE HISTORY OF THAT ACTUALLY OCCURRING
Ye'or, Bat	The Dhimmi - Jews and Christians under Islam - MORE DOCUMENTATION FOR HOW MUSLIMS ACCEPT JEWS AND CHRISTIANS; ONLY AS SUBJECTS, NOT AS EQUALS

Ye'or, Bat

The Decline of Eastern Christianity under Islam - From Jihad to Dhimmitude - HOW CHRISTIANITY HAS SUFFERED UNDER ISLAM - THE MIDDLE EAST AND NORTH AFRICA WERE CHRISTIAN BEFORE MUHAMMAD AND ISLAM WERE EVEN BORN

Zubrin, Robert

Energy Victory - Winning the War on Terror by Breaking Free of Oil - A well written, comprehensible, doable plan to win the war through ceasing to fund the demise of America. Zubrin argues for a much greater emphasis on Methanol (wood alcohol) with a boost by Ethanol (grain alcohol) to replace gasoline. No one else has argued so sensibly and cogently. Zubrin disses Hydrogen, Fuel Cells, and various other alternatives, with reasonable and irrefutable arguments .He also covers how horrid Saudi Arabia is, asit is the greates threat to our survival by any nation in the world, although he messes up when he says that ibn-Tammiyya founded Wahhabism, instead of al-Wahhab, who did learn from ibn-Taymiyya, but primarily learned from the Holy Qur'an, the Hadith, the Sirra, and the history of Islam, including ibn Taymiyya.



General Motors Corporation
Legal Staff

Facsimile (313) 665-4979

Telephone (313) 665-4927

February 5, 2008

BY E-MAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the revised proposal received on December 17, 2007 from Fredrick P. Wilson (Exhibit A) from the General Motors Corporation ("General Motors" or "GM") proxy materials for the 2008 Annual Meeting of Stockholders. The proposal is entitled "IMPROVE NEW VEHICLE FUEL ECONOMY TO STOP FUNDING TERRORISM AND THE TEACHING OF HATRED GLOBALLY AND IN AMERICA BY SAUDI ARABIA".

The proposal provides:

> Resolved: that the shareholders request GM's Board to include a specific report in the annual report on the efforts to improve the fuel economy of the company's new light truck and passenger vehicles such that no GM vehicles will indicate there is a need for any country in the world to buy oil from the Middle East to fuel the new GM vehicles at the earliest opportunity.

General Motors intends to omit the proposal under Rule 14a-8(i)(3) (violation of proxy rules) and Rule 14a-8(i)(7) (relates to ordinary business matters).

The substance of the recitals preceding the resolution quoted above is that because Saudi Arabia and members of the Wahhabi sect of Islam are implacable foes of America, Europe, Christians and Jews, the U.S. must stop buying oil from the Middle East immediately. The principal focus of the proposal is providing a report on our efforts to improve fuel economy, which is part of General Motors' ordinary business activities.

Rule 14a-8(i)(7) permits a company to excluding a proposal that "deals with a matter relating to the company's ordinary business operations," and the Commission has clarified that certain tasks that are fundamental to management's ability to run a company on a day to day basis are not suitable for direct oversight by stockholders. See Exchange Act Release No. 34-40018 (May 21, 1998); Exchange Act Release No. 34-12999 (November 22, 1976). Improving fuel economy is an important part of GM's ordinary business, as a means both of appealing to value-conscious consumers and of complying with increasingly stringent regulatory requirements in the United States and in other countries. GM's Annual Report on Form 10-K for 2006 and Quarterly Reports on Form 10-Q filed during 2007 include information about fuel economy regulations and our plans to improve the fuel economy of our vehicles, which include marketing programs for the many fuel-efficient models we offer and extensive research and development to make internal combustion and diesel engines more efficient and to develop commercially viable technology for alternative propulsion systems like electricity, hybrids and fuel cells. Activities like marketing plans for certain vehicles, improving the powertrains we offer, and developing propulsion technology that can be profitability offered in mass-market vehicles are central to GM's ordinary business, described in our 2006 Form 10-K as "the worldwide development, production, and marketing of cars, trucks, and parts." In General Motors Corporation (April 4, 2007), the Staff took a no-action position with regard to excluding a proposal from the same proponent that would have linked executive compensation to the accomplishment of similar fuel economy goals, noting that "while the proposal mentions executive compensation, the thrust and focus of the proposal is on **ordinary** business matters." (emphasis in the original)

We acknowledge that the Staff has found that certain proposals that refer to environmental or public health issues may be deemed to focus on significant policy issues if the company's operations may adversely affect the environment or the public's health. Division of Corporation Finance: Staff Legal Bulletin No. 14A (July 12, 2002). The thrust and focus of the current proposal, however, is clearly not environmental or health concerns, but terrorism. The invocation of concerns about terrorism as a motivation for a stockholder proposal does not automatically remove its subject from the realm of ordinary business operations. See Carnival Corporation and Carnival plc (January 6, 2006). Similarly, the Staff recently issued a no-action letter to exclude a proposal regarding the issuer's policies on product safety as relating to ordinary business operations, despite the proponent's argument that the public's health was implicated. The Home Depot, Inc. (January 25, 2008). See also General Motors Corporation (March 11, 2003); T. Rowe Price Group, Inc. (January 10, 2003 and December 27, 2002); SBC Communications Inc. (December 26, 2002); Morgan Stanley (December 23, 2002); Lucent Technologies Inc. (November 18, 2002). See also, e.g., Johnson & Johnson (January 15, 2003); American Home Products Corporation (March 4, 2002); Schering-Plough Corporation (March 4, 2002); Aetna Inc. (February 23, 2002). The focus of the proposal is terrorism, and fuel economy as a weapon to combat terrorism, not environmentalism.

In addition, Rule 14a-8(i)(3) would permit the omission of most of the recitals preceding the resolution, which include assertions that are deeply offensive to many people. For example, the first recital includes the statement:

> Saudi Arabia, which is married to the Wahhabi Sect of Islam, is preaching hatred of Americans, democracy, Christians, and Jews, the denigration of women, and armed Jihad with written material in American mosques, madrasses, and Islamic centers. . . They are also

teaching hatred of us in Canada, Europe, the Middle East, North Africa, and Central and SE Asia.

The fourth recital states:

All of Western Europe, England, Russia, Canada, Southeast Asia, and large sections of Central and South America will be, demographically at first, violently later, overrun by Islamists well before 2100. Holland and France may be overrun by 2030. They will be "an Islamist threat like the Nazis in WWII" to Eastern Europe and America, only this time Russia, England, and Canada will on the Islamofascists side. Shortly after Islam rules Europe, Canada, and Russia, they may start a shooting war with the US, and we will have a large segment of radical Islamists that are US citizens that have been taught hatred by Saudi money that will be an active 5th column for the Islamofascists." That recital closes with a reference to "Hezbollah activists in Dearbornistan," an apparent reference to the large number of residents of Arab descent of Dearborn, Michigan. These statements and others in the recitals, to a material extent, are derogatory to Saudi Arabia and to adherents of Islam. Staff Legal Bulletin No. 14B (CF) (September 15, 2004) states that "reliance on Rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where:

- statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation.

The recitals to the proposal to a material degree impugn and disparage the citizens of a country and the members of a religion, and we believe that all of the recitals may be omitted under Rule 14a-8(i)(3). See Bank of America Corporation (January 12, 2007). From our correspondence with Mr. Wilson, we understand that he ardently believes that these assertions are true; from GM's perspective, however, we do not believe that our proxy statement should include unverifiable statements that are likely to offend many of our stockholders and other readers.

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2008 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures



c: Fredrick P. Wilson

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 27, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated February 5, 2008

The proposal requests that the board report on General Motors' efforts to improve the fuel economy of its new light truck and passenger vehicles such that no General Motors vehicles will indicate there is a need for any country in the world to buy oil from the Middle East to fuel the new General Motors vehicles at the earliest opportunity.

There appears to be some basis for your view that General Motors may exclude the proposal under rule 14a-8(i)(7), as relating to General Motors' ordinary business operations. Accordingly, we will not recommend enforcement action to the Commission if General Motors omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which General Motors relies.

Sincerely,



Peggy Kim
Attorney-Adviser

END